As filed with the Securities and Exchange Commission on September 16, 2026.

Registration No. 333-296678

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

SWARMER, INC

(Exact name of registrant as specified in its charter)

Delaware	7372	93-1378503
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4515 Seton Center Pkwy #330

Austin, TX 78759

(512) 305-3513

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alexander Fink

Chief Executive Officer (U.S.) and President

4515 Seton Center Pkwy #330

Austin, TX 78759

(512) 305-3513

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth R. Koch

Daniel A. Bagliebter

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

919 Third Avenue

New York, NY 10022

(212) 935-3000

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 16, 2026.

3,000,000 Shares

Swarmer, Inc

Common Stock

This prospectus relates to the potential offer and sale from time to time by Lucid Capital Markets, LLC and its affiliates identified in this prospectus (collectively, “Lucid” or the “Selling Stockholder”) of up to 3,000,000 shares of common stock of Swarmer, Inc (“we,” “us,” “our,” the “Company” or “SWMR”), par value $0.00001 per share (the “common stock”), that may be issued by us to the Selling Stockholder pursuant to that certain common stock purchase agreement, dated as of June 10, 2026, by and between the Company and the Selling Stockholder (the “Purchase Agreement”), establishing a liquidity line (“Lucid Liquidity Line”), pursuant to which we may, in our sole discretion, elect to issue and sell to the Selling Stockholder up to 3,000,000 of our shares of common stock in one or more transactions, from time to time after the date of this prospectus. To date, we have issued and sold 654,734 shares of common stock pursuant to the Purchase Agreement for aggregate gross proceeds of approximately $27.2 million.

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of common stock by the Selling Stockholder pursuant to this prospectus. However, we may receive up to approximately $181 million (including the $27.2 million previously received from sales made pursuant to the Purchase Agreement prior to the date of this prospectus) in aggregate gross proceeds from the Selling Stockholder under the Purchase Agreement in connection with sales of the shares of our common stock we may elect to make pursuant to the Purchase Agreement after the date of this prospectus, based on an assumed offering price of $60.32, the last reported sale price of our common stock on June 9, 2026 (the date prior to the entry into the Lucid Liquidity Line). See “The Lucid Liquidity Line” for a description of the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

Lucid is a registered broker-dealer and Financial Industry Regulatory Authority, Inc. (“FINRA”) member, and will act as an executing broker that will effectuate resales of our common stock that may be acquired by Lucid from us pursuant to the Purchase Agreement to the public in this offering. Because Lucid will receive all the net proceeds from such resales of our common stock made to the public through Lucid, Lucid is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Consequently, this offering will be conducted in compliance with the provisions of FINRA Rule 5121. Pursuant to that rule, we have engaged Seaport Global Securities LLC (“Seaport”) to act as a “qualified independent underwriter” in this offering and have agreed to pay their fees for such services.

The Selling Stockholder may sell or otherwise dispose of the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution (Conflict of Interest)” for more information about how the Selling Stockholder may sell or otherwise dispose of such shares. Although the Selling Stockholder is obligated to purchase shares of our common stock under the terms of the Purchase Agreement to the extent we choose to sell such common stock to them (subject to certain conditions), there can be no assurances that the Selling Stockholder will sell any or all of the shares of our common stock purchased under the Purchase Agreement pursuant to this prospectus. Lucid is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

We will pay the expenses incurred in registering under the Securities Act the offer and resale of the shares of common stock offered hereby by the Selling Stockholder.

Our common stock is currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SWMR”. On June 9, 2026 (the date prior to the entry into the Lucid Liquidity Line) the last reported sale price of our common stock was $60.32. The applicable prospectus supplement, if any, will contain information, where applicable, as to any other listing, if any, on Nasdaq or any securities market or other securities exchange of the securities covered by the prospectus supplement. Prospective purchasers of our securities are urged to obtain current information as to the market prices of our securities, where applicable.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements, any free writing prospectuses, and any documents incorporated by reference carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

Prospectus dated                    , 2026

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 (the “Post-Effective Amendment”) is being filed by the Registrant pursuant to Section 10(a)(3) of the Securities Act and the undertakings set forth in Item 17 of the Registrant’s Registration Statement on Form S-1 (File No. 333- 296678) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on June 15, 2026, to update and supplement the information contained in the Registration Statement.

No additional securities are being registered under this Post-Effective Amendment, and all filing fees payable in connection with the securities covered hereby were previously paid in connection with the filing of the Registration Statement.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any applicable prospectus supplement prepared by us or on our behalf. Neither we nor the Selling Stockholder have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Stockholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section entitled “Where You Can Find More Information.”

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

TRADEMARKS

All service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making an investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes appearing at the end of this prospectus and the information set forth under the “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Unless the context otherwise requires, we use the terms “Swarmer,” “Company,” “we,” “us” and “our” in this prospectus to refer to Swarmer, Inc. All references to $, USD, or dollar herein are to U.S. dollars. All references to UAH are to Ukrainian hryvnia.

Overview

We are launching the future of autonomous warfare through combat-proven software that enables military forces to deploy and coordinate drone swarms at significant scale. We seek to establish ourself as a critical software layer operating system for autonomous swarm operations positioning us to capture increased value as the global military drone market experiences growth projected to exceed 12% compound annual growth through 2030. In furtherance of our strategy, on September 9, 2026, we entered into a participatory interests purchase agreement to acquire LIMITED LIABILITY COMPANY “JK LAND VEHICLES” (d/b/a Ratel Robotics), a limited liability company existing under the laws of Ukraine, identification code 45018662 (“Ratel Robotics”), a Ukrainian developer and manufacturer of unmanned ground vehicles (“UGVs”) purpose-built for active combat operations, which we believe will help expand our autonomous systems platform.

Combat-Proven Experience Through Operational Deployment

Unlike competitors developing capabilities in peacetime laboratory environments, we have maintained continuous combat deployment in Ukraine since April 2024, executing over 100,000 combat missions flown by drones that were equipped with our Swarmer Operating System (“Swarmer OS”), operating at varying degrees of autonomy depending on each end-user’s requirements and tactics. This operational deployment has generated a key strategic asset: a comprehensive operational dataset that creates a powerful reinforcement loop compounding over time whereby better data enables better-performing systems, better-performing systems receive broader deployment, and broader deployment generates more data. Competitors without similar operational access face fundamental limitations in achieving comparable autonomous capability maturity regardless of their engineering resources. This data advantage would require competitors to gain similar operational deployment to replicate, with such deployment opportunities being inherently limited and difficult to obtain.

Our compressed iteration cycles in active combat enable capability enhancement velocities that we believe are unachievable by traditional defense contractors. Where we believe that our competitors require months or years to develop their technology, we identify capability gaps, develop solutions, deploy to operational units, and validate performance in actual combat missions within days. We believe this operational tempo gives us a competitive advantage and enables us to deliver customer-requested capabilities faster than our competitors.

Architected to Capitalize on Favorable Industry Dynamics

Our business model is specifically designed to capture value from structural transformation in the defense drone industry. As hardware manufacturing fragments with hundreds of new drone manufacturers emerging annually in recent years and hardware margins compress, we believe autonomous software is consolidating toward companies with substantial operational datasets. Our per-unit software licensing model creates highly attractive unit economics that improve as the market scales. As drone manufacturers face margin compression, we believe our software becomes an increasingly critical value differentiator, positioning us as a strategic partner able to help manufacturers defend margins and win competitive procurements.

Vendor-Agnostic Platform Positioning for Market Capture

We believe our vendor-agnostic architecture represents a fundamental strategic advantage, positioning us as a critical integration layer for the fragmenting hardware ecosystem. By designing our software to integrate with drones from any manufacturer, we partner with leading manufacturers. As hardware manufacturing fragments, military forces require interoperability across diverse platforms. Our vendor-agnostic approach positions us to benefit from the entire market’s growth rather than limiting ourselves to proprietary hardware platforms, while providing strategic resilience as we are not dependent on any single manufacturer’s success.

Multi-Domain Expansion and Scaling Roadmap

We intend to systematically expand from unmanned aerial vehicles to multi-domain operations encompassing unmanned ground vehicles, unmanned surface vessels, and planned integration with missiles and guidance kits. Our plan targets coordination of thousands of systems across air, ground, and maritime environments, positioning us to address the full spectrum of unmanned systems requirements and significantly expanding our addressable market opportunity.

Customer Agreements and Pipeline

Customer Agreements. As of June 30, 2026, our executed customer agreements consisted principally of the A&R MB MSA and the Progress MSA, which provide for aggregate initial lump-sum license fees of approximately $3.9 million, of which $1.5 million had been invoiced and $1.4 million collected as of June 30, 2026, together with ongoing support services. The Progress MSA also provides for additional software upgrades at Progress’s election for additional fees of up to approximately $10.4 million if elected in full; these fees are payable only if Progress elects the upgrades, and we cannot predict whether or when it will do so. Our remaining agreements with Smart Machinery Solutions, LLC, a Ukrainian limited liability company (“SMS”), which accounted for substantially all of our revenue in 2025 and 2024, are limited to support services under contracts entered into in 2025. We also maintain an opportunity pipeline of potential contracts and programs under discussion, proposal development or procurement evaluation, none of which represents a commitment. No material customer agreement has been entered into since June 30, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

On May 11, 2026, our wholly-owned subsidiary, Swarmer Estonia OÜ (“Swarmer Estonia”), a private limited company organized under the laws of Estonia, entered into a Master Supplier Agreement (the “MB MSA”) with Meta Bureau LLC (“MB”) for the use of our proprietary software in MB’s quadcopter bombers and other unmanned aerial vehicles pursuant to three licenses. The MB MSA includes initial lump-sum license fees in an aggregate amount of approximately $2.9 million, ongoing support services, and has an initial term of one year, which term shall automatically renew for successive one-year periods subject to termination upon 30 days written notice. The MB MSA also provides for additional software upgrades upon MB’s election with additional fees of up to approximately $10.4 million upon any such election in full.

Decisive Competitive Advantages

We differentiate through numerous competitive advantages: combat-proven validation through over 100,000 missions flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics and providing operational credibility that we believe is unavailable to our competitors; rapid iteration velocity enabling capability delivery in days rather than years; vendor-agnostic platform enabling interoperability rather than vendor lock-in; operational data advantage creating compounding performance improvements; and multi-domain capability breadth providing comprehensive solutions. These advantages position us favorably precisely where we believe defense forces increasingly prioritize attributes: combat-proven reliability, rapid capability enhancement, and interoperability as drone warfare becomes central to military effectiveness.

Acquiring Value-Enhancing Businesses

In the ordinary course of our business, we continually seek acquisition targets that can accelerate our growth and generate significant cash flows over time. We are evaluating numerous opportunities for such acquisitions in the near term. Any of these acquisitions could have a material effect on our results of operations and financial condition.

The status of opportunities in our pipeline varies from early evaluation through preliminary discussions and varying levels of due diligence and negotiation of potential transaction terms. Other than as described elsewhere herein, we are not party to any definitive agreements in respect of such acquisition targets as of the date of this prospectus and the timing and our desire to consummate any such acquisition depends, among other things, on the results of our continuing due diligence.

Even if our due diligence efforts lead us to desire to consummate acquisitions, there is no assurance that we will consummate the acquisition of any of the targets in our pipeline. In addition to the continuing diligence efforts outlined above, we will still need to enter into definitive agreements with the targets in a dynamic market which may impact corresponding valuation metrics and multiples and, even if an agreement is entered into, both parties would need to satisfy any applicable closing conditions. There are a number of other factors that could impact our ability to successfully complete these acquisitions, including competition for targets, sometimes from competitors with greater available resources for acquisitions. However, negotiations and diligence relating to additional potential acquisitions could advance rapidly in the near future, and, accordingly, it is also possible that we could enter into and close under agreements to acquire one or more businesses consistent with our acquisition strategy described above, shortly after the date of this prospectus.

It should be noted that acquisitions involve a number of risks and may not achieve our expectations; and therefore we could be adversely affected by any such acquisition. There are a number of risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities, and potential profitability of acquisition candidates, as well as the challenges of integrating acquired companies and achieving potential synergies once an acquisition is consummated, that may cause an acquisition to fail.

Uniquely Positioned for Exceptional Growth

We are uniquely positioned at the intersection of multiple favorable market dynamics: impactful growth in global military drone markets driven by validated operational concepts from Ukraine; structural shift favoring software consolidation while hardware fragments; urgent military requirements for autonomous coordination capabilities; accelerating European and allied defense procurement focused on unmanned systems; and our established operational deployment generating key data advantages and combat-proven credibility. Through our combat-tested software platform, vendor-agnostic business model, strategic EU positioning, and culture of rapid battlefield-driven iteration, we believe we are positioned to become an important platform for autonomous drone operations across democratic nations and their defense industrial partners.

Recent Developments

On February 18, 2026, our board of directors approved an amendment to our amended and restated certificate of incorporation providing a 1.8813-for-1 forward stock split of our issued and outstanding common stock. The forward stock split became effective on February 18, 2026. All share and per share information set forth in this prospectus gives effect to the forward stock split.

On March 18, 2026, we completed the initial public offering of 3,450,000 shares of our common stock at a public offering price of $5.00 per share, which amount reflects the underwriter’s full exercise of the overallotment option granted to the underwriter (the “Initial Public Offering”). The gross proceeds from the Initial Public Offering were approximately $17.3 million, before deducting underwriting discounts and commissions and other offering expenses payable. In connection with the closing of the Initial Public Offering, the outstanding shares of our Series A Preferred Stock converted (the “Conversion”) into (i) 6,137,634 shares of common stock and (ii) pre-funded warrants to purchase up to 1,799,970 shares of common stock. The conversion of certain shares of Series A Preferred Stock into pre-funded warrants was pursuant to an election made by certain investors pursuant to the terms of our then-existing second amended and restated certificate of incorporation. Upon completion of the Initial Public Offering and the Conversion, we had 10,998,609 shares of common stock outstanding, which includes 440,930 shares of unvested restricted stock. The pre-funded warrants have an exercise price of $0.01 per share, subject to certain adjustments therein, are immediately exercisable and expire upon exercise in full. In connection with our Initial Public Offering, we adopted the third amended and restated certificate of incorporation, as amended (the “Charter”), which increased the number of shares of common stock authorized to 200,000,000 shares of common stock.

On May 11, 2026, our wholly-owned subsidiary, Swarmer Estonia, a private limited company organized under the laws of Estonia, entered into the MB MSA with MB for the use of our proprietary software in MB’s quadcopter bombers and other unmanned aerial vehicles pursuant to three licenses. The MB MSA includes initial lump-sum license fees in an aggregate amount of approximately $2.9 million, ongoing support services, and has an initial term of one year, which term shall automatically renew for successive one-year periods subject to termination upon 30 days written notice. The MB MSA also provides for additional software upgrades upon MB’s election with additional fees of up to approximately $10.4 million upon any such election in full.

On June 25, 2026, Swarmer Estonia entered into an Amended and Restated Master Supplier Agreement (the “A&R MB MSA”) with MB, pursuant to which the initial lump-sum license fees payable by MB were reduced to approximately $2.5 million and the option for additional software upgrades under the MB MSA were eliminated. The A&R MB MSA retains the initial one-year term, which shall automatically renew for successive one-year periods subject to termination upon 30-days written notice.

On June 25, 2026, in connection with the entry into the A&R MB MSA, Swarmer Estonia entered into a Master Supplier Agreement (“Progress MSA”) with Progress TRW S.R.O. (“Progress”) for the use of the Company’s proprietary software in MB’s quadcopter bombers and other unmanned aerial vehicles. The Progress MSA includes initial lump-sum license fees in an aggregate amount of approximately $1.4 million, for an aggregate of approximately $3.9 million in initial lump-sum license fees payable to the Company pursuant to the A&R MB MSA and Progress MSA. Additionally, the Progress MSA provides for additional software upgrades upon Progress’ election, with additional fees of up to approximately $10.4 million upon any such election in full, which upgrades were previously reflected in the MB MSA prior to its amendment. The Progress MSA has an initial term of one year, which term shall automatically renew for successive one-year periods subject to termination upon 30-days written notice.

On July 24, 2026, the Board of Directors (the “Board”) approved a realignment of the Company’s senior management team and a reallocation of the duties and responsibilities among certain of its executives, each effective immediately. In connection with the realignment, Alexander Fink, the Company’s Chief Executive Officer (U.S.) and President, assumed additional responsibilities and became the Company’s “principal executive officer.” Mr. Fink reports directly to the Board. His compensation remained unchanged in connection with this leadership transition.

On July 26, 2026, Serhii Kupriienko notified the Board of his decision to resign from his position as Chief Executive Officer (Global) of the Company. Mr. Kupriienko will continue to serve as a member of the Board until the Company’s 2029 annual meeting of shareholders. In connection with his resignation, Mr. Kupriienko also resigned from his position as Chief Executive Officer (Global) of Autonomous Robotics Systems LLC, a subsidiary of the Company. Mr. Kupriienko is entitled to receive any compensation and benefits accrued through the effective date of his resignation in accordance with the terms of his employment agreement and the Company’s equity incentive plans. The Company does not intend to appoint a successor to the role of Chief Executive Officer (Global) at this time.

Pending Ratel Robotics Acquisition

On September 9, 2026 (the “Signing Date”), the Company entered into a Participatory Interests Purchase Agreement (the “PIPA”) with Taras Ihorovych Ostapchuk (“Ostapchuk”), Mykola Oleksandrovych Paliienko (“Paliienko”), Taras Ivanovych Murashko (“Murashko”) and Denys Volodymyrovych Gorovyi (together with Ostapchuk, Paliienko and Murashko, the “Indirect Sellers”), and the direct sellers party thereto from time to time pursuant to joinders to the PIPA (collectively, the “Direct Sellers” and, together with the Indirect Sellers, the “Sellers”) to purchase from the Direct Sellers all of the participatory interests in Ratel Robotics, which together comprise 100% of its charter capital (the transactions contemplated by the PIPA, the “Acquisition”). The Acquisition is expected to close in the fourth quarter of 2026, subject to the satisfaction of the closing conditions set forth in the PIPA, including approval of the issuance of the Stock Consideration (as defined below) by our stockholders.

Subject to the terms and conditions of the PIPA, the Company will pay consideration to the Sellers for the Acquisition of (i) an estimated $7.2 million in cash at the closing of the Acquisition (the “Closing”), subject to certain adjustments as provided in the PIPA, (ii) 1,064,942 shares of the Company’s common stock, to be issued to the Direct Sellers at the Closing, (iii) up to $7.2 million payable following the Closing if certain revenue and operating income targets are achieved for the fiscal year ending December 31, 2026 and (iv) up to 4,422,125 shares of common stock issuable to the Direct Sellers following the Closing, if certain revenue and operating income targets are achieved for each of the fiscal years ending December 31, 2026, 2027 and 2028 (the “Stock Earnout Consideration” and, together with the 1,064,942 shares of the Company’s common stock to be issued to the Direct Sellers at the Closing, the “Stock Consideration”). The PIPA also includes a catch-up mechanism that permits the Direct Sellers, subject to specified limitations and procedures, to reallocate revenue and/or operating income among applicable earnout periods for purposes of determining whether, and to what extent, Earnout Consideration is payable. In connection with the Acquisition, and pursuant to the PIPA, we have agreed to enter into at the Closing (i) a lock-up agreement with the Direct Sellers (the “Ratel Lock-Up Agreement”), pursuant to which the Direct Sellers will be subject to a six-month lock-up with respect to the shares of common stock issued to them as Stock Consideration, and (ii) a registration rights agreement with the Direct Sellers (the “Ratel Registration Rights Agreement”), pursuant to which we will agree to register the resale of such shares on a registration statement on Form S-3 once we are eligible to use that form.

Ratel Robotics is a Ukrainian developer and manufacturer of unmanned ground vehicles purpose-built for active combat operations, specializing in the design, production, and maintenance of military robotic systems that are designed to enhance the safety and effectiveness of military operations. Ratel Robotics has five core UGV models, the RATEL S, RATEL M, RATEL H, RATEL X, and NURSE TB20 (collectively, the “Products”), which are designed to perform logistics, evacuation, engineering, demining, strike and drone launch tasks in active combat zones, reducing the need to expose soldiers to direct battlefield risk. Ratel Robotics sells the Products primarily through contracts with the Defence Procurement Agency and State Service of Special Communications and Information Protection of Ukraine. From time to time Ratel Robotics also supplies its Products to military units through donor-funded arrangements with charitable foundations or direct sales. Ratel Robotics’ team consists of highly qualified specialists with experience in developing and manufacturing robotics for military applications, utilizing the latest technologies and materials to create systems capable of operating across a wide range of battlefield conditions. In addition to the design and manufacture of its Products, Ratel Robotics provides ongoing support, maintenance, and servicing of its Products to promote operational effectiveness and safety in the field.

Corporate Information

We were incorporated under the laws of the State of Delaware on May 15, 2023. Our principal executive offices are located at 4515 Seton Center Pkwy #330, Austin, TX 78759, and our telephone number is (512) 305-3513. Our website address is https://www.swarmer.com. The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this prospectus.

We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Lucid Liquidity Line

Agreements

On June 10, 2026, we entered into the Purchase Agreement and a registration rights agreement (the “Registration Rights Agreement”) with the Selling Stockholder. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder, from time to time during the term of the Purchase Agreement, up to 3,000,000 shares of common stock, subject to certain limitations and conditions set forth in the Purchase Agreement. To date, we have issued and sold 654,734 shares of common stock pursuant to the Purchase Agreement for aggregate gross proceeds of approximately $27.2 million.

Sales of our shares of common stock pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed the registration statement of our shares of common stock that we may, in our sole discretion, elect to sell to the Selling Stockholder in one or more transactions from time to time after the date of this prospectus.

Our right to cause the Selling Stockholder to purchase our shares of common stock is subject to certain conditions set forth in the Purchase Agreement, including that the registration statement of which this prospectus forms a part being declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The satisfaction of these conditions is referred to as the “Commencement”, and the date on which these conditions are satisfied is the “Commencement Date”.

Purchases

Beginning on the Commencement Date, and for 24 months thereafter, we will have the right, but not the obligation, from time to time, at our sole discretion, to direct the Selling Stockholder to purchase a specified number of our shares of common stock (each, a “Purchase”). Each Purchase shall not exceed the lesser of the following (the “Purchase Maximum Amount”): (i) 250,000 of our shares of common stock and (ii) a percentage to be specified by us, not to exceed 20% (the “Purchase Valuation Percentage”), times the aggregate number of our shares of common stock traded on Nasdaq during the applicable Purchase Valuation Period (as defined below). The number of shares to be purchased by the Selling Stockholder in a given Purchase (the “Purchase Share Amount”) will be adjusted to the extent necessary to give effect to the applicable Purchase Maximum Amount and certain additional limitations set forth in the Purchase Agreement.

We may elect to initiate a Purchase by timely delivering written notice to the Selling Stockholder (a “Purchase Notice”) prior to 9:00 a.m., New York City time, on any day (each, a “Purchase Date”) on which our common stock trades or may be traded on Nasdaq (a “Trading Day”), so long as (a) the closing sale price of our common stock on Nasdaq on the Trading Day immediately prior to such Purchase Date is not less than $1.00, subject to adjustment as set forth in the Purchase Agreement (the “Threshold Price”), and (b) all shares of common stock subject to all prior Purchases effected by us under the Purchase Agreement have been received by the Selling Stockholder prior to the time we deliver the Purchase Notice.

The per share purchase price that the Selling Stockholder is required to pay for our shares of common stock in a Purchase will be 98% of the volume weighted average price of our common stock (the “VWAP”) over a specified period on the Purchase Date. This period (the “Purchase Valuation Period”) begins at the official open of the regular trading session on Nasdaq on the applicable Purchase Date, and ends at the earliest to occur of (i) 3:59 p.m., New York City time, on that Purchase Date or such earlier time publicly announced by the trading market as the official close of the regular trading session on that Purchase Date, (ii) such time that the total aggregate number of our shares of common stock traded on Nasdaq during the Purchase Valuation Period reaches the applicable share volume maximum amount for such Purchase (the “Purchase Share Volume Maximum”), calculated by dividing (a) the applicable Purchase Share Amount for that Purchase, by (b) the Purchase Valuation Percentage for that Purchase, and (iii) if we further specify in the applicable Purchase Notice for such Purchase that a “limit order discontinue election” shall apply to such Purchase (a “Limit Order Discontinue Election”), such time that the trading price of our common stock on Nasdaq during the Purchase Valuation Period falls below the applicable minimum price threshold for that Purchase specified by us in the Purchase Notice, which shall not be less than the Threshold Price, or if we do not specify a minimum price threshold in such Purchase Notice, a price equal to 75% of the closing sale price of our common stock on the Trading Day immediately prior to the applicable Purchase Date for such Purchase (the “Minimum Price Threshold”).

Under the Purchase Agreement, for purposes of calculating the volume of shares of common stock traded during a Purchase Valuation Period, as well as the VWAP for a Purchase Valuation Period, the following transactions, to the extent they occur during such Purchase Valuation Period, shall be excluded: (x) the opening or first purchase of common stock at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, (y) the last or closing sale of common stock at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, and (z) if we have specified in the applicable Purchase Notice for such Purchase that a “limit order continue election” (a “Limit Order Continue Election”) shall apply to such Purchase (instead of specifying that a Limit Order Discontinue Election shall apply), all purchases and sales of common stock on Nasdaq during such Purchase Valuation Period at a price per share that is less than the applicable Minimum Price Threshold for such Purchase.

Intraday Purchases

In addition to the regular Purchases described above, after the Commencement, we will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct the Selling Stockholder to purchase, on any Trading Day, including on a Purchase Date on which a regular Purchase is effected, a specified number of our shares of common stock (each, an “Intraday Purchase”). Each Intraday Purchase is not to exceed the lesser of the following (the “Intraday Purchase Maximum Amount”): (i) 250,000 of our shares of common stock and (ii) a percentage to be specified by us, not to exceed 20%, times the total aggregate volume of shares of common stock traded on Nasdaq during the applicable “Intraday Purchase Valuation Period.” The number of shares to be purchased by the Selling Stockholder in a given Intraday Purchase (the “Intraday Purchase Share Amount”) will be adjusted to the extent necessary to give effect to the applicable Intraday Purchase Maximum Amount and certain additional limitations set forth in the Purchase Agreement.

We may elect to initiate an Intraday Purchase by timely delivering irrevocable written notice (an “Intraday Purchase Notice”) to the Selling Stockholder after the later of (a) 10:00 a.m., New York City time (b) the end of the Purchase Valuation Period for any prior regular Purchase on that Purchase Date and (c) the end of the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on that Purchase Date (if any), and prior to 3:30 p.m., New York City time, on such Purchase Date. We may only deliver an Intraday Purchase Notice so long as (i) the sale price of our common stock at the time of delivery of the Intraday Purchase Notice is not less than the Threshold Price and (ii) all shares of common stock subject to all prior Purchases and all prior Intraday Purchases effected by us under the Purchase Agreement have been received by the Selling Stockholder prior to the time we deliver the Intraday Purchase Notice.

The per share purchase price for our shares of common stock that we elect to sell to the Selling Stockholder in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase, provided that the VWAP for each Intraday Purchase effected on a Purchase Date will be calculated over a different period during the regular trading session on Nasdaq on the relevant Purchase Date, each of which will commence and end at different times on that Purchase Date, and the applicable minimum price threshold in the event we do not specify a minimum price threshold in the Intraday Purchase Notice will be a price equal to 75% of the sale price of our shares of common stock at the time of delivery of the applicable Intraday Purchase Notice.

Other Terms

The Purchase Agreement does not set an upper limit on the price per share that the Selling Stockholder could be obligated to pay for shares of common stock that we elect to sell to it in any Purchase or any Intraday Purchase. In the case of Purchases and Intraday Purchases, all share and dollar amounts used in determining the purchase price per share, or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate any per share purchase price, maximum purchase share amount or applicable volume or price threshold amount.

From and after Commencement, we will control the timing and amount of any sales of our shares of common stock to the Selling Stockholder. Whether we conduct actual sales of shares of common stock to the Selling Stockholder under the Purchase Agreement, and the size and terms of those sales, will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our common stock and determinations by us as to the appropriate sources of funding for our business and operations.

The net proceeds to us from sales that we elect to make to the Selling Stockholder under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell our shares of common stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used for funding of ongoing operations, including expansion of capabilities and our product offerings, hiring employees, integration with the hardware of drone manufacturers, acquiring best-in-class technologies and world-class teams to expand our product portfolio and increase the impact created by our products on the battlefield, and for working capital and other general corporate purposes.

We may not issue or sell any shares of common stock to the Selling Stockholder under the Purchase Agreement that, when aggregated with all other shares of common stock then beneficially owned by the Selling Stockholder and its affiliates would result in the Selling Stockholder beneficially owning more than 4.99% of the outstanding common stock (the “Beneficial Ownership Limitation”).

Under applicable Nasdaq rules, in no event may we issue or sell to the Selling Stockholder under the Purchase Agreement any shares of its common stock to the extent the issuance of such shares of common stock, when aggregated with all other shares of common stock issued pursuant to the Purchase Agreement, would cause the aggregate number of shares of common stock issued pursuant to the Purchase Agreement to exceed 19.99% of the shares of all classes of our common stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price per share paid by the Selling Stockholder for all of the shares of common stock that we direct the Selling Stockholder to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds the lower of (a) the official closing price of our common stock on Nasdaq immediately preceding the execution of the Purchase Agreement and (b) the average official closing price of our common stock on Nasdaq for the five consecutive Trading Days immediately preceding the execution of the Purchase Agreement, in either case so that the Exchange Cap limitation will not apply to issuances and sales of common stock pursuant to the Purchase Agreement.

Neither the Purchase Agreement nor the Registration Rights Agreement has restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages, other than a prohibition (with certain limited exceptions) on entering into an “equity line of credit” or other similar continuous offering.

The Selling Stockholder has agreed that none of the Selling Stockholder or any entity managed or controlled by the Selling Stockholder, or any of their respective officers, will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of our common stock or hedging transaction that establishes a net short position in our common stock during the term of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary of the Commencement Date, (ii) the date on which the Selling Stockholder shall have purchased from us under the Purchase Agreement 3,000,000 shares of common stock, (iii) the date on which our common stock shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” (an “Eligible Market”) in the Purchase Agreement, (iv) the 30th Trading Day after the date on which a voluntary or involuntary bankruptcy proceeding involving our company has been commenced that is not discharged or dismissed prior to such Trading Day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of our property or we make a general assignment for the benefit of creditors.

We have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, at any time upon 10 Trading Days’ notice. We and the Selling Stockholder may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective prior to the fifth Trading Day immediately following the date on which any pending Purchase or any pending Intraday Purchase has been fully settled in accordance with the Purchase Agreement. Neither we nor the Selling Stockholder may assign or transfer our respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by us or the Selling Stockholder.

We have agreed to reimburse the Selling Stockholder for the reasonable legal fees and disbursements of the Selling Stockholder’s legal counsel in a total amount not to exceed $110,000 in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, consisting of $50,000 paid prior to the filing of this registration statement and $7,500 per fiscal quarter, for a maximum 24-month term, in which we direct the Selling Stockholder to purchase our shares of common stock, as contemplated by the Purchase Agreement and the Registration Rights Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to the registration statement that includes this prospectus and are available electronically on the SEC’s website at http://www.sec.gov.

We do not know what the purchase price for our shares of common stock will be and therefore cannot be certain as to the number of shares we might issue to the Selling Stockholder under the Purchase Agreement Commencement Date. We have 16,004,739 shares of common stock outstanding, which includes 264,558 shares of unvested restricted stock, of which 8,831,319 shares are held by non-affiliates of ours (based on information available to us as of August 31, 2026). The Purchase Agreement provides that we may sell up to 3,000,000 shares of common stock to the Selling Stockholder and we are registering 3,000,000 shares of common stock under the Securities Act for resale by the Selling Stockholder under this prospectus. Depending on the market price of our common stock at the times we elect to issue and sell shares to the Selling Stockholder, we may need to register under the Securities Act additional shares of common stock for resale by the Selling Stockholder in order to receive aggregate gross proceeds equal to the full amount available to us under the Purchase Agreement. If all of the 3,000,000 shares of common stock offered for resale by the Selling Stockholder under this prospectus were issued and outstanding as of August 31, 2026, those shares would represent approximately 16.3% of the total number of outstanding shares of common stock and approximately 26.8% of the total number of outstanding shares of common stock held by non-affiliates of our company, in each case based on information known to us as of August 31, 2026. If we elect to issue and sell more than the 3,000,000 shares offered under this prospectus to the Selling Stockholder, which we have the right, but not the obligation, to do, we must first register under the Securities Act and have the SEC declare effective the sale by the Selling Stockholder of additional shares of common stock, which could cause additional substantial dilution to our shareholders.

As of the date of this prospectus, we have issued and sold to the Selling Stockholder 654,734 shares of our common stock, for aggregate gross proceeds of $27.2 million. The Purchase Agreement provides that we may sell up to 3,000,000 shares of our common stock to the Selling Stockholder, if and when we elect to sell such shares of common stock to the Selling Stockholder under the Purchase Agreement, and such shares are being registered under the Securities Act for resale by the Selling Stockholder under the registration statement that includes this prospectus.

The number of our shares of common stock ultimately offered for resale by the Selling Stockholder through this prospectus is dependent upon the number of shares of common stock, if any, we elect to sell to the Selling Stockholder under the Purchase Agreement from and after the Commencement Date. The issuance of our shares of common stock to the Selling Stockholder pursuant to the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted. Although the number of shares of common stock that our existing shareholders own will not decrease, the shares of common stock owned by our existing shareholders will represent a smaller percentage of our total outstanding shares of common stock after any such issuance.

Pursuant to the Registration Rights Agreement, in no event shall the Selling Stockholder be suspended from selling shares of common stock pursuant to any registration statement for a period that exceeds thirty (30) consecutive trading days or an aggregate of ninety (90) trading days in any 365-day period.

Risk Factor Summary

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

●	We have incurred significant losses since inception and cannot assure you that we will ever achieve or sustain profitability;
●	We have significant dependence on a small number of customers, and the loss of such customers or a decrease in business conducted with such customers could materially harm our business, financial condition or results of operations. During the three and six months ended June 30, 2026, the SkyKnight counterparty group accounted for approximately 99% and 90% of our revenue under a combined arrangement entered into during the second quarter, and one other customer accounted for substantially all of the remainder; the customer that accounted for substantially all of our revenue in 2025 and 2024 now provides only support-services revenue, and we do not expect further orders from it;
●	Ratel Robotics’ business is highly dependent on a limited number of third-party suppliers for critical components, materials, and services for its production of UGVs and its overall manufacturing operations, and any disruption in its supply chain, could materially and adversely affect its production, revenue, and results of operations, which risks the combined company would assume upon consummation of the Acquisition;
●	Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock value;
●	Our ability to continue to operate as a going concern depends on our ability to generate cash from our operating activities or to raise additional capital to finance our operations;
●	Ratel Robotics has concluded that substantial doubt exists regarding its ability to continue as a going concern, and its inability to obtain additional financing could materially and adversely affect the value of the business we are acquiring and our results of operations following the Acquisition;

●	If the commercial unmanned aircraft systems (“UAS”), unmanned ground vehicles and unmanned surface vessels (collectively, unmanned systems) markets do not experience significant growth, if we cannot expand our customer base or if our software and systems do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth;
●	There are difficult issues to navigate in the development and use of artificial intelligence (“AI”), which may result in reputational harm or liability, and failure to introduce new and innovative products that have AI capabilities could put us at a competitive disadvantage;
●	If we, including Ratel Robotics, upon completion of the contemplated acquisition thereof, are unable to hire, retain, train, and motivate qualified personnel, particularly software engineers and soldiers, our business could suffer;
●	We do not control the manufacturing process or delivery to end-users of the hardware platforms in which our software platforms and AI systems are deployed;
●	We rely upon third-party providers of hardware infrastructure to host our products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations;
●	Real or perceived design flaws, errors, defects, glitches, bugs or malfunctions (collectively, “flaws”) in our software platforms and AI systems, failure of our software platforms and AI systems to perform as expected, connectivity issues or user errors can result in lower than expected return on investment for customers, unintended personal injury or property damage and significant security or safety concerns, each of which could materially and adversely affect our results of operations, financial condition or reputation;
●	Even if our software platforms and AI systems perform properly and are used as intended, if unintended personal injuries occur while operating third-party products that use our software platforms and AI systems, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected;
●	Our technology, software and systems have only been developed in the last several years and we have had only limited opportunities to deploy and assess their performance in the field at full scale;
●	We operate in competitive markets;
●	We rely on our management team and need additional personnel to grow our business, and the loss of one or more key officers, employees, contractors and other service providers or our inability to attract and retain qualified personnel could harm our business, financial condition or results of operations;
●	Cyberattacks through security vulnerabilities could lead to disruption of business, reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position;
●	All of our revenue is derived from our operations outside the U.S., which exposes us to risks inherent in doing business in each of the countries in which we operate, including Ukraine;
●	The Acquisition may not be completed on the timeline we expect, or at all, and the failure to complete the Acquisition could adversely affect our business and the market price of our common stock;
●	The issuance of the Stock Consideration in connection with the consummation of the Acquisition requires the approval of our stockholders, which we may not obtain;
●	We may be unable to successfully integrate Ratel Robotics’ operations or otherwise realize the expected benefits from the Acquisition, which could adversely affect the expected benefits from the Acquisition and our results of operations and financial condition;

●	Military invasion, terrorism, and other acts of violence, or the cessation thereof, may affect the markets in which we operate, our employees, our contractors, our clients and our product and service delivery;
●	We and our customers operate in a highly regulated business environment and changes in regulation could impose costs on us or make our products less economical;
●	We are subject to numerous legal and regulatory regimes, and we could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which we operate;
●	Our ability to protect our intellectual property and proprietary technology is uncertain;
●	If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected;
●	If business growth falls short of expectations, we may need to obtain additional capital to fund our growth, operations, and obligations;
●	We may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price;
●	We may issue more shares to raise additional capital, which may result in substantial dilution;
●	We are an emerging growth company and a smaller reporting company, and the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors;
●	We incur significant costs as a result of operating as a public company, and our management has been, and in the future may be, required to devote substantial time to ongoing compliance initiatives; and
●	Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the closing of the Initial Public Offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if at least $700.0 million of our equity securities are held by non-affiliates as of the last business day of the second quarter of that fiscal year, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

●	we may present only two years of audited financial statements, plus unaudited financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
●	we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);
●	we may provide reduced disclosure about our executive compensation arrangements;
●	we are exempt from compliance with the requirements of the Public Company Accounting Oversight;

●	Board (“PCAOB”) regarding the communication of critical audit matters in the auditor’s report on the financial statements; and
●	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock outstanding before this offering	11,608,117

Common stock offered by the Selling Stockholder

Up to 3,000,000 shares of common stock, consisting of the shares of common stock that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder in connection with the Total Commitment, from time to time and after the date of this prospectus in accordance with the Purchase Agreement.

Common stock to be outstanding immediately after this offering	14,294,121 shares (assuming the issuance of all shares of common stock being offered in this prospectus).

Use of proceeds

We will not receive any proceeds from the sale of common stock by the Selling Stockholder hereunder. However, we may receive up to approximately $181 million (including the $27.2 million previously received from sales made pursuant to the Purchase Agreement prior to the date of this prospectus) in aggregate gross proceeds from the Selling Stockholder under the Purchase Agreement in connection with sales of shares of our common stock to the Selling Stockholder pursuant to the Purchase Agreement, based on an assumed offering price of $60.32, the last reported sale price of our common stock on June 9, 2026 (the date prior to the entry into the Lucid Liquidity Line). The actual proceeds from the Selling Stockholder may be less than this amount depending on the number of shares of our common stock sold to the Selling Stockholder and the price at which such shares are sold. The purchase price per share that the Selling Stockholder will pay for shares of common stock purchased from us under the Purchase Agreement will fluctuate based on the market price of our shares at the time we elect to sell shares to the Selling Stockholder and, further, to the extent that the Company sells shares of common stock under the Purchase Agreement, substantial amounts of shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. See “Risk Factors — Risks Related to This Offering and Ownership of Our Securities — The sale and issuance of our common stock to the Selling Stockholder will cause dilution to our existing stockholders, and the sale of the shares of common stock acquired by the Selling Stockholder and/or other stockholders, or the perception that such sales may occur, could cause the price of our common stock to decline” for additional information.

We intend to use the net proceeds obtained under the Purchase Agreement primarily for funding of ongoing operations, including expansion of capabilities and our product offerings, hiring employees, integration with the hardware of drone manufacturers, acquiring best-in-class technologies and world-class teams to expand our product portfolio and increase the impact created by our products on the battlefield, and for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Plan of Distribution (Conflict of Interest)

The Selling Stockholder will determine when and how it sells all or a portion of the shares of common stock offered pursuant to this prospectus as described in the section titled “Plan of Distribution (Conflict of Interest).”

Because the Selling Stockholder will receive all the net proceeds from such resales of our common stock made to the public through the Selling Stockholder, the Selling Stockholder is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Consequently, this offering will be conducted in compliance with the provisions of FINRA Rule 5121, which requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement that includes this prospectus and exercise the usual standards of “due diligence” with respect thereto. Accordingly, we have engaged, a registered broker-dealer and FINRA member, Seaport, to be the qualified independent underwriter in this offering and, in such capacity, participate in the preparation of the registration statement that includes this prospectus and exercise the usual standards of “due diligence” with respect thereto.

We have agreed to pay directly to Seaport a cash fee of $50,000 as consideration for its services and to reimburse Seaport up to $5,000 for its expenses incurred in connection with acting as the qualified independent underwriter in this offering on or prior to the Commencement Date. Seaport will receive no other compensation for acting as the qualified independent underwriter in this offering.

In accordance with FINRA Rule 5121, the Selling Stockholder is not permitted to sell shares of our common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. See “Plan of Distribution (Conflict of Interest).”

Risk factors

You should read the “Risk Factors” section of this prospectus beginning on page 18 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq symbol	Our common stock is currently listed on Nasdaq under the symbol “SWMR”.

The number of shares of our common stock to be outstanding after this offering is based on 11,608,117 shares of our common stock outstanding as of June 30, 2026, which includes 323,348 shares of unvested restricted stock, and excludes the following:

●	5,643,900 shares of common stock issuable upon the exercise of outstanding stock options issued under our Swarmer, Inc 2023 Stock Plan (“2023 Stock Plan”), having an exercise price of $0.00001 per share, of which 3,997,762 shares were issued upon exercise on August 12, 2026 and 1,646,138 shares remained subject to outstanding options as of August 31, 2026;
●	2,972,145 shares of common stock issuable upon the exercise of outstanding stock options issued under our Swarmer, Inc 2024 Stock Plan (“2024 Stock Plan”), having a weighted-average exercise price of $3.13 per share;
●	8,720 shares of common stock issuable upon the exercise of outstanding stock options issued under our 2026 Plan (other than the Management Options described below), having a weighted-average exercise price of $45.14 per share;

●	2,463,298 shares of common stock remaining available for issuance pursuant to future awards under our 2026 Equity Incentive Plan (“2026 Plan”), as well as automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan (plus any shares underlying outstanding stock awards granted under our 2024 Plan that expire or are repurchased, forfeited, cancelled or withheld);
●	2,683,680 shares of common stock reserved for issuance upon vesting of the Management RSUs (as defined and described below);
●	800,000 shares of common stock reserved for issuance upon the exercise of the Management Options (as defined and described below);
●	2,999,950 shares of common stock reserved for issuance pursuant to warrants to purchase common stock with an exercise price of $3.33 per share;
●	1, 799,970 shares of common stock reserved for issuance pursuant to pre-funded warrants to purchase common stock with an exercise price of $0.01 per share; and

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

●	no exercise of the outstanding options described above; and
●	no exercise of the outstanding warrants described above.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our financial data as of, and for the periods ended on, the dates indicated. We have derived the statement of operations and comprehensive loss data for the years ended December 31, 2025 and 2024 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the statement of operations and comprehensive loss data for the six months ended June 30, 2026 and 2025 and the summary balance sheet data as of June 30, 2026 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Historical results are not necessarily indicative of the results that may be expected for any period in the future and our historical results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the remainder of 2026. You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The summary consolidated financial data in this section are not intended to replace our financial statements and are qualified in their entirety by our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Years Ended December 31,
	2025	2024
Revenue	$309,920	$329,410
Cost of revenue	182,163	187,848
Gross margin	127,757	141,562
Operating expenses:
Selling, general and administrative	2,665,004	368,795
Research and development	2,578,860	1,011,498
Total operating expenses	5,243,864	1,380,293
Loss from operations	(5,116,107)	(1,238,731)
Other income (expenses)
Change in fair value of SAFE liability	(3,493,431)	(829,700)
Other income	80,275	524
Loss before income taxes	(8,529,263)	(2,067,907)
Income tax expense	—	(1,735)
Net loss	$(8,529,263)	$(2,069,642)
Per share information:
Net loss per share of common stock, basic and diluted(1)	$(2.46)	(2.68)
Weighted average common shares outstanding, basic and diluted(1)	3,461,565	772,351
Pro forma net loss per share attributable to common stockholders, basic and diluted(2)	$(0.99)
Pro forma weighted-average shares outstanding, basic and diluted, basic and diluted(2)	5,097,353
(1)

See Notes 3 and 11 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share.

(2)

Unaudited pro forma net loss per common share, basic and diluted, attributable to common stockholders, is calculated giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the elimination of the change in fair value of SAFE liability. Unaudited pro forma net loss per share attributable to common stockholders does not include the shares sold and related proceeds received in our Initial Public Offering. Unaudited pro forma net loss per share attributable to common stockholders for the year ended December 31, 2025 was calculated using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later. The information presented in this table does not give effect to the sale and issuance of our Series A-1 convertible preferred stock that occurred in January 2026 or the unvested stock at December 31, 2025.

The following table sets forth a summary of our condensed consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2026 and 2025, derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

	Six Months Ended June 30,
	2026	2025
Revenue	$236,738	$248,910
Cost of revenue	72,740	101,718
Gross margin	163,998	147,192
Operating expenses:
Selling, general and administrative	8,662,517	532,872
Research and development	3,291,614	1,099,454
Total operating expenses	11,954,131	1,632,326
Loss from operations	(11,790,133)	(1,485,134)
Other income (expenses)
Change in fair value of SAFE liability	—	(869,000)
Change in fair value of ELOC Derivative	(251,455)	—
Other income	257,715	32,975
Loss before income taxes	(11,783,873)	(2,321,159)
Income tax expense	—	—
Net loss	$(11,783,873)	$(2,321,159)
Per share information:
Net loss per share of common stock, basic and diluted	$(1.03)	$(0.78)
Weighted average common shares outstanding, basic and diluted	11,414,411	2,970,764

	As of June 30, 2026
		Pro Forma as
	Actual	Adjusted(2)
Balance Sheet Data
Cash and cash equivalents	$25,289,260	$117,641,150
Working capital(1)	30,306,145	118,032,766
Total assets	33,935,685	121,662,306
Total liabilities	2,725,100	2,725,100
Total stockholders’ equity	31,210,585	118,937,206
(1)	We define working capital as current assets less current liabilities. See our financial statements for further details regarding our current assets and current liabilities.
(2)

Gives effect to (i) the collection on July 1, 2026 of the $4,625,269 receivable from sales of common stock to the Selling Stockholder on June 29, 2026, (ii) the sale of 340,336 shares of our common stock to the Selling Stockholder under the Purchase Agreement that were issued after June 30, 2026 and on or before August 31, 2026, for aggregate gross proceeds of approximately $13.8 million, and (iii) the sale of the remaining 2,345,668 shares of our common stock registered for resale under this prospectus at an assumed purchase price of $31.60 per share, being 98% of the closing price of our common stock on Nasdaq on September 4, 2026, after deducting estimated offering expenses of $150,000 payable by us, in each case as if such transactions had occurred on June 30, 2026. The pro forma as adjusted amounts exclude the sale of 402 shares of our common stock to the Selling Stockholder on August 31, 2026, which were issued and settled on September 4, 2026. Absent stockholder approval, additional sales to the Selling Stockholder under the Purchase Agreement are limited by the Exchange Cap to 1,586,598 additional shares. See “Risk Factors.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing at the end of this prospectus, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment. This prospectus also contains forward- looking statements that involve risks and uncertainties. See “Special Note Regarding Forward- Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to this Offering

It is not possible to predict the actual number of shares of our common stock, if any, we will sell under the Purchase Agreement, or the actual gross proceeds resulting from those sales or the dilution to you from those sales. Further, our inability to access a part or all of the amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

Pursuant to the Purchase Agreement, the Selling Stockholder has committed to purchase up to 3,000,000 shares of common stock from us, subject to certain limitations and conditions set forth in the Purchase Agreement. The shares of our common stock that may be issued under the Purchase Agreement may be sold by us to the Selling Stockholder at our discretion from time to time over a 24- month period from the date of the Purchase Agreement, commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement that includes this prospectus.

We generally have the right to control the timing and amount of any sales of our common stock to the Selling Stockholder under the Purchase Agreement. Sales of our common stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the common stock that may be available for us to sell pursuant to the Purchase Agreement.

Because the purchase price per share of common stock to be paid by the Selling Stockholder for the common stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our common stock at the time we make such election, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of common stock that we will sell to the Selling Stockholder under the Purchase Agreement, the purchase price per share that the Selling Stockholder will pay for the shares of common stock purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Stockholder under the Purchase Agreement, if any.

The Selling Stockholder can resell, under this prospectus, up to 3,000,000 shares of common stock. If all of the 3,000,000 shares of our common stock shares offered by the Selling Stockholder under this prospectus were issued and outstanding as of the date hereof, such shares would represent approximately: (i) 16.3% of the total number of shares of our common stock outstanding and approximately 26.8% of the total number of outstanding shares of common stock held by non-affiliates and (ii) 16.3% of the total voting power of all classes of our capital stock outstanding, in each case as of the date hereof. Even if we elect to sell to the Selling Stockholder all of the 3,000,000 shares of common stock being registered for resale under this prospectus, depending on the market price of our common stock at the time we elect to sell shares to the Selling Stockholder pursuant to the Purchase Agreement, the actual gross proceeds from the sale of all such shares may be substantially less than the amount available to us under the Purchase Agreement, which could materially and adversely affect our liquidity position. Further, if we are unable to access all or a portion of the amount available under the Purchase Agreement to meet our liquidity needs, we may be required to seek other financing sources and utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our business, liquidity and cash position.

If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more than the 3,000,000 shares of common stock being registered for resale by the Selling Stockholder under the registration statement that includes this prospectus, then, in accordance with the terms of the Purchase Agreement, we must first file with the SEC one or more additional registration statements to register the resale by the Selling Stockholder of any such additional shares of our common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our common stock to the Selling Stockholder under the Purchase Agreement. The number of shares of common stock ultimately offered for resale by the Selling Stockholder through this prospectus is dependent upon the number of shares of common stock, if any, we elect to sell to the Selling Stockholder pursuant to the terms of the Purchase Agreement.

Investors who buy shares of common stock from the Selling Stockholder at different times will likely pay different prices.

Pursuant to the Purchase Agreement, we have discretion, to vary the timing, price and number of shares of common stock we sell to the Selling Stockholder. If and when we elect to sell shares of common stock to the Selling Stockholder pursuant to the Purchase Agreement, after the Selling Stockholder has acquired such shares, the Selling Stockholder may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangements with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

The sale and issuance of our common stock to the Selling Stockholder will cause dilution to our existing stockholders, and the sale of the shares of common stock acquired by the Selling Stockholder and/or other stockholders, or the perception that such sales may occur, could cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to the restrictions and limitations described below. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

The Selling Stockholder can resell, under this prospectus, up to 3,000,000 shares of common stock. If all of the 3,000,000 shares of our common stock shares offered by the Selling Stockholder under this prospectus were issued and outstanding as of the date hereof, such shares would represent approximately: (i) 16.3% of the total number of shares of our common stock outstanding and approximately 26.8% of the total number of outstanding shares of common stock held by non-affiliates and (ii) 16.3% of the total voting power of all classes of our capital stock outstanding, in each case as of the date hereof. After the Selling Stockholder has acquired the shares, the Selling Stockholder may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to the Selling Stockholder by us could result in substantial dilution to the interests of other holders of our common stock. Additionally, sales of a substantial number of our shares of common stock in the public market by the Selling Stockholder and/or by our other existing stockholders, or the perception that those sales might occur, could depress the market price of our shares of common stock and could impair our ability to raise capital through the sale of additional equity securities in the future at a time and at a price that we might otherwise wish to effect sales.

We may use proceeds from sales of our common stock made pursuant to the Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of our common stock made pursuant to the Purchase Agreement, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. The failure by us to apply these funds effectively could harm our business, and the net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our common stock.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

The trading price of our common stock is volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and others, including:

●	regulatory or legal developments in the U.S. and foreign countries;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, including the pending Acquisition;
●	the degree and rate of market adoption of any of our current and future products;
●	development, supply or distribution delays or shortages;
●	any changes to our relationship with any developers, suppliers, collaborators or other strategic partners;
●	achievement of expected product sales and profitability;
●	variations in our financial results or those of companies that are perceived to be similar to us, including variations from expectations of securities analysts or investors;
●	market conditions and issuance of securities analysts’ reports or recommendations;
●	trading volume of our common stock;
●	an inability to obtain additional funding or obtaining funding on unattractive terms;
●	sales of our stock by us, our insiders or our stockholders, as well as the anticipation of lock-up releases;
●	general economic, industry and market conditions other events or factors, many of which are beyond our control;
●	actual or anticipated fluctuations in our financial condition and results of operations;
●	announcement or progression of geopolitical events, including in relation to the military invasion by Russia in Ukraine and the conflicts in the Middle East;
●	additions or departures of senior management or key personnel;
●	intellectual property, product liability or other litigation against us or our inability to enforce our intellectual property;
●	changes in our capital structure, such as future issuances of securities and the incurrence of additional debt; and

●	changes in accounting standards, policies, guidelines, interpretations or principles.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common stock and may otherwise negatively affect the liquidity of the trading market for our common stock.

Risks Related to Our Business and Industry

We have incurred significant operating losses since inception and cannot assure you that we will ever achieve or sustain profitability.

Since our inception, we have incurred significant net losses. Our net losses were $7.3 million and $1.6 million for the three months ended June 30, 2026 and 2025, respectively, and $11.8 million and $2.3 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, we had an accumulated deficit of approximately $22.4 million. To date, we have financed our operations primarily through sales of our equity securities.

We expect our operating expenses to increase significantly as we pursue our growth strategy, including expending substantial resources for research, development and marketing. The extent of our future operating losses and the timing of profitability are highly uncertain, and we expect to continue incurring significant expenses and operating losses over the next several years. Any additional operating losses may have an adverse effect on our stockholders’ equity and the price of our common stock, and we cannot assure you that we will ever be able to achieve profitability.

Even if we achieve profitability, we may not be able to sustain or increase such profitability. Additionally, our costs may increase in future periods and we may expend substantial financial and other resources on, among other things, sales and marketing, the hiring of additional officers, employees, contractors and other service providers, and general administration, which may include a significant increase in legal and accounting expenses related to public company compliance, continued compliance and various regulations applicable to our business or arising from the growth and maturity of our company. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain regulatory approvals, diversify our product and service offerings or continue our operations, and may cause the price of our common stock to decline.

We have significant dependence on a small number of customers, and the loss of any of them or a decrease in business with them could materially harm our business, financial condition or results of operations. Historically, one customer accounted for substantially all of our revenue, including for the three months ended June 30, 2025; revenue from that customer is now limited to support services under contracts entered into in 2025, and we do not expect further orders from it. During the three months ended June 30, 2026, substantially all of our revenue was derived from two customers under a combined arrangement entered into during the quarter.

Because we have only recently launched our products, a small number of customers have accounted for a substantial amount of our revenue. Historically, one customer accounted for substantially all of our revenue, including for the three months ended June 30, 2025; revenue from that customer is now limited to support services under contracts entered into in 2025, and we do not expect further orders from it. During the three months ended June 30, 2026, substantially all of our revenue was derived from two customers under a combined arrangement entered into during the quarter.

Accordingly, there can be no assurance that we will continue to conduct business with these customers in the future. We may be unable to replace these customers with similar relationships in a timely manner or at all, and the inability to replace them could have a material adverse impact on our business, financial condition or results of operations.

Ratel Robotics depends on a small number of Ukrainian government customers, and the level of its business with them is determined by conditions outside its control.

Government contracts represented approximately 86% and 99% of Ratel Robotics’ net sales for the six months ended June 30, 2026 and 2025, respectively, principally with Ukrainian defense procurement agencies. Demand for its unmanned ground vehicles has been driven by the war, and the level, timing and terms of government orders depend on state budgets, international military assistance, procurement priorities and the course of the conflict, none of which Ratel Robotics controls. Government contracts in Ukraine may be modified, suspended or terminated by the customer, may impose delivery schedules and penalties, and are subject to audit and regulatory requirements. A reduction in government orders, a change in procurement policy, a cessation of hostilities that reduces demand for combat systems, or a delay in the release of funds by the State Treasury could materially reduce Ratel Robotics’ revenue and cash flow, and its supply of components from a small number of suppliers, three of which each accounted for 10% or more of its purchases in the six months ended June 30, 2026, could be disrupted by the same conditions.

Ratel Robotics’ business is highly dependent on a limited number of third-party suppliers for critical components, materials, and services for its production of UGVs and its overall manufacturing operations, and any disruption in its supply chain could materially and adversely affect its production, revenue, and results of operations, which risks the combined company would assume upon consummation of the Acquisition.

Ratel Robotics’ production of UGVs and its broader manufacturing operations are highly dependent on the timely availability of electronic components, raw materials, mechanical parts, services, and other critical inputs from third-party suppliers. Many of Ratel Robotics' supply agreements are short-term in nature, contain no minimum volume commitments from the supplier, and permit the supplier to terminate the arrangement at will on short notice. For the year ended December 31, 2025, Ratel Robotics’ five largest suppliers accounted for approximately 61.7% of its total purchases, with its single largest supplier accounting for approximately 20.3% of total purchases. Given that Ratel Robotics’ manufacturing operations are located in Ukraine, ongoing military actions and related disruptions may result in delays in the delivery of components, materials, or equipment, which could adversely affect production schedules and fulfillment of customer orders. If one or more key suppliers were to terminate or default on their obligations, or if critical components were to become unavailable, subject to export restrictions or sanctions, or materially increase in price, Ratel Robotics’ production could be significantly delayed or halted entirely. Ratel Robotics’ government customer contracts generally require advance payments and impose contractual penalties for late delivery. During the year ended December 31, 2025, Ratel Robotics incurred contractual penalties of approximately $180,636 related to delivery delays under government contracts. Supply chain disruptions that result in delivery delays or the inability to fulfill orders could subject Ratel Robotics to additional contractual penalties, obligations to refund advance payments (which totaled approximately $86.6 million as of June 30, 2026), damage to customer relationships, loss of future contracts, and reputational harm. Additionally, because Ratel Robotics’ supply agreements generally do not contain exclusivity or priority allocation provisions, in the event of industry-wide shortages or increased demand for electronic components or other critical inputs, Ratel Robotics may be unable to secure adequate supply on a timely basis, which could further exacerbate production delays and adversely affect our revenue and customer relationships. While Ratel Robotics expects to continue to actively seek to diversify its supplier base and supply chains following the Acquisition, certain components and materials are available only from a limited number of suppliers, including suppliers located outside Ukraine and there can be no assurance that such efforts will be successful or that alternative suppliers will be available on acceptable terms, if at all. As a result, Ratel Robotics remains exposed to supply chain disruptions, shortages, and delivery delays beyond its control. Upon consummation of the Acquisition, we will assume these supply chain risks, and any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock value.

As a public company, we are required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which requires our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance, and legal staff.

We have identified the following material weaknesses in the design of our internal controls:

●	We have not designed and implemented controls to ensure we can record, process, summarize, and report financial data.
●	We have not yet designed and implemented user access controls to ensure appropriate segregation of duties that would adequately restrict user and privileged access to the financially relevant systems and data to appropriate personnel.
●	We did not design and maintain effective controls associated with the timing of when we recognized revenue, and controls related to the timing of when we accrue and recognize expenses.
●	We also do not have a properly designed internal control system that identifies critical processes and key controls.

We are in the process of remediating such material weaknesses and there can be no assurance as to when or if we will fully remediate such material weaknesses. Our management, including our Chief Executive Officer (U.S.) and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, due to the material weaknesses in our disclosure controls and procedures and internal control over financial reporting described above, management concluded that our disclosure controls and procedures were not effective as of June 30, 2026.

Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Any failure to maintain effective controls or any difficulties encountered in our implementation or improvement of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information.

Our ability to continue to operate as a going concern depends on our ability to generate cash from our operating activities or to raise additional capital to finance our operations.

Management previously included disclosures in Note 2 of the consolidated financial statements for the fiscal year ended December 31, 2025, and our independent registered public accounting firm previously included an explanatory paragraph in its report on our financial statements for the fiscal year ended December 31, 2025, regarding the existence substantial doubt about our ability to continue as a going concern for the twelve months after the respective issuance date. As of June 30, 2026, however, management concluded that our capital resources were sufficient to fund operations for at least twelve months from the date the condensed consolidated financial statements for the quarter ended June 30, 2026 were issued.

Our future viability as an ongoing business is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. There is no assurance that we will continue to succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors and employees. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our investors will lose all or a part of their investment.

Ratel Robotics has concluded that substantial doubt exists regarding its ability to continue as a going concern, and its inability to obtain additional financing could materially and adversely affect the value of the business we are acquiring and our results of operations following the Acquisition.

Ratel Robotics has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date of issuance of its unaudited condensed interim financial statements as of and for the six months ended June 30, 2026. As of June 30, 2026, Ratel Robotics had cash and cash equivalents of $2.3 million and outstanding short-term debt of $2.0 million due within twelve months. Ratel Robotics has historically funded its operations through customer advance payments, member contributions, borrowings under credit facilities with a Ukrainian bank and government grants, and its ability to continue as a going concern is dependent on its ability to generate cash from operations and to obtain additional financing on acceptable terms. There can be no assurance that Ratel Robotics will be able to generate sufficient cash from operations or obtain additional financing on acceptable terms, if at all.

If Ratel Robotics is unable to address its liquidity needs prior to the closing of the Acquisition, it may be required to significantly reduce the scope of its operations, which could adversely affect the value of the business we are acquiring, the timing of the closing of the Acquisition, and our ability to realize the anticipated benefits of the Acquisition. Following consummation of the Acquisition, we expect to assume responsibility for funding Ratel Robotics’ operations, which could require us to allocate a significant portion of our capital resources to Ratel Robotics and could divert resources from other aspects of our business. Any inability to adequately fund Ratel Robotics’ operations following the Acquisition could materially and adversely affect our combined business, financial condition, results of operations, and cash flows.

Ratel Robotics has received substantial customer advances that it must earn by delivering products, and a substantial portion of its cash is restricted.

Ratel Robotics’ government customers pay in advance under its supply contracts. As of June 30, 2026, Ratel Robotics had contract liabilities of $86.6 million, compared with $4.7 million at December 31, 2025, representing advances for unmanned ground vehicles it has not yet delivered, and it had prepaid $44.0 million of those advances to its component suppliers and held $16.7 million of inventories. Advances received under state contracts are held in special accounts with the State Treasury of Ukraine and other contractually restricted accounts; as a result, $22.6 million of Ratel Robotics’ cash was restricted at June 30, 2026 and could be used only for the purposes of the related contracts. If Ratel Robotics fails to deliver against these advances on schedule, whether because of supply disruptions, production capacity, quality issues or the effects of the war, it could be required to refund advances, pay contractual penalties or forgo the related revenue, and its liquidity could be materially and adversely affected. Delivery under these contracts is also concentrated in the second half of 2026, and revenue is recognized only on delivery, so Ratel Robotics’ reported results may fluctuate significantly from period to period.

Ratel Robotics’ borrowings are payable within twelve months and its ability to borrow further is subject to lender approval.

As of June 30, 2026, Ratel Robotics had $2.0 million (UAH 88.0 million) of borrowings from a Ukrainian bank under a revolving line of credit and a non-revolving facility under Ukraine’s “Affordable Loans 5-7-9%” state support program, all of which is classified as current: the revolving tranche is due on November 19, 2026, and the non-revolving principal is payable within twelve months under the terms applicable to the amounts outstanding. The interest cost of these facilities is reduced by state interest compensation that may be modified or discontinued. Additional borrowings under the facilities remain subject to lender approval, collateral requirements and other conditions, and the unused portion of the stated limits does not represent a committed source of financing. If Ratel Robotics is unable to repay or refinance these borrowings when due, or if the lender declines to extend further credit, Ratel Robotics may be unable to fund its production commitments, and, following the closing, we may be required to repay or refinance the borrowings.

Our growth depends in part on the success of our strategic partnerships with third parties, who may also be customers, as well as on our ability to establish a broad range of additional ecosystem partners and customer relationships with leading global defense industrial vendors.

In order to grow our business, we depend on partnerships with market-leading technology and defense industrial companies, who may also be our customers, in order to accelerate the adoption of our solutions. If we are unsuccessful in maintaining our partnership and customer relationships with third parties, or if our partnerships do not provide us with the anticipated benefits, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer. In addition, adoption of our Swarmer OS, Swarmer AI (“Swarmer AI”) and Swarmer UI (“Swarmer UI”) solutions requires us to establish additional ecosystem relationships with leading global defense industrial vendors and customers. Even if we are successful in executing these partnerships and integrating with additional ecosystem vendors, we cannot assure you that these partnerships and relationships will result in increased adoption of our technology or increased revenue.

If the unmanned systems markets do not experience significant growth, if we cannot expand our customer base or if our software and systems do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth.

We cannot accurately predict the future growth rates or sizes of the markets for our software and systems. Demand for our software and systems may not increase, or may decrease, either generally or in specific markets, for particular types of software and systems or during particular time periods. We believe the market for commercial unmanned systems is nascent and the expansion of the market for our software and systems in particular, depends on a number of factors, including the following:

●	customer satisfaction with these types of systems as solutions;
●	the cost, performance and reliability of our products and products offered by our competitors;
●	customer perceptions regarding the effectiveness and value of these types of systems;
●	obtaining timely regulatory approvals for new customer deployments; and
●	marketing efforts and publicity regarding these types of systems and services.

Even if commercial unmanned systems gain wide market acceptance, our software and systems may not adequately address market requirements and may not continue to gain market acceptance. If these types of systems generally, or our software and systems specifically, do not gain wide market acceptance, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations would decline.

Negative customer perception regarding the commercial unmanned systems industry could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

We believe the commercial unmanned systems industry is highly dependent upon customer perception regarding the safety, efficacy, and quality of the commercial unmanned systems deployed. Customer perception of these products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favorable to the unmanned systems market. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows. The dependence upon customer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the demand for our products, and the business, results of operations, financial condition and cash flows.

There are difficult issues to navigate in the development and use of AI, which may result in reputational harm or liability, and failure to introduce new and innovative products that have AI capabilities could put us at a competitive disadvantage.

We currently incorporate machine learning and AI capabilities into certain of our products and solutions and may seek to expand the use of AI in our offerings in the future. As with many innovations, AI presents risks, challenges, and unintended consequences that could affect our business. AI algorithms and training methodologies may be flawed. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. Further, incorporating AI could give rise to litigation risk and risk of non-compliance and unknown cost of compliance, as AI is an emerging technology for which the legal and regulatory landscape is not fully developed (including potential liability for breaching intellectual property or privacy rights or laws). While new AI initiatives, laws, and regulations are emerging and evolving, what they ultimately will look like remains uncertain, and our obligation to comply with them could entail significant costs, negatively affect our business, or entirely limit our ability to incorporate certain AI capabilities into our offerings.

Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges. The use of AI to support business operations carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary, sensitive or export-controlled information, as well as challenges related to implementing and maintaining AI tools. Additionally, our competitors might move faster than us to gain efficiencies by incorporating AI into their design and development processes, and our products and/or cost structure could become less competitive as a result. The rapid evolution of AI will require the application of resources by us to develop, test and maintain our products, services and operations to help ensure that AI is implemented ethically in order to minimize unintended, harmful impact.

Our competitors may be faster or more successful than we are in incorporating AI and other disruptive technology into their offerings, which would impair our ability to compete successfully.

Failure to manage our planned growth could place a significant strain on our resources.

Our ability to successfully implement our business plan requires an effective plan for managing our future growth. We plan to increase the scope of our operations. Current and future expansion efforts will be expensive and may significantly strain our managerial and other resources and ability to manage working capital. To manage future growth effectively, we must manage expanded operations, integrate new personnel and maintain and enhance our financial and accounting systems and controls. If we do not manage growth properly, it could harm our business, financial condition or results of operations and make it difficult for us to satisfy our debt obligations.

We may be unsuccessful in achieving our organic growth strategies, which could limit our revenue growth or financial performance. Our ability to generate organic growth will be affected by our ability to, among other things:

●	attract new customers;

●	increase the number of products purchased from customers;
●	maintain profitable gross margins in the sale and maintenance of our products;
●	increase the number of projects performed for existing customers;
●	achieve the estimated revenue we announced from new customer contracts;
●	hire and retain qualified employees;
●	expand the range of our software and systems we offer to customers to address their evolving needs;
●	expand geographically; and
●	address the challenges presented by difficult and unpredictable global and regional economic or market conditions that may affect us or our customers.

Many of the factors affecting our ability to generate organic growth may be beyond our control, and we cannot be certain that our strategies for achieving internal growth will be attempted, realized or successful.

If we are unable to hire, retain, train, and motivate qualified personnel, particularly software engineers, our business could suffer.

Our ability to compete in the highly competitive technology industry depends upon our ability to attract, motivate, and retain qualified personnel, particularly software engineers. We are highly dependent on the continued contributions of our engineering team, including their expertise in AI and technology. These contributions are integral to our growth and would be difficult to replace. Currently, some of our key engineering personnel are at-will employees or are independent contractors and may terminate their employment relationship with us at any time. The loss of the services of our key engineering personnel, and our inability to find suitable replacements, could result in a decline in sales, delays in product development, and harm to our business and operations.

We face intense competition for qualified engineering personnel, and it can often be difficult to find personnel knowledgeable in AI and engineering. We incur costs related to attracting, relocating, and retaining such qualified personnel in highly competitive markets. Further, many of the companies with which we compete for qualified personnel have greater resources than we have. Additionally, laws and regulations, such as restrictive immigration laws, may limit our ability to recruit outside. If we fail to attract new personnel or to retain our current personnel, our business and operations could be harmed.

In addition, because we have significant operations in Ukraine, it is particularly challenging to hire qualified engineers. See “— Our international business operations are subject to unique risks and challenges that create increased uncertainty in these markets” below.

If we fail to retain our existing customers or do not acquire new customers in a cost-effective manner, our revenue may decrease and our business, financial condition or results of operations may be harmed.

We believe that our success is dependent on our ability to continue identifying and anticipating the needs of our customers, to retain our existing customers and to add new customers. For example, our business plan is designed to penetrate large, critical infrastructure end markets with our unmanned systems driven data solutions and have expanded our dedicated sales resources and field personnel to broaden our marketing and field support efforts into new industries and sectors. However, as we become larger through organic growth, the growth rates for customer engagement, project volume and average spend per customer may slow, even if we continue to add customers on an absolute basis. In addition, the costs associated with customer retention may be substantially lower than costs associated with the acquisition of new customers. Therefore, our failure to retain existing customers, even if such losses are offset by an increase in revenue resulting from the acquisition of new customers, could have an adverse effect on our business, financial condition or results of operations.

Additionally, while a key part of our business strategy is to add customers in our existing geographic markets, we expect to expand our operations into new geographic markets. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar and competitive environments and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all.

Adverse changes in the economy could negatively impact our business.

Future economic distress may result in a decrease in demand for our products, which could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results.

Project performance delays or difficulties, including those caused by third parties, or certain contractual obligations may result in additional costs to us, reductions in revenues or the payment of liquidated damages.

Many projects involve challenging engineering or installation phases that may occur over extended time periods. We may encounter difficulties as a result of delays or difficulties in equipment and material delivery, schedule changes, delays from our customer’s failure to timely obtain permits or meet other regulatory requirements including the securing of necessary regulatory approvals, approvals in relevant foreign jurisdictions, weather-related delays and other factors, many of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. Any delay or failure by customers in the completion of their portion of the project may be beyond our control and may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. Delays and additional costs may be substantial, and, in some cases, we may be required to compensate the customer for such delays. Delays may also disrupt the final completion of our contracts as well as the corresponding recognition of revenues and expenses therefrom. In certain circumstances, we guarantee project completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels; failure to meet any of our guarantees, schedules or performance requirements could also result in additional costs or penalties to us, including obligations to pay liquidated damages, and such amounts could exceed expected project profit. In extreme cases, the above-mentioned factors could cause project cancellations, and we may be unable to replace such projects with similar projects or at all. Such delays or cancellations may impact our reputation, brand or relationships with customers, adversely affecting our ability to secure new contracts.

We do not control the manufacturing process or delivery to end-users of the hardware platforms in which our software platforms and AI systems are deployed.

As we do not control the manufacturing process or delivery to end-users of the hardware platforms in which our software platforms and AI systems are deployed, we are exposed to risks in connection with the quality assurance of the manufacturing process and the disruption of shipments to end-users. If our customers and/or their hardware platforms we depend on experience disruptions, security issues, or other performance deficiencies, if their hardware platforms are updated such that our software becomes incompatible, if their hardware platforms fail or becomes unavailable due to extended outages, interruptions, defects, or otherwise, if delivery of hardware platforms to end-users is disrupted, or if our customers are no longer able to secure materials on commercially reasonable terms or prices (or at all) to produce their respective hardware products, these issues could cause our revenue and margins to decline, result in errors or defects in the deployment of our software, or cause our reputation and brand to be damaged, and we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until customers with equivalent hardware platforms, if available, are identified, all of which may take significant time and resources, increase our costs, and could adversely affect our business, financial condition and results of operation.

We rely upon third-party providers of hardware infrastructure to host our products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

Because our solutions are all software driven, we rely on the technology and infrastructure of third parties to deliver our software and systems. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-parties and/or their hardware products we depend on experience disruptions, security issues, or other performance deficiencies, if they are updated such that our software becomes incompatible, if hardware fails or becomes unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our software, cause our software to fail, cause our revenue and margins to decline, or cause our reputation and brand to be damaged, and we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent hardware, if available, is identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

Material delays or defaults in customer payments could leave us unable to cover expenditures related to such customer’s projects, including the payment of our subcontractors.

Because of the nature of most of our contracts, we commit resources to projects prior to receiving payments from our customers in amounts sufficient to cover expenditures as they are incurred. In certain cases, these expenditures include paying our contractors. If a customer defaults in making its payments on a project or projects to which we have devoted significant resources, it could have a material adverse effect on our business, financial condition or results of operations.

Certain of our officers, employees, contractors and other service providers may work on projects that are inherently dangerous, and a failure to maintain a safe worksite could result in significant losses.

Certain of our project sites can place our officers, employees, contractors and other service providers and others, including third parties, in difficult or dangerous environments, and may involve difficult and hard to reach terrain, high elevation, or locations near large or complex equipment, moving vehicles, high voltage or other safety hazards or dangerous processes. Safety is a primary focus of our business and maintaining a good reputation for safety is critical to our business. Many of our customers require that we meet certain safety criteria to be eligible to bid on contracts. We maintain programs with the primary purpose of implementing effective health, safety and environmental procedures throughout our company.

Maintaining such programs involves variable costs which may increase as governmental, regulatory and industry safety standards evolve, and any increase in such costs may materially affect our business, financial condition or results of operations. Further, if we fail to implement appropriate safety procedures or if our procedures fail, our officers, employees, contractors and other service providers, including third parties, may suffer injuries. Failure to comply with such procedures, client contracts or applicable regulations, or the occurrence of such injuries, could subject us to material losses and liability and may adversely impact our ability to obtain projects in the future or to hire and retain talented officers, employees, contractors, and other services providers, therefore materially adversely affecting our business, financial condition or results of operations.

Our products may be subject to a lengthy sales cycle and our customers may cancel or change their product plans after we have expended substantial time and resources in the design of their products.

Many of our customers are conservative in their decision-making process. Sales cycles for new customers can vary in time depending on the complexity of the customer’s network, whether the customer is subject to governmental regulations, and annual budget cycles. During the potentially lengthy sales cycle, our potential customers may cancel or change their product plans. Customers may also discontinue products incorporating our software at any time or they may choose to replace our products with lower cost software. In addition, we are working with leading customers in our target markets to define our future products. If customers cancel, reduce or delay product orders from us, or choose not to release products that incorporate our software after we have spent substantial time and resources developing such products or assisting customers with their product design, our revenue levels may be less than anticipated and our business, results of operations and financial condition may be materially adversely affected.

Our marketing efforts depend significantly on our ability to receive positive references from our existing customers.

Our marketing efforts depend significantly on our ability to call on our current and past customers to provide positive references to new, potential customers. A material portion of our current pipeline activity is concentrated in the defense sector. Given our limited number of customers, the loss or dissatisfaction of any customer could substantially harm our brand and reputation, inhibit the market acceptance of our software and systems, and impair our ability to attract new customers and maintain existing customers.

Further, as we expand into new vertical and geographic end markets, references from existing customers could be similarly important. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

Real or perceived design flaws, errors, defects, glitches, bugs or malfunctions (collectively, flaws) in our software platforms and AI systems, failure of our software platforms and AI systems to perform as expected, connectivity issues or user errors can result in lower than expected return on investment for customers, unintended personal injury or property damage and significant security or safety concerns, each of which could materially and adversely affect our results of operations, financial condition or reputation.

The design, development and use of our software platforms and AI systems involve certain inherent risks. New software products generally suffer from flaws that are found, often as a result of customer use, and fixed over time. Real or perceived flaws in our products, connectivity issues, unanticipated or unintended use of our products, user errors or inadequate disclosure of risks relating to the use of our products, among others, can lead to injury, property damage or other adverse events. We have conducted, are conducting and plan to continue to conduct extensive testing of our software platforms and AI systems, in some instances in collaboration with our customers, to ensure that any such issues can be identified and addressed. However, we may not be able to identify all such issues or, if identified, efforts to address them may not be effective in all cases, and our product testing may not be adequate. We plan to conduct investigations, where applicable, to identify the cause or causes of incidents and, when appropriate, implement changes to testing protocols or to the products to prevent such incidents from reoccurring. However, any implemented improvements may not fully prevent similar or other incidents in the future. Moreover, because of the size and weight of the third-party systems that may in the future use our software platforms and AI systems and related products, and the nature and variability of the environments in which we expect this software to be used, adverse events relating to the use of our products could include significant unintended injuries or death. To the extent that flaws or connectivity issues are discovered during or after product development, we may experience delays in the development and/or sale of our products while the issues are resolved. For example, we continue our efforts to increase product reliability and stability and conduct ordinary course product testing and debugging have at times resulted in product development delays. If any flaws and related issues that may arise cannot be adequately resolved, product sales may not occur and/or resume.

In addition, we may not be aware of defects until unintended injury to person or property has occurred. Such adverse events could lead to safety alerts relating to our software platforms and AI systems (either voluntary or required by governmental authorities), and could result, in certain cases, in the removal of our products from the market. Defects could also result in negative publicity, damage to our reputation or, in the event of regulatory developments, delays in new product approvals.

Complex software may frequently experience errors, especially when first introduced. Our products are complex and may experience errors or performance problems in the future. A failure of any part of our software platforms and AI systems or related products could result in unintended property damage, serious injury or even death. We plan to implement bug fixes and upgrades as part of our regular software maintenance, which may lead to downtime. Even if we are able to implement bug fixes and upgrades in a timely manner, customers and operators also may fail to install updates and fixes to the software for several reasons, including poor connectivity or inattention. Any such occurrence could cause delay in market acceptance of our software platforms and AI systems, damage to our reputation, increased service and warranty costs, product liability claims and loss of revenue.

We anticipate that in the ordinary course of business we may be subject to product liability claims alleging defects in the design of our software platforms and AI systems. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments, damage our reputation or require significant costs to redesign or fix our software or products.

Ratel Robotics’ products are complex electromechanical systems, and defects, failures, or quality issues could result in product liability claims, warranty costs, fines under government contracts, and reputational harm, which risks the combined company would assume upon consummation of the Acquisition.

Ratel Robotics’ UGV products rely on complex electromechanical designs that integrate electronic components, mechanical subsystems, sensors, navigation systems, and software to accomplish their missions in demanding and often hostile operational environments, including active combat zones. These products may contain defects or experience failures due to any number of issues in design, materials, manufacturing, deployment, and/or use. If any of Ratel Robotics’ products contain a defect, compatibility, or interoperability issue or other error, Ratel Robotics may have to devote significant time and resources to find and correct the issue. Such efforts could divert the attention of management and other relevant personnel from other important tasks. A product recall or a significant number of product returns could (i) be expensive, (ii) damage Ratel Robotics' reputation and relationships with customers and government contracting authorities, (iii) result in loss of contracts or disqualification from future procurements, and (iv) result in litigation against Ratel Robotics. Costs associated with field replacement labor, hardware replacement, re-integration with third-party products, handling charges, correcting defects, errors and bugs, or other issues could be significant and could materially harm our financial results.

As a manufacturer of UGV products deployed in combat and other high-risk environments, claims could be brought against Ratel Robotics if use or misuse of one of its UGV products causes, or merely appears to have caused, personal injury or death. In addition, defects in Ratel Robotics’ products may lead to other potential life, health, and property risks. Any claims against Ratel Robotics, regardless of their merit, could severely harm its financial condition, strain management and other resources, and adversely affect the combined company's reputation.

The existence of any defects, errors, or failures in Ratel Robotics’ products or the misuse of its products could also lead to product liability claims or lawsuits against us. A defect, error, or failure in one of Ratel Robotics’ products could result in injury, death, or property damage and significantly damage Ratel Robotics’ reputation and support for its products in general. We anticipate this risk will be heightened as Ratel Robotics’ UGVs are deployed in increasingly demanding operational theaters, including environments with extreme temperatures, rough terrain, explosive hazards, and electronic warfare threats. Although we intend to maintain insurance policies following completion of the Acquisition, we cannot provide assurance that such insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that coverage will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition, and results of operations.

Even if our software platforms and AI systems perform properly and are used as intended, if unintended personal injuries occur while operating third-party products that use our software platforms and AI systems, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected.

Third-party systems that use our software platforms and AI systems will contain complex technology and must be used as designed and intended in order to operate safely and effectively. Even if our software platforms and AI systems are used as designed and intended, customers may not operate complex third-party systems that use our products safely and effectively. In addition, we cannot predict all the ways in which the proper use or misuse of our products can lead to unintended injury or damage to property, and our training resources and safety systems may not be successful at preventing all incidents. If unintended personal injury or damage to property were to occur while operating our products in a manner consistent with our training and instructions or otherwise, we could be exposed to liability and our results of operations, financial condition and reputation may be adversely affected.

The operation of unmanned systems in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our software platforms and AI systems in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of unmanned systems. Unmanned systems may accidentally collide with aircraft, persons or property, which could result in unintended injury, death or property damage and significantly damage the reputation of and support for unmanned systems in general. As the usage of unmanned systems has increased, particularly by military end-users, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating unmanned systems in urban environments may limit their value in such environments, which may limit demand for software platforms and AI systems and consequently materially harm our business and operating results.

Our technology, software and systems have only been developed in the last several years and we have had only limited opportunities to deploy and assess their performance in the field at full scale.

The current generation of our Swarmer OS, Swarmer AI and Swarmer UI technology platforms have only been developed in the last several years and will continue to evolve. Deploying and operating our technology is complex and, is done primarily by a small number of customers. As the number, size and complexity of our deployments grow, we may encounter unforeseen operational, technical and other challenges, some of which could cause significant delays, trigger contractual penalties, result in unanticipated expenses, and/or damage to our reputation, each of which could materially and adversely affect our business, financial condition and results of operations.

If we fail to respond to evolving technological changes, our software and systems could become obsolete or less competitive.

We operate in highly competitive industries characterized by new and rapidly evolving technologies, standards, regulations, customer requirements, as well as frequent product introductions and revisions. Accordingly, our operating results depend upon our ability to develop and introduce new software and systems, and our ability to reduce production costs of our existing products. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing software and systems or acceptable new software and systems that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business, financial condition or results of operations could be significantly harmed.

We depend on our ability to develop new products and to enhance and sustain the quality of existing products.

Our growth and future success will depend, in part, on our ability to continue to design and develop new competitive products and to enhance and sustain the quality and marketability of our existing products. As such, we have made, and expect to continue to make, substantial investments in technology development. In the future, we may not have the necessary capital, or access to capital on acceptable terms, to fund necessary levels of research and development. Even with adequate capital resources, we may nonetheless experience unforeseen problems in the development or performance of our technologies or products. In addition, we may not meet our product development schedules and, even if we do, we may not develop new products fast enough to provide sufficient differentiation from our competitors’ products, which may be more successful.

We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new software and systems, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting existing products to new applications and new environments, and introducing new software and systems that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new software and systems and enhance existing products. Further, our research and development programs may not produce successful results, and our new software and systems may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

If our products do not interoperate with our customers’ other systems, the purchase or deployment of our software and systems may be delayed or cancelled.

Our products are designed to interface with our customers’ other systems, each of which may have different specifications and utilize multiple protocol standards and products from other vendors. Our products will be required to interoperate with many or all of these products as well as future products in order to meet our customers’ requirements. If we find errors in the existing software or defects in the hardware used in our customers’ systems, we may need to modify our products or services to fix or overcome these errors so that our products will interoperate with the existing software and hardware, which could be costly and negatively affect our business, financial condition, and results of operations. In addition, if our software and systems do not interoperate with our customers’ systems, customers may seek to hold us liable, demand for our products could be adversely affected or orders for our products could be delayed or cancelled. This could hurt our operating results, damage our reputation or brand, and seriously harm our prospects, business, financial condition or results of operations.

We operate in competitive markets.

We face competition and new competitors will continue to emerge throughout the world. Services offered by our competitors may take a larger share of customer spending than anticipated, which could cause revenue generated from our software and systems to fall below expectations. It is expected that competition in these markets will intensify. If our competitors develop and market more successful products or services, offer competitive software and systems at lower price points, or if we do not produce consistently high-quality and well-received software and systems, our revenues, margins, and profitability will decline.

Our ability to compete effectively will depend on, among other things, the pricing of our services and products, quality of customer service and field support, development of new and enhanced software and systems in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our customers. Additionally, peace and cessation of conflicts may work against our competitive advantage, as we rely on deployment missions to continue our machine learning/AI capabilities.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key officers, employees, contractors and other service providers or our inability to attract and retain qualified personnel could harm our business, financial condition or results of operations.

We depend, in part, on the performance of Alexander Fink, our Chief Executive Officer (U.S.) and President to operate and grow our business. The loss of Mr. Fink could negatively impact our ability to execute our business strategies. Although we have entered into an employment agreement with Mr. Fink, we may be unable to retain him or replace him if we lose his services for any reason.

Our future success will also depend on our ability to attract, retain and motivate highly skilled management, product development, software engineers, operations, sales, technical and other personnel in the U.S., Ukraine and elsewhere abroad. Even in today’s economic climate, competition for these types of personnel is intense. Given the potentially lengthy sales cycles deployment periods of our software platforms and AI systems, the loss of key personnel at any time could adversely affect our business, financial condition or results of operations.

In addition, Ratel Robotics’ business depends on a small number of technical founders and engineers who hold specialized knowledge of Ratel Robotics’ proprietary UGV products, manufacturing processes, and technology. This specialized knowledge is not widely shared within the organization and, in certain cases, may not be fully documented. The loss of any of these individuals, whether through resignation, incapacity, conscription into military service, or other causes, could materially disrupt Ratel Robotics’ operations, product development, and manufacturing capabilities.

Cyberattacks through security vulnerabilities could lead to disruption of business, reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.

We have in the past and may again in the future be targeted by cyberattacks. Security vulnerabilities may arise from our software, employees, contractors or policies we have deployed, which may result in external parties gaining access to our networks, datacenters, cloud datacenters, corporate computers, systems, and or access to accounts we have at our suppliers, vendors, and customers. They may gain access to our data or our users’ or customers’ data or attack the networks causing denial of service or attempt to hold our data or systems in ransom. The vulnerability could be caused by inadequate account security practices such as failure to timely remove employee access when terminated. To mitigate these security issues, we have implemented measures throughout our organization, including firewalls, backups, encryption, employee information technology policies and user account policies. However, there can be no assurance these measures will be sufficient to avoid future cyberattacks. If any of these types of security breaches were to occur and we were unable to protect sensitive data, our relationships with our business partners and customers could be materially damaged, our reputation could be materially harmed, and we could be exposed to a risk of litigation and possible significant liability.

Further, if we fail to adequately maintain our infrastructure, we may have outages and data loss. Excessive outages may affect our ability to timely and efficiently deliver products to customers or develop new products and solutions. Such disruptions and data loss may adversely impact our ability to fulfill orders, patent our intellectual property or protect our source code, and interrupt other processes. Delayed sales or lost customers resulting from these disruptions could adversely affect our financial results, stock price and reputation.

Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business. If any such unauthorized use or disclosure of, or access to, such personal information was to occur, our operations could be seriously disrupted, and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

Disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers could also disrupt our businesses, damage our reputation, increase our costs, and have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on the communications and information systems of third parties to conduct our business. For instance, we rely on common cloud infrastructure, such as cloud infrastructure operated by Amazon Web Services (“AWS”), Microsoft Azure (“Azure”)

and Google Cloud (“Google”) to host or operate some or all of certain key products or functions of our business. Our customers need to be able to access our systems at any time, without interruption or degradation of performance. Our technological infrastructure depends, in part, on the virtual cloud infrastructure hosted by AWS, Azure and Google. Although we have disaster recovery plans that utilize multiple AWS, Azure and Google locations, any incident affecting their infrastructure could adversely affect our cloud-native platform. While we are able to manage a temporary service disruption of any single provider, a prolonged AWS, Azure or Google service disruption affecting our cloud-native platform, or a service disruption impacting each of AWS, Azure and Google simultaneously, would adversely impact our ability to service our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, could cause us to lose customers, or otherwise harm our business, financial condition and results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS, Azure or Google services we use. Additionally, in the event that our AWS, Azure or Google service agreements are terminated, or there is a lapse of service, elimination of AWS, Azure or Google services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our systems as well as significant delays and additional expenses in arranging for or creating new facilities or re-architecting our systems for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.

All of our revenue is derived from our operations outside the U.S., which exposes us to risks inherent in doing business in each of the countries in which we operate, including Ukraine.

The global nature of our business and the significance of our international revenue create various domestic and local regulatory challenges and subject us to risks associated with our international operations. For the years ended December 31, 2025 and 2024, all of our revenues were from non-U.S. operations in Ukraine. Operations in countries other than the U.S., including Ukraine, are subject to various risks, including:

●	global political, economic and market conditions, political disturbances, war, terrorist attacks, changes in global trade policies and tariffs, weak local economic conditions and international currency fluctuations;
●	general global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns;
●	failure to ensure on-going compliance with current and future laws and government regulations, including but not limited to those related to the military invasion by Russia in Ukraine, and environmental and tax and accounting laws, rules and regulations;
●	changes in, and the administration of, treaties, laws, and regulations, including in response to issues related to the military invasion by Russia in Ukraine and the conflicts in the Middle East, and the potential for such issues to exacerbate other risks we face;
●	exposure to expropriation of our assets, deprivation of contract rights or other governmental actions;
●	social unrest, acts of terrorism, war or other armed conflict;
●	fraud and political corruption;
●	varying international laws and regulations;
●	adequate responses to a pandemic and related restrictions;
●	confiscatory taxation or other adverse tax policies;
●	trade and economic sanctions or other restrictions imposed by the EU, the United Kingdom, the U.S. or other countries, including in response to the military invasion by Russia in Ukraine;
●	conflicts between compliance with anti-bribery and anticorruption laws and existing local customs and practices leading to exposure under the U.S. Foreign Corrupt Practices Act of 1977 or similar governmental legislation in other countries; and

●	restrictions on the repatriation of income or capital.

We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anticorruption laws may conflict with local customs and practices. In addition, Ukrainian markets have historically experienced heightened volatility due to the uncertainties generated by corruption and bribery allegations and investigations of certain prominent politicians. In addition, certain media posts and reports of corruption, or allegations of corruption, in Ukraine may have an adverse effect on the public perception and reputation of companies conducting business in Ukraine and may adversely affect the trading price of our common stock. Our value and stock price could also be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating us in illegal activities.

We may pursue additional strategic transactions in the future, which could be difficult to implement, disrupt our business or change our business profile significantly.

We intend to consider additional potential strategic transactions, which could involve acquisitions of businesses or assets, joint ventures or investments in businesses, products or technologies that expand, complement or otherwise relate to our current or future business. For example, on September 9, 2026, we entered into the PIPA to acquire Ratel Robotics, a Ukrainian developer and manufacturer of UGVs purpose-built for active combat operations, which we believe will help expand our autonomous systems platform. We may also consider, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. Should our relationships fail to materialize into significant agreements, or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

These activities, if successful, create risks such as, among others: (i) the need to integrate and manage the businesses and products acquired with our own business and products; (ii) additional demands on our resources, systems, procedures and controls; (iii) disruption of our ongoing business; (iv) potential unknown or unquantifiable liabilities associated with the target company; and (v) diversion of management’s attention from other business concerns. Moreover, these transactions could involve: (i) substantial investment of funds or financings by issuance of debt or equity securities; (ii) substantial investment with respect to technology transfers and operational integration; and (iii) the acquisition or disposition of product lines or businesses. Also, such activities could result in one-time charges and expenses and have the potential to either dilute the interests of our existing stockholders or result in the issuance of, or assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources. Any such activities may not be successful in generating revenue, income or other returns, and any resources we committed to such activities will not be available to us for other purposes. Moreover, if we are unable to access the capital markets on acceptable terms or at all, we may not be able to consummate acquisitions, or may have to do so on the basis of a less than optimal capital structure. Our inability to take advantage of growth opportunities or address risks associated with acquisitions or investments in businesses may negatively affect our operating results. The Acquisition, and any similar future transactions, may also heighten certain risks we already face, including those relating to operating in a military occupied region, compliance with export control and trade sanctions laws, and our ability to comply with numerous legal and regulatory regimes applicable to our international operations.

Additionally, any impairment of goodwill or other intangible assets acquired in an acquisition or in an investment, or charges to earnings associated with any acquisition or investment activity, may materially reduce our earnings. Future acquisitions or joint ventures may not result in their anticipated benefits, and we may not be able to properly integrate acquired products, technologies or businesses with our existing products and operations or successfully combine personnel and cultures. Failure to do so could deprive us of the intended benefits of those acquisitions.

The Acquisition may not be completed on the timeline we expect, or at all, and the failure to complete the Acquisition could adversely affect our business and the market price of our common stock.

The completion of the Acquisition is subject to a number of conditions, including, if required, (i) the approval, clearance or non-objection of the Antimonopoly Committee of Ukraine with respect to the Acquisition and the restrictive covenants in the PIPA to the extent covering the territory of Ukraine, (ii) the approval of the Stock Consideration Issuance by our stockholders under Nasdaq Listing Rule 5635(a), (iii) Ratel Robotics and Ostapchuk having executed an employment agreement in a form contemplated by the Purchase Agreement and (iv) the absence of any order or law making the consummation of the transactions illegal or any pending action seeking to restrain, prohibit or delay the transactions. The obligations of the Sellers to consummate the Acquisition are also conditioned upon (a) the shares of common stock issuable as Stock Consideration having been approved for listing on Nasdaq, subject to official notice of issuance, and (b) the absence of a material adverse effect with respect to the Company. Additionally, the

Company’s obligation to consummate the Acquisition is further conditioned upon (a) completion of the restructuring pursuant to which the Direct Sellers will acquire the participatory interests and become parties to the Purchase Agreement and (b) Ratel Robotics having not suffered a material adverse effect.

The PIPA may be terminated by either party, subject to certain limited exceptions, if the Acquisition is not consummated by January 7, 2027. We can provide no assurance that these conditions will be satisfied or, where permissible, waived, or that the Acquisition will be consummated on the terms or timeline currently contemplated, or at all.

The issuance of the Stock Consideration in connection with the consummation of the Acquisition requires the approval of our stockholders, which we may not obtain.

Pursuant to Nasdaq Listing Rule 5635(a), the issuance of the Stock Consideration is subject to the approval of our stockholders. If our stockholders do not approve the Stock Consideration Issuance, a condition to Closing will not be satisfied and the Acquisition will not be consummated on the terms contemplated by the PIPA, or at all. We can provide no assurance that the required stockholder approval will be obtained.

We may be unable to successfully integrate Ratel Robotics’ operations or otherwise realize the expected benefits from the Acquisition, which could adversely affect the expected benefits from the Acquisition and our results of operations and financial condition.

The Acquisition, if completed, will expand the size and complexity of our business, and our future success will depend, in part, on our ability to successfully integrate Ratel Robotics’ operations, technologies, products, existing contracts, accounting and personnel with our own, and to realize the anticipated synergies and other benefits of the combined businesses. We may not be able to accomplish this integration smoothly or successfully.

The integration process may result in the loss of key employees of Ratel Robotics, the loss of Ratel Robotics’ customers or ours, the disruption of either or both of our and Ratel Robotics’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues (including with respect to the integration of information technology and accounting systems), higher than expected integration costs, and an overall post-completion integration process that takes longer than originally anticipated. Furthermore, Ratel Robotics’ operations are based in Ukraine, an active conflict zone, which may further complicate integration efforts, including with respect to travel, communications, retention and relocation of personnel, and the transition of manufacturing and maintenance operations. The integration process may depend on Ratel Robotics’ ability to obtain the necessary authorizations to export military goods and technology in compliance with the applicable regulatory requirements and procedures in Ukraine.

Parties with which we do business, and with which Ratel Robotics does business, may also experience uncertainty associated with the integration, including with respect to current or future business relationships with the combined company. Our and Ratel Robotics’ relationships may be subject to disruption as customers, distributors, suppliers, vendors, and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than us. These disruptions could have a material and adverse effect on our results of operations, cash flows and financial position, as well as a material and adverse effect on our ability to realize the expected cost savings and other benefits of the Acquisition.

Even if we successfully integrate Ratel Robotics’ operations, we may not achieve the anticipated growth, cost savings, or other synergies and benefits of the Acquisition, or such benefits may take longer to realize than expected, which may adversely affect our current revenues and investments in future growth. Our management’s attention may also be diverted from our existing operations and other business opportunities as a result of the integration effort, which may disrupt our ongoing business. If we are not able to adequately address these integration challenges, we may be unable to realize the anticipated benefits of the Acquisition, and our business, financial condition and results of operations could be materially and adversely affected.

Upon consummation of the Acquisition, part of our revenues will be derived from contracts from government customers.

Upon consummation of the Acquisition, part of our revenues will be derived from contracts with governmental customers. Ratel Robotics currently sells its Products through three contractual channels, the largest channel by value being contracts with the Defence Procurement Agency and with the State Service of Special Communications and Information Protection of Ukraine. The process of finalizing contracts with governmental customers is subject to Ukrainian defense procurement legislation, which can make it complex and time consuming, and we may not be successful in entering into such contracts or renewing such contracts on favorable terms, or at all.

Furthermore, Ratel Robotics’ revenue is highly concentrated among a small number of government customers, and the loss of, or a reduction in business from, these customers would materially and adversely affect Ratel Robotics’ business. For the six months ended June 30, 2026 and 2025, government customers accounted for approximately 86% and 99%, respectively, of Ratel Robotics’ net sales, and two customers accounted for approximately 86% and 99% of net sales in each of those periods.

Our ability to enter into and retain such contracts also is and will be subject to the Ukrainian government’s shifting defense priorities and funding decisions, which are outside of our control and difficult to predict, and which may be affected by the state of the ongoing war in Ukraine. Moreover, government contracts, including those held by Ratel Robotics are generally subject to termination or modification by the government customer, and their funding depends on Ukrainian budget allocations. Any failure to enter into such government contracts, or any termination, modification, or non-renewal of existing government contracts, could materially and adversely affect our revenue, results of operations, and financial condition.

We expect to incur significant transaction costs as a result of the Acquisition, which could have a material adverse effect on our financial condition.

We expect to incur significant one-time transaction costs related to the Acquisition. These transaction costs include legal and accounting fees and expenses and other related charges. We may also incur additional unanticipated costs in connection with the Acquisition. Additional costs will be incurred in connection with integrating Swarmer’s and Ratel Robotics’ businesses. Costs in connection with the Acquisition and integration may be higher than expected. These costs could adversely affect our financial condition, operating results or prospects.

If we are required to write down goodwill and other intangible assets, our financial condition and results could be negatively affected.

Goodwill impairment arises when there is deterioration in the capabilities of acquired assets to generate cash flows, and the fair value of the goodwill dips below its book value. We are required to review our goodwill for impairment at least annually. Events that may trigger goodwill impairment include deterioration in economic conditions, increased competition, loss of key personnel, and regulatory action. Should any of these occur, an impairment of goodwill could have a negative effect on our assets.

Our international business operations are subject to unique risks and challenges that create increased uncertainty in these markets.

Significant portions of our operations, including our development team, are located in Ukraine, and as such, our business is subject to unique risks associated with operating in a military occupied region. These risks can include potentially dynamic social, political and economic environments; civil disturbances, unrest, or violence including terrorism associated with operating primarily in a military occupied region; volatile labor conditions due to strikes and general difficulties in staffing international operations with highly qualified personnel; and logistical and communication challenges. Unexpected changes in regulatory requirements in foreign countries as well as inconsistent regulations, diverse licensing, and legal and tax requirements that differ from one country to another could also adversely affect our international projects. Additionally, there may be limitations on our ability to repatriate foreign earnings in certain jurisdictions.

Additionally, Ratel Robotics does not own any of its production, warehouse, or office facilities. All of Ratel Robotics’ premises are occupied under short-term operating lease, sublease, or sub-sublease arrangements, many of which may be terminated by the landlord on short notice. Loss of access to any key facility could disrupt manufacturing operations and require costly and time-consuming relocation, and there can be no assurance that suitable replacement facilities could be secured on a timely basis or at all, particularly given the ongoing conflict in Ukraine.

We have significant exposure to fluctuations in foreign currency exchange rates.

We conduct a significant portion of our operations outside of the U.S., which operate in their respective local currencies, the most significant of which are currently the Ukrainian hryvnia (“UAH”) and the Euro. Therefore, our international operations account for a significant portion of our overall operations and we have significant exposure to fluctuations in foreign currency exchange rates. Because our financial statements continue to be presented in U.S. dollars, the local currencies will be translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, thereby increasing the foreign exchange translation risk.

Our exposure to the UAH is expected to increase following consummation of the Acquisition, as substantially all of Ratel Robotics’ operations are conducted in Ukraine and denominated in UAH. The UAH has experienced substantial volatility and has depreciated significantly against the U.S. dollar since the commencement of the ongoing military conflict in Ukraine, and the National Bank of Ukraine has at times imposed currency controls and other restrictions that could limit our ability to convert UAH into U.S. dollars or repatriate funds from Ukraine. Any further depreciation of the UAH, or the imposition of additional currency controls, could materially and adversely affect our reported revenue, operating results, and financial condition.

Military invasion, terrorism, and other acts of violence, or the cessation thereof, may affect the markets in which we operate, our employees, our contractors, our clients and our product and service delivery.

Our business may be adversely affected by regional or global instability, disruption or destruction, regardless of cause, including military invasion, terrorism, riot, civil insurrection or social unrest. For example, the large-scale military invasion by Russia of Ukraine, the ongoing conflict in the Middle East, and the recent Israel/U.S. — Iran conflict affects and may continue to affect the markets in which we operate. In particular, tensions and hostilities involving Iran, including any escalation of armed conflict between Iran and other countries in the region, and related attacks by state actors or non-state actors (including terrorist organizations or Iran-backed proxy groups), have contributed and may continue to contribute to regional instability. Such instability could include, among other things, military operations, missile or drone attacks, cyberattacks, disruptions to transportation routes (including in and around the Red Sea), increased energy price volatility, sanctions or export controls, increased insurance costs or reduced availability of insurance coverage, and heightened uncertainty in global finance markets. Such developments could also increase volatility in the trading price of our common stock and adversely affect our ability to access capital markets or raise additional capital on acceptable terms. Such events may also cause clients to delay their decisions on spending for the software and systems provided by us and give rise to sudden significant changes in regional and global economic conditions and cycles. In addition, such events may adversely affect defense procurement priorities, timing and budgets (including reallocations and delays), which could adversely affect the timing and amount of demand for our software and services. Additionally, the cessation of such conflicts could materially adversely affect the demand for our products. Sales of our products primarily occur in the defense sector for battlefield operations, and should ongoing conflicts cease, the demand for our products will decrease and constrain the growth of our operational dataset of combat missions that provide us with training data, edge case identification, failure mode analysis and performance validation that are currently otherwise unavailable to our competitors. Upon completion of the Acquisition, we expect these same dynamics, including reduced demand for combat-focused products should conflicts cease, to apply to the acquired business as well. These events pose risks that could materially adversely affect our financial results.

Additionally, we have significant operations, employees and contractors located in Ukraine, a presence that we expect to expand upon completion of the Acquisition, as Ratel Robotics’ facilities, personnel, and manufacturing and maintenance operations are also located in Ukraine. As a result of the military invasion by Russia, negative or uncertain political climates in Ukraine, including but not limited to, military activities or civil hostilities, criminal activities and other acts of violence, infrastructure disruption, natural disasters or other conditions could adversely affect our operations in Ukraine or cause us to exit the Ukrainian market. In particular, Ratel Robotics’ production, warehouse, and office facilities are located in and around regions in Ukraine that have been recurring targets of Russian long-range missile strikes and one-way attack drone strikes directed against Ukrainian defense-industrial infrastructure. The frequency and geographic scope of such attacks have increased over the course of the conflict, and there can be no assurance that Ratel Robotics’ facilities will not be directly struck, damaged, or destroyed in a future attack. A strike that damages or destroys one or more of Ratel Robotics’ facilities could destroy manufacturing equipment, work-in-process inventory, raw material stocks, technical documentation, and other critical assets, could injure or kill Ratel Robotics personnel, and could suspend or permanently impair Ratel Robotics’ manufacturing capability. Any such event could also prevent Ratel Robotics from meeting delivery obligations under its government and other customer contracts, subject Ratel Robotics to contractual penalties or contract termination, result in the forfeiture or obligation to refund advance payments received from customers, and damage Ratel Robotics’ relationships with its customers and end-users.

Additionally, some of our Ukraine-based team members may be forced to relocate to other countries and within Ukraine and are subject to life-threatening attacks while located there. We are closely monitoring the situation and are committed to caring for our colleagues in the region. The ongoing conflict could cause harm to our team members and otherwise impair their ability to work for extended periods of time. Since the majority of our developers are currently located in Ukraine, this could have large scale adverse effects on our operations. The conflict could also disrupt telecommunications systems, banks and other critical infrastructure necessary to conduct business in Ukraine. Additionally, we are actively seeking to hire in Poland, which neighbors Ukraine. We may be forced to cease hiring or face additional risks if Poland is affected by the ongoing conflict. The scope of the impact of the military invasion in Ukraine is impossible to predict at this time and could have an adverse impact on our business.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our employees and contractors in Ukraine are subject to compulsory military service and could be called to active duty in certain circumstances. Our operations could be disrupted by the absence of a significant number of our employees or contractors related to military service or the absence for extended periods of military service of one or more of our key employees or contractors. Military service requirements for our employees or contractors could materially adversely affect our business, results of operations and financial condition.

We may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.

We maintain general liability insurance, directors and officers insurance, and other insurance policies and we believe our level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at a reasonable cost. Further, we expect our insurance needs and costs to increase as we grow our commercial operations and expand into new markets and it is uncertain if such insurance will be available on commercially reasonable terms.

We may be affected by operational risks and may not be adequately insured for certain risks.

We may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our technologies, personal injury or death, environmental damage, adverse impacts on our operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on our future cash flows, earnings and financial condition. Furthermore, the unmanned aircraft systems industry lacks a formative insurance market. As a result, we may be subject to or affected by liability or sustain loss for certain risks and hazards against which we cannot insure or which we may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Our cash could be adversely affected if the financial institutions in which we hold our cash fail.

We maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks. The domestic bank deposit balances may exceed the FDIC insurance limits. Also, in the foreign markets we serve, we also maintain cash deposits in foreign banks, some of which are not insured or partially insured by the FDIC or other similar agency. These balances could be impacted if one or more of the financial institutions in which we deposit monies fails or is subject to other adverse conditions in the financial or credit markets.

Litigation may adversely affect our business, financial condition, and results of operations.

From time to time in the normal course of our business operations, we may become subject to litigation that may result in liability material to our financial condition as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a significant diversion of our resources, and there is no guarantee that we will be able to successfully defend against any such litigation regardless of particular merits. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may not be available on favorable terms, at all, or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims could adversely affect our business, financial condition and the results of our operations.

Investors in the U.S. may have difficulty bringing actions and enforcing judgments against certain of our directors based on securities law civil liability provisions.

While we are incorporated under the laws of the State of Delaware, Serhii Kupriienko, one of our directors, resides outside the U.S. As a result, it may be difficult for U.S. investors to effect service of process within the U.S. upon Mr. Kupriienko to enforce against him judgments of the courts of the U.S. predicated upon, among other things, the civil liability provisions of federal securities laws of the U.S.

Risks Related to Regulatory Requirements

The drone industry is subject to various laws and government regulations which could complicate and delay our ability to introduce products, maintain compliance, and avoid violations which could negatively impact our financial condition and results of operations.

We operate in the drone industry which is a highly regulated environment in the U.S. and international markets. Federal, state, and local governmental entities and foreign governments may regulate aspects of the industry, including the production or distribution of our products, software or services. These regulations may include accounting standards, taxation requirements, product safety, trade restrictions, environmental regulations, products directed toward children or hobbyists, and other administrative and regulatory restrictions. While we endeavor to take all the steps necessary to comply with these laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations.

We and our customers operate in a highly regulated business environment and changes in regulation could impose costs on us or make our products less economical.

Our software and systems are subject to federal, state, local and foreign laws and regulations. Laws and regulations applicable to us and our products govern, among other things, the manner in which our products communicate. Additionally, our customers are often regulated by national, state and/or local bodies, including, without limitation, the Ukrainian Ministry of Defense, Ukrainian Ministry of Digital Transformation and other bodies. Prospective customers may be required to gain approval from any or all of these organizations prior to implementing our software and systems, including specific permissions related to the cost recovery of these systems. Regulatory agencies may impose special requirements for implementation and operation of our products, which may result in unforeseen delays. We may incur material costs or liabilities in complying with government regulations applicable to us or our customers. In addition, potentially significant expenditures could be required in order to comply with evolving regulations and requirements that may be adopted or imposed on us or our customers in the future. Such costs could make our products less economical and could impact our customers’ willingness to adopt our products, which could materially and adversely affect our revenue, results of operations and financial condition.

Failure to obtain any necessary regulatory approvals from the U.S. Federal Aviation Administration (“FAA”), the Federal Communications Commission (“FCC”) or other governmental agencies, or limitations put on the use of small UAS in response to public privacy and other concerns, may prevent us from expanding the sales of our software platforms and AI systems to defense industrial and government customers in the U.S.

The regulation of small UAS for commercial use in the U.S. is undergoing substantial change and the ultimate treatment is uncertain.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act (the “Part 107 Rules”). The Part 107 Rules, which became effective in August 2016, provided safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. On December 28, 2020, the FAA announced final rules requiring remote identification of drones and allowing operators of small drones to fly over people and at night under certain conditions. On June 8, 2021, the FAA announced the formation of an Aviation Rulemaking Committee (“ARC”) to develop new rules to further define regulations for the operations of UAS Beyond Visual Line-of-Site (“BVLOS”). The timing of additional rulemaking is uncertain as is the outcome of the still developing regulatory environment related to the operation of small UAS. Additionally, recent focus on reducing the size of the federal workforce could negatively impact the availability of resources within the FAA which could delay our progress towards certification.

Pursuant to the Secure and Trusted Communications Networks Act of 2019, the FCC created and maintains a list (“Covered List”) of telecommunications services and equipment that pose an unacceptable risk to the national security of the U.S. The FCC periodically updates the Covered List, and companies that appear on the Covered List are subject to change based on the security determinations of the FCC and other U.S. Federal agencies with which the FCC works. Categories of equipment made by companies, including equipment manufactured by their subsidiaries or affiliates, on the Covered List cannot be authorized in the U.S. On December 22, 2025, the FCC’s Public Safety and Homeland Security Bureau announced a significant expansion of its Covered List. The FCC added all UAS and UAS critical components produced in foreign countries to the Covered List, based on a national security determination that such items pose an unacceptable risk to U.S. national security. This means that such items will not be approved by the FCC for import, sale, or use in the U.S. However, particular UAS and UAS critical components can be removed if the U.S. Department of Defense or Department of Homeland Security makes a specific determination that an item or class of items does not pose an unacceptable national security risk. Additionally, the FCC has since clarified in FAQs that the Covered List “does not affect sales to DoD, DHS or any other federal agencies” within the U.S., as those agencies have their own acquisition regulations that instead apply.

We cannot assure you that any final rules enacted in furtherance of the FAA’s announced proposals will result in the expanded use of our software platforms and AI systems by commercial and defense industrial entities or that an exemption from the FCC’s Covered List will be available. In addition, there exists public concern regarding the privacy and other implications of U.S. commercial use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by the commercial use markets.

Our business is subject to federal, state and international laws regarding data protection, privacy, and information security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and adversely affect our business and operating results.

In connection with our business, we receive, collect, process and retain certain personal and confidential customer information. As a result, we are subject to increasingly rigorous federal, state and international laws regarding privacy and data protection. Personal privacy, data protection and information security are significant issues in the U.S. and the other jurisdictions where we offer our software and systems. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies and various state, local and foreign bodies and agencies. We also execute confidentiality and data protection agreements with various parties under which we are required to protect their confidential information.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the U.S., the FTC and many state attorney generals are applying federal and state consumer protection laws to the online collection, use and dissemination of data. Additionally, many foreign countries and governmental bodies, and other jurisdictions in which we currently or may in the future operate or conduct our business, have laws and regulations concerning the processing of personal information obtained from their residents or by businesses operating within or processing personal information that falls within their jurisdiction. These laws and regulations often are more restrictive than those in the U.S. in certain areas, whereas U.S. laws may impose requirements not included in their international counterparts. Such laws and regulations may, for example, require companies to implement new privacy and security policies and practices, permit individuals to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact of such future laws, regulations and standards may have on our business. For example, the California Consumer Privacy Act, which became effective in 2020, provides new data privacy rights for consumers and new operational requirements for companies. Additionally, we expect that existing laws, regulations and standards may be interpreted differently in the future. There remains significant uncertainty surrounding the regulatory framework for the future of personal data transfers from the EU to the U.S. with regulations such as the recently adopted General Data Protection Regulation (“GDPR”), which imposes more stringent EU data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance. Future laws, regulations, standards and other obligations, including the adoption of the GDPR, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Although we are working to comply with those federal, state and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, such laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products. As such, we cannot assure ongoing compliance with all such laws or regulations, industry standards, contractual obligations and other legal obligations, and our efforts to do so may cause us to incur significant costs or require changes to our business practices, which could adversely affect our business and operating results. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.

We are subject to numerous legal and regulatory regimes, and we could be harmed by changes to, or the interpretation or the application of, the laws and regulations of each of the jurisdictions in which we operate.

Our operations extend beyond the U.S. The international scope of our business may require us to comply with a wide range of national and local laws and regulations, which may in certain cases diverge from or even conflict with each other. Restrictions imposed on us by foreign governments, as a result of strategic ties and treaties with foreign countries, may limit our activities and access to certain countries, in a manner that may restrict and even prevent in certain situations our operations in certain countries and affect our results.

With the potential geographic expansion of our business, and that of our subsidiaries, into new markets, we have become subject to additional and changing legal, regulatory, tax, licensing, and compliance requirements and industry standards.

In countries where we currently or may eventually operate, legislators and regulatory authorities may introduce new interpretations of existing laws and regulations or introduce new legislation or regulations concerning our business. Changes in government regulation of or successful challenges to the business model used by us in certain markets may require us to change our existing business models and operations. Any additional regulatory scrutiny or changes in legal requirements may impose significant compliance costs and make it uneconomical for us to continue to operate in all of the current markets or to expand in accordance with our strategy, particularly if regulations or their interpretations vary greatly or conflict between different operating countries. This may negatively impact our revenue and profitability by preventing our business from reaching sufficient scale in particular markets or having to change our business model or incur additional costs, which would adversely impact business. Our inability, or perceived inability, to comply with existing or new compliance obligations, could lead to regulatory scrutiny, which could result in administrative or enforcement action, such as fines, penalties, and/or enforceable undertakings and adversely affect our business.

We may become subject to increasing global trade laws and regulations.

We may become subject to increasing global trade laws and regulations, including economic sanctions, export controls, and import laws. Failure to comply with global trade laws and regulations can result in penalties and reputational harm. Our international sales efforts expose us to increased risk under these laws and regulations, and increasing and evolving global trade laws could impact our business.

In addition, the global economy has recently seen a rise in tariffs and threats of tariffs. While tariffs have not had a material impact on our business, financial condition or results of operations to date, new tariffs could increase the costs of raw materials and other goods, both for us and our suppliers, which could impact our business.

Risks Related to our Intellectual Property

Our ability to protect our intellectual property and proprietary technology is uncertain.

We rely primarily on patent and trade secret laws, as well as confidentiality and non-disclosure agreements, to protect our proprietary technologies and intellectual property. As of this filing, we held a total of one (1) pending provisional application in the U.S. and two (2) pending non-provisional patent applications in the U.S. Our intellectual property incorporates internally developed software design incorporating machine and computer vision and was developed with AI and machine learning techniques. This intellectual property is critical to the development of end-to-end systems which reliably enable the automated operation of unmanned systems in real-world environments.

We have applied for patent protection relating to certain existing and proposed products and processes. Currently, our pending U.S. patent applications relate to our Swarmer OS, Swarmer AI and Swarmer UI solutions and are therefore important to the functionality of our products. If we fail to timely file a patent application in any jurisdiction, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved in a timely manner or at all. The rights we are seeking to have granted in our pending patent applications may not be meaningful or provide us with any commercial advantage. In addition, those rights, should they be granted, could be opposed, contested or circumvented by our competitors, or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of any patent that we may obtain to adequately protect our technology might make it easier or cheaper for our competitors to offer the same or similar products or technologies. Even if we are successful in receiving patent protection for certain products and processes, our competitors may be able to design around our patents or develop products that provide outcomes which are comparable or superior to ours without infringing on our intellectual property rights. In the event we also pursue patent protection in foreign jurisdictions, due to differences between foreign and U.S. patent laws, any patented intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. Even if patents are granted outside the U.S., effective enforcement in those countries may not be available without significant cost and time expense or at all.

We also rely on trade secrets, know-how and technology, which are not protectable by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements and intellectual property assignment agreements with our officers, employees, contractors and other service providers regarding our intellectual property and proprietary technology. In the event of unauthorized use or disclosure or other breaches of those agreements, we may not be provided with meaningful protection for our trade secrets or other proprietary information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, officers, employees, contractors and other service providers use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related or resulting know-how and inventions. If any of our trade secrets, know-how or other technologies not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected. A substantial part of such knowledge is possessed by our development team in Ukraine who have at-will consulting agreements with us and are located in areas subject to attack by Russia.

If a competitor infringes upon any patents that we may obtain, trademarks that we may obtain or other intellectual property rights, enforcing those patents, trademarks and other rights may be costly, difficult and time consuming. Patent law relating to the scope of claims in the industry in which we operate is subject to rapid change and constant evolution and, consequently, patent positions in our industry can be uncertain. Even if successful, litigation to defend our patents against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management’s attention from managing our business. Moreover, we may not have sufficient resources or desire to defend any patents or trademarks that we may obtain against challenges or to enforce our intellectual property rights. Litigation also puts any patents that we may obtain at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may harm our business, financial condition and operating results.

Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others.

Our industry is characterized by the existence of a large number of patents and by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements from companies like ours. To date we have received no claims with respect to our infringement of intellectual property or patents but, in the future, third parties may claim that we are infringing upon their patents or other intellectual property rights. In addition, we may be or may become contractually obligated to indemnify our customers or other third parties that use or resell our products in the event our products are alleged to infringe a third-party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations. Further, claims of intellectual property infringement might require us to redesign affected products, delay affected product offerings, enter into costly settlement or license agreements or pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing, selling or distributing the affected products. If we cannot or do not license the alleged infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, our customers may not purchase our products if they are concerned that our products infringe third-party intellectual property rights. This could reduce the market opportunity for the sale of our software and systems. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

We rely on our unpatented technology, trade secrets and know-how. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our officers, employees, contractors and other service providers and with parties with which we do business. These agreements may be breached, which breach may result in the misappropriation of such information, and we may not have adequate remedies for any such breach. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology.

Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our officers, employees, contractors, other service providers, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and have a material adverse effect on our business, financial condition, and results of operations.

The use of open source software in our products, processes and technology may expose us to additional risks and compromise our proprietary intellectual property.

The use of open source software in our products, processes and technology may expose us to additional risks and compromise our proprietary intellectual property. Our products, processes and technology sometimes utilize and incorporate software that is subject to an open source license. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses, such as the GNU General Public License, require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on terms unfavorable to us or at no cost. This can subject previously proprietary software to open source license terms.

While we monitor the use of open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third-party for our products, processes or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. This could harm our intellectual property position and our business, results of operations and financial condition.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	we or any collaborators might not have been the first to make the inventions covered by the pending patent applications that we own;
●	we might not have been the first to file patent applications covering certain of our inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	it is possible that our pending patent applications will not lead to issued patents;
●	any issued patents that we may obtain and own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;
●	our competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and
●	we may not develop additional proprietary technologies that are patentable.

Risks Related to our Financial Results

We will need to generate significant sales to achieve profitable operations.

We intend to increase our operating expenses substantially in connection with the planned expansion of our business, establishment of our sales and marketing infrastructure, our ongoing research and development activities, and the commensurate development of our management and administrative functions, but there is no guarantee that we will succeed in these endeavors. We will need to generate significant sales to achieve profitability, and we might not be able to do so. Even if we do generate significant sales, we might not be able to achieve, sustain or increase profitability on a quarterly or annual basis in the future. If our sales grow more slowly than we expect, or if our operating expenses exceed our expectations, our business, financial condition and results of operations may be adversely affected.

If business growth falls short of expectations, we may need to obtain additional capital to fund our growth, operations, and obligations.

We may require additional capital to fund our growth, operations, and obligations if our growth plan falls short or takes more time than we anticipate. As our business has grown, we have managed periods of tight liquidity by accessing capital from our stockholders and their affiliates. Our capital requirements will depend on several factors, including:

●	our ability to enter into new agreements with customers or to extend the terms of our existing agreements with customers, and the terms of such agreements;

●	the success of our sales efforts;
●	our working capital requirements related to the costs of inventory and accounts receivable;
●	costs of recruiting and retaining qualified personnel;
●	expenditures and investments to implement our business strategy; and
●	the identification and successful completion of acquisitions.

We may seek additional funds through equity or debt offerings and/or borrowings under notes payable, lines of credit or other sources. We do not know whether additional financing will be available on commercially acceptable terms or at all, when needed. For example, increases in interest rates could negatively impact the costs of seeking additional funds through debt offerings and/or borrowings. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, support the growth of our business or otherwise respond to competitive pressures could be significantly delayed or limited, which could materially adversely affect our business, financial condition or results of operations.

Our revenue is not predictable and recognition of a significant portion of it will be deferred into future periods.

Once a customer decides to move forward with a large-scale deployment of our software and systems, the timing of and our ability to recognize related revenue will depend on several factors, some of which may not be under our control. These factors include shipment schedules that may be delayed or subject to modification, the rate at which our utility customers choose to deploy our products in their network, customer acceptance of all or any part of our software and systems, our contractual commitments to provide new or enhanced functionality at some point in the future, other contractual provisions such as liquidated damages, our suppliers’ ability to provide an adequate supply of components, the requirement to obtain regulatory approval, and our ability to deliver quality products according to expected schedules. In light of these factors, the application of complex revenue recognition rules to our software and systems has required us to defer, and in the future will likely continue to require us to defer, a significant amount of revenue until undetermined future periods. It may be difficult to predict the amount of revenue that we will recognize in any given period and amounts recognized may fluctuate significantly from one period to the next.

We may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

As a public company, we are required to maintain internal control over financial reporting and disclosure controls and procedures. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on the internal control over financial reporting. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, including enforcement actions by the SEC, and we could be required to restate our financial results, any of which would require additional financial and management resources.

As of June 30, 2026, we have identified the following material weaknesses in the design of our internal controls:

●	We have not designed and implemented controls to ensure we can record, process, summarize, and report financial data.
●	We have not yet designed and implemented user access controls to ensure appropriate segregation of duties that would adequately restrict user and privileged access to the financially relevant systems and data to appropriate personnel.
●	We did not design and maintain effective controls associated with the timing of when we recognized revenue, and controls related to the timing of when we accrue and recognize expenses.
●	We also do not have a properly designed internal control system that identifies critical processes and key controls.

We are in the process of remediating such material weaknesses and there can be no assurance as to when or if we will fully remediate such material weaknesses. Our management, including our Chief Executive Officer (U.S.) and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, due to the material weaknesses in our internal control over financial reporting described above, management concluded that our disclosure controls and procedures were not effective as of June 30, 2026.

If additional material weaknesses in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weakness, subject us to fines, penalties or judgments, harm our reputation or otherwise cause a decline in investor confidence.

We continue to invest in more robust technology and resources to manage those reporting requirements. Implementing the appropriate changes to our internal controls may distract our officers and employees, result in substantial costs and require significant time to complete. Any difficulties or delays in implementing these controls could impact our ability to timely report our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported financial information, and our stock price could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Our actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information included in this prospectus.

The unaudited pro forma condensed combined financial information included in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Acquisition been completed on the dates indicated therein, nor is it indicative of our future operating results or financial position. The unaudited pro forma condensed combined financial information reflects a preliminary allocation of the purchase price based on estimates of the fair values of the consideration transferred, including contingent consideration, and of the assets acquired and liabilities assumed. Because the Acquisition has not closed, we have not completed the valuations required to finalize the purchase price allocation, and the final allocation, including the amounts assigned to goodwill and amortizable intangible assets and the related amortization expense, could differ materially from the preliminary amounts reflected in the unaudited pro forma condensed combined financial information. Our actual results and financial position may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this prospectus.

Risks Related to Our Common Stock

Our executive officers, directors and principal stockholders, if they choose to act together, have the ability to significantly influence all matters submitted to stockholders for approval and may prevent other investors from influencing significant corporate decisions.

As of the date of this prospectus, our executive officers, directors and greater than 5% stockholders, in the aggregate, own approximately 46.7% of our outstanding common stock. As a result, such persons, acting together, have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transactions, as well as our management and business affairs, which may prevent other investors from influencing some or all of the foregoing. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We may issue more shares to raise additional capital, which may result in substantial dilution.

Our Charter authorizes the issuance of a maximum of 200,000,000 shares of common stock. Any additional financings effected by us may result in the issuance of additional securities without stockholder approval and the substantial dilution in the percentage of common stock held by our then existing stockholders. In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may be higher or lower than the price per share of our common stock at that time. Also as of June 30, 2026, we have reserved 5,643,900, 3,846,045 and 5,400,000 shares of common stock for issuance pursuant to awards under the 2023 Stock Plan, 2024 Stock Plan and 2026 Plan, respectively. As of June 30, 2026, the number of securities remaining available for future issuance under the 2023 Plan and 2024 Plan was zero shares of common stock. In connection with our IPO, we adopted the 2026 Plan authorizing the future issuance of up to 5,400,000 shares of common stock (plus any shares underlying outstanding stock awards granted under our 2024 Plan that expire or are repurchased, forfeited, cancelled or withheld). As of June 30, 2026, the number of securities remaining available for issuance pursuant to awards under the 2026 Equity Plan was 2,569,853. The issuance of such additional shares of common stock, or securities convertible or exchangeable into common stock, may cause the price of our common stock to decline. Additionally, if all or a substantial portion of these shares are resold into the public markets then the trading price of our common stock may decline.

Our board of directors may issue and fix the terms of shares of our preferred stock without stockholder approval, which could adversely affect the voting power of holders of our common stock or any change in control of our Company.

Our Charter authorizes the issuance of a maximum of 10,000,000 shares of “blank check” preferred stock, $0.00001 par value per share, with such designation rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without the need to obtain stockholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, any future debt agreements may preclude us from paying dividends. For the foreseeable future, any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares. Investors seeking cash dividends should not purchase our common stock. See “Dividend Policy” for additional information.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling shares.

Sales, or the possibility of sales, of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity or equity-linked securities.

In connection with our Initial Public Offering, we sold 3,450,000 shares of common stock. As of June 30, 2026, we had outstanding a total of 11,608,117 shares of common stock, which includes 323,348 shares of unvested restricted stock, after giving effect to the issuance of shares upon the exercise of options during the six months ended June 30, 2026.

In connection with our Initial Public Offering, our directors and executive officers and holders of substantially all of our outstanding securities entered into lock-up agreements pursuant to which they may not, with limited exceptions, for a period of 180 days from March 18, 2026, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of Lucid. These lock-up agreements are expected to expire on or about September 15, 2026. Lucid Capital Markets may permit our officers, directors and other securityholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, up to an additional 11,900,405 shares of common stock will be eligible for sale in the public market, of which 7,173,420 shares will be held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act.

Holders of (i) 6,137,634 shares of common stock and (ii) pre-funded warrants to purchase up to 1,799,970 shares of common stock, or approximately 59.2% of our total outstanding common stock based on shares outstanding as of June 30, 2026, are entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of our Initial Public Offering on March 18, 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, as defined under the Exchange Act, our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in connection with registered securities offerings;
●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;
●	not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;
●	reduced disclosure obligations regarding executive compensation; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes- Oxley Act.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our Charter and amended and restated bylaws (the “Bylaws”) contain provisions that could delay or prevent a merger, acquisition, or other change in control of our company or changes in our board of directors that our stockholders might consider favorable, including transactions in which you might otherwise receive a premium for your shares. Some of these provisions include:

●	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

●	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at an annual or special meeting of our stockholders;
●	a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;
●	advance notice requirements for stockholder proposals and nominations for election to our board of directors;
●	a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 75% of all outstanding shares of our voting stock then entitled to vote in the election of directors;
●	a requirement of approval of not less than 75% of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and
●	the authority of the board of directors to issue convertible preferred stock on terms determined by the board of directors without stockholder approval and which convertible preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our Charter and Bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change in control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our Charter designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Charter provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers, employees or agents to us or our stockholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws (in each case, as they may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our Charter or Bylaws, (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine. In addition, our Charter provides that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. We recognize that the forum selection clause in our Charter may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our Charter may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Alternatively, if a court were to find the choice of forum provisions contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We also acknowledge that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce an exclusive forum provision for actions arising under the Securities Act, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

General Risk Factors

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and even if we are successful in remediating our material weaknesses, any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls.

Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We incur significant costs as a result of operating as a public company, and our management has been, and in the future may be, required to devote substantial time to ongoing compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, which requires, among other things that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act concerning areas such as “say on pay” and proxy access. Emerging growth companies are permitted to implement many of these requirements over a longer period, which may be up to five years from the closing of our Initial Public Offering. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. If we fail to comply with these laws, we could face civil or criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties outside of the U.S. to sell our products abroad and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities, and any training or compliance programs or other initiatives we undertake to prevent such activities may not be effective. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain software and systems to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect our supply chain.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the military invasion by Russia in Ukraine and the conflicts in the Middle East, including the Israel/U.S. – Iran conflict, terrorism or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market our solutions and products even if we would otherwise prefer to develop and market such product ourselves, or on less favorable terms than we would otherwise choose. In addition, one or more of our current service providers or other partners may not survive an economic downturn, which could directly affect our ability to attain our research and development goals on schedule and on budget. Uncertainty about global economic conditions could result in increased costs related to the implementation of our solutions, which could have a material adverse effect on demand for our products and solutions.

These macroeconomic risks may be heightened for us following our pending acquisition of Ratel Robotics, a developer of unmanned ground robotics and vehicles for military and defense applications, substantially all of whose personnel, engineering staff, intellectual property, and manufacturing and testing operations are located in Ukraine. Because Ratel Robotics’ development and manufacturing capabilities are concentrated in a limited number of Ukrainian facilities, our crisis management, business continuity and disaster recovery plans may not be effective at preventing or mitigating the effects of prolonged or escalated military conflict, and we cannot predict the progress or outcome of the war or its impact on our ability to retain key personnel, protect our facilities and intellectual property, or continue operations in the region. Any of the foregoing could materially and adversely affect our results of operations, our ability to integrate the acquired business as planned, and the value ascribed to the Acquisition in the unaudited pro forma condensed combined financial information included in this prospectus.

Changes in tax law may materially adversely affect our financial condition, results of operations and cash flows, or adversely impact the value of an investment in our common stock.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. For example, on July 4, 2025, the U.S. government passed the “One Big Beautiful Bill Act” which contained several pieces of tax legislation, including making permanent certain of the tax law changes originally enacted in 2017 (under the legislation informally titled the Tax Cuts and Jobs Act) which made many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service (“IRS”) and other tax authorities with respect to such legislation may affect us, and certain aspects thereof could be repealed or modified in future legislation. We urge our investors to consult with their legal and tax advisors with respect to any changes in tax law and the potential tax consequences of investing in our common stock.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, or if we fail to meet the expectations of one or more of these analysts, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant as the markets have experienced significant stock price volatility in recent years. If we face such litigation, even if ultimately decided in our favor, it could result in substantial costs that may not be fully covered by insurance, and a diversion of our management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans for our products, future research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

●	estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing;
●	our use of the net proceeds from this offering;
●	our ability to obtain funding for our operations;
●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;
●	the implementation of our business model, strategic plans for our business and technology;
●	the integration of Ratel Robotics’ operations;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering our technology;
●	developments relating to our competitors and our industry;
●	legal and regulatory developments relating to AI and unmanned systems;
●	the accuracy of our estimates regarding expenses, capital requirements and needs for additional financing;
●	our financial performance; and
●	the ongoing military invasion by Russia in Ukraine and its impact on the continued deployment of our software products, AI systems and operational datasets.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject and are based on information available to us as of the date of this prospectus. Although we believe such information forms a reasonable basis for the expectations reflected in the forward-looking statements, such information may be limited or incomplete, and we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

LUCID LIQUIDITY LINE

General

On June 10, 2026, we entered into the Purchase Agreement and the Registration Rights Agreement with the Selling Stockholder. Upon the terms and subject to the satisfaction of the conditions contained in the Purchase Agreement, from and after the Commencement Date, we will have the right, in our sole discretion, to sell to the Selling Stockholder up to 3,000,000 shares of common stock, subject to certain limitations set forth in the Purchase Agreement, from time to time after the date of this prospectus and during the term of the Purchase Agreement. Sales of shares of common stock by us to the Selling Stockholder under the Purchase Agreement, and the timing of any such sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed the Registration Statement with the SEC to register under the Securities Act the resale by the Selling Stockholder of up to 3,000,000 shares of common stock, that we may, in our sole discretion, elect to sell to the Selling Stockholder, from time to time from and after the Commencement Date pursuant to the Purchase Agreement.

We do not have the right to commence any sales of our shares of common stock to the Selling Stockholder under the Purchase Agreement until the Commencement Date, which is the date on which all of the conditions to the Selling Stockholder’s purchase obligation set forth in the Purchase Agreement have initially been satisfied, none of which are in the Selling Stockholder’s control, including that the registration statement that includes this prospectus shall have been declared effective by the SEC and the final form of this prospectus shall have been filed with the SEC. From and after the Commencement Date, we have the right, but not the obligation, from time to time at our sole discretion over the 24-month period beginning on the Commencement Date, to direct the Selling Stockholder to purchase up to a specified maximum amount of shares of common stock in one or more Purchases and Intraday Purchases as set forth in the Purchase Agreement, by timely delivering a written Purchase Notice for each Purchase, and timely delivering a written Intraday Purchase Notice for each Intraday Purchase, if any, to the Selling Stockholder in accordance with the Purchase Agreement on any Trading Day we select as the Purchase Date therefor, so long as, (i) with respect to Purchases, the closing sale price of our common stock on the Trading Day immediately prior to such Purchase Date is not less than the Threshold Price and, with respect to Intraday Purchases, the sale price of our shares of common stock at the time of delivery of the Intraday Purchase Notice is not less than the Threshold Price and (ii) all shares of common stock subject to all prior Purchases and all prior Intraday Purchases effected by us under the Purchase Agreement (as applicable) have been received by the Selling Stockholder in the manner set forth in the Purchase Agreement, prior to the time we deliver such notice to the Selling Stockholder.

From and after Commencement, the Company will control the timing and amount of any sales of shares of common stock to the Selling Stockholder. Actual sales of shares of our common stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our common stock and determinations by us as to the appropriate sources of funding for our company and its operations.

We may not issue or sell any shares of common stock to the Selling Stockholder under the Purchase Agreement that, when aggregated with all other shares of common stock then beneficially owned by the Selling Stockholder and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would result in the Selling Stockholder beneficially owning shares of common stock in excess of the 4.99% Beneficial Ownership Limitation, which is defined in the Purchase Agreement as 4.99% of our outstanding shares of common stock.

Under applicable Nasdaq rules, in no event may the Company issue or sell to the Selling Stockholder under the Purchase Agreement any shares of its common stock to the extent the issuance of such shares of Common Stock, when aggregated with all other shares of common stock issued pursuant to the Purchase Agreement, would cause the aggregate number of shares of common stock issued pursuant to the Purchase Agreement to the Exchange Cap, unless (i) the Company obtains stockholder approval to issue shares of common stock in excess of the Exchange Cap or (ii) the average price per share paid by the Selling Stockholder for all of the shares of common stock that we direct the Selling Stockholder to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds the lower of (a) the official closing price of our common stock on Nasdaq immediately preceding the execution of the Purchase Agreement and (b) the average official closing price of our common stock on Nasdaq for the five consecutive Trading Days immediately preceding the execution of the Purchase Agreement.

The net proceeds to us from sales that we elect to make to the Selling Stockholder under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell our shares of common stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used as described under “Use of Proceeds.”

Neither we nor the Selling Stockholder may assign or transfer our respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by us or the Selling Stockholder.

We have agreed to reimburse the Selling Stockholder for the reasonable legal fees and disbursements of the Selling Stockholder’s legal counsel in a total amount not to exceed $110,000 in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement, consisting of $50,000 paid prior to the filing of this registration statement and $7,500 per fiscal quarter, for a maximum 24-month term, in which we direct the Selling Stockholder to purchase our shares of common stock, as contemplated by the Purchase Agreement and the Registration Rights Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to the registration statement that includes this prospectus and are available electronically on the SEC’s website at http://www.sec.gov.

Purchase of Shares Under the Purchase Agreement

Purchases

●	From and after the Commencement Date, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period beginning on the Commencement Date, to direct the Selling Stockholder to purchase a specified number of shares of common stock, not to exceed the applicable Purchase Maximum Amount, in a Purchase under the Purchase Agreement, by timely delivering a written Purchase Notice to the Selling Stockholder, prior to 9:00 a.m., New York City time, on any Trading Day we select as the Purchase Date for such Purchase, so long as the closing sale price of our common stock on the Trading Day immediately prior to such Purchase Date is not less than the Threshold Price and all shares of common stock subject to all prior Purchases and all prior Intraday Purchases effected by us under the Purchase Agreement have been received by the Selling Stockholder prior to the time we deliver such Purchase Notice to the Selling Stockholder.

The Purchase Maximum Amount applicable to such Purchase will be equal to the lesser of:

●	250,000 shares of common stock; and
●	the Purchase Percentage (as specified in the applicable Purchase Notice for such Purchase) of the total aggregate number (or volume) of shares of our common stock traded on Nasdaq during the applicable Purchase Valuation Period for such Purchase.

The actual number of shares of common stock that the Selling Stockholder will be required to purchase in a Purchase, referred to as the Purchase Share Amount, will be equal to the number of shares that we specify in the applicable purchase notice, subject to adjustment to the extent necessary to give effect to the applicable Purchase Maximum Amount and other applicable limitations set forth in the Purchase Agreement, including the Beneficial Ownership Cap and, if then applicable, the Exchange Cap.

The per share purchase price that the Selling Stockholder will be required to pay for the Purchase Share Amount in a Purchase effected by us pursuant to the Purchase Agreement, if any, will be equal to the VWAP of our common stock for the applicable Purchase Valuation Period on the Purchase Date for such Purchase, less a 2% discount to the VWAP for such Purchase Valuation Period. The Purchase Valuation Period for a Purchase is defined in the Purchase Agreement as the period beginning at the official open (or commencement) of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, and ending at the earliest to occur of:

●	3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by Nasdaq as the official close of the regular trading session on such Purchase Date;
●	such time that the total aggregate number (or volume) of shares of common stock traded on Nasdaq during such Purchase Valuation Period reaches the applicable Purchase Share Volume Maximum for such Purchase, which will be determined by dividing (a) the applicable Purchase Share Amount for such Purchase, by (b) the Purchase Percentage we specified in the applicable Purchase Notice for such Purchase); and

●	if we further specify in the applicable Purchase Notice for such Purchase that a Limit Order Discontinue Election shall apply to such Purchase, such time that the trading price of our common stock on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable Minimum Price Threshold.

Under the Purchase Agreement, for purposes of calculating the volume of shares of common stock traded during a Purchase Valuation Period, including for purposes of determining whether the applicable Purchase Share Volume Maximum for a Purchase has been reached, for purposes of calculating the VWAP of our common stock for the applicable Purchase Valuation Period, and to the extent that we specify in the applicable purchase notice that the Limit Order Discontinue Election will apply, the following transactions, to the extent they occur during such Purchase Valuation Period, shall be excluded: (x) the opening or first purchase of common stock at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, (y) the last or closing sale of common stock at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, and (z) if we have specified in the applicable purchase notice for such Purchase that a Limit Order Continue Election (as specified in the applicable purchase notice for such Purchase) shall apply to such Purchase (instead of specifying that a Limit Order Discontinue Election shall apply), all purchases and sales of common stock on Nasdaq during such Purchase Valuation Period at a price per share that is less than the applicable Minimum Price Threshold for such Purchase.

Intraday Purchases

In addition to the Purchases described above, from and after the Commencement Date, we will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct the Selling Stockholder to make Intraday Purchases, whether or not a Purchase is effected on such Purchase Date, not to exceed the applicable Intraday Purchase Maximum Amount (as defined in the Purchase Agreement), under the Purchase Agreement, by timely delivering a written intraday purchase notice to the Selling Stockholder, after 10:00 a.m., New York City time (and after the Purchase Valuation Period for any earlier Purchase and the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date as such applicable Intraday Purchase, if applicable, have ended), and prior to 3:30 p.m., New York City time, on such Purchase Date, so long as:

●	the sale price of our common stock at the time of delivery of the Intraday Purchase Notice is not less than the Threshold Price; and
●	all shares of common stock subject to all prior Purchases and all prior Intraday Purchases effected by us under the Purchase Agreement (as applicable) have been received by the Selling Stockholder in the manner set forth in the Purchase Agreement, prior to the time we deliver such Intraday Purchase Notice to the Selling Stockholder.

The Intraday Purchase Maximum Amount applicable to such Intraday Purchase will be equal to the lesser of:

●	250,000 shares of common stock; and
●	the Purchase Percentage (as specified by us in the applicable Intraday Purchase Notice for such Intraday Purchase) of the total aggregate number (or volume) of shares of our common stock traded on Nasdaq during the applicable Intraday Purchase Valuation Period for such Intraday Purchase.

The actual number of shares of common stock that the Selling Stockholder will be required to purchase in an Intraday Purchase, referred to as the Intraday Purchase Share Amount, will be equal to the number of shares that we specify in the applicable intraday Purchase notice, subject to adjustment to the extent necessary to give effect to the applicable Intraday Purchase Maximum Amount and other applicable limitations set forth in the Purchase Agreement, including the Beneficial Ownership Cap and, if then applicable, the Exchange Cap.

The per share purchase price that the Selling Stockholder will be required to pay for the Intraday Purchase Share Amount in an Intraday Purchase effected by us pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a Purchase (including the same percentage discounts to the applicable VWAP used to calculate the per share purchase price for a Purchase as described above), provided that the VWAP used to determine the purchase price for the Intraday Purchase Share Amount to be purchased in an Intraday Purchase will be equal to the VWAP for the applicable Intraday Purchase Valuation Period on the Purchase Date for such Intraday Purchase and the applicable minimum price threshold in the event we do not specify a minimum price threshold in the Intraday Purchase Notice will be a price equal to 75% of the sale price of our shares of common stock at the time of delivery of the applicable Intraday Purchase Notice. The Intraday Purchase Valuation Period for an Intraday Purchase is defined in the

Purchase Agreement as the period during the regular trading session on Nasdaq on such Purchase Date, beginning at the latest to occur of:

●	such time of confirmation of the Selling Stockholder’s receipt of the applicable Intraday Purchase Notice;
●	such time that the Purchase Valuation Period for any prior regular Purchase effected on the same Purchase Date (if any) has ended; and
●	such time that the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) has ended and ending at the earliest to occur of:

●	3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by Nasdaq as the official close of the regular trading session on such Purchase Date;
●	such time that the total aggregate number (or volume) of shares of common stock traded on Nasdaq during such Intraday Purchase Valuation Period reaches the applicable Intraday Purchase Share Volume Maximum for such Intraday Purchase, which will be determined by dividing (a) the applicable Intraday Purchase Share Amount for such Intraday Purchase, by (b) the Purchase Percentage we specified in the applicable Intraday Purchase Notice for determining the applicable Intraday Purchase Share Amount for such Intraday Purchase); and
●	if we further specify Limit Order Discontinue Election in the applicable Intraday Purchase Notice for such Intraday Purchase, such time that the trading price of our common stock on Nasdaq during such Intraday Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable Minimum Price Threshold.

As with Purchases, for purposes of calculating the volume of shares of common stock traded during an Intraday Purchase Valuation Period, including for purposes of determining whether the applicable Intraday Purchase Share Volume Maximum for an Intraday Purchase has been reached, and for purposes of calculating the VWAP of our common stock for the applicable Intraday Purchase Valuation Period, the following transactions, to the extent they occur during such Intraday Purchase Valuation Period, are excluded: (x) the opening or first purchase of common stock at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such Intraday Purchase, (y) the last or closing sale of common stock at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such Intraday Purchase, and (z) if we have specified in the applicable intraday purchase notice for such Intraday Purchase that a Limit Order Continue Election shall apply to such Intraday Purchase (instead of specifying that a Limit Order Discontinue Election shall apply), all purchases and sales of common stock on Nasdaq during such Intraday Purchase Valuation Period at a price per share that is less than the applicable Minimum Price Threshold for such Intraday Purchase.

We may, in our sole discretion, timely deliver multiple intraday purchase notices to the Selling Stockholder prior to 3:30 p.m., New York City time, on a single Purchase Date to effect multiple Intraday Purchases on such same Purchase Date, provided that the Purchase Valuation Period for any earlier regular Purchase effected on the same Purchase Date (as applicable) and the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date have ended prior to 3:30 p.m., New York City time, on such Purchase Date, and so long as all shares of common stock subject to all prior Purchases and all prior Intraday Purchases effected by us under the Purchase Agreement, including all prior purchases effected on the same Purchase Date as such applicable Intraday Purchase, have been received by the Selling Stockholder in the manner set forth in the Purchase Agreement prior to the time that we deliver to the Selling Stockholder a new intraday purchase notice to effect an additional Intraday Purchase on the same Purchase Date as an earlier Purchase (as applicable) and one or more earlier Intraday Purchases effected on such same Purchase Date.

The terms and limitations that will apply to each subsequent additional Intraday Purchase effected on the same Purchase Date will be the same as those applicable to any earlier Purchase (as applicable) and any earlier Intraday Purchase effected on the same Purchase Date as such subsequent additional Intraday Purchase, and the per share purchase price for the shares of common stock that we elect to sell to the Selling Stockholder in each subsequent additional Intraday Purchase effected on the same Purchase Date as an earlier Purchase (as applicable) and/or earlier Intraday Purchase(s) effected on such Purchase Date will be calculated in the same manner as in the case of such earlier Purchase (as applicable) and such earlier Intraday Purchase(s) effected on the same Purchase Date as such subsequent additional Intraday Purchase, with the exception that the Intraday Purchase Valuation Period for each subsequent additional Intraday Purchase will begin and end at different times (and may vary in duration) during the regular trading session on such Purchase Date, in each case as determined in accordance with the Purchase Agreement.

In the case of Purchases and Intraday Purchases effected by us under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of common stock to be purchased by the Selling Stockholder in a Purchase or an Intraday Purchase (as applicable), or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts in connection with any such Purchase or Intraday Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

At or prior to 5:30 p.m., New York City time, on the applicable Purchase Date for a Purchase or Intraday Purchase, the Selling Stockholder will provide us with a written confirmation for such Purchase or Intraday Purchase, as applicable, setting forth the applicable purchase price (both on a per share basis and the total aggregate purchase price) to be paid by Lucid for the shares of common stock purchased by the Selling Stockholder in such Purchase or Intraday Purchase, as applicable.

The payment for, against delivery of, shares of common stock purchased by the Selling Stockholder in any Purchase or any Intraday Purchase under the Purchase Agreement will be fully settled within one Trading Day immediately following the applicable Purchase Date for such Purchase or such Intraday Purchase (as applicable), as set forth in the Purchase Agreement.

Conditions to Commencement and Each Purchase

The Selling Stockholder’s obligation to accept Purchase Notices and Intraday Purchase Notices that are timely delivered by us under the Purchase Agreement and to purchase shares of our common stock in Purchases and Intraday Purchases under the Purchase Agreement, are subject to (i) the initial satisfaction, at the Commencement, and (ii) the satisfaction, at the applicable “Purchase Condition Satisfaction Time” (as such term is defined in the Purchase Agreement) on the applicable Purchase Date for each Purchase and Intraday Purchase after the Commencement Date, of the conditions precedent thereto set forth in the Purchase Agreement, all of which are entirely outside of the Selling Stockholder’s control, which conditions including the following:

●	the accuracy in all material respects of the representations and warranties of the Company included in the Purchase Agreement;
●	the Company having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement to be performed, satisfied or complied with by the Company;
●	the registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include shares of common stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement) having been declared effective under the Securities Act by the SEC, and the Selling Stockholder being able to utilize this prospectus (and the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement) to resell all of the shares of common stock included in this prospectus (and included in any such additional prospectuses);
●	the SEC shall not have issued any stop order suspending the effectiveness of the registration statement that includes this prospectus (or any one or more additional registration statements filed with the SEC that include shares of common stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement) or prohibiting or suspending the use of this prospectus (or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement), and the absence of any suspension of qualification or exemption from qualification of the common stock for offering or sale in any jurisdiction;
●	FINRA shall not have provided an objection to, and shall have confirmed in writing that it has determined not to raise any objections with respect to the fairness and reasonableness of, the terms and arrangements of the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement;
●	there shall not have occurred any event and there shall not exist any condition or state of facts, which makes any statement of a material fact made in the registration statement that includes this prospectus (or in any one or more additional registration statements filed with the SEC that include shares of common stock that may be issued and sold by the Company to the

Selling Stockholder under the Purchase Agreement) untrue or which requires the making of any additions to or changes to the statements contained therein in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of this prospectus or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement, in the light of the circumstances under which they were made) not misleading;
●	this prospectus, in final form, shall have been filed with the SEC under the Securities Act prior to Commencement, and all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC;
●	trading in the common stock shall not have been suspended by the SEC or Nasdaq, the Company shall not have received any final and non-appealable notice that the listing or quotation of the common stock on Nasdaq, shall be terminated on a date certain (unless, prior to such date, the common stock are listed or quoted on any other Eligible Market, as such term is defined in the Purchase Agreement), and there shall be no suspension of, or restriction on, accepting additional deposits of the common stock, electronic trading or book-entry services by The Depository Trust Company with respect to the common stock;
●	the Company shall have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement;
●	the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits the consummation of or that would materially modify or delay any of the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement;
●	the absence of any action, suit or proceeding before any arbitrator or any court or governmental authority seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking material damages in connection with such transactions;
●	all of the shares of common stock that may be issued pursuant to the Purchase Agreement shall have been approved for listing or quotation on Nasdaq (or if the common stock is not then listed on Nasdaq, then on any Eligible Market), subject only to notice of issuance;
●	no condition, occurrence, state of facts or event constituting a Material Adverse Effect (as such term is defined in the Purchase Agreement) shall have occurred and be continuing;
●	the absence of any bankruptcy proceeding against the Company commenced by a third party, and the Company shall not have commenced a voluntary bankruptcy proceeding, consented to the entry of an order for relief against it in an involuntary bankruptcy case, consented to the appointment of a custodian of the Company or for all or substantially all of its property in any bankruptcy proceeding, or made a general assignment for the benefit of its creditors; and
●	the receipt by the Selling Stockholder of the legal opinions and negative assurances, bring-down legal opinions and negative assurances, and audit comfort letters, in each case as required under the Purchase Agreement.

Our Termination Rights

Unless earlier terminated as provided in the Purchase Agreement, the Purchase Agreement will terminate automatically on the earliest to occur of:

●	the first day of the month next following the 24-month anniversary of the Commencement Date;
●	the date on which the Selling Stockholder shall have purchased 3,000,000 shares of common stock under the Purchase Agreement;
●	the date on which the common stock shall have failed to be listed or quoted on Nasdaq or any other eligible market;

●	the 30th Trading Day after the date on which a voluntary or involuntary bankruptcy proceeding involving our Company has been commenced that is not discharged or dismissed prior to such Trading Day; and
●	the date on which a bankruptcy custodian is appointed for all or substantially all of our property, or we make a general assignment for the benefit of our creditors.

We have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon 10 Trading Days’ notice. We and the Selling Stockholder may also terminate the Purchase Agreement at any time by mutual written consent.

The Selling Stockholder also has the right to terminate the Purchase Agreement upon 10 Trading Days’ prior written notice to us, but only upon the occurrence of certain events, including:

●	the occurrence and continuation of a Material Adverse Effect (as defined in the Purchase Agreement);
●	the occurrence of a Fundamental Transaction (as defined in the Purchase Agreement) involving our Company;
●	if any registration statement is not filed by the applicable Filing Deadline (as defined in the Registration Rights Agreement) or declared effective by the SEC by the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or the Company is otherwise in breach or default in any material respect under any of the other provisions of the Registration Rights Agreement, and, if such failure, breach or default is capable of being cured, such failure, breach or default is not cured within 10 Trading Days after notice of such failure, breach or default is delivered to us;
●	if we are in breach or default in any material respect of any of our covenants and agreements in the Purchase Agreement or in the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 Trading Days after notice of such breach or default is delivered to us;
●	the effectiveness of the registration statement that includes this prospectus or any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement lapses for any reason (including the issuance of a stop order by the SEC), or this prospectus or the prospectus included in any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement otherwise becomes unavailable to the Selling Stockholder for the resale of all of the shares of common stock included therein, and such lapse or unavailability continues for a period of 45 consecutive Trading Days or for more than an aggregate of 90 Trading Days in any 365-day period, other than due to acts of the Selling Stockholder; or
●	trading in the common stock on Nasdaq (or if the common stock is then listed on an eligible market, trading in the common stock on such eligible market) has been suspended for a period of five consecutive Trading Days.

No termination of the Purchase Agreement by us or by the Selling Stockholder will become effective prior to the fifth Trading Day immediately following the date on which any pending Purchase and any pending Intraday Purchase has been fully settled in accordance with the terms and conditions of the Purchase Agreement, and no termination will affect any of the respective rights and obligations of the Company or the Selling Stockholder under the Purchase Agreement with respect to any pending Purchase, any pending Intraday Purchase and any fees and disbursements of the Selling Stockholder’s legal counsel in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement. Both we and the Selling Stockholder have agreed to complete our respective obligations with respect to any such pending Purchase and any pending Intraday Purchase under the Purchase Agreement. Furthermore, no termination of the Purchase Agreement will affect the Registration Rights Agreement, which will survive any termination of the Purchase Agreement.

No Short-Selling or Hedging by the Selling Stockholder

The Selling Stockholder has agreed not to engage in or effect, directly or indirectly, for its own principal account or for the principal account of its sole member, any of its or its sole member’s respective officers, or any entity managed or controlled by it or its sole member, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the common stock or (ii) hedging transaction, which establishes a net short position with respect to the common stock, during the term of the Purchase Agreement.

Effect of Sales of our Common Stock under the Purchase Agreement on Our Stockholders

All shares of common stock that may be issued or sold by us to the Selling Stockholder under the Purchase Agreement that are being registered under the Securities Act for resale by the Selling Stockholder in this offering are expected to be freely tradable. The shares of common stock being registered for resale in this offering may be issued and sold by us to the Selling Stockholder from time to time at our discretion over a period of up to 24 months commencing on the Commencement Date. The resale by the Selling Stockholder of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. Sales of our shares of common stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of our common stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement.

If and when we do elect to sell shares of our common stock to the Selling Stockholder pursuant to the Purchase Agreement, after the Selling Stockholder has acquired such shares, the Selling Stockholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of common stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our common stock during the applicable Purchase Valuation Period for each Purchase, and during the applicable Intraday Purchase Valuation Period for each Intraday Purchase, made pursuant to the Purchase Agreement, if any, as of the date of this prospectus it is not possible for us to predict the number of shares of common stock that we will sell to the Selling Stockholder under the Purchase Agreement, the actual purchase price per share to be paid by the Selling Stockholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any.

As of August 31, 2026, we had 16,004,739 shares of common stock outstanding, which includes 264,558 shares of unvested restricted stock, of which 8,831,319 shares are held by non-affiliates of ours (based on information available to us as of August 31, 2026). The Purchase Agreement provides that we may sell up to 3,000,000 shares of common stock to the Selling Stockholder, and we are registering 3,000,000 shares of common stock under the Securities Act for resale by the Selling Stockholder under this prospectus. If all of the 3,000,000 shares of common stock offered for resale by the Selling Stockholder under this prospectus were issued and outstanding as of August 31, 2026, those shares would represent approximately 16.3% of the total number of outstanding shares of common stock and approximately 26.8% of the total number of outstanding shares of common stock held by non-affiliates of our company, in each case based on information known to us as of August 31, 2026.

If we elect to issue and sell more than the shares of common stock offered under this prospectus to the Selling Stockholder, which we have the right, but not the obligation, to do, in addition to obtaining stockholder approval to issue shares of common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with Nasdaq rules, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our common stock to the Selling Stockholder under the Purchase Agreement. Any issuance and sale by us under the Purchase Agreement of a substantial amount of shares of common stock in addition to the remaining 3,000,000 shares of common stock registered for resale by the Selling Stockholder under the registration statement that includes this prospectus could cause additional substantial dilution to our shareholders.

The number of shares of common stock ultimately offered for resale by the Selling Stockholder through this prospectus is dependent upon the number of shares of common stock, if any, we elect to sell to the Selling Stockholder under the Purchase Agreement from and after the Commencement Date. The issuance of our shares of common stock to the Selling Stockholder pursuant to the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted. Although the number of shares of our common stock that our existing shareholders own will not decrease, the shares of our common stock owned by our existing shareholders will represent a smaller percentage of our total outstanding shares of our common stock after any such issuance.

The Purchase Agreement prohibits us from issuing or selling to Selling Stockholder under the Purchase Agreement (i) shares of our Common Stock in excess of the Exchange Cap, unless we obtain stockholder approval to issue shares in excess of the Exchange Cap, and (ii) any shares of our Common Stock if those shares, when aggregated with all other shares of our Common Stock then beneficially owned by Lucid and its affiliates, would exceed the Beneficial Ownership Cap. If applicable, we would seek stockholder approval before issuing shares in excess of the Exchange Cap.

The following table sets forth the amount of gross proceeds we would receive from the Selling Stockholder from our sale of shares of common stock to the Selling Stockholder under the Purchase Agreement at varying purchase prices:

			Percentage of	Gross Proceeds from the
Assumed			Outstanding Shares	Sale of Shares to the Selling
Average		Number of Registered	After Giving Effect to	Stockholder Under the
Purchase Price		Shares to be Issued	the Issuance to the	Purchase
Per Share		if Full Purchase(1)	Selling Stockholder(2)	Agreement
$23.14		3,000,000	16.3%	$69,420,000
$28.14		3,000,000	16.3%	$84,420,000
$33.14	(3)	3,000,000	16.3%	$99,420,000
$38.14		3,000,000	16.3%	$114,420,000
$43.14		3,000,000	16.3%	$129,420,000
(1)

We are registering 3,000,000 shares under the registration statement that includes this prospectus. The number of shares to be issued as set forth in this column is without regard for the Beneficial Ownership Limitation.

(2)

The denominator is based on 16,004,739 shares of common stock outstanding as of August 31, 2026, which includes 264,558 shares of unvested restricted stock, adjusted to include the issuance of the number of shares set forth in the adjacent column that we would have sold to the Selling Stockholder, assuming the average purchase price in the first column. The numerator is based on the number of shares issuable under the Purchase Agreement (that are the subject of this offering) at the corresponding assumed average purchase price set forth in the first column.

(3)	The last reported sale price per share of our common stock on August 31, 2026.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the Selling Stockholder pursuant to this prospectus. However, we may receive up to approximately $181 million (including the $27.2 million previously received from sales made pursuant to the Purchase Agreement prior to the date of this prospectus) in aggregate gross proceeds from the Selling Stockholder under the Purchase Agreement in connection with sales of shares of our common stock to the Selling Stockholder pursuant to the Purchase Agreement, based on an assumed offering price of $60.32, the last reported sale price of our common stock on June 9, 2026 (the date prior to the entry into the Lucid Liquidity Line). However, the actual proceeds from sales, if any, under the Purchase Agreement, may be less than this amount depending on the number of shares of our common stock sold to the Selling Stockholder and the price at which such shares are sold.

We intend to use the proceeds from the sale of common stock under the Purchase Agreement, if any, primarily for funding of ongoing operations, including expansion of capabilities and our product offerings, hiring employees, integration with the hardware of drone manufacturers, acquiring best-in-class technologies and world-class teams to expand our product portfolio and increase the impact created by our products on the battlefield, and for working capital and other general corporate purposes, unless otherwise indicated in the applicable prospectus supplement. We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in products, technologies or businesses, although we have no current agreements, commitments or understandings to do so. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of the net proceeds of any offering.

We will generally bear all costs, expenses and fees in connection with the registration of the common stock offered by the Selling Stockholder pursuant to this prospectus, but the Selling Stockholder will bear all incremental selling expenses, including commissions, brokerage fees and other similar selling expenses.

We have engaged Seaport, a registered broker-dealer and FINRA member, to act as a qualified independent underwriter in this offering and, in such capacity, participate in the preparation of the registration statement that includes this prospectus and exercise the usual standards of “due diligence” with respect thereto. We have agreed to pay directly to Seaport a cash fee of $50,000 as consideration for its services and to reimburse Seaport up to $5,000 for its expenses incurred in connection with acting as the qualified independent underwriter in this offering on or prior to the Commencement Date. Seaport will receive no other compensation for acting as the qualified independent underwriter in this offering. See the section titled “Plan of Distribution (Conflict of Interest)” in this prospectus for more information.

SELLING STOCKHOLDER

This prospectus relates to the offer and sale by Lucid of up to 3,000,000 shares of our common stock that have been or may be issued by us to Lucid under the Purchase Agreement. To date, we have issued and sold 654,734 shares of common stock pursuant to the Purchase Agreement for aggregate gross proceeds of approximately $27.2 million. For additional information regarding the shares of our common stock included in this prospectus, see the section titled “Lucid Liquidity Line” above. We are registering the shares of our common stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement we entered into with Lucid on June 10, 2026, in order to permit the selling stockholder to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and as set forth in the section titled “Plan of Distribution (Conflict of Interest)” in this prospectus, Lucid has not had any material relationship with us within the past three years. As used in this prospectus, the term “Selling Stockholder” means Lucid.

The table below presents information regarding the Selling Stockholder and the shares of our common stock that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder and reflects holdings as of August 31, 2026. The number of shares in the column “Maximum Number of Shares of common stock to be Offered Pursuant to this Prospectus” represents all of the shares of our common stock being offered for resale by the Selling Stockholder under this prospectus. The selling stockholder may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them and, except as set forth in the section titled “Plan of Distribution (Conflict of Interest)” in this prospectus, we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act and includes shares of our common stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of our common stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 16,004,739 shares of our common stock outstanding on August 31, 2026, which includes 264,558 shares of unvested restricted stock. Because the purchase price to be paid by the Selling Stockholder for shares of our common stock, if any, that we may elect to sell to the Selling Stockholder in one or more Purchases and one or more Intraday Purchases from time to time under the Purchase Agreement will be determined on the applicable Purchase Dates therefor, the actual number of shares of our common stock that we may sell to the Selling Stockholder under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by the Selling Stockholder of all of the shares of our common stock being offered for resale pursuant to this prospectus.

Maximum
Number of
	Number of Shares of		Shares of	Number of Shares of
	Common Stock		Common Stock	Common Stock
	Beneficially Owned Prior		to be Offered	Beneficially owned After
	to Offering		Pursuant to this	Offering(3)
Name of Selling Stockholder	Number(1)	Percent(2)	Prospectus	Number(1)	Percent
Lucid / Lucid Capital Markets, LLC(4)	0	*	3,000,000	0	*
(1)	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(2)

In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that Lucid may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of Lucid’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the Purchases and the Intraday Purchases of our common stock under the Purchase Agreement are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our common stock to Lucid to the extent such shares when aggregated with all other shares of our common stock then beneficially owned by Lucid, would cause Lucid’s beneficial ownership of our common stock to exceed the 4.99% Beneficial Ownership Cap. The Purchase Agreement also prohibits us from issuing or selling shares of our common stock under the Purchase Agreement in excess of the 19.99% Exchange Cap, unless we obtain stockholder approval to do so, or unless the average price for all shares of our common stock purchased by Lucid under the Purchase Agreement equals or exceeds $60.32 per share, such that the Exchange Cap limitation would not apply under applicable Nasdaq rules. Neither the Beneficial Ownership Cap nor the Exchange Cap (to the extent applicable under Nasdaq) may be amended or waived under the Purchase Agreement. Applicable percentage ownership is based on 11,210,256 shares of our common stock outstanding as of June 1, 2026, which includes 352,743 shares of unvested restricted stock.

(3)	Assumes the sale of all shares of our common stock being offered for resale pursuant to this prospectus.
(4)

The business address of Lucid is 570 Lexington Avenue, 40th Floor, New York, NY 10022. Lucid is a registered broker-dealer and FINRA member. Lucid will act as an executing broker that will effectuate resales of our common stock that have been and may be acquired by Lucid from us pursuant to the Purchase Agreement to the public in this offering. See “Plan of Distribution (Conflict of Interest)” for more information.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur. Investors should not purchase our common stock with the expectation of receiving cash dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited financial statements and the notes contained elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus, which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a provider of autonomous drone swarm software and AI solutions, specializing in vendor-agnostic technologies that address critical operational challenges faced by modern military forces. Our primary customer base consists of drone manufacturers who license our software for integration with their hardware platforms. While not our direct customers, the ultimate end-users of our Swarmer-enabled systems are military forces and defense organizations.

With a focus on affordability, rapid development, and proven combat performance, we deliver software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. Our primary mission areas include autonomous swarm coordination, multi-domain unmanned systems integration, AI-powered collaborative autonomy, and command and control software for distributed robotic operations.

Our combat-tested approach, proven deployment record since 2024, and demonstrated execution of over 100,000 combat missions flown by drones that were equipped with the Swarmer Operating System (“Swarmer OS”), operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, have enabled us to deliver operational value to drone manufacturers, defense system integrators, and the military end-users they serve.

For the three and six months ended June 30, 2026 and 2025, our net loss was $7.3 million and $11.8 million and $1.6 million and $2.3 million, respectively. As of June 30, 2026 and December 31, 2025, we had an accumulated deficit of $22.4 million and $10.6 million, respectively. Historically substantially all of our net losses have resulted from costs incurred in connection with our research and development related to engineering of our core software technology products, and more recently, from selling, general and administrative costs associated with our operations due to a rise in stock-based compensation, consulting and professional services as we prepared to operate as a public company, increased travel, office supplies, and rent as we ramped up our operations and opened new corporate offices in the U.S. and EU.

Recent Developments

Sale of Series A-1 Preferred Stock

During January 2026, the Company sold 558,116 shares of Series A-1 convertible preferred stock at a price of $6.2711 per share for gross proceeds of approximately $3.5 million.

Forward Stock Split

On February 18, 2026, our board of directors approved an amendment to our amended and restated certificate of incorporation providing a 1.8813-for-1 forward stock split of our issued and outstanding common stock. The forward stock split became effective on February 18, 2026.

Initial Public Offering

On March 18, 2026, we completed our IPO, in which we issued and sold 3,450,000 shares of our common stock, which includes the full exercise by the underwriters of their option to purchase 450,000 additional shares of our common stock, at a public offering price of $5.00 per share, which resulted in gross proceeds of $17.3 million, before deducting underwriting discounts and commissions and offering expenses. Our common stock began trading on the Nasdaq Capital Market on March 17, 2026.

Equity Line of Credit

On June 10, 2026, we entered into the Purchase Agreement with Lucid establishing the Lucid Liquidity Line, providing us with the ability, at our discretion, to sell up to 3,000,000 shares of our common stock over a 24-month period, subject to the terms and limitations of the agreement. We control the timing and amount of any sales and are under no obligation to sell any shares. Shares sold are priced at 98% of the volume-weighted average price of the common stock determined as provided in the Purchase Agreement (a 2% discount). Sales are subject to a 4.99% beneficial ownership limitation and, absent stockholder approval, to an aggregate limit of 2,240,930 shares, representing approximately 19.99% of the shares of common stock outstanding at the time of the execution of the Purchase Agreement. No commitment fee was paid and no commitment shares were issued. We agreed to reimburse certain of Lucid’s legal fees up to approximately $0.1 million.

The facility became available on June 15, 2026 following the effectiveness of the related resale registration statement. During the period from commencement through June 30, 2026, we sold 313,996 shares of common stock under the Lucid Liquidity Line for aggregate gross proceeds of approximately $13.5 million.

From its commencement on June 15, 2026 through the date hereof, we sold a total of 654,734 shares of common stock under the Lucid Liquidity Line for aggregate gross proceeds of approximately $27.2 million.

Swarmer Awarded $2.9 Million Contract to Outfit SkyKnight Drones with Swarming Software

On May 11, 2026, our wholly owned subsidiary, Swarmer Estonia OÜ (“Estonia”), a private limited company organized under the laws of Estonia, entered into a Master Supplier Agreement (the “MB MSA”) with Meta Bureau LLC (“MB”) for the use of our proprietary software in MB’s quadcopter bombers and other unmanned aerial vehicles pursuant to three licenses. The MB MSA includes initial lump-sum license fees in an aggregate amount of approximately $2.9 million, ongoing support services, and has an initial term of one year, which term shall automatically renew for successive one-year periods subject to termination upon 30 days written notice. The MB MSA also provides for additional software upgrades upon MB’s election with additional fees of up to approximately $10.4 million upon any such election in full.

On June 25, 2026, Estonia entered into an Amended and Restated Master Supplier Agreement (the “A&R MB MSA”) with MB, pursuant to which the initial lump-sum license fees payable by MB were reduced to approximately $2.5 million and the option for additional software upgrades under the MB MSA were eliminated. The A&R MB MSA retains the initial one-year term, which shall automatically renew for successive one-year periods subject to termination upon 30-days written notice.

On June 25, 2026, in connection with the entry into the A&R MB MSA, Estonia entered into a Master Supplier Agreement (“Progress MSA”) with Progress TRW S.R.O. (“Progress”) for the use of our proprietary software in MB’s quadcopter bombers and other unmanned aerial vehicles. The Progress MSA includes initial lump-sum license fees in an aggregate amount of approximately $1.4 million, for an aggregate of approximately $3.9 million in initial lump-sum license fees payable to us pursuant to the A&R MB MSA and Progress MSA. Additionally, the Progress MSA provides for additional software upgrades upon Progress’ election, with additional fees of up to approximately $10.4 million upon any such election in full, which upgrades were previously reflected in the MB MSA prior to its amendment. The Progress MSA has an initial term of one year, which term shall automatically renew for successive one-year periods subject to termination upon 30-days written notice. See Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further discussion.

Pending Acquisition of Ratel Robotics

On September 9, 2026, the Company entered into the PIPA pursuant to which, subject to the terms and conditions therein, the Company will purchase from the Direct Sellers all of the participatory interests Ratel Robotics, which together comprise 100% of its charter capital. The Acquisition is expected to close in the fourth quarter of 2026, subject to the satisfaction of the closing conditions set forth in the PIPA. According to the PIPA, in connection with the consummation of the Acquisition, the Company will pay consideration to the Sellers of (i) an estimated $7.2 million in cash at the Closing, subject to certain adjustments as provided in the PIPA, (ii) 1,064,942 shares of the Company’s common stock, to be issued to the Direct Sellers at the Closing, (iii) up to $7.2 million payable following the Closing if certain revenue and operating income targets are achieved for the fiscal year ending December 31, 2026 and (iv) up to 4,422,125 shares of common stock issuable to the Direct Sellers following the Closing, if certain revenue and operating income targets are achieved for each of the fiscal years ending December 31, 2026, 2027 and 2028. The PIPA also includes a catch-up mechanism that permits the Direct Sellers, subject to specified limitations and procedures, to reallocate revenue and/or operating income among applicable earnout periods for purposes of determining whether, and to what extent, Earnout Consideration is payable. All shares of common stock issued as Stock Consideration shall be subject to a customary six-month lock-up period starting on the applicable date of issuance.

In addition, the PIPA provides that, in connection with the Closing, the Company will effect an aggregate of $800,000 in cash incentive payments and grant 118,326 restricted stock units to certain employees of Ratel Robotics, and, subject to the 2026 earnout becoming payable and any applicable ratable reduction based on the finally determined 2026 earnout payout, the Company will effect up to an additional $800,000 in cash incentive payments and grant up to 118,326 restricted stock units to such employees. The restricted stock units will be granted under the Company’s 2026 Equity Incentive Plan and will be subject to the terms and conditions set forth in the PIPA and the applicable award agreements.

Pursuant to Nasdaq Listing Rule 5635(a), the issuance of the Stock Consideration (the “Stock Consideration Issuance”) is subject to the approval of the Company’s stockholders. As promptly as reasonably practicable following the Signing Date, the Company has agreed to file a proxy statement and to call and hold a meeting of its stockholders for purposes of seeking such approval.

For more information about Ratel Robotics, please see the section entitled “Ratel Robotics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Factors Affecting Our Performance

Acquiring New Customers

We believe there is substantial opportunity to continue to grow our customer base. We intend to drive new customer acquisitions by continuing to invest significantly in sales and marketing to engage our prospective customers, increase brand awareness and drive adoption of our software platforms and AI systems. We also plan to continue to invest in building brand awareness within the defense communities. As of June 30, 2026 and 2025, we had approximately six and seven customers, respectively. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our software platforms, AI systems, offerings of our competitors, and the effectiveness of our marketing efforts.

Expanding our product portfolio and team through strategic acquisitions

We believe there is a significant opportunity to acquire best-in-class technologies and world-class teams in related and adjacent defense technology markets. As a hardware-agnostic software company, we have good visibility into the ecosystem and real-world data that helps us understand which technologies work well and which teams deliver good value to the battlefield. We plan to explore the market and look for opportunities to expand our presence and market position through strategic acquisitions, and we believe that they will contribute to our long-term growth.

Expanding Within Our Existing Customer Base

Our base of customers represents a significant opportunity for further sales expansion. We believe that our business model allows us to efficiently increase revenue from our existing customer base as they ramp up production to meet expanding military demand. We intend to continue to invest in enhancing awareness of our brand and developing more products, features and functionality, which we believe are important factors to achieve widespread adoption of our platform. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solution, competition, pricing and overall changes in our customers’ spending levels.

Sustaining Innovation and Technology Leadership

Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. We employ a business-to-business-to-government (“B2B2G”) model that enables manufacturers to enhance products with advanced autonomous capabilities without developing proprietary swarm technology, significantly reducing research & development (“R&D”) costs and time-to-market. Our efficient B2B2G model enables us to prioritize significant investment in innovation. We intend to continue to invest in building additional products, features and functionality that expand our capabilities and facilitate the extension of our software platforms and AI systems to new use cases. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to drive product and market expansion. Our future success is dependent on our ability to successfully develop, market and sell existing and new products to both new and existing customers.

Expanding Internationally

We believe there is a significant opportunity to expand usage of our software platforms and AI systems. For the three months ended June 30, 2026, substantially all of our revenue was derived from customers in Europe. We have made and plan to continue to make significant investments to expand geographically, particularly in the EU and U.S. Although these investments may adversely affect our operating results in the near term, we believe that they will contribute to our long-term growth.

Components of Results of Operations

Revenue

We earn revenue through software license sales. License sales include multiple performance obligations, including the license, video streaming and cloud storage services and updates and technical support. The license is a non-exclusive, non-transferable, non-sublicensable license to use our software. Support and maintenance include access to our support center, software upgrades and updates, and error investigation. We recognize revenues from software licenses at a point in time and generally when the software is activated within the corresponding hardware it was installed. Revenues from maintenance and support, including data storage-related services, are recognized ratably over the contractual term which is generally one year.

Cost of Revenue

Our cost of revenue consists primarily of third-party hosting fees and certain allocated consulting and professional service costs related to engineering and sales support.

Operating Expenses

R&D Expenses

Our R&D expense consists primarily of consulting and outside professional services costs related to engineering and product development, stock-based compensation, and other supporting overhead expenses associated with the development of our software offerings.

Development costs of computer software to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility were not significant, and software development costs were expensed as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of consulting fees for our management team, facilities related costs, legal fees related to intellectual property and corporate matters, other professional fees for accounting and consulting services, insurance, and other administrative expenses.

We expect that our selling, general and administrative expense will increase for the foreseeable future as we continue to support our expanding headcount and operation to support the growth of our business.

Other Income (Expense)

Change in fair value of SAFE Liability

Change in fair value of SAFE liability consists of gains and losses associated with the change in fair value of our SAFE liabilities and primarily attributable to the timing and probability in which we anticipated completing a qualified financing to which the SAFE liabilities would be settled and no longer subject to remeasurement each reporting period.

Change in the Fair Value of ELOC Derivative

Change in fair value of ELOC derivative consists of gains and losses associated with the change in fair value of the ELOC derivative each reporting period.

Other income

Other income is primarily related to foreign exchange gains and losses associated with our international operations, consulting services provided outside the normal course of business, government grant proceeds and interest earned on our cash and cash equivalents held with financial institutions.

Consolidated Results of Operations

Comparison of the three and six months ended June 30, 2026 and 2025

The following table sets forth key components of the unaudited condensed consolidated statements of operations data during the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	$ Change	2026	2025	$ Change
Revenue	$216,413	$138,206	$78,207	$236,738	$248,910	$(12,172)
Cost of revenue	32,816	56,176	(23,360)	72,740	101,718	(28,978)
Gross margin	183,597	82,030	101,567	163,998	147,192	16,806
Operating expenses:
Selling, general and administrative	5,657,638	277,591	5,380,047	8,662,517	532,872	8,129,645
Research and development	1,805,532	577,256	1,228,276	3,291,614	1,099,454	2,192,160
Total operating expenses	7,463,170	854,847	6,608,323	11,954,131	1,632,326	10,321,805
Loss from operations	(7,279,573)	(772,817)	(6,506,756)	(11,790,133)	(1,485,134)	(10,304,999)
Other income (expense):
Change in fair value of SAFE liability	—	(869,000)	869,000	—	(869,000)	869,000
Change in fair value of ELOC derivative	(251,455)	—	(251,455)	(251,455)	—	(251,455)
Other income	205,990	14,635	191,355	257,715	32,975	224,740
Loss before income taxes	(7,325,038)	(1,627,182)	(5,697,856)	(11,783,873)	(2,321,159)	(9,462,714)
Income tax expense	—	—	—	—	—	—
Net loss	$(7,325,038)	$(1,627,182)	$(5,697,856)	$(11,783,873)	$(2,321,159)	$(9,462,714)

Revenue

Revenue was $0.2 million for each of the three and six months ended June 30, 2026, as compared to $0.1 million and $0.2 million for the three and six months ended June 30, 2025, respectively. Of the $1.5 million invoiced under the SkyKnight master supplier agreements, $0.2 million was recognized as revenue and $0.1 million was recorded as deferred revenue, with the remainder presented as advances received under combined arrangement, reflecting the reduction of the transaction price for consideration payable to the counterparty group. See Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further discussion.

Cost of revenue

Cost of revenue remained relatively consistent, primarily due to fixed hosting and engineering support costs associated with maintaining our software infrastructure and the timing and volume of license deliveries.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $0.3 million and $0.5 million during the three and six months ended June 30, 2025, respectively, to $5.7 million and $8.7 million during the three and six months ended June 30, 2026, respectively.

The $5.4 million increase for the three months ended June 30, 2026, as compared to the prior year period, was primarily attributable to a $1.8 million increase in salaries, wages and benefits associated with increased headcount, a $1.2 million increase in stock-based compensation, and a $1.0 million rise in consulting and professional services, largely in connection with our public financing initiatives. In addition, our transition to a public company resulted in incremental expenses of $0.2 million for software subscriptions and license fees, $0.2 million for public relations, media, and conferences, $0.1 million for insurance, $0.1 million for board-related costs, $0.1 million for depreciation, and $0.3 million for other general operating expenses. We also increased travel, office supplies, and rent by approximately $0.4 million as we ramped up our operations and opened new corporate offices in the U.S. and EU.

The $8.1 million increase for the six months ended June 30, 2026, as compared to the prior year period, was primarily attributable to a $2.6 million increase in salaries, wages and benefits associated with increased headcount, a $1.4 million increase in stock-based compensation, and a $2.0 million rise in consulting and professional services, largely in connection with our public financing initiatives. In addition, our transition to a public company resulted in incremental expenses of $0.3 million for software subscriptions and license fees, $0.2 million for public relations, media, and conferences, $0.2 million for insurance, $0.1 million for board-related costs, $0.1 million for depreciation, and $0.3 million for other general operating expenses. We also increased travel, office supplies, and rent by approximately $0.9 million as we ramped up our operations and opened new corporate offices in the U.S. and EU.

R&D Expenses

R&D expenses increased from $0.6 million and $1.1 million for the three and six months ended June 30, 2025, respectively, to $1.8 million and $3.3 million for the three and six months ended June 30, 2026, respectively. The $1.2 million increase for the three months ended June 30, 2026, as compared to the prior year period, was driven primarily by a $0.7 million increase in salary, wages and benefits associated with increased headcount, and a $0.5 million increase in R&D hardware, testing and software related to engineering and product development initiatives. The $2.2 million increase for the six months ended June 30, 2026, as compared to the prior year period, was driven primarily by a $1.5 million increase in salary, wages and benefits associated with increased headcount, and a $0.8 million increase in R&D hardware, testing and software costs related to engineering and product development initiatives, partially offset by a $0.1 million decrease in outsourced engineering consulting fees.

Change in Fair Value SAFE Liability

During the three and six months ended June 30, 2025, we recorded a noncash charge of $0.9 million associated with the change in fair value of our SAFE liabilities and primarily attributable to the timing and probability in which we anticipated completing a qualified financing to which the SAFE liabilities would be settled and no longer subject to remeasurement each reporting period.

Change in Fair Value of ELOC Derivative

During the three and six months ended June 30, 2026, we recorded a noncash charge of $0.3 million for the change in fair value of the ELOC derivative.

Other Income

Other income during the three and six months ended June 30, 2026 reflects $0.2 million and $0.3 million, respectively, of foreign exchange gains associated with our European subsidiaries, as the U.S. dollar was comparably weaker to the euro during these reporting periods.

Comparison of the years ended December 31, 2025 and 2024

The following table sets forth key components of the consolidated statements of operations data during the years ended December 31, 2025 and 2024:

	Years Ended December 31,
	2025	2024	$ Change
Revenue	$309,920	$329,410	$(19,490)
Cost of revenue	182,163	187,848	(5,685)
Gross margin	127,757	141,562	(13,805)
Operating expenses:
Selling, general and administrative	2,665,004	368,795	2,296,209
Research and development	2,578,860	1,011,498	1,567,362
Total operating expenses	5,243,864	1,380,293	3,863,571
Loss from operations	(5,116,107)	(1,238,731)	(3,877,376)
Other income (expense):
Change in fair value of SAFE liability	(3,493,431)	(829,700)	(2,663,731)
Other income	80,275	524	79,751
Loss before income taxes	(8,529,263)	(2,067,907)	(6,461,356)
Income tax expense	—	(1,735)	1,735
Net loss	$(8,529,263)	$(2,069,642)	$(6,459,621)

Revenue

Revenue was $0.3 million during the year ended December 31, 2025, which was relatively flat compared with the year ended December 31, 2024, as substantially all of our revenue was derived from one customer.

Cost of revenue

Cost of revenue was also flat at $0.2 million, reflecting the de minimis change in revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $0.4 million during the year ended December 31, 2024 to $2.7 million during the year ended December 31, 2025. The increase was primarily attributable to a $1.7 million rise in consulting and professional services as we prepared to operate as a public company. In addition, travel, office supplies, and rent increased by approximately $0.5 million as we ramped up our operations and opened new corporate offices in the U.S. and Eastern Europe.

Research and Development Expenses

R&D expenses increased by $1.6 million, from $1.0 million for the year ended December 31, 2024 to $2.6 million for the year ended December 31, 2025. The increase was driven primarily by a $1.4 million rise in consulting and professional fees supporting engineering and product development initiatives as we enhance our current offerings for existing and prospective customers.

Other Income

Change in fair value SAFEs

During the year ended December 31, 2024, we recognized an expense of $0.8 million associated with the change in fair value of our SAFEs and primarily attributable to the timing and probability in which we anticipated completing a qualified financing to which the SAFEs would be settled and no longer subject to remeasurement each reporting period.

For the year ended December 31, 2025, we recorded a final fair value adjustment of $3.5 million immediately prior to the conversion of the SAFEs into convertible preferred stock in connection with the sale of our Series A Preferred Stock.

Liquidity and Capital Resources

Source of Liquidity

Since our inception in 2023, we have devoted substantially all of our efforts and financial resources to building our organization, including raising capital, research and development, business planning, and providing selling, general and administrative support for these operations. To date, we have funded our operations primarily through the issuance of SAFEs, the sale of Series A-1 preferred stock, the issuance of common stock in our IPO and the sale of our common stock through our ELOC with Lucid.

From inception through June 30, 2026, we raised aggregate net proceeds of approximately $3.2 million from the issuance and sale of SAFEs. The SAFE instruments were previously accounted for as liabilities and remeasured at fair value each reporting period until their conversion into Series A preferred stock in connection with the Company’s preferred stock financing completed during 2025. In multiple closings held from September 2025 through January 2026, we issued and sold an aggregate of 2,491,721 shares of Series A-1 convertible preferred stock for aggregate gross proceeds of approximately $15.6 million. In connection with these financings, we issued warrants to purchase 2,999,950 shares of common stock at an exercise price of $3.3334 per share. The warrants are immediately exercisable and expire on March 22, 2027.

On March 18, 2026, we completed our IPO, in which we issued and sold 3,450,000 shares of common stock, including the full exercise by the underwriters of their option to purchase an additional 450,000 shares of common stock, at a public offering price of $5.00 per share, resulting in gross proceeds of approximately $17.3 million before deducting underwriting discounts, commissions and offering expenses.

On June 10, 2026, we entered into an ELOC with Lucid providing us with the ability, at our discretion, to sell up to 3,000,000 shares of our common stock over a 24-month period, subject to the terms and limitations of the agreement. The facility became available on June 15, 2026 following the effectiveness of the related resale registration statement. During the period from commencement through June 30, 2026, we sold 313,996 shares of common stock under the ELOC for aggregate gross proceeds of approximately $13.5 million.

From its commencement on June 15, 2026 through August 10, 2026, we sold a total of 642,484 shares of common stock under the ELOC facility for aggregate gross proceeds of approximately $26.8 million.

Future Funding Requirements

Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our product and, to a lesser extent, general and administrative expenditures. We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we expand our corporate infrastructure, including the costs associated with being a public company, further our research and development initiatives for our product, and incur costs associated with sales and marketing. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we may require additional funding in connection with our continuing operations.

We believe that our current capital resources, which consist of cash and cash equivalents, will be sufficient to fund operations for at least the next twelve months from the date the June 30, 2026 unaudited condensed consolidated interim financial statements included in this prospectus were issued based on our current operating plan. As we continue to pursue our business plan, we may seek to finance our operations through additional equity offerings, debt financings, or other capital sources. However, there can be no assurance that any additional financing or strategic arrangements will be available to us on acceptable terms, if at all.

Cash Flows

The following table sets forth our cash flow activity for the six months ended June, 2026 and 2025 and for the years ended December 31, 2025 and 2024:

	Six Months Ended June 30,		Years Ended December 31,
	2026	2025	2025	2024
Cash used in operating activities	$(11,137,430)	$(1,431,500)	$(4,622,351)	$(1,046,126)
Cash used in investing activities	(445,665)	—	(246,993)	(8,956)
Cash provided by financing activities	27,387,239	—	12,078,091	3,011,513
Effect of exchange rate changes on cash	201,550	14,261	(6,267)	(167)
Net increase in cash and cash equivalents	$16,005,694	$(1,417,239)	$7,202,480	$1,956,264

Operating Activities

Net cash used in operating activities was $11.1 million for the six months ended June 30, 2026, and reflected our net loss of $11.8 million; partially offset by the change in advances received under the combined arrangement described in Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus and changes in net working capital.

During the six months ended June 30, 2025, cash used in operating activities was $1.4 million, and reflected our net loss of $2.3 million, which included the $0.9 million non-cash change in fair value of the SAFE liability. Net cash used in operating activities was $4.6 million for the year ended December 31, 2025. Operating cash flows reflected our net loss of $8.5 million, partially offset by a $0.2 million net change in operating assets and liabilities and $3.7 million of noncash items, primarily a $3.5 million change in the fair value of our SAFEs due to an increase in the Company’s enterprise value and $0.2 million of share-based compensation expense.

During the year ended December 31, 2024, cash used in operating activities was $1.0 million. Cash used in operating activities reflected our net loss of $2.1 million, offset by a $0.2 million net change in our operating assets and liabilities and noncash charges of $0.8 million, which primarily related to a change in fair value of our SAFEs due to an increase in the enterprise value of the Company.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026, was approximately $0.4 million and related to the $0.3 million purchase of property and equipment and the $0.1 million purchase of intangibles.

Net cash used in investing activities for the year ended December 31, 2025, was approximately $0.2 million and related to the purchase of property and equipment.

During the year ended December 31, 2024, cash used in investing activities was de minimis and related to the purchase of property and equipment.

Financing Activities

During the six months ended June 30, 2026, cash provided by financing activities was $27.4 million and primarily related to proceeds from the IPO, proceeds from the issuance of common stock under our ELOC with Lucid, and the sale of Series A-1 convertible preferred stock.

During the year ended December 31, 2025, cash provided by financing activities was $12.1 million and related to cash received from the sale of Series A convertible preferred stock and common stock warrants.

During the year ended December 31, 2024, cash provided by financing activities was $3.0 million and related to cash received from the sale and issuance of SAFEs.

Contractual Obligations

Following the consummation of the IPO, our contractual obligations consist primarily of operating lease commitments, a D&O premium financing arrangement and our commitment to procure, deploy, and integrate our proprietary software onto unmanned aerial vehicles for use by designated military units of the Armed Forces of Ukraine. See Note 8, “Accrued Expenses and Other Current Liabilities”, Note 9, “Advances Received Under Combined Arrangement”, and Note 10, “Commitments and Contingencies”, to our unaudited condensed consolidated financial statements included elsewhere in this registration statement/prospectus for further details.

Critical Accounting Policies and Significant Judgements and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported expenses during the reporting periods. These estimates are based on historical experience and other factors that management believes are reasonable under the circumstances. Actual results may differ from these estimates, and such differences may be material.

Except as described below, there have been no material changes to the methodologies applied by management in determining critical accounting estimates during the six months ended June 30, 2026, as compared to those described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Business combinations and contingent consideration

In connection with the pending Acquisition, we will account for the transaction as a business combination under ASC 805, which requires us to estimate the fair value of the consideration transferred, including the contingent cash and share consideration payable if Ratel Robotics achieves the revenue and operating income targets in the PIPA, and the fair values of the identifiable assets acquired and liabilities assumed, including intangible assets, with the excess recorded as goodwill. These estimates require significant judgment regarding Ratel Robotics’ projected revenue and operating income, the probability of achieving the earnout targets, discount rates and the expected volatility of our common stock. The purchase price allocation reflected in the unaudited pro forma condensed combined financial information included elsewhere in this prospectus is preliminary and will be finalized after the closing; the final allocation, including the amounts assigned to goodwill and amortizable intangible assets, could differ materially from the preliminary allocation. The earnout will be classified as a liability because the cash component is settled in cash and the number of shares deliverable under the share component varies with Ratel Robotics’ revenue and operating income relative to the targets; it will be remeasured at fair value at each reporting date after the closing, with changes in fair value recognized in our results of operations.

Simple agreement for future equity (SAFEs)

SAFEs represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFEs in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFEs include terms that would affect the conversion of the note into shares based on the next round of financing. The SAFE instruments issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, The SAFEs were determined to be a liability and recorded at fair value.

This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations. The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation of our SAFEs is inherently uncertain because it depends on the timing, probability, and terms of future events that are outside our control and may not occur as currently anticipated. These include: the likelihood, timing, and size of the next qualified equity financing; the probability and timing of a liquidity or change-in-control event; and the residual value in a dissolution scenario. The payoff to SAFE holders varies depending on these scenarios, including conversion at a discount and/or valuation cap in an equity financing, cash settlement or conversion in a liquidity event, and priority of payment upon dissolution. Estimating the probabilities and economics of these scenarios requires judgments about our future capital needs, market conditions for private company financings, our operating performance, and enterprise value, none of which are directly observable.

We apply a probability-weighted scenario analysis to capture the range of potential outcomes. Significant inputs typically include: the estimated timing and probability of (i) a qualified equity financing, (ii) a liquidity event, and (iii) a dissolution event; the valuation cap and/or discount rate embedded in each SAFE; the expected time to resolution; the risk-free rate; our estimated enterprise value and equity value per share at the valuation date.

Future changes in the fair value of the SAFE liability will depend on, among other factors, our operating performance, market conditions for private company financings, the terms and timing of any equity financing, developments relating to potential strategic transactions, and changes in risk-free rates and volatility. Actual results may differ materially from our estimates if outcomes deviate from our assumptions.

Recent Accounting Pronouncements

See Note 3 to our unaudited consolidated financial statements included elsewhere in this registration statement/ prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of our Initial Public Offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period, and therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We will remain an “emerging growth company” until the earliest to occur of: (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC; (iii) the date on which we have, in any prior three-year period issued more than $1.0 billion in non- convertible debt securities; and (iv) the last day of the fiscal year following the fifth anniversary of the consummation of our Initial Public Offering.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Off Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

We have identified the following material weaknesses in the design of our internal controls:

●	We have not designed and implemented controls to ensure we can record, process, summarize, and report financial data.
●	We have not yet designed and implemented user access controls to ensure appropriate segregation of duties that would adequately restrict user and privileged access to the financially relevant systems and data to appropriate personnel.
●	We did not design and maintain effective controls associated with the timing of when we recognized revenue, and controls related to the timing of when we accrue and recognize expenses.
●	We also do not have a properly designed internal control system that identifies critical processes and key controls.

We are in the process of remediating such material weaknesses and there can be no assurance as to when or if we will fully remediate such material weaknesses. Our plan to remediate the material weaknesses in our internal control over financial reporting includes utilizing a portion of the working capital from our initial public offering to increase staffing within our accounting infrastructure sufficient to facilitate proper segregation of accounting functions and to enable appropriate review of our internally prepared consolidated financial statements. In addition, we plan to retain outside consultants, expert in, and specializing in technical accounting and SEC reporting for public company registrants.

Our management, including our Chief Executive Officer (U.S.) and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, due to the material weaknesses in our disclosure controls and procedures and internal control over financial reporting described above, management concluded that our disclosure controls and procedures were not effective as of June 30, 2026.

Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

RATEL ROBOTICS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this Post-Effective Amendment entitled “Prospectus Summary — Recent Developments — Pending Ratel Robotics Acquisition”, “Business — Pending Acquisition”, our audited consolidated financial statements for the years ended December 31, 2025 and 2024 and the related notes, our unaudited condensed interim financial statements for the six months ended June 30, 2026 and 2025 and the related notes, and the unaudited pro forma condensed combined financial information that is included elsewhere in this Post-Effective Amendment. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Post-Effective Amendment, particularly in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this subsection to “Ratel Robotics”, “Ratel”, “we”, “us” or “our” refer to LIMITED LIABILITY COMPANY “JK LAND VEHICLES”, a limited liability company existing under the laws of Ukraine, identification code 45018662. All references to $, USD, or dollar herein are to U.S. dollars. All references to UAH are to Ukrainian hryvnia.

Overview

Ratel Robotics is a Ukrainian developer and manufacturer of UGVs purpose-built for active combat operations, specializing in the design, production, and maintenance of military robotic systems that are designed to enhance the safety and effectiveness of military operations. Ratel manufactures the Products, which are designed to perform logistics, evacuation, engineering, demining, strike and drone launch tasks in active combat zones, reducing the need to expose soldiers to direct battlefield risk. Ratel sells the Products primarily through contracts with the Defence Procurement Agency and State Service of Special Communications and Information Protection of Ukraine. From time to time Ratel also supplies its Products to military units through donor-funded arrangements with charitable foundations or direct sales. Ratel’s team consists of highly qualified specialists with experience in developing and manufacturing robotics for military applications, utilizing the latest technologies and materials to create systems capable of operating across a wide range of battlefield conditions. In addition to the design and manufacture of its Products, Ratel provides ongoing support, maintenance, and servicing of its Products to promote operational effectiveness and safety in the field.

Recent Developments

On September 9, 2026, Ratel entered into the Purchase Agreement with Swarmer, as further described elsewhere in this Post-Effective Amendment.

Basis of Presentation

The financial information of Ratel Robotics discussed in this Management’s Discussion and Analysis is derived from financial statements that have been prepared in accordance with U.S. GAAP. Ratel Robotics is a company incorporated and operating in Ukraine, and its statutory financial statements are prepared in accordance with Ukrainian national accounting standards (Polozhennya (standarty) bukhhalterskoho obliku, or “PSBO”), as required under applicable Ukrainian law. For purposes of inclusion in this registration statement and to facilitate the preparation of Swarmer’s consolidated financial statements, Swarmer recalculated and converted Ratel’s PSBO-based financial statements into U.S. GAAP (the “Converted Financial Statements”). The financial information presented and discussed in this MD&A is based on those Converted Financial Statements.

The conversion from PSBO to U.S. GAAP required Swarmer to make certain judgments, estimates, and assumptions, and involved the application of accounting policies consistent with those applied in Swarmer’s consolidated financial statements. As a result, the financial information presented herein may differ materially from the financial information contained in Ratel’s statutory financial statements prepared under PSBO. Readers should be aware that PSBO and U.S. GAAP differ in a number of significant respects, and those differences may be material to the financial information presented.

Going Concern

Ratel has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date of issuance of its unaudited condensed interim financial statements as of and for the six months ended June 30, 2026. As of December 31, 2025, Ratel had cash and cash equivalents of $0.5 million and outstanding debt of $1.9 million due within twelve months. As of June 30, 2026, Ratel had cash and cash equivalents of $2.3 million and outstanding debt of $2.0 million due within twelve months. Based on current and projected cash flow requirements, management has determined that it does not have adequate financial resources to fund forecasted operating costs for at least one year from the issuance date of its unaudited condensed interim financial statements as of and for the six months ended June 30, 2026. Ratel expects to finance its operations through product sales, debt financings, proceeds from government grants or other capital sources; however, there can be no assurance that any such financing will be available on acceptable terms, if at all. See “Liquidity and Capital Resources” below.

Factors Affecting Results of Operations and Comparability

We expect that our results of operations will be affected by a number of factors and will primarily depend on the following:

●	Geopolitical and Military Conditions in Ukraine. Ratel’s operations are conducted entirely in Ukraine and are significantly affected by the ongoing war in the country. Demand for Ratel’s UGVs is directly influenced by the ongoing military conflict and related geopolitical conditions. While the current environment has contributed to elevated demand for Ratel’s products, the duration and future impact of the conflict remain uncertain and could materially affect Ratel’s operations, financial position and cash flows.
●	Customer Concentration. Ratel derives the substantial majority of its revenues from a small number of government customers. For the years ended December 31, 2025 and 2024, two customers and one customer, respectively, accounted for approximately 93% and 71% of net sales. For the six months ended June 30, 2026 and 2025, two customers accounted for approximately 86% and 99% of net sales, respectively. The loss or reduction of business with any significant customer could have a material adverse effect on Ratel’s operations.
●	Supply Chain and Supplier Concentration. Ratel purchases components and materials from a limited number of domestic and foreign suppliers. Disruptions in the availability of supplies — including those resulting from geopolitical conditions, transportation constraints or other supply chain factors — could adversely affect production and operations.
●	Government Contract Structure and Advance Payments. Ratel’s government customers generally pay in advance of delivery, resulting in significant deferred revenue balances. Revenue is recognized when control of the products transfers to the customer; this timing difference is the primary driver of Ratel’s contract liability balances, which were $4.7 million as of December 31, 2025 and $86.6 million as of June 30, 2026.
●	Foreign Currency Exchange Risk. Ratel’s functional currency is the Ukrainian hryvnia (“UAH”), while its financial statements are presented in USD. Fluctuations in UAH/USD exchange rates affect the reported amounts of revenues, expenses, assets and liabilities. Ratel does not currently engage in foreign currency hedging.
●	Taxation Regime. Effective July 1, 2025, Ratel became a Diia City resident and elected the special taxation regime applicable to Diia City residents, under which tax is imposed on certain qualifying transactions specified by Ukrainian tax legislation rather than on accounting profit. This change materially affects the comparability of income tax expense between periods.
●	Government Grants. During 2025, Ratel received and recognized government grant income of approximately $0.2 million under a state support program for enterprises in the defense industry. There were no comparable grants recognized in 2024.

Components of Results of Operations

Revenue

Ratel’s revenues are generated primarily from (i) product revenues, consisting of the sale of UGVs and related accessories, and (ii) service revenues, consisting of routine support and maintenance, training, installation and onsite deployment, and engineering and professional services. Substantially all revenues in the periods presented herein were derived from product sales of UGVs to government customers.

Cost of Sales

Cost of sales consists primarily of component material costs, direct labor, manufacturing overhead allocated based on normal operating capacity, and freight costs.

General and Administrative Expenses

General and administrative expenses include personnel costs, professional fees, office expenses and other costs associated with managing and administering Ratel’s business.

Selling and Distribution Expenses

Selling and distribution expenses include advertising, marketing, and customer-related costs.

Research and Development Expenses

Research and development expenses are expensed as incurred and include costs associated with the development and enhancement of Ratel’s UGV products.

Other Operating Expenses

Other operating expenses consist primarily of taxes and fees, charitable contributions, and payroll and other operating charges.

Interest Expense Net

Interest expense consists primarily of interest incurred on Ratel’s revolving and non-revolving credit facilities with a Ukrainian bank, net of interest compensation received under the Affordable Loans 5-7-9% state support program for enterprises in the defense industry.

Foreign Currency Exchange Loss

Foreign currency exchange losses arise from transactions denominated in currencies other than the UAH, as well as from translation effects.

Government Grant Income

Government grant income represents grants recognized under state programs upon satisfaction of applicable conditions and compliance requirements.

Income Tax Expense

Income tax expense consists of current Ukrainian corporate income tax. For the period from January 1 through June 30, 2025 and for fiscal year 2024, Ratel was subject to the standard Ukrainian corporate income tax rate of 18%. Effective July 1, 2025, Ratel became a Diia City resident subject to the special taxation regime.

Key Performance Indicators

Management considers key performance indicators in assessing the performance of our business and making strategic decisions. We believe that these metrics provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. The following table summarizes certain key performance indicators for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2025	2024	2026	2025
Net sales	$18,635,667	$1,507,324	$9,602,328	$4,199,667
Gross profit (loss)	$3,476,308	$(35,741)	$1,781,417	$(193,848)
Gross margin	18.7%	(2.4)%	18.6%	(4.6)%
Operating income (loss)	$1,919,123	$(304,065)	$759,412	$(858,774)
Net income (loss)	$1,965,911	$(310,333)	$640,780	$(893,000)
Government customer % of net sales	93%	71%	86%	99%
Contract liabilities (deferred revenue)	$4,690,029	$896,061	$86,632,403	—

Results of Operations

Comparison of the Results for the Years Ended December 31, 2025 and December 31, 2024

The following table sets forth Ratel’s results of operations for the years ended December 31, 2025 and 2024, together with the changes between periods.

	Year Ended December 31,		Change (2025 vs. 2024)
(in U.S. dollars)	2025	2024	$	%
Net sales	$18,635,667	$1,507,324	$17,128,343	1,136%
Cost of sales	(15,159,359)	(1,543,065)	(13,616,294)	882%
Gross profit (loss)	3,476,308	(35,741)	3,512,049	—
Operating expenses:
General and administrative expenses	(1,130,287)	(173,951)	(956,336)	550%
Selling and distribution expenses	(116,823)	(11,813)	(105,010)	889%
Research and development expenses	(32,463)	(3,057)	(29,406)	962%
Other operating expenses	(281,881)	(79,503)	(202,378)	255%
Gain on disposal of fixed assets	4,238	—	4,238	—
Other operating income	31	—	31	—
Total operating expenses	(1,557,185)	(268,324)	(1,288,861)	480%
Operating income (loss)	1,919,123	(304,065)	2,223,188	—
Interest income	20,792	3,607	17,185	476%
Interest expense	(114,409)	(6,132)	(108,277)	1,766%
Foreign currency exchange loss, net	(8,231)	(3,308)	(4,923)	149%
Government grant income	155,949	—	155,949	—
Total other income (expense), net	54,101	(5,833)	59,934	—
Income (loss) before income tax expense	1,973,224	(309,898)	2,283,122	—
Income tax expense	(7,313)	(435)	(6,878)	1,581%
Net income (loss)	$1,965,911	$(310,333)	2,276,244	—

Net Sales

Net sales for the year ended December 31, 2025 were $18,635,667, compared to $1,507,324 for the year ended December 31, 2024, representing an increase of $17,128,343, or approximately 1,136%. The increase was primarily attributable to a substantial increase in the volume of UGVs delivered under government contracts, reflecting growing demand driven by the ongoing military conflict in Ukraine. UGVs accounted for substantially all revenue in both periods ($18,612,457 in 2025, or 100% of net sales, compared to $1,507,324 in 2024). Government customers accounted for approximately 93% of net sales in 2025 compared to approximately 71% in 2024, reflecting Ratel’s increasing engagement with defense-related government procurement programs.

Contractual penalties related to delays in the delivery of products under government contracts were $180,636 in 2025, recognized as a reduction of revenue. No comparable penalties were incurred in 2024.

Cost of Sales

Cost of sales for the year ended December 31, 2025 was $15,159,359, compared to $1,543,065 for the year ended December 31, 2024, representing an increase of $13,616,294, or approximately 882%. The increase was primarily attributable to the significant increase in production volume corresponding to the increase in net sales. As a percentage of net sales, cost of sales decreased from approximately 102% in 2024 to approximately 81% in 2025, resulting in the improvement of gross margin from (2.4)% in 2024 to 18.7% in 2025. The improvement in gross margin reflects operating leverage as Ratel’s production volume increased and fixed manufacturing overhead was spread across a materially larger number of units delivered.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2025 were $1,130,287, compared to $173,951 for the year ended December 31, 2024, representing an increase of $956,336, or approximately 550%. The increase primarily reflected higher personnel costs, including increased compensation and related charges associated with growth in Ratel’s administrative functions, as well as higher professional fees and other overhead costs commensurate with Ratel’s significant growth in scale and operations during the period.

Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2025 were $116,823, compared to $11,813 for the year ended December 31, 2024, representing an increase of $105,010, or approximately 889%. The increase was primarily driven by higher advertising, market research, exhibition and customer training costs corresponding to Ratel’s expanded commercial activities.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2025 were $32,463, compared to $3,057 for the year ended December 31, 2024, representing an increase of $29,406, or approximately 962%. The increase reflects Ratel’s expanded investment in the development and enhancement of its UGV products.

Other Operating Expenses

Other operating expenses for the year ended December 31, 2025 were $281,881, compared to $79,503 for the year ended December 31, 2024, representing an increase of $202,378, or approximately 255%. Other operating expenses consisted primarily of taxes and fees of $149,089 (compared to $75,993 in 2024) and charitable contributions of $124,413 (compared to $2,750 in 2024). The increase in charitable contributions reflects Ratel’s expanded support activities in the context of the ongoing conflict in Ukraine.

Interest Expense

Interest expense for the year ended December 31, 2025 was $114,409, compared to $6,132 for the year ended December 31, 2024, representing an increase of $108,277. The increase primarily reflected higher average outstanding borrowings during 2025, including borrowings under the non-revolving credit facility entered into in 2025 under the Affordable Loans 5-7-9% state support program, as well as a first-year financing limit fee of $30,970 accrued and paid in 2025 under that facility.

Government Grant Income

Government grant income for the year ended December 31, 2025 was $155,949. Ratel received and recognized government grants under the Affordable Loans 5-7-9% state support program during 2025. No government grant income was recognized in 2024.

Income Tax Expense

Income tax expense for the year ended December 31, 2025 was $7,313, compared to $435 for the year ended December 31, 2024, representing an increase of $6,878. For the period January 1 through June 30, 2025, Ratel was subject to the standard Ukrainian corporate income tax rate of 18% and recognized $2,013 of corporate income tax expense on income earned during that period. Effective July 1, 2025, Ratel became a Diia City resident and recognized $5,300 of tax under the Diia City special taxation regime on qualifying transactions. The effective tax rate for 2025 was approximately 0.4%, significantly below the statutory rate of 18%, primarily because income generated after July 1, 2025 was not subject to tax on a profits basis under the Diia City regime. Income tax expense in 2024 of $435 related to a corrected corporate income tax return filed by Ratel.

Net Income (Loss)

As a result of the foregoing, Ratel recorded net income of $1,965,911 for the year ended December 31, 2025, compared to a net loss of $310,333 for the year ended December 31, 2024, an improvement of $2,276,244.

Comparison of the Results for the Six Months Ended June 30, 2026 and June 30, 2025

The following table sets forth Ratel’s results of operations for the six months ended June 30, 2026 and 2025, together with the changes between periods.

	Six Months Ended June 30,		Change (2026 vs. 2025)
(in U.S. dollars)	2026	2025	$	%
Net sales	$9,602,328	$4,199,667	$5,402,661	129%
Cost of sales	(7,820,911)	(4,393,515)	(3,427,396)	78%
Gross profit (loss)	1,781,417	(193,848)	1,975,265	—
Operating expenses:
General and administrative expenses	(591,678)	(530,483)	(61,195)	12%
Selling and distribution expenses	(149,893)	(51,633)	(98,260)	190%
Research and development expenses	(14,605)	(17,413)	2,808	(16)%
Other operating expenses	(267,868)	(65,397)	(202,471)	310%
Other operating income	2,039	—	2,039	—
Total operating expenses	(1,022,005)	(664,926)	(357,079)	54%
Operating income (loss)	759,412	(858,774)	1,618,186	—
Interest income	8,293	8,154	139	2%
Interest expense	(43,193)	(40,156)	(3,037)	8%
Foreign currency exchange loss, net	(83,732)	(296)	(83,436)	—
Total other income (expense), net	(118,632)	(32,298)	(86,334)	267%
Income (loss) before income tax expense	640,780	(891,072)	1,531,852	—
Income tax expense	—	(1,928)	1,928	—
Net income (loss)	$640,780	$(893,000)	1,533,780	—

Net Sales

Net sales for the six months ended June 30, 2026 were $9,602,328, compared to $4,199,667 for the six months ended June 30, 2025, representing an increase of $5,402,661, or approximately 129%. The increase was primarily attributable to a higher volume of UGVs delivered to government and non-government customers. Government customers accounted for approximately 86% of net sales in the six months ended June 30, 2026, compared to approximately 99% in the six months ended June 30, 2025, reflecting some diversification of the customer base. Contractual penalties related to product delivery delays were $295 in the six months ended June 30, 2026 (compared to $176,696 in the six months ended June 30, 2025), accounted for as a reduction of revenue.

Cost of Sales

Cost of sales for the six months ended June 30, 2026 were $7,820,911, compared to $4,393,515 for the six months ended June 30, 2025, representing an increase of $3,427,396, or approximately 78%. As a percentage of net sales, cost of sales decreased from approximately 105% in the first half of 2025 to approximately 81% in the first half of 2026, reflecting improved operating leverage as production volume increased. Gross margin improved to 18.6% for the six months ended June 30, 2026 from (4.6)% for the six months ended June 30, 2025.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2026 were $591,678, compared to $530,483 for the six months ended June 30, 2025, representing an increase of $61,195, or approximately 12%. The increase reflects ongoing growth in Ratel’s administrative headcount and related overhead costs.

Selling and Distribution Expenses

Selling and distribution expenses for the six months ended June 30, 2026 were $149,893, compared to $51,633 for the six months ended June 30, 2025, representing an increase of $98,260, or approximately 190%. The increase was primarily driven by higher advertising, distribution and customer-related costs commensurate with expanded commercial activity.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2026 were $14,605, compared to $17,413 for the six months ended June 30, 2025, representing a decrease of $2,808, or approximately 16%.

Other Operating Expenses

Other operating expenses for the six months ended June 30, 2026 were $267,868, compared to $65,397 for the six months ended June 30, 2025, representing an increase of $202,471, or approximately 310%. The increase was primarily attributable to higher taxes and fees of $156,405 (compared to $61,298 for the six months ended June 30, 2025) and increased charitable contributions of $100,813 (compared to $3,018 for the six months ended June 30, 2025).

Interest Expense

Interest expense for the six months ended June 30, 2026 was $43,193, net of approximately $82,558 of interest compensation recognized under the Affordable Loans 5-7-9% state support program. Interest expense for the six months ended June 30, 2025 was $40,156. The relatively stable net interest expense reflects the offsetting effect of increased gross interest charges and the state support program compensation.

Foreign Currency Exchange Loss

Foreign currency exchange loss, net, for the six months ended June 30, 2026 was $83,732, compared to $296 for the six months ended June 30, 2025. The increase primarily reflects adverse movements in UAH/USD exchange rates during the first half of 2026.

Income Tax Expense

Income tax expense was nil for the six months ended June 30, 2026, compared to $1,928 for the six months ended June 30, 2025. Under the Diia City special taxation regime effective from July 1, 2025, Ratel has an annual tax reporting period and no interim corporate income tax return is filed; accordingly, no income tax expense was recognized for the six months ended June 30, 2026.

Net Income (Loss)

As a result of the foregoing, Ratel recorded net income of $640,780 for the six months ended June 30, 2026, compared to a net loss of $893,000 for the six months ended June 30, 2025, an improvement of $1,533,780.

Non-GAAP Measures

In addition to our results of operations derived from the Converted Financial Statements, which have been prepared on a U.S. GAAP basis as described under “Basis of Presentation” above, we also evaluate our financial performance using EBITDA.

EBITDA

EBITDA is a non-GAAP financial measure and is not intended to replace financial performance measures determined in accordance with U.S. GAAP, such as net income (loss). Rather, we present EBITDA as a supplemental measure of our performance. We define EBITDA as net income (loss) before interest expense, net; income tax expense; and depreciation and amortization, in each case as reflected in the Converted Financial Statements. As a non-GAAP financial measure, our computation of EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of this measure potentially impracticable. Management uses EBITDA in making financial, operating and planning decisions and in evaluating our ongoing performance. We believe our computation of EBITDA is helpful in highlighting trends in our core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying business.

The following table reconciles net income (loss) to EBITDA for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
(in U.S. dollars)	2025	2024	2026	2025
Net income (loss)	$1,965,911	$(310,333)	$640,780	$(893,000)
Add: Income tax expense	(7,313)	(435)	—	(1,928)
Add: Interest expense, net	(93,617)	(2,525)	(34,900)	(32,002)
Add: Depreciation and amortization	47,365	7,214	55,326	17,226
EBITDA	1,912,346	(306,079)	661,206	(909,704)

EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute or alternative to net income or loss, revenue, operating income or loss, cash flows from operating activities, or any other financial measure calculated in accordance with U.S. GAAP.

Liquidity and Capital Resources

Overview

Liquidity is a measure of our ability to meet potential cash requirements and fund our operations. We have historically funded our operations through advance payments received from customers under government contracts, bank borrowings under revolving and non-revolving credit facilities, interest-free repayable financial assistance from related parties, member contributions and government grants.

Our principal uses of liquidity have been to fund working capital requirements, primarily the procurement of raw materials and components for UGV production, as well as capital expenditures for property and equipment and repayment of outstanding borrowings.

As discussed under “Going Concern” above, Ratel has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date of issuance of its unaudited condensed interim financial statements as of and for the six months ended June 30, 2026. Ratel expects to finance its operations through product sales, debt financings, proceeds from government grants or other capital sources; however, there can be no assurance that any such financing will be available on acceptable terms, if at all. If adequate funding is not obtained, Ratel may be required to significantly reduce the scope of its operations.

Short-Term and Long-Term Liquidity

Short Term

As of December 31, 2025, cash and cash equivalents were $549,213 and restricted cash was $3,712,450. As of June 30, 2026, cash and cash equivalents were $2,318,902 and restricted cash was $22,626,057. Restricted cash consists of cash restricted under customer contract and government grant arrangements until applicable conditions are satisfied; such amounts are expected to be released within 12 months.

As of June 30, 2026, Ratel had outstanding short-term debt of $1,962,192, comprising $847,310 under its revolving line of credit (contractually due November 19, 2026) and $1,114,882 under its non-revolving credit facility (principal scheduled to mature within twelve months under the contractual terms in effect as of June 30, 2026). Both facilities are with a single Ukrainian bank, and the availability of additional borrowings is subject to contractual conditions and lender approval. The lender’s obligation to provide additional financing is revocable.

As of June 30, 2026, Ratel had deferred revenue of $86,632,403, representing advance payments received from customers in respect of unsatisfied or partially unsatisfied performance obligations. Ratel expects to recognize substantially all of this amount as revenue during 2026 as related performance obligations are satisfied.

Long-Term

As of June 30, 2026, Ratel had no long-term debt maturing beyond twelve months, other than nominal non-current finance lease liabilities of $1,433. Ratel’s non-revolving credit facility has a contractual final maturity of October 1, 2028, but the entire outstanding principal was classified as short-term debt as of June 30, 2026 under the contractual terms then in effect. Ratel expects to address its future capital requirements through cash generated from operations and, if needed, additional debt or other financing.

Cash Flows

The following table sets forth a summary of Ratel’s cash flows for the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
(in U.S. dollars)	2025	2024	2026	2025
Net cash provided by (used in):
Operating activities	$3,657,735	$(856,426)	$20,884,231	$3,486,298
Investing activities	(199,655)	(95,527)	(123,974)	(42,005)
Financing activities	393,921	1,410,663	153,509	344,858
Effect of exchange rate changes	(35,679)	(15,446)	(230,470)	10,803
Net increase in cash, cash equivalents, and restricted cash	$3,852,001	$458,710	$20,913,766	$3,789,151

Operating Activities

Cash flows from operations are Ratel’s primary source of liquidity. Cash flow from operating activities is primarily impacted by net income and changes in working capital, particularly in contract liabilities (deferred revenue), inventories and prepaid expenses and other current assets.

For the year ended December 31, 2025, net cash provided by operating activities was $3,657,735, compared to net cash used in operating activities of $(856,426) for the year ended December 31, 2024. The 2025 improvement was primarily the result of (i) net income of $1,965,911 (compared to a net loss of $310,333 in 2024) and (ii) a $3,793,968 increase in contract liabilities (deferred revenue) reflecting substantial advance payments received from government customers, partially offset by (iii) a $1,755,574 increase in inventories driven by higher production volumes and (iv) a $602,769 increase in prepaid expenses and other current assets reflecting advance payments to suppliers.

For the six months ended June 30, 2026, net cash provided by operating activities was $20,884,231, compared to $3,486,298 for the six months ended June 30, 2025. The increase was primarily attributable to an $81,942,374 increase in contract liabilities (deferred revenue) during the first half of 2026 reflecting a large volume of advance payments received under government contracts, partially offset by a $56,567,742 increase in prepaid expenses and other current assets (primarily advances to suppliers for components) and a $13,796,490 increase in inventories.

Investing Activities

Cash flows used in investing activities primarily reflect purchases of property and equipment.

For the year ended December 31, 2025, net cash used in investing activities was $199,655, consisting of $218,705 of purchases of property and equipment, partially offset by $19,050 in proceeds from the disposal of a vehicle to a related party.

For the six months ended June 30, 2026, net cash used in investing activities was $123,974, consisting of $133,207 of purchases of property and equipment, partially offset by $9,233 in proceeds from the disposal of property and equipment.

Financing Activities

Cash flows from financing activities primarily consist of proceeds from and repayments of bank borrowings, proceeds from and repayments of related party financial assistance, and payments related to finance lease obligations.

For the year ended December 31, 2025, net cash provided by financing activities was $393,921, consisting primarily of $1,578,066 in proceeds from bank borrowings and $544,298 in proceeds from related party financial assistance, partially offset by $899,385 in repayments of bank borrowings, $774,204 in repayments of related party financial assistance, $30,970 in payment of a financing limit fee and $23,884 in repayments of finance lease liabilities.

For the year ended December 31, 2024, net cash provided by financing activities was $1,410,663, consisting primarily of $1,242,482 in proceeds from bank borrowings and $2,942,514 in proceeds from related party financial assistance, partially offset by $2,775,974 in repayments of related party financial assistance, and $1,641 in member contributions.

For the six months ended June 30, 2026, net cash provided by financing activities was $153,509, consisting primarily of $182,103 in proceeds from bank borrowings and $2,784 in reimbursement of finance lease costs, partially offset by $31,378 in repayments of finance lease and vehicle financing liabilities.

Credit Facilities

Ratel maintains two credit facilities with a Ukrainian bank:

●	Revolving Line of Credit. Ratel maintains a revolving line of credit with a maximum contractual borrowing limit of UAH 150,000,000 (equivalent to approximately $3,538,754 and $3,568,115 as of December 31, 2025 and 2024, respectively). Borrowings bear interest at 6% per annum. Outstanding principal was $896,485 as of December 31, 2025 and $847,310 as of June 30, 2026, and is contractually due on November 19, 2026.
●	Non-Revolving Line of Credit. In 2025, Ratel entered into a non-revolving credit facility under the Affordable Loans 5-7-9% state support program, with a contractual credit limit of UAH 50,000,000 (approximately $1,179,585 as of December 31, 2025). The facility bears a variable base rate of three-month UIRD (Ukrainian Index of Retail Deposit Rates) plus 5% per annum (subject to a maximum of 23%); while Ratel remains eligible under the state support program, it pays a compensatory rate of 5% per annum, with the remaining interest compensated under the program. Outstanding principal was $993,545 as of December 31, 2025 and $1,114,882 as of June 30, 2026, and was fully drawn as of June 30, 2026. The entire outstanding principal balance was due within twelve months of the reporting date under the contractual terms in effect as of each reporting date.

The aggregate borrowing limit under both facilities with the lender is UAH 180,000,000. As of June 30, 2026, maximum additional borrowing capacity was approximately UAH 92,000,000 (approximately $2.1 million), before consideration of applicable sublimits, collateral requirements, other conditions and lender approval. The availability of additional borrowings is subject to contractual conditions and lender approval, and the lender’s obligations to provide additional financing are revocable.

As of December 31, 2025 and June 30, 2026, Ratel was in compliance with applicable financial covenants under its credit agreements.

Contractual Obligations and Commitments

Payments of contractual obligations and commitments will require considerable resources. The following table sets forth the amount of Ratel’s contractual obligations as of December 31, 2025:

(in U.S. dollars)	Total	Less than 1 year	1-3 years	More than 3 years
Short-term debt obligations	$1,890,030	$1,890,030	$—	$—
Finance lease liabilities	29,106	22,272	6,834	—
Operating lease obligations	191,963	191,963	—	—
Total	$2,111,099	$2,104,265	6,834	—

As of June 30, 2026, Ratel’s contractual obligations consisted of (i) $1,962,192 of short-term debt (all due in 2026), (ii) finance lease and vehicle financing liabilities totaling $53,229 ($51,796 current and $1,433 non-current), and (iii) operating lease obligations of $104,439 (all due in the remainder of 2026).

Ratel has no purchase obligations or other long-term liabilities of a material amount reflected on its balance sheet beyond those disclosed above.

Off-Balance Sheet Arrangements

Ratel did not have during the periods presented, and does not currently have, any material off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our Converted Financial Statements have been prepared on a U.S. GAAP basis as described under “Basis of Presentation” above. The preparation of financial statements in accordance with U.S. GAAP, and the conversion of our PSBO-based statutory financial statements to a U.S. GAAP basis, require us (and, in the case of the conversion, Swarmer) to make estimates and assumptions that affect the reported amounts and disclosures in the Converted Financial Statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Converted Financial Statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. However, actual results may differ from those estimates.

Critical accounting estimates are those made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Our critical accounting policies and estimates, including those applied in connection with the conversion of our PSBO-based statutory financial statements to U.S. GAAP, are discussed below.

Revenue Recognition — Variable Consideration and Contract Costs

Ratel recognizes revenue in accordance with ASC 606. For contracts with government customers, the transaction price may be subject to variable consideration in the form of contractual penalties payable for delays in product delivery. The amount of variable consideration is determined based on applicable contractual terms and circumstances existing at the reporting date and is recognized as a reduction of the transaction price and revenue. During 2025, contractual penalties of $180,636 were recognized as a reduction of revenue. During the six months ended June 30, 2026 and 2025, contractual penalties of $295 and $176,696, respectively, were recognized. Management exercises judgment in assessing the probability and magnitude of such penalties and other forms of variable consideration; changes in these estimates could have a material impact on reported net sales.

For long-term product-related contracts recognized over time, Ratel uses a cost-to-cost input method to measure progress toward satisfaction of performance obligations. Management exercises judgment in estimating total costs required to complete related performance obligations; changes in estimated total costs could affect the amount of revenue recognized in a given period.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Management periodically evaluates inventory for excess, slow-moving and obsolete items based on historical turnover and future demand forecasts. For items identified as obsolete or exceeding forecasted demand, inventory values are written down to net realizable value. As of June 30, 2026, raw materials were $16,037,209 and Ratel had no reserve for excess and obsolete inventory. Changes in future demand, turnover or expected usage could result in changes to estimated net realizable value and could require write-downs in the near term. The assessment of net realizable value involves significant judgment, particularly given the concentrated nature of Ratel’s customer base and the specialized nature of its products.

Foreign Currency Translation

Ratel’s functional currency is the UAH, while its financial statements are presented in USD. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date; revenues, expenses, gains and losses are translated at weighted-average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss). Management exercises judgment in selecting and applying the appropriate exchange rates for translation purposes; fluctuations in the UAH/USD exchange rate have affected and are likely to continue to affect the comparability of Ratel’s reported financial results across periods. The accumulated foreign currency translation loss was $(12,981) as of December 31, 2025 and $(117,607) as of June 30, 2026, reflecting the depreciation of the UAH against the USD. “As discussed under “Going Concern” above, Ratel has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date of issuance of its unaudited condensed interim financial statements as of and for the six months ended June 30, 2026. Ratel’s ability to continue as a going concern is dependent on its ability to generate cash from operations and to obtain additional financing on acceptable terms. See “Going Concern” above.

Recently Adopted Accounting Pronouncements

There have been no recently adopted accounting pronouncements that have had a material effect on Ratel’s financial statements during the periods presented.

Recently Issued Accounting Pronouncements Not Yet Adopted

In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting model for capitalizing internal-use software costs by replacing the project-stage approach with a principles-based recognition threshold. The guidance is effective for annual reporting periods beginning after December 15, 2027. Ratel does not expect adoption of this ASU to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance for the recognition, measurement, presentation and disclosure of government grants received by business entities. The amendments are effective for entities other than public business entities for annual reporting periods beginning after December 15, 2029. Ratel is currently evaluating the impact of the amendments, including the transition method to be applied, on its financial statements and related disclosures.

Ratel has not early adopted ASU 2025-06 or ASU 2025-10.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Ratel’s primary market risk exposures are interest rate risk, foreign currency exchange rate risk and credit risk. Ratel does not currently use derivative financial instruments to manage any of these risks.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Ratel’s exposure to interest rate risk arises primarily from its variable-rate borrowings under the non-revolving credit facility, which bears a variable base rate of three-month UIRD plus 5% per annum (subject to a maximum of 23%). The revolving line of credit bears interest at a fixed rate of 6% per annum.

As of December 31, 2025, Ratel’s outstanding borrowings consisted of fixed-rate borrowings of $896,485 under the revolving line of credit and variable-rate borrowings of $993,545 under the non-revolving credit facility. An increase of 100 basis points in the variable interest rate on the non-revolving credit facility would increase Ratel’s annualized interest expense by approximately $9,935. Ratel does not currently manage interest rate risk through hedging instruments.

As of June 30, 2026, outstanding fixed-rate borrowings were $847,310 and outstanding variable-rate borrowings were $1,114,882. An increase of 100 basis points in the variable interest rate on the non-revolving credit facility would increase Ratel’s annualized interest expense by approximately $11,149, net of any corresponding change in compensation under the Affordable Loans 5-7-9% state support program.

Foreign Currency Exchange Risk

Ratel’s operations are conducted in Ukraine, and its functional currency is the UAH. Ratel’s financial statements are presented in USD, and fluctuations in the UAH/USD exchange rate affect the reported amounts of revenues, expenses, assets and liabilities. Ratel does not currently engage in hedging transactions to manage foreign currency exchange rate risk and does not use derivative instruments to manage its foreign currency exposure.

During the year ended December 31, 2025, Ratel recognized a foreign currency exchange loss of $8,231, compared to a loss of $3,308 for the year ended December 31, 2024. During the six months ended June 30, 2026, Ratel recognized a foreign currency exchange loss of $83,732, compared to $296 for the six months ended June 30, 2025. Foreign currency translation adjustments of $(16,326) and $3,345 were recorded in other comprehensive income (loss) for the years ended December 31, 2025 and 2024, respectively. Foreign currency translation adjustments of $(104,626) and $(1,421) were recorded for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, accumulated other comprehensive loss attributable to foreign currency translation was $(117,607), reflecting the cumulative depreciation of the UAH against the USD.

In the future, Ratel may enter into formal currency hedging transactions to reduce the risk of financial exposure from fluctuations in exchange rates; however, there can be no assurance that any hedging measures would adequately protect Ratel from the adverse effects of such fluctuations.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Ratel’s credit risk arises primarily from: (i) cash, cash equivalents and restricted cash maintained with financial institutions in Ukraine and on special accounts with the State Treasury of Ukraine; and (ii) trade accounts receivable and related-party receivables arising from its operating activities.

As of June 30, 2026, cash and cash equivalents of $2,318,902 were held with two Ukrainian financial institutions (approximately $2,314,059 with PJSC “PUMB” and $4,843 with JSC “BANK KREDIT DNIPRO”), and restricted cash of $22,626,057 was held on special accounts with the State Treasury of Ukraine and other contractually restricted accounts. Cash balances held with these institutions may not be fully covered by deposit insurance or similar protection, and Ratel may be exposed to loss in the event of the failure of these institutions.

Ratel sells primarily through government contracts, which mitigates customer credit risk to some extent. Based on Ratel’s analysis of open accounts receivable and customer-specific information, no allowance for credit losses was recorded as of December 31, 2025, December 31, 2024 or June 30, 2026.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used in this section of the prospectus and not defined in this section of the prospectus have the respective meanings given to those terms as defined and included elsewhere in this prospectus. Terms specifically defined in this section have such meanings for purposes of this section of this prospectus. In particular, in this section of the prospectus, the term “Ratel Robotics” refers to LIMITED LIABILITY COMPANY “JK LAND VEHICLES” (d/b/a Ratel Robotics). All references to $, USD, or dollar herein are to U.S. dollars. All references to UAH are to Ukrainian hryvnia.

Introduction

On September 9, 2026 (the “Signing Date”), Swarmer, Inc., a Delaware corporation (“Swarmer” or the “Company”), entered into a Participatory Interests Purchase Agreement (the “Purchase Agreement”) with Taras Ihorovych Ostapchuk, Mykola Oleksandrovych Paliienko, Taras Ivanovych Murashko and Denys Volodymyrovych Gorovyi (collectively, the “Indirect Sellers”) and the direct sellers party thereto from time to time pursuant to joinders to the Purchase Agreement (collectively, the “Direct Sellers” and, together with the Indirect Sellers, the “Sellers”). Pursuant to the Purchase Agreement, subject to its terms and conditions, Swarmer will purchase from the Direct Sellers all of the participatory interests in LIMITED LIABILITY COMPANY “JK LAND VEHICLES” (d/b/a Ratel Robotics), a limited liability company existing under the laws of Ukraine (“Ratel Robotics”), which together comprise 100% of its charter capital (the “Acquisition”), and Ratel Robotics will become a wholly owned subsidiary of Swarmer. The Acquisition is expected to close in the fourth quarter of 2026, subject to the satisfaction of the closing conditions set forth in the Purchase Agreement.

At the closing of the Acquisition (the “Closing”), Swarmer will pay the Direct Sellers a cash purchase price based on $7.2 million, as adjusted for Ratel Robotics’ cash, indebtedness, unpaid transaction expenses and net working capital and subject to a post-closing true-up, and will issue 1,064,942 shares of Swarmer common stock, par value $0.00001 per share (“Swarmer Common Stock”), to the Direct Sellers (the “Closing Shares”). The Direct Sellers will also be entitled to receive up to $7.2 million in cash and up to 4,422,125 additional shares of Swarmer Common Stock (the “Earnout Shares”) if Ratel Robotics achieves specified revenue and operating income targets for fiscal years 2026 through 2028 (provided the cash earnout payment is limited to achieving such targets during fiscal year 2026) (the “Earnout”). The terms of the consideration, including the lock-up and Earnout provisions, are described in Note 1.

Immediately following the Closing, and before giving effect to any Earnout Shares, existing Swarmer stockholders are expected to own approximately 91.6% and the Direct Sellers approximately 8.4% of the outstanding shares of Swarmer Common Stock. These percentages are based on 11,608,117 shares of Swarmer Common Stock outstanding as of June 30, 2026, including 323,348 shares of unvested restricted stock, the date of the unaudited pro forma condensed combined balance sheet and exclude shares issuable upon exercise or settlement of Swarmer’s outstanding pre-funded warrants, common stock purchase warrants, stock options and restricted stock units and the restricted stock units to be granted in connection with the Acquisition.

The unaudited pro forma condensed combined financial information gives effect to the Acquisition, which Swarmer has preliminarily concluded will be accounted for as a business combination under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), using the acquisition method of accounting with Swarmer as the accounting acquirer. Under the acquisition method, the identifiable assets acquired and liabilities assumed are recognized at their acquisition-date fair values, except for contract liabilities from customer contracts, which are measured in accordance with ASC Topic 606, and the excess of the consideration transferred over the net amounts recognized is recorded as goodwill. For further details related to the accounting for the Acquisition, see Notes 2 and 3 below.

The Company’s determination that the Acquisition will be accounted for as a business combination is preliminary and will be reassessed when the valuation of Ratel Robotics identifiable assets and liabilities is completed. If the Acquisition were instead determined to be an acquisition of assets, the accounting, including the recognition of goodwill and the accounting for the Earnout, would differ from that presented herein.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 assumes that the Acquisition took place on June 30, 2026 and combines the historical balance sheets of Swarmer and Ratel Robotics as of that date. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 assume that the Acquisition took place on January 1, 2025 and combine the historical results of operations of Swarmer and Ratel Robotics for those periods. The unaudited pro forma condensed combined financial information was prepared pursuant to Article 11 of Regulation S-X.

The historical financial information of Swarmer was derived from its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026 included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 and from its audited consolidated financial statements for the year ended December 31, 2025 included in its Registration Statement on Form S-1. The historical financial information of Ratel Robotics was derived from its unaudited condensed interim financial statements as of and for the six months ended June 30, 2026 and its audited financial statements for the year ended December 31, 2025, each included elsewhere in this filing. Ratel Robotics’ functional currency is the Ukrainian hryvnia (UAH) and its financial statements are presented in U.S. dollars; both companies have a December 31 fiscal year end. The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Swarmer and Ratel Robotics and the related management’s discussion and analysis of financial condition and results of operations included elsewhere in this filing.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments described in the accompanying notes. The acquisition accounting is incomplete. As the Signing Date was on September 9, 2026, the Company has not had the opportunity to determine the fair value of the consideration that will be paid or the fair value of the assets acquired and liabilities assumed.  The Company used the best information available at the time of the filing of this registration statement.  This resulted in assuming the consideration was based on the maximum amount that will be paid for the Earnout and allocating all the consideration in excess of the net assets acquired at historical book value of Ratel Robotics to goodwill.  There could be significant differences in both the consideration that will be paid and the allocation of that consideration to the assets acquired and liabilities assumed that could have a material effect on the pro forma balance sheet and income statements.

In particular, the Earnout is reflected at its undiscounted maximum amount of $148.0 million rather than at fair value, and no amounts have been allocated to identifiable intangible assets; as a result, the total consideration transferred of $189.4 million and goodwill of $187.2 million presented herein are expected to be lower, potentially materially, when the valuation of the Earnout and of Ratel Robotics’ identifiable assets and liabilities is completed. Swarmer expects that the final purchase accounting will identify finite-lived intangible assets, such as developed technology and customer relationships, a portion of the purchase price will be allocated to those assets rather than to goodwill, and the resulting amortization expense, which is not reflected in the unaudited pro forma condensed combined statements of operations, will reduce pro forma operating results in future periods. See Note 3. The pro forma adjustments are preliminary and subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting expected to be completed after the Closing may occur, and these differences could have a material effect on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations of the combined company in future periods or of the results that actually would have been realized had Swarmer and Ratel Robotics been a combined company during the periods presented. The actual results reported in periods following the Acquisition may differ significantly from those reflected in the unaudited pro forma condensed combined financial information for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information. See the section entitled “Risk Factors” beginning on page 18 of this filing for a discussion of risks relating to the Acquisition and the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2026

(in U.S. dollars)

	Swarmer, Inc.	Ratel Robotics	Transaction Accounting		Pro Forma
	(Historical)	(Historical as Adjusted)	Adjustments	Notes	Combined
ASSETS
Current assets:
Cash and cash equivalents	$25,289,260	$2,318,902	$(8,199,928)	A,G	$19,408,234
Restricted cash	—	22,626,057	—		22,626,057
Accounts receivable	95,580	—	—		95,580
Receivable from sale of common stock	4,625,269	—	—		4,625,269
UAV deployment program advance payment	1,845,000	—	—		1,845,000
Inventories	—	16,708,264	—		16,708,264
Prepaid expenses and other current assets	1,137,379	57,818,469	—		58,955,848
Total current assets	32,992,488	99,471,692	(8,199,928)		124,264,252
Property and equipment, net	470,586	450,022	—		920,608
Operating lease right-of-use asset	99,610	65,570	—		165,180
Intangible assets	97,668	—	—		97,668
Goodwill	—	—	187,191,091	E	187,191,091
Other assets	275,333	—	—		275,333
Total assets	$33,935,685	$99,987,284	$178,991,163		$312,914,132

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$204,803	$1,973,940	$—		2,178,743
Accrued expenses and other current liabilities	1,329,493	7,141,842	939,750	F	9,411,085
Grant advance	178,381	—	—		178,381
Deferred revenue	107,121	86,632,403	—		86,739,524
Short-term debt	—	1,962,192	—		1,962,192
Operating lease liability - current	73,453	103,553	—		177,006
Advances received under combined arrangement	793,092	—	—		793,092
Contingent consideration liability - current	—	—	41,118,403	C	41,118,403
Total current liabilities	2,686,343	97,813,930	42,058,153		142,558,426
Operating lease liability - non-current	38,757	—	—		38,757
Other non-current liabilities	—	1,433	—		1,433
Contingent consideration liability - non-current	—	—	106,926,279	C	106,926,279
Total liabilities	2,725,100	97,815,363	148,984,431		249,524,894
Commitments and contingencies
Shareholders’ equity:
Common stock	113	2,735	(2,724)	B,D	124
Additional paid-in capital	53,397,926	—	37,687,075	B,G	91,085,001
Accumulated other comprehensive income (loss)	195,502	(117,607)	117,607	D	195,502
(Accumulated deficit) retained earnings	(22,382,956)	2,286,793	(7,795,226)	D,F,G	(27,891,389)
Total shareholders’ equity	31,210,585	2,171,921	30,006,732		63,389,238
Total liabilities and shareholders’ equity	$33,935,685	$99,987,284	$178,991,163		$312,914,132

See accompanying notes to the unaudited pro forma combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2026

(in U.S. dollars, except share and per share data)

	Swarmer, Inc.	Ratel Robotics	Transaction Accounting		Pro Forma
	(Historical)	(Historical as Adjusted)	Adjustments	Notes	Combined
Revenue	$236,738	$9,602,328	$—		$9,839,066
Cost of revenue	72,740	7,820,911	—		7,893,651
Gross margin	163,998	1,781,417	—		1,945,415
Operating expenses:
Selling, general and administrative	8,662,517	1,007,400	547,820	I	10,217,737
Research and development	3,291,614	14,605	—		3,306,219
Total operating expenses	11,954,131	1,022,005	547,820		13,523,956
Income (loss) from operations	(11,790,133)	759,412	(547,820)		(11,578,541)
Other income (expense):
Change in fair value of SAFE liability	—	—	—		—
Change in fair value of ELOC derivative	(251,455)	—	—		(251,455)
Interest expense	—	(43,193)	—		(43,193)
Other income	257,715	(75,439)	—		182,276
Total other income (expense)	6,260	(118,632)	—		(112,372)
Income (loss) before income taxes	(11,783,873)	640,780	(547,820)		(11,690,913)
Income tax expense	—	—	—		—
Net income (loss)	$(11,783,873)	$640,780	$(547,820)		$(11,690,913)

Net loss per share of common stock, basic and diluted	$(1.03)				$(0.93)
Weighted-average shares of common stock outstanding, basic and diluted	11,414,411		1,183,268	J	12,597,679

See accompanying notes to the unaudited pro forma combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(in U.S. dollars, except share and per share data)

	Swarmer, Inc.	Ratel Robotics	Transaction Accounting		Pro Forma
	(Historical)	(Historical as Adjusted)	Adjustments	Notes	Combined
Revenue	$309,920	$18,635,667	$—		$18,945,587
Cost of revenue	182,163	15,159,359	—		15,341,522
Gross margin	127,757	3,476,308	—		3,604,065
Operating expenses:
Selling, general and administrative	2,665,004	1,524,722	6,604,073	H,I	10,793,799
Research and development	2,578,860	32,463	—		2,611,323
Total operating expenses	5,243,864	1,557,185	6,604,073		13,405,122
Income (loss) from operations	(5,116,107)	1,919,123	(6,604,073)		(9,801,057)
Other income (expense):
Change in fair value of SAFE liability	(3,493,431)	—	—		(3,493,431)
Change in fair value of ELOC derivative	—	—	—		—
Interest expense	—	(114,409)	—		(114,409)
Other income	80,275	168,510	—		248,785
Total other income (expense)	(3,413,156)	54,101	—		(3,359,055)
Income (loss) before income taxes	(8,529,263)	1,973,224	(6,604,073)		(13,160,112)
Income tax expense	—	7,313	—		7,313
Net income (loss)	$(8,529,263)	$1,965,911	$(6,604,073)		$(13,167,425)

Net loss per share of common stock, basic and diluted	$(2.46)				$(2.83)
Weighted-average shares of common stock outstanding, basic and diluted	3,461,565		1,183,268	J	4,644,833

See accompanying notes to the unaudited pro forma combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Acquisition

On September 9, 2026, Swarmer entered into the Purchase Agreement with the Indirect Sellers and the Direct Sellers. Pursuant to the Purchase Agreement, subject to its terms and conditions, Swarmer will purchase from the Direct Sellers all of the participatory interests in Ratel Robotics, a limited liability company existing under the laws of Ukraine that designs, manufactures and sells unmanned ground vehicles principally to government customers, which together comprise 100% of its charter capital, and Ratel Robotics will become a wholly owned subsidiary of Swarmer. The Acquisition is expected to close in the fourth quarter of 2026. The obligations of the parties to consummate the Acquisition are conditioned upon, among other things, the approval, clearance or non-objection of the Antimonopoly Committee of Ukraine with respect to the Acquisition, if required, the approval by Swarmer’s stockholders of the issuance of the Consideration Shares pursuant to Nasdaq Listing Rule 5635(a), Ratel Robotics and its chief executive officer having executed an employment agreement in the form contemplated by the Purchase Agreement, the approval of the Consideration Shares for listing on Nasdaq, completion of the restructuring pursuant to which the Direct Sellers will acquire the participatory interests and become parties to the Purchase Agreement, the accuracy of the representations and warranties and performance of the covenants of the parties, and the absence of a material adverse effect with respect to Ratel Robotics or Swarmer. Each party may terminate the Purchase Agreement, subject to limited exceptions, if the Acquisition is not consummated by January 7, 2027.

The consideration for the Acquisition consists of a cash purchase price, the Closing Shares and the Earnout. The consideration payable under the Purchase Agreement consists of the following:

●	Cash purchase price. At Closing, Swarmer will pay the Direct Sellers a cash purchase price of $7.2 million, plus Ratel Robotics’ cash (excluding restricted cash), plus or minus the difference between Ratel Robotics’ net working capital and a target amount of $0.6 million, and minus Ratel Robotics’ indebtedness (including its bank borrowings and operating and finance lease liabilities) and unpaid transaction expenses, in each case as estimated at Closing and subject to a post-closing true-up based on the actual amounts as of Closing. The Purchase Agreement does not require Ratel Robotics’ indebtedness to be repaid at Closing, and it remains an obligation of Ratel Robotics. Ratel Robotics’ bank credit facility contains covenants restricting changes in its participants and beneficial owners. The Acquisition will constitute an event that permits the lender to demand repayment of the outstanding balance ($2.0 million at June 30, 2026) within seven banking days of demand and to suspend further advances. Ratel Robotics intends to seek the lender’s consent before Closing. The Purchase Agreement does not provide for an escrow; the Direct Sellers’ indemnification obligations are satisfied by offset against the Earnout or directly by the Sellers.
●	Closing Shares. At Closing, Swarmer will issue 1,064,942 shares of Swarmer Common Stock to the Direct Sellers in book-entry form. The Closing Shares are subject to a six-month lock-up agreement.
●	Earnout. The Direct Sellers will be entitled to additional consideration if Ratel Robotics achieves the following revenue and operating income targets for each fiscal year:

Earnout period	Revenue target	Operating Income target	Cash	Swarmer Common Stock (shares)
Fiscal year 2026	$77,000,000	$8,470,000	$7,200,000	1,064,942
Fiscal year 2027	$130,000,000	$14,300,000	—	1,403,413
Fiscal year 2028	$187,000,000	$20,570,000	—	1,403,413
Fiscal year 2028 bonus (1)	$249,000,000	$27,390,000	—	550,357
Maximum Earnout			$7,200,000	4,422,125
(1)Payable only if each of the preceding earnouts was fully earned.

Operating income for this purpose is Ratel Robotics’ income from operations under U.S. GAAP, excluding compensation expense for the restricted stock units described below, designated research and development spending, changes in the fair value of the Earnout and non-recoverable VAT. If the targets for a period are not fully achieved, a partial Earnout is earned in proportion to the percentage achievement of the revenue and operating income targets, and revenue or operating income in excess of a period’s target may be reallocated by the Direct Sellers to a shortfall period, subject to limits on the periods to which amounts may be reallocated depending on when the election is made. The full unpaid Earnout becomes payable at the maximum amount if Swarmer terminates the employment of Ratel Robotics’ chief executive officer without cause or if he resigns for good reason, each as defined in the Purchase Agreement. Earnout amounts are determined after the audit of Ratel Robotics’ financial statements for each earnout period, are subject to ratable adjustment for stock splits and similar events, and any Earnout Shares issued are subject to a six-month lock-up.

The following table summarizes the shares of Swarmer Common Stock expected to be outstanding immediately following the Closing, based on shares outstanding as of June 30, 2026 and excluding the Earnout Shares and other potential common shares:

	Shares of Common Stock	Ownership %
Existing Swarmer stockholders	11,608,117	91.6%
Direct Sellers (Closing Shares)	1,064,942	8.4%
Total shares of Swarmer Common Stock outstanding	12,673,059	100%

●	Employee arrangements. In connection with the Acquisition, and as provided in the Purchase Agreement, Swarmer will pay $0.8 million in cash and grant 118,326 restricted stock units under its 2026 Equity Incentive Plan at Closing to Ratel Robotics employees designated by the Direct Sellers (the “Closing Allocation Amount”), and will pay up to a further $0.8 million in cash and grant up to a further 118,326 restricted stock units to those employees if the fiscal year 2026 Earnout becomes payable, reduced ratably to the extent the fiscal year 2026 targets are only partially achieved. The restricted stock units granted at Closing are issued under Swarmer’s standard form of restricted stock unit agreement with no exercise price, are fully vested when granted and are subject to a six-month lock-up. Pursuant to the Purchase Agreement, certain employees will receive an aggregate of 137,600 additional restricted stock units under a post-closing retention plan (the “Retention RSUs”), which vest over four years on a schedule to be approved by Swarmer’s board of directors and are subject to a six-month lock-up. The employment agreement with Ratel Robotics’ chief executive officer is a condition to Closing. Ratel Robotics has no outstanding equity awards, and no awards of Ratel Robotics will be assumed or replaced in the Acquisition. These arrangements compensate Ratel Robotics employees for services after the Closing and are not part of the consideration transferred. The Closing Allocation Amount is reflected in the unaudited pro forma condensed combined financial information as a one-time compensation charge at Closing (see Note 4, adjustments (G) and (I)), and the Retention RSUs are reflected as compensation expense recognized ratably over the four-year vesting period (see Note 4, adjustment (I)). The additional cash payment and restricted stock unit grant described above (up to $0.8 million and up to 118,326 units) are not reflected because it is payable only if the fiscal year 2026 Earnout becomes payable, a contingency that has not occurred; accordingly, no amount has been recognized for it.

Note 2. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and gives effect to the Acquisition, which will be accounted for as a business combination under ASC 805 using the acquisition method of accounting. Swarmer is the accounting acquirer: Swarmer is transferring cash and issuing its equity to acquire 100% of the participatory interests in Ratel Robotics, will control Ratel Robotics’ operations and governance following the Closing, and its existing stockholders will hold approximately 91.6% of the outstanding shares of Swarmer Common Stock immediately after the Closing.

Under the acquisition method, the consideration transferred is measured at its acquisition-date fair value, and the identifiable assets acquired and liabilities assumed of Ratel Robotics are recognized at their acquisition-date fair values, except that contract liabilities arising from Ratel Robotics’ contracts with customers are recognized and measured in accordance with ASC Topic 606, Revenue from Contracts with Customers. The excess of the consideration transferred over the net amounts recognized for the identifiable assets acquired and liabilities assumed is recorded as goodwill. Acquisition-related costs are expensed as incurred and are not included in the consideration transferred.

The unaudited pro forma condensed combined balance sheet as of June 30, 2026 assumes that the Acquisition was consummated on June 30, 2026. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and for the year ended December 31, 2025 assume that the Acquisition was consummated on January 1, 2025 and combine the historical results of operations of Swarmer and Ratel Robotics for those periods. Both companies have a December 31 fiscal year end, and no adjustment to align reporting periods was required. Ratel Robotics’ historical financial statements have been prepared on a U.S. GAAP basis, as described under “Ratel Robotics' Management’s Discussion and Analysis of Financial Condition and Results of Operations--Basis of Presentation” above. Ratel Robotics’ functional currency is the Ukrainian hryvnia, and its financial statements are translated into U.S. dollars, its reporting currency, in accordance with ASC Topic 830, Foreign Currency Matters, using the current rate method: assets and liabilities are translated at the exchange rate in effect at the balance sheet date, equity accounts at historical rates and revenues and expenses at weighted-average rates for the period, with the resulting translation adjustments recorded in accumulated other comprehensive income (loss). Accordingly, no adjustments to convert Ratel Robotics’ basis of accounting or reporting currency were required to combine its financial statements with Swarmer’s. Ratel Robotics’ historical accumulated other comprehensive loss of $0.1 million, which consists of cumulative translation adjustments, is eliminated in the acquisition accounting (see Note 4, adjustment (D)). Following the Closing, Ratel Robotics’ UAH functional currency will be retained and translation adjustments arising after the acquisition date will be recorded in Swarmer’s accumulated other comprehensive income (loss).

Ratel Robotics’ historical financial information has been reclassified to conform to Swarmer’s financial statement presentation. On the balance sheet, Ratel Robotics’ salaries, benefits and payroll taxes, VAT and other current liabilities and the current portion of its finance lease and vehicle financing liabilities are presented within accrued expenses and other current liabilities; the non-current portion of its finance lease liabilities is presented as other non-current liabilities; contract liabilities are presented as deferred revenue; charter capital is presented as common stock; and retained earnings are presented within accumulated deficit. Ratel Robotics’ restricted cash, inventories and short-term debt are presented as separate captions. In the statements of operations, Ratel Robotics’ general and administrative, selling and distribution and other operating expenses, net of other operating income and gains on disposal of fixed assets, are presented within selling, general and administrative expense; net sales and cost of sales are presented as revenue and cost of revenue; and interest income, foreign currency exchange gains and losses and government grant income are presented within other income (expense). Interest expense on Ratel Robotics’ bank borrowings is presented as a separate caption. The reclassifications did not change Ratel Robotics’ reported total assets, total liabilities, members’ equity or net income. Swarmer is continuing its review of Ratel Robotics’ accounting policies; based on the review to date, no adjustments to conform Ratel Robotics’ accounting policies to Swarmer’s are reflected in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information reflects only transaction accounting adjustments, which depict the accounting for the Acquisition required by U.S. GAAP. No autonomous entity adjustments are required. Swarmer has not completed its assessment of the operating synergies, integration costs or other dis-synergies, if any, that may result from the Acquisition, and any such effects cannot be reasonably estimated at this time; accordingly, no management’s adjustments have been presented. The pro forma adjustments are preliminary and subject to further revision as additional information becomes available and additional analyses are performed. Differences between these preliminary estimates and the final acquisition accounting may occur, and these differences could have a material effect on the accompanying unaudited pro forma condensed combined financial information.

Note 3. Estimated Consideration and Preliminary Purchase Price Allocation

The estimated consideration transferred and the preliminary purchase price allocation presented in this Note 3 are preliminary and the acquisition accounting is incomplete. The Earnout is presented at its undiscounted maximum amount rather than at fair value, no amounts have been allocated to identifiable intangible assets, the identifiable assets acquired and liabilities assumed are presented at Ratel Robotics’ carrying amounts, and the determination that Ratel Robotics’ constitutes a business (see Note 2) has been made on preliminary information. Swarmer expects that the final acquisition accounting will identify finite-lived intangible assets, such as developed technology and customer relationships, and that a portion of the consideration transferred will be allocated to those assets rather than to goodwill. The resulting amortization expense is not reflected in the unaudited pro forma condensed combined statements of operations and will reduce the combined company’s operating results in the periods following the Closing. As a result, the total consideration transferred and goodwill presented are expected to differ, potentially materially, from the amounts that will be recorded in the final acquisition accounting. The estimated consideration transferred in the Acquisition of approximately $189.4 million is summarized as follows:

Total cash consideration transferred	$7,399,928
Estimated fair value of Closing Shares	33,918,403
Estimated contingent consideration (Earnout)	148,044,681
Total estimated consideration transferred	$189,363,012

The cash consideration is based on the formula in the Purchase Agreement using Ratel Robotics’ cash and cash equivalents of $2.3 million (excluding restricted cash of $22.6 million, which is not included in cash under the Purchase Agreement), short-term debt of $2.0 million, operating lease liabilities of $0.1 million and finance lease and vehicle financing liabilities of $53,229 as of June 30, 2026, and assumes that net working capital at Closing equals the target amount of $0.6 million, that Ratel Robotics has no unpaid transaction expenses at Closing and that Ratel Robotics has no indebtedness at Closing other than its bank borrowings and lease and vehicle financing obligations. The actual cash consideration will be based on the estimated amounts set forth in the preliminary closing statement delivered before Closing and the final amounts determined after Closing. Ratel Robotics’ indebtedness reduces the cash purchase price and is not repaid by Swarmer at Closing; it is included in the liabilities assumed. As described in Note 1, the lender may demand repayment of the facility as a result of the Acquisition. The unaudited pro forma condensed combined financial information assumes the indebtedness remains outstanding. If it were instead repaid at Closing, pro forma cash and cash equivalents and short-term debt would each decrease by $2.0 million, and Ratel Robotics’ historical interest expense of $114,409 for the year ended December 31, 2025 and $43,193 for the six months ended June 30, 2026 would be eliminated from the pro forma statements of operations.

The fair value of the Closing Shares is based on the closing price of Swarmer Common Stock of $31.85 on September 8, 2026. The final fair value of the Closing Shares will be measured on the Closing date. Swarmer Common Stock has been publicly traded only since Swarmer’s initial public offering in March 2026 at $5.00 per share, and the closing price has ranged from $60.32 on June 9, 2026 to $31.85 on the measurement date. Because of this volatility, the following table presents the effect on the estimated consideration and goodwill of a 25% increase or decrease in the price of Swarmer Common Stock. A 25% increase or decrease would increase or decrease total estimated consideration and goodwill by approximately $43.7 million:

	Share Price	Closing Shares	Contingent Consideration	Total Consideration	Goodwill
As presented	$31.85	$33,918,403	$148,044,681	$189,363,012	$187,191,091
25% increase in share price	$39.81	$42,398,003	$183,255,852	$233,053,783	$230,881,862
25% decrease in share price	$23.89	$25,438,802	$112,833,511	$145,672,241	$143,500,320

The Earnout is contingent consideration and will be recognized as part of the consideration transferred at its acquisition-date fair value, with classification as a liability or as equity determined under ASC 480 and ASC 815-40. The Earnout is payable in cash of up to $7.2 million and up to 4,422,125 shares of Swarmer Common Stock based on Ratel Robotics’ revenue and operating income for fiscal years 2026, 2027 and 2028, as described in Note 1. The undiscounted amount of the Earnout ranges from zero, if none of the revenue and operating income targets is achieved, to $7.2 million in cash plus 4,422,125 shares of Swarmer Common Stock (with a value of $140.8 million at the closing price of $31.85 on September 8, 2026), if all targets are achieved. The valuation of the Earnout has not been completed. Pending that valuation, the unaudited pro forma condensed combined financial information reflects the Earnout at $148.0 million the undiscounted maximum amount payable measured at the closing price of Swarmer Common Stock on September 8, 2026, which is the upper end of the range of possible outcomes and not an estimate of fair value. The acquisition-date fair value of the Earnout will reflect the probability of achieving the revenue and operating income targets in each earnout period (which require Ratel Robotics’ revenue to increase from $18.6 million in fiscal year 2025 to $77.0 million in fiscal year 2026 and to

$187.0 million in fiscal year 2028), the acceleration and reallocation provisions described in Note 1 and the time value of money. The fair value is expected to be lower than the amount presented, and the difference could be material; the contingent consideration liability, total consideration transferred and goodwill presented in the unaudited pro forma condensed combined balance sheet would each decrease by the same amount. The Earnout has been classified as a liability on a preliminary basis. The cash component is settled in cash. The share component is not considered indexed to Swarmer’s own stock under ASC 815-40-15 because the number of Earnout Shares deliverable is not fixed: under the partial payment and reallocation provisions described in Note 1, the number of shares varies with the level of Ratel Robotics’ revenue and operating income relative to the targets, so the arrangement does not settle by exchanging a fixed number of shares for a fixed monetary amount. Contingent consideration classified as a liability is remeasured at fair value at each reporting date after the Closing, with changes in fair value recognized in earnings.

The preliminary allocation of the estimated consideration transferred to the identifiable assets acquired and liabilities assumed, based on Ratel Robotics’ balance sheet as of June 30, 2026, is as follows:

Cash and cash equivalents	$2,318,902
Restricted cash	22,626,057
Inventories	16,708,264
Prepaid expenses and other current assets	57,818,469
Property and equipment, net	450,022
Operating lease right-of-use asset	65,570
Total identifiable assets acquired	99,987,284
Accounts payable	(1,973,940)
Accrued expenses and other current liabilities	(7,141,842)
Deferred revenue	(86,632,403)
Operating lease liabilities	(103,553)
Short term debt	(1,962,192)
Other noncurrent liabilities	(1,433)
Total liabilities assumed	(97,815,363)
Net identifiable assets acquired	2,171,921
Goodwill	187,191,091
Total estimated consideration transferred	$189,363,012

The purchase price allocation is preliminary and the acquisition accounting is incomplete. Swarmer has not completed the valuation of the identifiable assets acquired and liabilities assumed. The amounts in the table above reflect Ratel Robotics carrying amounts as of June 30, 2026, including inventories of $16.7 million carried at cost, and those carrying amounts have not been determined to approximate fair value. Deferred revenue of $86.6 million represents advance payments received from Ratel Robotics’ customers, principally government customers, for unmanned ground vehicles not yet delivered; Ratel Robotics’ customers generally pay in advance of delivery, and the balance increased by $81.9 million during the six months ended June 30, 2026 as advance payments were received under new contracts. Restricted cash of $22.6 million represents customer advances held in accounts with the State Treasury of Ukraine and other contractually restricted accounts, and prepaid expenses and other current assets include advances paid to suppliers for production components. Deferred revenue is measured in accordance with ASC Topic 606 and is subject to Swarmer’s assessment of Ratel Robotics’ revenue recognition accounting. No amounts have been allocated to identifiable intangible assets, such as developed technology, customer relationships and contracts with government customers, trade names or in-process research and development, and the entire excess of the consideration transferred over the net identifiable assets acquired has been recorded as goodwill. When the valuation is completed, amounts allocated to finite-lived intangible assets will reduce goodwill and give rise to amortization expense that is not reflected in the unaudited pro forma condensed combined statements of operations; amounts allocated to in-process research and development would reduce goodwill but would not be amortized until the related projects are completed. Swarmer has not completed its evaluation of the income tax consequences of the Acquisition, and no deferred income tax assets or liabilities have been recognized in the preliminary purchase price allocation. That evaluation will be completed as part of the final acquisition accounting and could result in the recognition of deferred income taxes, with a corresponding change to goodwill.

The final acquisition accounting will also reflect the price of Swarmer Common Stock on the Closing date, the final amounts of Ratel Robotics’ cash, net working capital, indebtedness and transaction expenses at Closing and the acquisition-date fair value of the Earnout. The acquisition accounting is expected to be finalized within twelve months following the Closing. The final amounts could differ materially from the preliminary amounts presented.

Note 4. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Acquisition based on preliminary estimates that could change materially as additional information is obtained. The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2026 and in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026 and the year ended December 31, 2025 are as follows:

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)  To reflect the estimated cash purchase price of $7.4 million paid by Swarmer to the Direct Sellers at Closing, funded from Swarmer’s cash on hand, determined as set forth in Note 3. Ratel Robotics’ indebtedness is not repaid at Closing and remains a liability of the combined company. See Note 3 regarding the lender’s right to demand repayment following the Acquisition.

(B)  To reflect the issuance of 1,064,942 Closing Shares to the Direct Sellers at an estimated fair value of $33.9 million based on the closing price of Swarmer Common Stock of $31.85 on September 8, 2026. The adjustment increases the par value of the shares issued, and additional paid-in capital by $33.9 million.

(C)  To reflect the contingent consideration liability for the Earnout of $148.0 million measured as described in Note 3. The portion of the Earnout relating to fiscal year 2026 of $41.1 million, consisting of $7.2 million in cash and 1,064,942 shares of Swarmer Common Stock, is presented as a current liability because it is payable following completion of the audit of Ratel Robotics’ fiscal year 2026 financial statements, within twelve months of the pro forma balance sheet date. The remaining $106.9 million is presented as a non-current liability.

(D)  To reflect the elimination of Ratel Robotics’ historical members’ equity, consisting of charter capital of $2,735, retained earnings of $2.3 million and accumulated other comprehensive loss of $0.1 million.

(E)  To reflect preliminary goodwill of $187.2 million, representing the excess of the estimated consideration transferred over the net identifiable assets acquired, as set forth in Note 3.

(F)  To reflect the accrual of Swarmer’s estimated acquisition-related costs of $0.9 million expected to be incurred after June 30, 2026, consisting of legal, financial advisory, accounting, valuation and other costs, recorded as an increase in accrued expenses and other current liabilities and an increase in accumulated deficit.

(G)  To reflect the Closing Allocation Amount described in Note 1, which is paid and granted at Closing and compensates Ratel Robotics employees; it is a transaction separate from the Acquisition and is not included in the consideration transferred. The adjustment records (i) the payment of the $0.8 million cash component, funded from Swarmer’s cash on hand, as a decrease in cash and cash equivalents, and (ii) the grant of 118,326 fully vested restricted stock units at a grant-date fair value of $3.8 million (118,326 units at the closing price of Swarmer Common Stock of $31.85 on September 8, 2026) as an increase in additional paid-in capital. The total of $4.6 million is recorded as an increase in accumulated deficit.

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(H)  To reflect Swarmer’s estimated acquisition-related costs of $0.9 million expected to be incurred after June 30, 2026, charged to selling, general and administrative expense in the year ended December 31, 2025 as if the Acquisition had occurred on January 1, 2025. These costs are nonrecurring and will not recur in the income of the combined company beyond twelve months after the Acquisition.

(I)  To reflect compensation expense for the arrangements described in Note 1 that are stipulated in the Purchase Agreement, charged to selling, general and administrative expense as if the Acquisition, the Closing Allocation Amount and the grant of the Retention RSUs had occurred on January 1, 2025. For the year ended December 31, 2025, the adjustment of $5.7 million consists of (i) $4.6 million for the Closing Allocation Amount, comprising the $0.8 million cash component and the $3.8 million grant-date fair value of the 118,326 restricted stock units, which are fully vested when granted and are therefore recognized in full at Closing, and (ii) $1.1 million for the Retention RSUs, representing one year of the $4.4 million grant-date fair value of the 137,600 units (at the closing price of Swarmer Common Stock of $31.85 on September 8, 2026) recognized ratably over the four-year vesting period. For the six months ended June 30, 2026, the adjustment of $0.5 million consists of six months of Retention RSU expense. The Closing Allocation Amount charge of $4.6 million is nonrecurring and will not recur in the income of the combined company beyond twelve months after the Acquisition; the Retention RSU expense of approximately $1.1 million per year will continue over the four-year vesting period.

(J)  The pro forma combined basic and diluted net loss per share has been computed using the pro forma combined net loss for each period. The number of shares used in the computation reflects Swarmer’s historical weighted-average shares of common stock outstanding adjusted to include the 1,064,942 Closing Shares and the 118,326 shares underlying the fully vested restricted stock units granted at Closing as if they had been outstanding since January 1, 2025. The fully vested restricted stock units are included in basic weighted-average shares under ASC 260-10-45-13 because no conditions other than the passage of time remain to be satisfied for the underlying shares to be issued. The 137,600 Retention RSUs are excluded from basic weighted-average shares because the awards remain subject to approval by Swarmer’s board of directors of the vesting schedule over the four-year vesting period and are unvested; no shares underlying the Retention RSUs are issuable until the awards are granted and vest. Their inclusion in diluted weighted-average shares would be antidilutive given the pro forma net loss in each period. The Earnout Shares are excluded from the pro forma weighted-average shares because their issuance is contingent on revenue and operating income targets that were not achieved based on Ratel Robotics’ results for the periods presented and because their inclusion would be antidilutive given the pro forma net loss in each period. The exclusion of the Earnout Shares from the per share computation does not affect the recognition of the Earnout in the unaudited pro forma condensed combined balance sheet, where the Earnout, including the share component, is reflected as a contingent consideration liability at its undiscounted maximum amount as described in Note 3. Swarmer’s outstanding common stock purchase warrants, unvested restricted stock awards and restricted stock units and stock options are antidilutive and are excluded. The following table sets forth the computation of pro forma weighted-average shares outstanding, basic and diluted:

	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Swarmer historical weighted-average shares of common stock outstanding, basic and diluted	11,414,411	3,461,565
Closing Shares issued to the Direct Sellers, assumed outstanding from January 1, 2025	1,064,942	1,064,942
Fully vested restricted stock units granted to employees at Closing, assumed outstanding from January 1, 2025	118,326	118,326
Pro forma weighted-average shares of common stock outstanding, basic and diluted	12,597,679	4,644,833
Pro forma net loss	$(11,690,913)	$(13,167,425)
Pro forma net loss per share, basic and diluted	$(0.93)	$(2.83)

BUSINESS

Overview

Swarmer is a provider of autonomous drone swarm software and AI solutions, specializing in vendor- agnostic technologies that address critical operational challenges faced by modern military forces. With a focus on affordability, rapid development, and proven combat performance, Swarmer delivers software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. Our primary mission areas include autonomous swarm coordination, multi-domain unmanned systems integration, AI-powered collaborative autonomy, and command and control software for distributed robotic operations.

Our combat-tested approach, proven deployment record since April 2024, and demonstrated execution of over 100,000 combat missions flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, have enabled Swarmer to deliver operational value to drone manufacturers, defense system integrators, and the military end-users they serve. Our key software and AI systems include:

Autonomous Swarm Software Platform

Swarmer UI

Comprehensive platform enabling operators to manage swarms ranging from dozens to hundreds of autonomous drones through an intuitive interface, providing real-time mission planning, execution monitoring, tactical adjustment capabilities, seamless integration with existing battlefield management systems, and secure, high-quality video streaming.

Swarmer AI

Advanced AI enabling autonomous operation and collaborative behavior across heterogeneous drone swarms from multiple manufacturers, coordinating mission execution, enabling shared situational awareness, adapting to dynamic battlefield conditions, and supporting autonomous path planning, target acquisition, threat avoidance, and objective-based operation execution.

Swarmer OS

Proprietary operating system providing mesh networking, military-grade encryption, video streaming, and hardware abstraction capabilities, creating a standardized software layer enabling any drone platform to integrate with the Swarmer ecosystem regardless of manufacturer or underlying hardware configuration.

Industry Update

The global defense industry is experiencing significant transformation driven by continued proliferation of unmanned systems in modern warfare. We believe the war in Ukraine has fundamentally validated drone warfare concepts and accelerated military adoption globally, with both countries producing millions of drones annually. Drone operations have become central to military effectiveness rather than supplementary capabilities, creating unprecedented demand for autonomous coordination software enabling military forces to operate drones at scale without proportional increases in trained pilots. We believe the traditional one- pilot-per-drone model has become a recognized bottleneck.

Major defense forces, including the U.S. Department of Defense, NATO allies, and other democratic nations, have identified autonomous drone operations and collaborative combat aircraft as critical capability gaps requiring immediate investment. Substantial increases in defense procurement budgets are occurring across Europe, Asia, and the Middle East as nations respond to evolving security threats. European nations, particularly those bordering Russia or in proximity to conflict zones, have announced multi-year rearmament programs with significant focus on unmanned systems. Poland, the Baltic states, Germany, France, and the United Kingdom have announced substantial increases in defense spending with unmanned systems representing priority investment areas. Nations across the Middle East and Asia-Pacific regions are similarly expanding military capabilities with unmanned systems featuring prominently.

The U.S. Department of Defense fiscal year 2026 budget request identifies unmanned systems, autonomy, and AI as priority investment areas. The Trump Administration and U.S. Department of Defense leadership have indicated support for increased future funding. Industry reports project the global military drone market will experience compound annual growth exceeding 12% through 2030, with autonomous systems and swarm technologies representing the highest growth segments.

Market Dynamics and Business Model

The defense drone industry is experiencing fundamental structural transformation. Hardware manufacturing is becoming increasingly fragmented, with hundreds of new drone manufacturers emerging annually in recent years driven by low barriers for entry, availability of commercial off-the-shelf components, and urgent military demand. As competition intensifies, hardware margins are compressing significantly.

Conversely, autonomous software and AI for unmanned systems is trending toward consolidation driven by substantial data requirements. We believe developing robust autonomous capabilities requires extremely large operational datasets accumulated only through extensive real-world deployment. This creates a powerful reinforcement loop: companies with more operational data develop better-performing systems; better-performing systems receive broader deployment; broader deployment generates additional data, further improving performance. This dynamic creates natural barriers to entry and competitive moats for companies achieving early operational deployment at scale.

Our execution of over 100,000 combat missions since 2023 flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, has generated an operational dataset of substantial strategic value, providing training data, edge case identification, failure mode analysis, and performance validation that we believe is unavailable to our competitors. This data advantage compounds as continued deployment generates additional data, enabling continuous improvement while competitors without operational access struggle to achieve comparable performance.

Our business model capitalizes on these dynamics through a per-unit software licensing approach that scales favorably as the drone market expands. Rather than fixed-price licenses or time-based subscriptions, we charge manufacturers a per-unit royalty for each drone shipped with our software integrated. This aligns our economics with manufacturer success and creates increasingly attractive unit economics as the market scales.

Furthermore, as drone manufacturers face margin compression from hardware commoditization, we believe our software becomes an increasingly important value differentiator enabling manufacturers to command premium pricing or win competitive procurements based on superior autonomous capabilities, strengthening our negotiating position and customer retention.

Our business model encompasses several complementary revenue streams:

Software Licensing to Manufacturers (Primary Revenue Model)

We license our Swarmer UI, Swarmer AI and Swarmer OS software stack on a per-unit basis, with pricing ranging from $250 to $6,000 per unit depending on drone type, capability level, integration complexity, and volume commitments. This B2B2G model enables manufacturers to enhance products with advanced autonomous capabilities without developing proprietary swarm technology, significantly reducing R&D costs and time-to-market. As manufacturers scale production volumes, our licensing revenue scales proportionally while marginal costs remain minimal, positioning us as an enabling partner to the hardware ecosystem rather than a competitor.

White-Label Integrated Solutions

For manufacturers requiring turnkey solutions, we provide white-labeled offerings where we coordinate hardware sourcing, perform software integration, conduct system testing, and deliver complete operational systems. Pricing ranges from $750 to $30,000 per unit depending on platform complexity, sensor payloads, and mission-specific customization.

Direct Government Sales (Secondary Model)

For select strategic customers or urgent operational requirements, we offer complete drone sets directly to military organizations, typically priced at approximately $45,000 per set consisting of 10 integrated units. Command and control systems are priced between

$25,000 and $50,000 depending on scale and customization. We also provide time-and-materials engineering services for complex integration projects, custom tactical development, and specialized mission planning support.

As the hardware market fragments and demand scales, we expect licensing revenue to represent an increasing proportion of total revenue, driving gross margin expansion.

Our Strategy

Our strategy is to drive growth by delivering combat-proven, vendor-agnostic platforms that fundamentally transform how military forces deploy and operate unmanned systems at scale. Through rapid iteration based on battlefield feedback, we seek to differentiate ourselves from traditional defense contractors, positioning us for sustainable, profitable growth.

Key components of our strategy include:

Leveraging Rapid Development and Deployment Cycles in Operational Environments

We believe our operational deployment in Ukraine since 2023 provides a strategic advantage unavailable to competitors in traditional peacetime development environments. Compressed iteration cycles in active combat operations enable us to test new autonomous concepts, validate tactical approaches, identify system limitations, and deploy capability enhancements on timelines measured in weeks rather than years. This operational tempo gives us a competitive advantage over larger manufacturers whose bureaucratic processes, risk-averse cultures, and peacetime testing requirements prevent rapid iteration.

We identify capability gaps through direct operator feedback, develop software solutions, test in simulation, deploy to operational units, and validate performance in actual combat missions within days. This rapid cycle has enabled execution of over 100,000 combat missions flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, generating an operational dataset and capability maturity that we believe would require decades through peacetime approaches. The operational data generated enables training and validation of AI models for autonomous navigation, target recognition, threat response, collaborative coordination, and mission planning across diverse operational conditions. The reinforcement loop created: better data enables better performance, better performance drives increased deployment, increased deployment generates more data, compounding competitive advantages and natural barriers to competitors.

Maintaining Platform Agnosticism to Become the Integration Layer for the Fragmenting Hardware Ecosystem

By designing our software to integrate with drones from any manufacturer, we have positioned Swarmer as an enabling platform rather than a hardware competitor, partnering with leading drone manufacturers.

As hardware manufacturing fragments with hundreds of new manufacturers emerging annually in recent years, the military requirement for interoperability across diverse platforms intensifies. It is impractical for defense forces to maintain separate command and control systems, operator training programs, and tactical procedures for dozens or hundreds of different drone types. Our vendor-agnostic architecture positions us as the integration layer enabling defense organizations to operate diverse drone fleets as coordinated systems, addressing one of the most significant operational challenges facing modern militaries while positioning us to benefit from the entire market’s growth. Our hardware-agnostic approach also provides strategic resilience, as we are not dependent on any single manufacturer’s success and can rapidly onboard new platforms.

Expanding from Air Domain to Multi-Domain Autonomous Operations

We have systematically expanded platform capabilities beyond unmanned aerial vehicles to encompass unmanned ground vehicles, unmanned surface vessels, and planned integration with additional weapon systems including missiles and guidance kits. Our 2025 development roadmap advanced from single-domain operations controlling dozens of aerial drones to multi-domain operations coordinating hundreds of heterogeneous unmanned systems across air, ground, and maritime environments. Our 2026 roadmap targets coordination of thousands of systems and integration with all available third-party data providers, battlefield management systems and situational awareness software. In furtherance of our growth strategy, in September 2026, we entered into the PIPA with Ratel Robotics a Ukrainian developer and manufacturer of UGVs purpose-built for active combat operations, which we believe will help expand our autonomous systems platform.

Building Toward Western Market Regulatory Compliance

While initially deployed in urgent operational environments with abbreviated procurement timelines, we are developing our product roadmap to achieve compliance with key defense procurement standards including National Institute of Standards and Technology (“NIST”) cybersecurity frameworks, Defense Federal Acquisition Regulation Supplement (“DFARS”) requirements, and Cybersecurity Maturity Model Certification (“CMMC”) standards. As a software-only provider, we already comply with the National Defense Authorization Act (“NDAA”) and other similar standards, and qualify for inclusion in the Blue UAS list given the right opportunity. This planned compliance work, targeted for completion by our 2026 development milestones, will position us to expand to Western democratic nations with more stringent procurement requirements.

Developing a Comprehensive Ecosystem through Strategic Integration Partnerships

We are pursuing strategic partnerships with leading autonomous systems and defense technology providers, developing APIs and integration frameworks to enable third-party developers to build mission- specific capabilities on the Swarmer platform. Our existing partnerships demonstrate our strategy of building a partner ecosystem, and our planned integrations will enable combined solutions where their single- platform autonomy capabilities complement our swarm orchestration software.

Systematically Scaling Operations from Tactical to Strategic Levels

Our product roadmap focuses on systematically increasing the scale and complexity of operations our platform can support. Our 2024 capabilities enabled single operators to control dozens of drones with integration timelines measured in months. Our 2025 capabilities enable control of hundreds of drones with integration timelines reduced to weeks. Our 2026 development targets call for thousand-drone coordination with integration achievable within days, combined with reduced operator training requirements and integration of advanced AI-powered tactical planning, positioning us to support operations at the scale modern defense forces require to achieve decisive advantage through affordable mass deployment of autonomous systems.

Customers

We provide autonomous swarm software platforms and AI systems through a primarily B2B2G model, where our direct customers are drone manufacturers and defense system integrators, who in turn sell integrated systems to government end-users including military forces and defense organizations.

Primary Customers — Drone Manufacturers and System Integrators

Our primary customer base consists of drone manufacturers who license our software for integration with their hardware platforms, including leading manufacturers, as well as emerging manufacturers entering the rapidly expanding military drone market. We also serve defense system integrators who combine drones from multiple manufacturers with our software. Because we have only recently launched our products, a small number of customers have accounted for a substantial amount of our revenue. During the year ended December 31, 2025, one customer, SMS, accounted for substantially all of our revenue. During the year ended December 31, 2024, one customer, SMS, accounted for substantially all of our revenue.

This licensing model provides manufacturers significant value: reduced R&D costs, shortened time-to-market, access to combat-proven software validated through over 100,000 missions flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end- user’s requirements and tactics, and ongoing capability enhancements. As hardware margins compress due to market fragmentation and competition, we believe our software becomes an increasingly important differentiator enabling manufacturers to command premium pricing or win competitive procurements.

End-Users Served Through Our Customers

While not our direct customers, the ultimate potential end-users of Swarmer-enabled systems are military forces and defense organizations, including:

●	National Defense Forces: Military organizations requiring large-scale drone deployment capabilities, with particular focus on forces engaged in active operations requiring immediate operational impact and proven combat effectiveness.
●	Allied Military Organizations: Coalition partners and allied defense forces seeking to adopt autonomous swarm capabilities through procurement from our manufacturer customers, benefiting from our NATO-aligned positioning and ownership of our intellectual property maintained by our Estonian subsidiary.
●	NATO and Coalition Forces: Defense forces within NATO and aligned coalitions requiring interoperable autonomous capabilities across multinational operations. Our vendor-agnostic platform enables interoperability across diverse equipment sets common in coalition environments.

We believe our B2B2G model provides strategic advantages compared to direct government sales. Drone manufacturers maintain established government relationships, existing contract vehicles, past performance qualifications, and procurement expertise that would take us years to develop independently. By partnering with manufacturers, we accelerate market penetration, reduce customer acquisition costs, avoid lengthy procurement qualification processes, and benefit from manufacturer sales, marketing, and government relations infrastructure.

For select strategic customers or urgent operational requirements, we maintain capability for direct government sales, but view manufacturer partnerships as our primary go-to-market strategy.

License Agreement with SMS

In June 2024, our wholly owned subsidiary, Autonomous Robotic Systems LLC, a Ukrainian limited liability company (“ARS”), entered into a license agreement with SMS, for the use of our proprietary software in SMS’s unmanned aerial system (the “License Agreement”). Under the terms of the License Agreement, SMS may sublicense the software to third parties, subject to restrictions that prohibit SMS from modifying the software or correcting errors therein. The License Agreement includes lump-sum license fees, one-year technical support per license (renewable by addendum), and SMS’s responsibility for cloud infrastructure costs. We retain ownership of all intellectual property rights. The License Agreement renews monthly unless terminated in accordance with its terms. While we continue to provide ongoing support and service to SMS in accordance with the License Agreement, we have not received new orders from SMS pursuant to the License Agreement and we do not expect to receive new orders from SMS in the future.

Manufacturing and Operations

We pursue a software-focused operational model, concentrating internal resources on AI, autonomous systems software, embedded systems development, and command and control interface design. Our development methodology emphasizes rapid prototyping, continuous integration and deployment, and iterative enhancement based on direct operational feedback.

Our engineering operations are distributed with offices in Kyiv, Ukraine and Warsaw, Poland, with our marketing and sales office in Austin, Texas, providing proximity to operational users enabling direct feedback incorporation, access to Eastern European engineering talent, time zone coverage enabling continuous development, and operational resilience.

Our software development follows development operations practices with continuous delivery pipelines enabling rapid deployment of capability enhancements, bug fixes, and new features. Unlike traditional defense software with multi-year update cycles, we believe our operational deployment model enables software updates on timelines measured in weeks. We employ extensive simulation and synthetic training environments including our Swarmer UI simulator enabling development, testing, and validation of new autonomous behaviors, swarm coordination algorithms, and tactical procedures before deployment. Additionally, we deliver our software platforms initially via file transfer and thereafter deliver any necessary updates over the air (“OTA”).

This simulation capability, combined with our operational feedback loop from over 100,000 combat missions flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, significantly reduces time required to advance capabilities from concept to combat deployment. Our proximity to operational users in Ukraine through our Kyiv engineering office provides immediate access to operator feedback, battlefield lessons, and evolving tactical requirements.

We maintain strategic relationships with hardware manufacturing partners based on their production quality, ability to scale manufacturing, platform performance characteristics, and willingness to support deep software integration. Our vendor-agnostic architecture enables us to rapidly onboard new hardware platforms, typically achieving initial integration within weeks and full capability integration within months.

For certain high-priority applications or strategic customers, we coordinate turnkey solutions where we manage hardware sourcing, perform software integration, conduct system testing, and deliver complete operational systems. However, our primary operational focus remains software development, AI training, and integration support, with hardware manufacturing performed by our partner ecosystem. This asset-light operational model enables us to scale rapidly without capital-intensive manufacturing investments.

Pending Acquisition

Ratel Robotics

Ratel Robotics is a Ukrainian developer and manufacturer of unmanned ground vehicles purpose-built for active combat operations, specializing in the design, production, and maintenance of military robotic systems that are designed to enhance the safety and effectiveness of military operations. Ratel Robotics manufactures the Products, which are designed to perform combat, reconnaissance, escort, and evacuation tasks in active combat zones, reducing the need to expose soldiers to direct battlefield risk. Ratel Robotics sells the Products primarily through contracts with the Defence Procurement Agency and State Service of Special Communications and Information Protection of Ukraine. For the year ended December 31, 2025 and the six months ended June 30, 2026, government customers accounted for approximately 99% and 86%, respectively, of Ratel Robotics’ net sales. From time to time Ratel Robotics also supplies its Products to military units through donor-funded arrangements with charitable foundations or direct sales. Ratel Robotics’ team consists of highly qualified specialists with experience in developing and manufacturing robotics for military applications, utilizing the latest technologies and materials to create systems capable of operating across a wide range of battlefield conditions. In addition to the design and manufacture of its Products, Ratel Robotics provides ongoing support, maintenance, and servicing of its Products to promote operational effectiveness and safety in the field.

Ratel Robotics’ customers generally pay in advance of product delivery, with revenue recognized when control of the products transfers to the customer. As of June 30, 2026, Ratel Robotics had approximately $86.6 million of contract liabilities (deferred revenue) representing customer advance payments not yet recognized as revenue. Ratel Robotics finances its operations principally through customer advance payments, borrowings under two credit facilities with a Ukrainian commercial bank, including a revolving line of credit and a non-revolving credit facility under the Ukrainian Affordable Loans 5-7-9% state support program for defense industry enterprises, member contributions and government grants. As of June 30, 2026, Ratel Robotics had approximately $2.0 million in outstanding short-term bank borrowings, all contractually due by year-end 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Acquisition — Impact on Liquidity and Capital Resources” for additional information.

Participatory Interests Purchase Agreement

On September 9, 2026, the Company entered into the PIPA with Ratel Robotics the Sellers, and the other parties thereto, pursuant to which, subject to the terms and conditions of the PIPA, the Company will purchase from the Direct Sellers all of the participatory interests in Ratel Robotics which together comprise 100% of its charter capital. The Acquisition is expected to close in the fourth quarter of 2026, subject to the satisfaction of the closing conditions set forth in the PIPA.

Consideration

Subject to the terms and conditions of the PIPA, the Company will pay consideration to the Sellers for the Acquisition of (i) an estimated $7.2 million in cash at the Closing, subject to certain adjustments as provided in the PIPA, (ii) 1,064,942 shares of the Company’s common stock, to be issued to the Direct Sellers at the Closing, (iii) up to $7.2 million payable following the Closing if certain revenue and operating income targets are achieved for the fiscal year ending December 31, 2026 and (iv) up to 4,422,125 shares of common stock issuable to the Direct Sellers following the Closing, if certain revenue and operating income targets are achieved for each of the fiscal years ending December 31, 2026, 2027 and 2028. The Stock Earnout Consideration may be earned in full, in part (pursuant to a partial payment formula based on the degree of achievement of the applicable revenue and operating income targets), or not at all for each applicable fiscal year as further detailed in the PIPA. The PIPA also includes a catch-up mechanism that permits the Direct Sellers, subject to specified limitations and procedures, to reallocate revenue and/or operating income among applicable earnout periods for purposes of determining whether, and to what extent, Earnout Consideration is payable. In addition, if the employment of Ostapchuk is terminated by Ratel Robotics at the Company’s direction without cause, or if Ostapchuk resigns for good reason, the maximum Earnout Consideration for each earnout period that has not yet been finally determined will become payable in full, subject to the terms of the PIPA. All shares of common stock issued as Stock Consideration shall be subject to a customary six-month lock-up period starting on the applicable date of issuance.

In addition, the PIPA provides that, in connection with the Closing, the Company will effect an aggregate of $800,000 in cash incentive payments and grant 118,326 restricted stock units to certain employees of Ratel Robotics, and, subject to the 2026 earnout becoming payable and any applicable ratable reduction based on the finally determined 2026 earnout payout, the Company will effect up to an additional $800,000 in cash incentive payments and grant up to 118,326 restricted stock units to such employees. The restricted stock units will be granted under the Company’s 2026 Equity Incentive Plan and will be subject to the terms and conditions set forth in the PIPA and the applicable award agreements.

Pursuant to Nasdaq Listing Rule 5635(a), the issuance of the Stock Consideration (the “Stock Consideration Issuance”) is subject to the approval of the Company’s stockholders. As promptly as reasonably practicable following the Signing Date, the Company has agreed to file a proxy statement and to call and hold a meeting of its stockholders for purposes of seeking such approval.

Representations, Warranties and Covenants

The PIPA contains customary representations, warranties and covenants made by the Sellers, concerning the Sellers and Ratel Robotics, and by the Company, including, among others, covenants regarding the conduct of Ratel Robotics’ business during the pendency of the Acquisition, obligations to use efforts to consummate the Acquisition, obligations relating to the preparation and filing of a proxy statement and other SEC filings related thereto and convening a special meeting of the Company’s stockholders to approve the Stock Consideration Issuance, and restrictions on the Sellers and their respective affiliates engaging in certain business activities following the Closing. The PIPA also provides for mutual indemnification subject to customary limitations.

During the earnout period, the Company will also be subject to certain covenants concerning the operation of Ratel Robotics, including, without limitation, covenants relating to the calculation of the applicable earnout targets and restrictions on certain changes to Ratel Robotics’ operations, personnel and organizational structure.

Conditions to Closing

Each party’s obligation to consummate the Acquisition is also subject to the accuracy of the representations and warranties of the other parties (subject to certain customary exceptions) and the performance in all material respects of the other parties’ respective covenants under the PIPA. The respective obligations of the parties to consummate the Acquisition are also conditioned upon, among other things, (a) if required, the approval, clearance or non-objection of the Antimonopoly Committee of Ukraine with respect to the Acquisition and the restrictive covenants in the PIPA to the extent covering the territory of Ukraine, (b) the approval of the Stock Consideration Issuance by the Company’s stockholders, (c) Ratel Robotics and Ostapchuk having executed an employment agreement in a form contemplated by the PIPA and (d) the absence of any order or law making the consummation of the transactions illegal or any pending action seeking to restrain, prohibit or delay the transactions.

The obligations of the Sellers to consummate the Acquisition are also conditioned upon (a) the shares of common stock issuable as Stock Consideration having been approved for listing on Nasdaq, subject to official notice of issuance, and (b) the absence of a material adverse effect with respect to the Company. Additionally, the Company’s obligation to consummate the Acquisition is further conditioned upon (a) completion of the restructuring pursuant to which the Direct Sellers will acquire the participatory interests and become parties to the PIPA and (b) Ratel Robotics having not suffered a material adverse effect.

Termination

The PIPA allows the parties to terminate the PIPA if certain customary conditions described in the PIPA are not satisfied, including, without limitation, each party’s right to terminate, subject to certain limited exceptions, if the Acquisition is not consummated by January 7, 2027.

If the PIPA is validly terminated, none of the parties to the PIPA will have any liability or further obligation under the PIPA, except for specified provisions, including confidentiality, public announcements and certain general provisions, and liability for Fraud or willful breach.

Ratel Lock-Up Agreement

Pursuant to the PIPA, the Direct Sellers will enter into the Ratel Lock-Up Agreement with the Company at the Closing. Pursuant to the Ratel Lock-Up Agreement, the Direct Sellers will agree, among other things, to be subject to a lock-up period with respect to any shares of common stock issued to the Direct Sellers under the PIPA, which will last for a period of six months after the issuance of such shares, subject to certain limited customary exceptions.

Ratel Registration Rights Agreement

Pursuant to the PIPA, the Company has agreed to enter into the Ratel Registration Rights Agreement with the Direct Sellers at the Closing relating to the registration for resale of the shares of common stock issued as Stock Consideration (the “Registrable Securities”). Under the Ratel Registration Rights Agreement, when the Company becomes eligible to file a registration statement on Form S-3, the Company will agree to file a registration statement on Form S-3 under the Securities Act with respect to the resale of the Registrable Securities and to use reasonable best efforts to cause such registration statement to be declared effective under the Securities Act as soon as reasonably practicable thereafter.

Competition

The autonomous swarm and multi-drone coordination market is highly competitive and rapidly evolving. Principal competitors include Palladyne AI, Swarm Aero, Autonodyne and Avalor AI. Vertically- integrated drone vendors who claim certain levels of autonomy include Helsing AI, Ark Robotics, Skydio, and Shield AI. Additionally, larger defense prime contractors including Anduril Industries, Northrop Grumman, Lockheed Martin, General Dynamics, Raytheon Technologies, and L3Harris represent competitive threats.

Many competitors have substantially greater financial resources, established government relationships, existing contract vehicles, broader geographic presence, larger engineering organizations, and more extensive operational experience. Some competitors benefit from significant venture capital or private equity backing enabling sustained losses while building market position. Competitors with proprietary hardware platforms may bundle autonomous software with hardware sales. Large defense contractors possess extensive past performance qualifications, security clearances, facility clearances, and procurement relationships developed over decades.

We seek to differentiate ourselves through several key competitive advantages:

Operational Validation through Combat Deployment

Our execution of over 100,000 combat missions since April 2024 flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, provides operational validation that we believe is unavailable to our competitors relying solely on testing, simulation, or limited peacetime deployments. This combat-proven track record directly addresses customer concerns about system reliability, performance under stress, and tactical effectiveness. For military customers facing immediate operational requirements, particularly in Europe where threat proximity creates urgency, our demonstrated combat effectiveness provides compelling differentiation.

Rapid Iteration Velocity

Our development cycle compressed by active combat environment deployment enables capability enhancement velocities that we believe are unachievable by competitors in traditional peacetime development environments. Where we believe that our competitors require months or years to develop their technology, we identify requirements, develop solutions, and deploy to operational units within days.

Vendor-Agnostic Platform Approach

Our architecture supporting any drone hardware rather than requiring proprietary platforms differentiates us from competitors tied to specific hardware ecosystems. As hardware manufacturing fragments, military customers increasingly require interoperability across diverse platforms rather than vendor lock-in.

Operational Data Advantage

Our 100,000-plus mission-dataset enables AI training and validation across operational conditions, edge cases, and threat environments that we believe are unavailable to our competitors. This data advantage compounds over time as better data enables better performance, driving increased deployment and additional data collection. Competitors without operational deployment access face fundamental limitations in achieving comparable autonomous capability maturity.

Multi-Domain Capability Breadth

Our support for unmanned aerial vehicles, unmanned ground vehicles, and unmanned surface vessels with planned expansion to missiles and artillery provides broader operational utility than single-domain focused competitors.

Government Regulation

As a provider of defense technology software deployed in military operations, our products and business operations are subject to various international laws, export control regulations, and defense procurement requirements.

In our primary operational markets, we work with defense organizations and drone manufacturers under direct commercial contracts and through authorized defense cooperation channels. Our software platforms comply with operational security requirements, encrypted communications standards, military cybersecurity frameworks, and rules of engagement governing autonomous weapons systems employment. We have designed our products with human-in-the-loop architecture ensuring human operators maintain authority over lethal force decisions, consistent with emerging international norms.

As we expand into Western markets including the U.S. and NATO countries, we anticipate requirements for compliance with additional regulatory frameworks including NIST cybersecurity standards, DFARS requirements, CMMC frameworks, and NDAA provisions regarding technology sourcing, cybersecurity, and supply chain security. Our product roadmap includes planned compliance work to meet these standards by 2026.

Export control regulations present significant considerations for international sales. In the U.S., regulatory frameworks govern transfer of defense technology across international borders. Similar regulations exist in EU countries through EU export control regimes.

As we expand internationally and potentially establish operations in the U.S., we will need to navigate both EU and U.S. export control frameworks. We have structured our intellectual property ownership, development practices, and corporate structure to facilitate regulatory compliance while maintaining our ability to support allied and coalition partner operations.

The regulatory landscape for autonomous weapons systems continues to evolve. Various international bodies, defense ministries, and ethics organizations are developing guidelines and requirements for meaningful human control, algorithmic accountability, and transparency. We actively monitor these developments and have designed our products to align with emerging best practices including maintaining human authority over weapon employment decisions, providing operational transparency, enabling operator override capabilities, and implementing rigorous testing and validation frameworks.

Our software is designed to comply with the U.S. Department of Defense’s ethical principles for AI including responsible AI development, appropriate levels of human judgment, reliability and robustness, and protection against unintended bias. We maintain processes for algorithmic testing, validation, and continuous monitoring. As regulatory frameworks mature, we expect continued evolution of requirements in areas including AI explainability, algorithmic validation, cybersecurity standards, and operational testing protocols.

Our use of AI methods is focused on solving specific, well-defined problems, including object classification, optimal path selection, target assignment, mission template generation, and others. AI modules are always used within a framework of rule-based software that a) limits the options each AI module is working within, b) provides clear explainability, and c) allows the user to perform after-action reviews and understand what happened and who was responsible. We do not use AI to determine mission objectives or to make decisions that were not already pre-authorized by a human operator; rather, we ensure that a human is involved and is ultimately responsible for the actions of the system as a whole. All our AI modules are trained on proprietary data, the majority of which was either gathered by us (from combat missions performed by systems that employed our software) or hand-picked by us and licensed from third parties.

The data is carefully selected, deduplicated and annotated before use for training purposes, resulting in a proprietary dataset that makes our models unique and difficult to replicate. In addition, our use of AI for well-defined tasks localizes possible errors and precludes hallucinations, since each AI module can only choose from a limited range of possible outputs (unlike more popular types of AI models that can generate a wide variety of outputs with few guardrails). Such use allows us to take advantage of the benefits of machine learning techniques in domains in which such techniques outperform traditional rule-based methods, while still maintaining the predictability and explainability of rule-based systems.

Commitments and Pipeline

Customer Agreements

As of June 30, 2026, our executed customer agreements consisted principally of the A&R MB MSA and the Progress MSA, which provide for aggregate initial lump-sum license fees of approximately $3.9 million, of which $1.5 million had been invoiced and $1.4 million collected as of June 30, 2026, together with ongoing support services. The Progress MSA also provides for additional software upgrades at Progress’s election for additional fees of up to approximately $10.4 million if elected in full; these fees are payable only if Progress elects the upgrades, and we cannot predict whether or when it will do so. Our remaining agreements with SMS, which accounted for substantially all of our revenue in 2025 and 2024, are limited to support services under contracts entered into in 2025. No material customer agreement has been entered into since June 30, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 9 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

On May 11, 2026, our wholly-owned subsidiary, Swarmer Estonia OÜ, a private limited company organized under the laws of Estonia, entered into the MB MSA with MB for the use of our proprietary software in MB’s quadcopter bombers and other unmanned aerial vehicles pursuant to three licenses. The MB MSA includes initial lump-sum license fees in an aggregate amount of approximately $2.9 million, ongoing support services, and has an initial term of one year, which term shall automatically renew for successive one-year periods subject to termination upon 30 days written notice. The MB MSA also provides for additional software upgrades upon MB’s election with additional fees of up to approximately $10.4 million upon any such election in full.

Additionally, we maintain an opportunity pipeline of potential contracts and programs under active discussion, proposal development, or procurement evaluation. This pipeline includes manufacturer partnership discussions, direct government procurement opportunities, and system integrator teaming arrangements.

Our commitments are currently concentrated among defense organizations and drone manufacturers in Europe and the Middle East, reflecting our current operational deployment concentrations. As we expand into additional geographic markets, complete compliance infrastructure for Western defense procurement, and broaden our manufacturer partnership base, we anticipate diversification of our customer mix. The fragmentation of drone manufacturing with hundreds of new entrants annually in recent years creates expanding partnership opportunities, and as each manufacturer scales production, our per-unit licensing model converts their growth directly into our revenue growth.

Firm and anticipated commitment figures should be viewed as indicators of near-term revenue visibility but are subject to modification, cancellation, or delay due to customer operational requirements, funding availability, production schedule changes, or other factors common in defense contracting. Defense contracts typically include provisions enabling customers to modify scope, adjust quantities, delay performance, or terminate for convenience. Additionally, manufacturer production schedules may be affected by component availability, supply chain disruptions, funding delays, or changes in military procurement priorities.

Intellectual Property

Our success depends on our proprietary technology, the intellectual capabilities of our engineering team, and our ability to continuously innovate in autonomous systems and AI. We rely on trade secret protection, copyright, contractual restrictions, and operational security measures to establish and protect our intellectual property.

We maintain proprietary software including our Swarmer UI command and control platform, Swarmer AI autonomy and collaboration AI, and Swarmer OS embedded operating system as trade secrets, protected through access controls, confidentiality agreements, and secure development practices. We retain ownership of core intellectual property in our autonomous coordination algorithms, swarm behavior models, AI training approaches, and integration architectures developed through our internally-funded research and development investments.

Where appropriate, we pursue patent protection for novel inventions. We currently have one (1) pending provisional application and two (2) pending non-provisional patent applications in the U.S. in process related to swarm coordination technologies, 3D localizations and navigation in GNSS-denied environments, and windage adjustment to improve the accuracy of multiple projectiles aiming at the same target. However, we do not consider our business materially dependent on any individual patent that may result from such patent applications, and much of our competitive advantage derives from trade secrets, operational know-how, our operational data advantage, rapid development capabilities, and first-mover advantages in operational deployment.

The operational dataset accumulated through over 100,000 combat missions flown by drones that were equipped with our Swarmer OS, operating at varying degrees of autonomy depending on each end-user’s requirements and tactics, represents a particularly valuable form of intellectual property that cannot be easily replicated. This data includes mission telemetry, autonomous decision logs, sensor data across diverse operational conditions, performance metrics, failure modes, edge case scenarios, and tactical effectiveness measurements. The quantity, diversity, and operational relevance of this dataset create a substantial barrier to entry, as accumulating comparable data would require years of similar operational deployments, which are inherently limited.

We maintain strict controls on access to source code, proprietary algorithms, and operational data. Our development processes include code review, security testing, and operational security measures designed to prevent unauthorized access or disclosure. We require employees, contractors, and partners with access to proprietary technology to execute comprehensive confidentiality and intellectual property assignment agreements, and we perform strict background checks (including polygraphs and psychological evaluations) as part of our hiring process. We also implement technical measures including code obfuscation, encrypted communications, secure deployment mechanisms, and runtime protection to safeguard our software.

As we expand into Western defense markets, we continue to evaluate our IP strategy to balance protection of competitive advantages with operational flexibility and customer requirements. Defense contracts often include provisions regarding technical data rights, background intellectual property, and government purpose rights. We structure contract vehicles to retain maximum intellectual property rights where possible, particularly for core platform capabilities, algorithms, and software components developed through our internal investments.

Legal Proceedings

We are not currently involved in any material legal proceedings. In the ordinary course of business, we may become involved in legal proceedings, claims, or disputes relating to commercial matters, contracts, intellectual property, regulatory compliance, employment matters, or other issues common in the defense technology industry. While it is not possible to predict outcomes of potential future matters with certainty, based on our current knowledge we do not anticipate any proceedings that would have a material adverse effect on our business, results of operations, or financial condition.

Regardless of outcome, legal proceedings can have adverse impacts including defense costs, diversion of management attention, potential reputational effects, and uncertainty affecting customer and partner relationships. As we expand operations, increase headcount, broaden our customer base, enter additional regulatory jurisdictions, and engage with larger defense contractors and government entities with greater propensity for contractual disputes, our exposure to potential legal proceedings and regulatory matters may increase.

Employees and Human Capital

As of June 30, 2026, we employed 76 employees and engaged 31 contractors across engineering, operations, business development, and administrative functions, with (i) 4 employees and 20 contractors employed and contracted by Swarmer, Inc in the U.S., (ii) 72 employees employed by ARS in Ukraine and (iii) 11 contractors contracted by Swarmer Estonia OÜ in Estonia. Our workforce is geographically distributed with an engineering office in Kyiv, Ukraine and Warsaw, Poland and marketing and sales in Austin, Texas, providing access to specialized talent pools, operational proximity to deployed systems, round-the-clock development capability, and operational resilience.

Our employees represent our most valuable asset. The nature of our business requires software engineers with expertise in autonomous systems, AI, embedded systems, robotics, computer vision, distributed systems, and real-time control systems — specializations facing significant talent shortages globally. We compete for talent with established technology companies offering higher base compensation, well-funded defense technology startups with substantial venture capital backing, and traditional defense contractors with established benefits packages.

We face unique challenges recruiting and retaining talent in our Kyiv office due to the ongoing conflict in Ukraine. While operational proximity to deployed systems and direct engagement with operational users provides meaningful professional development and mission-driven motivation, the security situation, infrastructure disruptions, and personal hardships create retention challenges. We have implemented support programs including flexible remote work policies, hardship compensation adjustments, and assistance with relocation for employees facing acute security situations, but the operational environment remains a material human capital challenge.

We strive to attract and retain talent through several mechanisms beyond base compensation. We offer equity participation on a case-by-case basis enabling employees to benefit directly from company success. Our engineers work on cutting-edge autonomous systems technology deployed in actual combat operations rather than theoretical research or peacetime applications, providing unique professional development opportunities. Our rapid development cycles provide accelerated career progression compared to traditional defense contractors where we believe that development cycles span years. Our mission-driven culture focused on technologies with immediate real-world impact provides meaningful motivation for team members aligned with our values.

As we scale operations, expand into new markets, and increase the complexity and scope of our product offerings, we anticipate significant growth in headcount. Our engineering team will need to expand to support broader platform integration, development of advanced AI capabilities, expansion into multi- domain coordination capabilities, and development of compliance infrastructure for Western market entry. We will need to build out regulatory compliance, government relations, and business development capabilities to support expansion into U.S. and NATO procurement channels. Operations, integrations and customer success functions will need to scale to support growing manufacturer partnerships and expanding deployed system base.

Our ability to successfully recruit, onboard, and retain qualified personnel while maintaining our culture, development velocity, and operational effectiveness will be critical to executing our growth strategy. Competition for qualified talent, particularly software engineers with relevant autonomous systems experience, remains intense.

Despite these challenges, we believe our unique value proposition — mission-driven work with immediate operational impact, cutting-edge technology development, rapid career progression, equity participation, and international team environment — positions us competitively in recruiting talent aligned with our culture and mission, even where we cannot match absolute compensation levels of larger competitors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of August 31, 2026:

Name	Age	Position
Executive Officers:
Alexander Fink	41	Chief Executive Officer (U.S.), President and Director
Brooks Ensign	60	Chief Financial Officer and Treasurer
Jennifer DeTrani	52	Chief Legal Officer, General Counsel and Secretary
Non-Employee Directors:
Erik Prince	56	Chairman
Edward Antoian	70	Director
Amir Frenkel	49	Director
Serhii Kupriienko	40	Director
Derek Reisfield	63	Director
Philip Wagenheim	55	Director
Justin Zeefe	48	Director

Executive Officers

Alexander Fink has served as our Chief Executive Officer (U.S.) since September 2025 and as President and a member of our board of directors since May 2023. He previously served as our Chief Executive Officer from May 2023 until January 2024, as our Secretary from May 2023 until September 2025 and as our Chief Financial Officer and Treasurer from May 2023 until January 2026. He currently serves as a member of the board of directors of Open Press Wire Inc, a non-profit organization dedicated to free and open news content, a position he has held since its founding in November 2024. Previously, Mr. Fink founded and served as Chief Executive Officer of Otherweb, Inc (“Otherweb”), a software and AI private company focused on aggregating, analyzing, and distributing content at scale from September 2021 until April 2025. At Otherweb, he oversaw the operations of a digital platform with millions of users worldwide. In addition, Mr. Fink founded and served as Chief Executive Officer of Panopteo LLC (“Panopteo”), a private consulting company specializing in military camera, drones, and similar system and software projects from November 2015 until June 2022. At Panopteo he oversaw 35 projects from inception to mass production. Previously, Mr. Fink managed engineering teams in several companies, including Zoran Corporation (Nasdaq: ZRAN); served as Vice President of Engineering at Videostitch, Inc., also known as Orah, a private company focused on camera and virtual reality product manufacturing; and led the marketing team at Ambarella Inc. (Nasdaq: AMBA), a semiconductor design company. Mr. Fink received his B.A. in Computer Sciences from the Technion — Israel Institute of Technology in 2006 and his M.B.A. with a focus in Marketing from the University of Massachusetts Amherst’s Isenberg School of Business in 2018. Mr. Fink is a citizen of Israel and a permanent resident of the U.S. We believe that Mr. Fink is qualified to serve on our board of directors due to his extensive experience leading and managing AI software companies and technology companies, as well as his engineering and managerial expertise.

Jennifer DeTrani has served as our Chief Legal Officer, General Counsel, Vice President and Secretary since January 2026. Previously, Ms. DeTrani served as Chief Legal & Corporate Affairs Officer at Nisos Holdings Inc. (“Nisos”), a private intelligence company assisting enterprises to identify adversaries and related threats. At Nisos, Ms. DeTrani led legal strategy and corporate affairs initiatives, specializing in human risk intelligence for Fortune 1000 companies. Previously, Ms. DeTrani co-founded and served as General Counsel and Chief Privacy Officer of Wickr Inc. (“Wickr”), a secure messaging subsidiary of Amazon Web Services, from February 2013 to February 2019. At Wickr, Ms. DeTrani oversaw the company’s legal and human resources functions, ensuring compliance with evolving privacy regulations. Earlier in her career, Ms. DeTrani served as an Assistant U.S. Attorney with the U.S. Department of Justice in the Southern District of California. Ms. DeTrani received her J.D. from the University of Michigan Law School and her B.A. from Dartmouth College.

Brooks Ensign has served as our Chief Financial Officer and Treasurer since January 2026. Mr. Ensign’s prior experience includes senior finance and accounting roles with software and life sciences companies. From February 2025 until January 2026, Mr. Ensign served as a consultant for various clients, including serving as Interim CFO for Nuvox Therapeutics, Inc. from February 2025 to July 2025. He previously served as Vice President, Controller for Aptose Biosciences Inc., a clinical-stage biotechnology company developing targeted cancer therapies, from December 2022 until September 2024. Previously, Mr. Ensign served as Global Corporate Controller and Acting Chief Financial Officer from July 2021 to October 2022 for Silvaco Group, Inc.

(“Silvaco”), a multinational semiconductor design software company, where he led the global finance and account teams in preparation for Silvaco’s initial public offering. He also served as the controller for Nervana Systems, Inc., a deep learning artificial intelligence start-up that was subsequently acquired by Intel Corporation for $408 million. Earlier in his career, Mr. Ensign managed corporate development transactions in Central and Eastern Europe for ICN Pharmaceuticals, Inc. Mr. Ensign was an officer in the U.S. Navy, with combat experience in the Persian Gulf. Mr. Ensign received his M.B.A. from Harvard Business School, his B.A. from Harvard College and his Master’s degree in Accounting from National University, where he has also served as an instructor in finance and data science since 2013.

Non-Employee Directors

Erik Prince has served as the chairman of our board of directors since December 2025. He is the founder and Managing Partner of Frontier Resource Group LLC, a private equity firm focused on investments in natural resource and infrastructure projects in emerging markets. Previously, Mr. Prince founded Blackwater USA, a global security and training services company, where he served as Chief Executive Officer from 1997 to 2009. From 2014 to 2021, Mr. Prince served as Executive Director and Deputy Chairman of Frontier Services Group Limited, a Hong Kong Stock Exchange-listed company providing aviation and logistics services. Mr. Prince began his career as a U.S. Navy SEAL following his graduation from Hillsdale College with a B.A. in Economics in 1992. We believe Mr. Prince is qualified to serve on our board of directors due to his extensive leadership experience in global operations, his expertise in military technology investments, and his prior service on the board of a publicly listed company.

Edward N. Antoian has served as a member of our board of directors since January 2026. Mr. Antoian has served as Principal and Senior Strategic Advisor at Sequoia Financial Group since March 2023, and previously founded and served as partner at Zeke Capital Advisors from January 2008 to February 2023. Previously, he held senior portfolio manager roles at Chartwell Investment Partners and Delaware Management, with earlier roles at E.F. Hutton and as a CPA at Price Waterhouse. Mr. Antoian received his B.S. in Accounting from the State University of New York at Albany and his M.B.A. in Finance from the University of Pennsylvania. Mr. Antoian is both a CFA and CPA, contributing deep finance and accounting expertise and qualifying him as an SEC “audit committee financial expert.” He is independent under NASDAQ standards and serves as director for a not-for-profit entity and three private companies. We believe that Mr. Antoian is qualified to serve on our board of directors due to his extensive experience as a portfolio and fund manager and his specialized expertise in finance and investment matters.

Amir Frenkel has served as a member of our board of directors since January 2026. Mr. Frenkel currently serves as Vice President, GenAI at Meta Platforms, Inc. (NASDAQ: META) (formerly Facebook, Meta), a global social networking and technology company. Mr. Frenkel has been with Meta since November 2016 and held senior leadership roles overseeing artificial intelligence, applied research, engineering and product development, and has managed large, multi-disciplinary teams supporting core research and product initiatives. Previously, Mr. Frenkel served as Director of Engineering at Alphabet Inc. (NASDAQ: GOOGL) (formerly Google) from June 2015 to November 2016, where he led research and development efforts for Google Glass and wearable computing devices. From December 2012 to June 2015, Mr. Frenkel served as Director of Engineering at Amazon.com, Inc. (NASDAQ: AMZN), where he held a senior engineering leadership role supporting research and development working on the company’s digital products, devices and services. Earlier in his career, Mr. Frenkel served as Director of Silicon Valley OMAP Android Platform Development at Texas Instruments (NASDAQ: TXN) from January 2012 to December 2012. Mr. Frenkel served as Director of Engineering at Palm, Inc. (“Palm”) from December 2007 to mid-2011 when Palm was acquired by Hewlett-Packard Company (NYSE: HPE), where he served as Director of Engineering in the Palm business unit from mid-2011 to January 2012. Mr. Frenkel received his B.Sc. in Computer Engineering from Technion – Israel Institute of Technology. We believe Mr. Frenkel is qualified to serve on our board of directors due to his extensive experience managing large-scale engineering organizations and leading advanced technology and artificial intelligence initiatives.

Serhii Kupriienko has served as a member of our board of directors since December 2023. He previously served as our Chief Executive Officer (Global) from September 2025 to August 2026, our Chief Executive Officer from January 2024 to September 2025 and our Secretary from September 2025 to January 2026. Previously, Mr. Kupriienko served as General Manager of AI of Squad Ukraine LLC (“Squad Ukraine”), a research and development company that develops AI-powered smart camera solutions from January 2021 until January 2023 and as their Vice President of Business Continuity and Protection from January 2023 until September 2023, where he led the end-to-end development and delivery of AI and computer vision software to more than 25 million end-user devices and oversaw team reallocation and safety operations. Previously, Mr. Kupriienko served in multiple research leadership roles at Ring LLC (Ring) in Ukraine, including as Research Program Manager from January 2018 until January 2021, as Head of Research from June 2018 until January of 2021, as Director of Research from November 2018 until January 2021, and as General Manager of Research from April 2019 until January 2021. At Ring, he managed multiple AI and engineering teams to deliver AI and computer-vision software. Mr. Kupriienko received his Master’s Degree in Computer Science from the Chernihiv Polytechnic National

University in Ukraine in 2007. Mr. Kupriienko is a citizen of Ukraine and currently a resident of Poland. We believe that Mr. Kupriienko is qualified to serve on our board of directors due to his extensive experience with AI computer-vision software companies, as well as his engineering and managerial expertise.

Derek Reisfield has served as a member of our board of directors since January 2026. He is the Co-Founder and has served as the Chief Executive Officer of Edisource International, LLC, an AI content creation company, since January 2024. He is also a Senior Advisor of G2 Capital Advisors, a consulting firm which serves private equity owned companies, a position he has held since September 2024. Mr. Reisfield also served as the Chief Financial Officer of AllSci, LLC, an AI driven science research information platform during 2024. He served as the Chief Financial Officer, Treasurer and Secretary of Ondas Inc. (“Ondas”) (NASDAQ: ONDS), an autonomous drone company from December 2021 to September 2023. Mr. Reisfield also served as Chief Financial Officer, Treasurer and Secretary of Ondas Networks Inc., a division of Ondas focused on secure software-defined wireless industrial networks. Mr. Reisfield also served as a Director of Ondas, and its predecessor from April 2016 to September 2023. From 2018 to 2020, he served as an independent business consultant. From 2015 to December 2018, Mr. Reisfield served as Vice President, Strategy and Business Development of MetaRail, Inc. (formerly, Wayfare Interactive Technologies, Inc.), a company that provides commerce search capabilities to digital publishers and marketers. In 2008, Mr. Reisfield co-founded BBN Networks, LLC, formerly known as BBN Networks, Inc., a digital advertising and marketing solutions company focused on the B2B sector, where he served as Chief Executive Officer until 2014 and as Chairman until 2015. Mr. Reisfield was Executive Vice President and Chief Financial Officer of Fliptrack, Inc., a social mobile gaming company, from 2007 to 2008. He served as Chairman of Strands, Inc., an early AI company which serves financial institutions, from 2004 to 2006. He was an independent consultant from 2002 to 2007 working with digital startups and large consumer-oriented companies facing digital threats and opportunities. He was Co-Founder and Managing Principal of i-Hatch Ventures, LLC from 1999 to 2001, Co-Founder, Vice Chairman and Executive Vice President of Luminant, Inc., a digital consulting firm, from 1999 to 2000, Co-Founder and Chairman of MarketWatch, a financial and business news and information company, from 1997 to 1998, President CBS New Media from 1997 to 1998, Vice President, Business Development of CBS from 1996 to 1997, Director of Strategic Management CBS and its predecessor Westinghouse Electric Corporation, Inc. from 1996 to 1997. Prior to that, Mr. Reisfield was the Co-Founder of the Media and Telecommunications Practice of Mitchell Madison Group, LLC, a management consultancy and a leader of the Media and Telecommunications practice of McKinsey & Company, Inc., a management consultancy. He has served on several public corporation boards. Mr. Reisfield is a director emeritus of the San Francisco Zoological Society. Mr. Reisfield received his B.A. in history from Wesleyan University in 1985 and his M.A. in Communications Management from the Annenberg School of Communications of the University of Southern California in 1986. We believe that Mr. Reisfield is qualified to serve on our board of directors due to his extensive experience leading and managing companies in the AI, unmanned air vehicle, and defense sectors, and as a seasoned consultant to numerous private and public companies in the media and technology sectors.

Philip Wagenheim has served as a member of our board of directors since September 2025. He currently serves as a member of the board of directors of Immunome, Inc. (“Immunome”) (Nasdaq: IMNM), a position he has held since 2017. Mr. Wagenheim previously served as Immunome’s interim Chief Executive Officer from January 2017 to March 2017. Previously, Mr. Wagenheim served as a Managing Member of Broadband Capital Partners, LLC from March 2000 until April 2016. He has also served as Vice Chairman of and held various leadership roles at Broadband Capital Management LLC and its affiliates from March 2000 until April 2016. In addition, Mr. Wagenheim served as Secretary, President and a member of the board of directors of Committed Capital Acquisition Corporation II from April 2014 to June 2017. Mr. Wagenheim has served on the board of directors of Hydrobuilder Holdings LLC, a private hydroponics company, since December 2020, and as chief executive officer of Sacrilege Motors LLC, a private automative technology company, since 2021. Mr. Wagenheim received his B.B.A. from the University of Miami in 1992. We believe that Mr. Wagenheim is qualified to serve on our board of directors due to his extensive experience as a venture capital investor and his financial expertise.

Justin Zeefe has served as a member of our board of directors since October 2025. He is the founder and General Partner of Green Flag Ventures, LLC, a U.S.-based venture capital firm investing in early-stage startups developing dual-use, defense, AI, and cyber technologies critical to global and regional security. Previously, Mr. Zeefe co-founded Nisos Holdings Inc., a Series C-backed firm specializing in human risk management and threat intelligence, where he served as Chief Executive Officer from 2015 to 2020 and as a member of the board of directors from 2015 to 2025. From 2004 to 2014, Mr. Zeefe served as a front-line intelligence officer for the U.S. government, leading and supporting national security operations focused on countering technical and geopolitical threats. Mr. Zeefe received his B.A. in Political Science and German from The Ohio State University in 1999 and his J.D. with concentration in International Law from Boston University School of Law in 2002. We believe Mr. Zeefe is qualified to serve on our board of directors due to his extensive experience as a startup founder, his decade of service in U.S. intelligence, and specialized expertise as a venture capital investor in the defense and security sector.

Board Composition

Our board of directors consists of eight (8) members. All of our directors are members pursuant to the board composition provisions of our Charter and our Bylaws. Our nominating and corporate governance committee and our board of directors consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our Charter and Bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Our shares are currently listed on Nasdaq under the ticker symbol “SWMR.” Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within 12 months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within 12 months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Pursuant to Rule 10A-3, a minority of a company’s audit committee may be comprised of non-independent directors for a period of up to one year after becoming subject to Rule 10A-3 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates. Our board of directors has determined that all members of our board of directors, except Alexander Fink, are independent directors, including for purposes of the rules of Nasdaq and relevant federal securities laws and regulations. In making such independence determinations, our board of directors considered the relationships that each nonemployee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Following the completion of our Initial Public Offering, the composition and functioning of our board of directors and each of our committees comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Alexander Fink is not an independent director under these rules because he is an executive officer.

Staggered Board

In accordance with the terms of our Charter and Bylaws, our board of directors is divided into three staggered classes of directors of the same or nearly the same number and each are assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Our directors are divided among the three classes as follows:

●	our Class I directors are Justin Zeefe and Edward Antoian, and their terms will expire at our first annual meeting of stockholders to be held after the closing of the Initial Public Offering;

●	our Class II directors are Amir Frenkel, Derek Reisfield and Philip Wagenheim, and their terms will expire at our second annual meeting of stockholders to be held after the closing of the Initial Public Offering; and
●	our Class III directors are Alexander Fink, Erik Prince and Serhii Kupriienko, and their terms will expire at our third annual meeting of stockholders to be held after the closing of the Initial Public Offering.

Our Charter and Bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. See the “Description of Capital Stock — Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” section of this prospectus for a discussion of these and other anti-takeover provisions found in our Charter and Bylaws.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. The board of directors may also establish other committees from time to time to assist us and our board of directors. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations. Each committee’s charter is available on our website at https://www.swarmer.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit Committee

Our audit committee is comprised of Edward Antoian, Derek Reisfield and Philip Wagenheim, with Derek Reisfield serving as chair of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq Stock Market rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has determined that Derek Reisfield is an “audit committee financial expert” within the meaning of the SEC regulations and the applicable rules of The Nasdaq Stock Market. The audit committee’s responsibilities include:

●	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;
●	ensuring the independence of the independent registered public accounting firm;
●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
●	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
●	considering the effectiveness of our internal controls and internal audit function;
●	reviewing material related-party transactions or those that require disclosure; and
●	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Edward Antoian, Amir Frenkel, Derek Reisfield, Justin Zeefe and Philip Wagenheim, with Amir Frenkel serving as chair of the committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Our board of directors has determined that each member of the compensation committee is “independent” as defined in the rules of The Nasdaq Stock Market. The composition of our compensation committee meets the requirements for independence under the listing standards of The Nasdaq Stock Market, including the applicable transition rules. Our board of directors intends to cause our compensation committee to be comprised of only directors that are independent under the rules of The Nasdaq Stock Market within one year of our Initial Public Offering. The compensation committee’s responsibilities include:

●	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer (U.S.);
●	evaluating the performance of our Chief Executive Officer (U.S.) in light of such corporate goals and objectives and, based on such evaluation, recommending to the board of directors the cash compensation of our Chief Executive Officer (U.S.);
●	reviewing and recommending to our board of directors the compensation of our directors; reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;
●	administering our stock and equity incentive plans;
●	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	retaining and approving the compensation of any compensation advisors;
●	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and
●	reviewing all overall compensation policies and practices.

Nominating and Corporate Governance Committee

Our nominating and governance committee is comprised of Edward Antoian, Amir Frenkel and Philip Wagenheim, with Philip Wagenheim serving as the chair of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable rules of The Nasdaq Stock Market. The nominating and corporate governance committee’s responsibilities include:

●	identifying and recommending candidates for membership on our board of directors;
●	recommending directors to serve on board committees;
●	reviewing and recommending our corporate governance guidelines and policies;
●	reviewing proposed waivers of the code of conduct for directors and executive officers;
●	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and
●	assisting our board of directors on corporate governance matters.

Leadership Structure and Risk Oversight

The positions of our chairman of the board and chief executive officer are separated, with Alexander Fink serving as our Chief Executive Officer (U.S.) and President and Erik Prince serving as the chairman of our board of directors. Separating these positions allows Mr. Fink to focus on our day-to-day business, while allowing Mr. Prince to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that Mr. Fink, as our Chief Executive Officer (U.S.) and President, must devote to his position in the current business environment, as well as the commitment required by Mr. Prince to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure. Our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of our operations and corporate functions, our board of directors addresses the primary risks associated with those operations and corporate functions.

In addition, our board of directors reviews the risks associated with our business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our risks that fall within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Executive Officer (U.S.) reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Executive Officer (U.S.). The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see the “Certain Relationships and Related Party Transactions” section of this prospectus.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available on our website at https://www.swarmer.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past 10 years.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth information regarding compensation earned with respect to the fiscal years ended December 31, 2025 and 2024 by our executive officers, who are referred to as our named executive officers.

To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options and restricted stock.

Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophies and compensation plans and arrangements as circumstances require.

				Non-Equity
			Option	Incentive Plan	All Other
		Salary	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)	($)
Serhii Kupriienko(3)(4)	2025	166,985	—	—	—	166,985
Former Chief Executive Officer (Global)	2024	92,243				92,243
Alexander Fink(3)(5)	2025	121,897	—	—	—	121,897
Chief Executive Officer (U.S.) and President, and former Chief Financial Officer and Treasurer	2024	16,500				16,500

(1)These amounts represent the aggregate grant date fair value for option awards granted during our fiscal years ended December 31, 2025 and 2024, as applicable, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)No non-equity incentive plan compensation was earned by or paid to our named executive officers during the fiscal years ended December 31, 2025 and 2024.

(3)Each of Mr. Kupriienko and Mr. Fink was also a member of our board of directors, but neither received any additional compensation in his respective capacity as a director.

(4)Mr. Kupriienko’s employment with us commenced on December 21, 2023 and his salary for the year ended December 31, 2025 reflects (i) $132,000 received as compensation from Swarmer, Inc and (ii) $34,985 received as compensation from ARS, our wholly owned subsidiary. Mr. Kupriienko’s salary for the year ended December 31, 2024 reflects (i) $88,828 received as compensation from Swarmer, Inc and (ii) $3,415 received as compensation from ARS, our wholly owned subsidiary. Mr. Kupriienko’s employment with us terminated on August 19, 2026.

(5)

Mr. Fink’s employment with us commenced on December 21, 2023 and his salary for the year ended December 31, 2025 reflects $121,897. Mr. Fink’s salary was paid in accordance with the terms of a consulting agreement for the year ended December 31, 2024. Mr. Fink previously served as our Chief Financial Officer and Treasurer until January 2026.

Narrative Disclosure to Summary Compensation Table

Base Salaries

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills and expertise.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. Our named executive officers have been granted certain options to purchase shares of our common stock, as described in more detail in the “Outstanding Equity Awards at 2024 Fiscal Year-end” table below.

Employment Agreements

We have entered into employment agreements with each of our named executive officers in connection with their employment with us, the material terms of which are described below. These executive employment agreements provide for “at will” employment, subject to certain notice and severance requirements. Each of the named executive officers was also required to enter into restrictive covenant agreements which obligate each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment. Such restrictive covenant agreements also contain non-competition and non-solicitation protections in our favor.

Serhii Kupriienko We entered into an employment agreement with Mr. Kupriienko with respect to his service as Secretary and Chief Executive Officer (Global) on September 22, 2025, as amended by the Amendment to the Employment Agreement on February 18, 2026. Under the terms of the agreement, as amended, Mr. Kupriienko is entitled to an initial annual base salary of $250,000. Additionally, pursuant to the terms of the employment agreement, as amended, Mr. Kupriienko received 1,341,840 restricted stock units (the “Kupriienko RSUs”) and 400,000 options (the “Kupriienko Options”) at an exercise price equal to $5.00 per share in connection with the consummation of our Initial Public Offering. The Kupriienko Options shall vest, subject to Mr. Kupriienko’s continued service, in 1/48th monthly installments on each monthly anniversary of the date of grant, commencing on the first month anniversary of the date of grant; provided, however, that 100% of the Kupriienko Options shall vest upon a change of control. Mr. Kupriienko’s employment with us terminated on August 19, 2026, and the Kupriienko RSUs that were unvested upon such termination of his employment were forfeited.

Alexander Fink We entered into an employment agreement with Mr. Fink with respect to his service as President and Chief Executive Officer (U.S.) on September 22, 2025, as amended by the Amendment to the Employment Agreement on February 18, 2026. Under the terms of the agreement, as amended, Mr. Fink is entitled to an initial annual base salary of $250,000. Additionally, pursuant to the terms of the employment agreement, Mr. Fink received 1,341,840 restricted stock units (the “Fink RSUs”, and together with the Kupriienko RSUs, the “Management RSUs”) and 400,000 options (the “Fink Options”, and together with the Kupriienko Options, the “Management Options”) at an exercise price equal to $5.00 per share in connection with the consummation of our Initial Public Offering. The Fink RSUs shall vest, subject to Mr. Fink’s continued employment, in 6/48ths on September 16, 2026, and the remainder will vest in 1/48th monthly installments thereafter and the Fink Options shall vest, subject to Mr. Fink’s continued employment, in 1/48th monthly installments on each monthly anniversary of the date of grant, commencing on the first month anniversary of the date of grant; provided, however, that 100% of the Fink RSUs and Fink Options shall vest upon a change of control.

Outstanding Equity Awards at December 31, 2025

The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2025, to each of the executive officers named in the Summary Compensation Table.

Option
		Unexercised	Option	Option
	Option (#)	Options (#)	Exercise	Expiration
Name	Exercisable	Unexercisable	Price	Date
Serhii Kupriienko	3,292,275	2,351,625	$0.00001	09/14/2033
Alexander Fink(2)	—	—	—	—
(1)	Each of the outstanding equity awards in the table above was granted pursuant to our 2023 Plan.

(2)	Mr. Fink had no stock options outstanding on the last day of the fiscal year ended December 31, 2025.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Equity Compensation Plans

Our equity compensation plans were established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in us and to align their interests and efforts with the long-term interests of our stockholders.

2026 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2026 Equity Incentive Plan upon the closing of our Initial Public Offering. Our 2026 Plan is a successor to our 2024 Stock Plan and became effective on the execution of the underwriting agreement in connection with our Initial Public Offering. No further grants were made under our 2024 Stock Plan upon our 2026 plan becoming effective.

Eligibility. The 2026 Plan allows us, under the direction of our compensation committee, to make grants of stock options, restricted and unrestricted stock awards, restricted stock units and other stock- based awards to employees, consultants and directors who, in the opinion of the compensation committee, are in a position to make a significant contribution to our long-term success. All employees, directors and consultants of the Company and its affiliates will be eligible to participate in the 2026 Plan.

Shares Available for Issuance. The 2026 Plan provides for the issuance of up to 5,400,000 shares of our common stock plus a number of additional shares to be issued if awards outstanding under our 2024 Stock Plan are cancelled or expire. Generally, shares of common stock reserved for awards under the 2026 Plan that lapse or are cancelled (other than by exercise) will be added back to the share reserve available for future awards. However, shares of common stock tendered in payment for an award or shares of common stock withheld for taxes are not available again for future awards. In addition, shares repurchased by the Company with the proceeds of the option exercise price may not be reissued under the 2026 Plan.

Stock Options. Stock options granted under the 2026 Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet those requirements. Incentive Stock Options may be granted to employees of the Company and its affiliates. Non-qualified options may be granted to employees, directors and consultants of the Company and its affiliates and the term of the option may not be longer than ten years. The exercise price of a stock option may not be less than 100% of the fair market value of our common stock on the date of grant. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of our capital stock, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant and the term of the option may not be longer than five years.

Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability but will not be exercisable if the termination of service was due to cause.

Restricted Stock. Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain time or performance-based vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited.

During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that the holder of such restricted stock is not entitled to receive dividends during the restricted period and the restrictions set forth in the applicable award agreement apply. For example, the holder of restricted stock may vote the restricted shares; but he or she may not sell the shares until the restrictions are lifted.

Restricted Stock Units. Restricted stock units are phantom shares that vest in accordance with terms and conditions established by the compensation committee and when the applicable restrictions lapse, the grantee shall be entitled to receive a payout in cash, shares or a combination thereof based on the number of restricted stock units as specified in the award agreement. Dividend equivalents may accrue but shall not be paid prior to, and only to the extent that the restricted stock unit award vests.

Other Stock-Based Awards. The 2026 Plan authorizes the grant of other types of stock-based compensation including, but not limited to stock appreciation rights, and phantom stock awards. Our board of directors or an authorized committee may award such stock-based awards subject to such conditions and restrictions as it may determine. These conditions and restrictions may include continued employment with us through a specified restricted period or achievement of one or more performance goals.

Plan Administration. In accordance with the terms of the 2026 Plan, our board of directors authorized our compensation committee to administer the 2026 Plan. The compensation committee may delegate part of its authority and powers under the 2026 Plan to one or more of our directors and/or officers, but only the compensation committee can make awards to participants who are subject to the reporting and other requirements of Section 16 of the Securities Exchange Act of 1934, as amended. In accordance with the provisions of the 2026 Plan, our compensation committee determines the terms of awards, including:

●	which employees, directors and consultants will be granted awards;
●	the number of shares subject to each award;
●	the vesting provisions of each award;
●	the termination or cancellation provisions applicable to awards; and
●	all other terms and conditions upon which each award may be granted in accordance with the 2026 Plan.

In addition, our compensation committee may, in its discretion, amend any term or condition of an outstanding award provided (i) such term or condition as amended is permitted by our 2026 Plan, and (ii) any such amendment shall be made only with the consent of the participant to whom such award was made, if the amendment adversely affects the rights of the participant unless such amendment is required by applicable law or necessary to preserve the economic value of such award.

Changes in Capitalization. If our common stock shall be subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of our common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the exercise price per share of stock options or purchase price, if any, and performance goals applicable to performance-based awards, if any, to reflect such subdivision, combination or stock dividend.

Corporate Transactions. If we are to be consolidated with or acquired by another entity in a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our 2026 Plan, as to some or all outstanding awards:

●	provide that all outstanding options shall be assumed or substituted by the successor corporation;
●	upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;
●	in the event of a merger pursuant to which holders of our common stock will receive a cash payment or other consideration for each share surrendered in the merger, make or provide for a payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;
●	provide that outstanding stock-based awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event; and
●	with respect to stock-based awards and in lieu of any of the foregoing, our board of directors or an authorized committee may provide that, upon consummation of the transaction, each outstanding stock based award shall be terminated in exchange for payment of an amount equal to the cash or other consideration payable upon consummation of such transaction to a holder of the number of shares of common stock comprising such award (to the extent such stock based award is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of our board of directors or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction).

Amendment and Termination. The 2026 Plan may be amended by our stockholders. It may also be amended by our compensation committee, provided that any amendment approved by our compensation committee which is of a scope that requires stockholder approval as required by (i) the rules of The Nasdaq Stock Market, (ii) in order to ensure favorable federal income tax treatment for any incentive stock options under Code Section 422 or (iii) for any other reason, is subject to obtaining such stockholder approval. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent unless such amendment is required by applicable law or necessary to preserve the economic value of such award.

Duration of Plan. The 2026 Plan will expire by its terms on February 18, 2036.

2024 Stock Plan

Our board of directors adopted, and our stockholders approved, the 2024 Stock Plan in January 2024. The 2024 Stock Plan was amended in August 2024, September 2025 and December 2025. We will not grant any new awards under the 2024 Stock Plan. However, any outstanding stock awards granted under the 2024 Stock Plan will remain outstanding, subject to the terms of our 2024 Stock Plan and award agreements, until such awards are exercised, terminated or expire in accordance with their terms.

Eligibility. The 2024 Stock Plan allows us to make grants of stock options and restricted stock awards to our employees, officers, directors, and consultants, including employees and consultants of our affiliates. All employees, directors, and consultants of the Company and its affiliates are eligible to participate in the 2024 Stock Plan.

Shares Available for Issuance. The 2024 Stock Plan provides for the issuance of up to 3,846,046 shares of our common stock, subject to certain capitalization adjustments. Shares of common stock reserved for awards under the 2024 Stock Plan that (i) expire or become unexercisable without being exercised in full, (ii) are surrendered pursuant to an option exchange program (as defined in the 2024 Stock Plan), (iii) are withheld upon exercise of an award to satisfy the exercise or purchase price of such award or to cover tax withholding obligations, or (iv) are forfeited to or repurchased by us due to a failure to vest, are added back to the share reserve available for future awards. The maximum number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options under our 2024 Stock Plan is 3,846,046 shares, plus the shares that are added back to the share reserve available for future awards.

Stock Options. Stock options granted under the 2024 Stock Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or nonstatutory stock options, which are not intended to meet those requirements. Incentive stock options may be granted to our employees and employees of any parent or subsidiary. Nonstatutory stock options may be granted to employees, directors and consultants of the Company and its affiliates.

The exercise price per share of all stock options generally must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of a stock option may not exceed ten years. An incentive stock option granted to a participant who, on the date of grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant.

Award agreements for stock options include rules for the exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options are exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability but are not exercisable if the termination of service was due to cause.

Restricted Stock. Restricted stock awards are grants of shares of our common stock that are subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a restricted period. If the participant does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. Shares of restricted stock vest, and the restrictions on such shares lapse, in accordance with terms and conditions set forth in the restricted stock award agreement.

Plan Administration. The 2024 Stock Plan is administered by our board of directors or a committee appointed by it. The administrator has full power to, among other things, (i) determine the fair market value of our common stock, (ii) select the individuals to whom awards may be granted, (iii) determine the number of shares covered by each award, (iv) approve forms of award agreements for use under the 2024 Stock Plan, (v) determine the specific terms and conditions of each award, (vi) amend the terms and conditions of any award, (vii) to determine whether and under what circumstances an option may be settled in cash instead of common stock, (viii) institute and determine the terms of an option exchange program under which outstanding awards are exchanged for other awards or cash, or amended to decrease the exercise price, (ix) approve addenda to the 2024 Stock Plan or modify the terms of any outstanding award held by a participant who is a foreign national or employed outside of the U.S. to accommodate differences in local law, tax policy or custom, and (x) construe and interpret the terms of the 2024 Stock Plan and awards.

Changes in Capitalization. In the event of certain changes in our capitalization, such as if our common stock is subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of our common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the exercise price per share of stock options or purchase price, if any, to reflect such subdivision, combination or stock dividend.

Corporate Transactions. Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2024 Stock Plan, as to some or all outstanding awards: (i) provide that an award be continued by us if we are the surviving entity, (ii) provide for the assumption or substitution of an award by the successor corporation or its parent, (iii) provide for the cancellation of an award in exchange for a payment equal to the excess of (1) the fair market value of the shares of our common stock subject to such award as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid for the shares subject to the award; or (iv) provide for the cancellation of outstanding options or restricted stock for no consideration.

Amendment and Termination. Our board of directors may amend or terminate the 2024 Stock Plan at any time, provided that stockholder approval is obtained where such approval is required by applicable law, and provided that no such action may adversely affect any rights under any outstanding award without the participant’s consent, unless such amendment is required by applicable law.

2023 Stock Plan

Our board of directors adopted, and our stockholders approved, the 2023 Stock Plan in September 2023. Following the adoption of the 2024 Stock Plan, no further stock awards were granted under the 2023 Stock Plan. However, any outstanding stock awards granted under the 2023 Stock Plan will remain outstanding, subject to the terms of our 2023 Stock Plan and award agreements, until such awards are exercised, terminated or expire in accordance with their terms.

Eligibility. The 2023 Stock Plan allows us to make grants of stock options and restricted stock awards to our employees, officers, directors, and consultants, including employees and consultants of our affiliates. All employees, directors, and consultants of the Company and its affiliates are eligible to participate in the 2023 Stock Plan.

Shares Available for Issuance. The 2023 Stock Plan provides for the issuance of up to 5,643,900 shares of our common stock, subject to certain capitalization adjustments. Shares of common stock reserved for awards under the 2023 Stock Plan that (i) expire or become unexercisable without being exercised in full, (ii) are surrendered pursuant to an option exchange program (as defined in the 2023 Stock Plan), (iii) are withheld upon exercise of an award to satisfy the exercise or purchase price of such award or to cover tax withholding obligations, or (iv) are forfeited to or repurchased by us due to a failure to vest, are added back to the share reserve available for future awards. The maximum number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options under our 2023 Stock Plan is 5,643,900 shares, plus the shares that are added back to the share reserve available for future awards.

Stock Options. Stock options granted under the 2023 Stock Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or nonstatutory stock options, which are not intended to meet those requirements. Incentive stock options may be granted to our employees and employees of any parent or subsidiary. Nonstatutory stock options may be granted to employees, directors and consultants of the Company and its affiliates.

The exercise price per share of all stock options generally must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of a stock option may not exceed ten years. An incentive stock option granted to a participant who, on the date of grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant.

Award agreements for stock options include rules for the exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options are exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability but are not exercisable if the termination of service was due to cause.

Restricted Stock. Restricted stock awards are grants of shares of our common stock that are subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a restricted period. If the participant does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. Shares of restricted stock vest, and the restrictions on such shares lapse, in accordance with terms and conditions set forth in the restricted stock award agreement.

Plan Administration. The 2023 Stock Plan is administered by our board of directors or a committee appointed by it. The administrator has full power to, among other things, (i) determine the fair market value of our common stock, (ii) select the individuals to whom awards may be granted, (iii) determine the number of shares covered by each award, (iv) approve forms of award agreements for use under the 2023 Stock Plan, (v) determine the specific terms and conditions of each award, (vi) amend the terms and conditions of any award, (vii) to determine whether and under what circumstances an option may be settled in cash instead of common stock, (viii) institute and determine the terms of an option exchange program under which outstanding awards are exchanged for other awards or cash, or amended to decrease the exercise price, (ix) approve addenda to the 2023 Stock Plan or modify the terms of any outstanding award held by a participant who is a foreign national or employed outside of the U.S. to accommodate differences in local law, tax policy or custom, and (x) construe and interpret the terms of the 2023 Stock Plan and awards.

Changes in Capitalization. In the event of certain changes in our capitalization, such as if our common stock is subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of our common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the exercise price per share of stock options or purchase price, if any, to reflect such subdivision, combination or stock dividend.

Corporate Transactions. Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2023 Stock Plan, as to some or all outstanding awards: (i) provide that an award be continued by us if we are the surviving entity, (ii) provide for the assumption or substitution of an award by the successor corporation or its parent, (iii) provide for the cancellation of an award in exchange for a payment equal to the excess of (1) the fair market value of the shares of our common stock subject to such award as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid for the shares subject to the award; or (iv) provide for the cancellation of outstanding options or restricted stock for no consideration.

Amendment and Termination. Our board of directors may amend or terminate the 2023 Stock Plan at any time, provided that stockholder approval is obtained where such approval is required by applicable law, and provided that no such action may adversely affect any rights under any outstanding award without the participant’s consent, unless such amendment is required by applicable law.

Other Compensation

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life and disability insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

During the fiscal year ended December 31, 2025, we did not pay any compensation, including cash or equity-based compensation to any of our non-employee directors for service on our board of directors. We will reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Mr. Kupriienko, our former Chief Executive Officer (Global), who is a member of our board of directors, and Mr. Fink, our Chief Executive Officer (U.S.) and President, who is a member of our board of directors, did not receive any additional compensation as named executive officers for their services as a director. Mr. Kupriienko and Mr. Fink’s compensation as named executive officers is set forth above.

Our board of directors adopted a director compensation policy for non-employee directors, which became effective upon the completion of our Initial Public Offering.

Non-Employee Director Compensation Policy

We have adopted a policy with respect to the compensation payable to our non-employee directors. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Any non-executive chairman of the board and the chairman of each committee receive higher retainers for such service. Our non-employee directors receive the following annual retainers for their service:

Position	Retainer
Board Member	$40,000
Board Chairperson	$—
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Nominating and Corporate Governance Committee Chair	$10,000
Audit Committee Member	$7,500
Compensation Committee Member	$5,000
Nominating and Corporate Governance Committee Member	$5,000

Equity awards for non-employee directors consist of (i) an initial equity award consisting of options to purchase shares of the combined organization’s common stock in an amount equal to the Black-Scholes value of $80,000 as of the grant date, upon first appointment to the board of directors, and (ii) annual equity awards consisting of options to purchase shares of common stock in an amount equal to the Black-Scholes value of $80,000 as of the grant date, vesting 12 months after the grant date. The term of each option is ten years, subject to earlier termination as provided in the 2026 Plan.

Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our Charter and Bylaws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive and Director Compensation” in this prospectus and the transactions described below, since our inception on May 15, 2023, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Sales and Purchases of Securities

Series A Preferred Stock Financing

In multiple closings held from September to January 2026, we issued and sold an aggregate of 2,491,721 shares of Series A-1 convertible preferred stock at a purchase price of $6.2711 per share for an aggregate purchase price of approximately $15.6 million. In connection with the issuance of the Series A-1 convertible preferred stock, existing SAFEs were automatically converted into the following: 223,336 shares of Series A-2 convertible preferred stock at a conversion price of $0.2975 per share, 223,246 shares of Series A-3 convertible preferred stock at a conversion price of $0.5000 per share, 1,262,162 shares of Series A-4 convertible preferred stock at a conversion price of $1.1667 per share, 12,756 shares of Series A-5 convertible preferred stock at a conversion price of $1.2499 per share, and 5,978 shares of Series A-6 convertible preferred stock at a conversion price of $2.6663 per share. We refer to this transaction as our Series A Preferred Stock Financing. Additionally, pursuant to the terms of the Securities Purchase Agreement for the Series A Preferred Stock Financing, we issued warrants to purchase 2,999,950 shares of the Company’s common stock, of which warrants to purchase 1,199,980 shares of the Company’s common stock were issued to Theseus Capital Partners LLC. The warrants have an exercise price of $3.3334 and will expire at 5:00 p.m. Eastern Time on March 22, 2027.

The tables below sets forth the aggregate number and purchase price of shares of each series of Series A convertible preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

	Shares of Series
	A-1 Convertible	Aggregate
	Preferred Stock	Purchase
Name	Purchased	Price
Theseus Capital Partners, LLC(1)	597,980	$3,749,992
RG.AI Technologies, Inc.	194,805	$1,221,642
D3 Fund, LP	139,939	$877,575
Green Flag Fund I, L.P.(2)	74,380	$466,444

(1)Philip Wagenheim, a member of our Board of Directors, is the Managing Partner of Theseus Capital Partners, LLC.

(2)Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.

Shares of Series A-2
Convertible Preferred
Stock Received upon
Name	Conversion of SAFEs
D3 Fund, LP	223,336

Shares of Series A-4
Convertible Preferred
Stock Received upon
Name	Conversion of SAFEs
RG.AI Technologies, Inc.	501,166
D3 Fund, LP	136,681
Green Flag Fund I, L.P.	191,354
Radius Fund I, L.P.	341,704

From November 2023 through August 2025, the Company entered into agreements consisting of a SAFE totaling $3,165,300. As noted above, in connection with the Series A Preferred Stock Financing, certain holders of our capital stock exchanged SAFEs held by such holders for Series A convertible preferred stock pursuant to the Series A Preferred Stock Purchase Agreement.

Agreements with Stockholders

SAFE Agreements

On November 6, 2023 and August 26, 2024, we entered into SAFE Agreements with D3 Fund, LP in an aggregate amount of $125,000 and $300,000, respectively. As noted above, in connection with the Series A Preferred Stock Financing, D3 Fund’s, SAFEs were converted into 223,336 shares of Series A-2 convertible preferred stock and 136,681 shares of Series A-4 convertible preferred stock, respectively.

On August 26, 2024, we entered into a SAFE Agreement with RG.AI Technologies, Inc. in an aggregate amount of $1,100,000. As noted above, in connection with the Series A Preferred Stock Financing, RG.AI Technologies’ SAFE was converted into 501,166 shares of Series A-4 convertible preferred stock.

On August 26, 2024, we entered into a SAFE Agreement with Green Flag Fund I, L.P. in an aggregate amount of $420,000. As noted above, in connection with the Series A Preferred Stock Financing, Green Flag’s SAFE was converted into 191,354 shares of Series A-4 convertible preferred stock. Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.

On August 29, 2024, we entered into a SAFE Agreement with Radius Fund I, L.P. in an aggregate amount of $750,000. As noted above, in connection with the Series A Preferred Stock Financing, Radius’ SAFE was converted into 341,704 shares of Series A-4 convertible preferred stock.

Investors’ Rights Agreement

In connection with the Series A Preferred Stock Financing, we entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) with Theseus Capital Partners LLC, RG.AI Technologies, Inc., D3 Fund, LP, Green Flag Radius and other investors. Philip Wagenheim, who serves as a member of our board of directors, is the managing partner of Theseus Capital Partners LLC and Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.

The Investors’ Rights Agreement grants to the holders of our outstanding convertible preferred stock certain rights, including certain registration rights with respect to the registrable securities held by them. See the section titled “Description of Capital Stock — Registration Rights” for additional information.

Voting Agreement

In connection with the Series A Preferred Stock Financing, we entered into a Voting Rights Agreement (the “Voting Agreement”) with Theseus Capital Partners LLC, RG.AI Technologies, Inc., D3 Fund, LP, Green Flag Radius and other investors. Philip Wagenheim, who serves as a member of our board of directors, is the managing partner of Theseus Capital Partners LLC and Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC.

The Voting Agreement grants to the holders of our outstanding convertible preferred stock certain rights, including, among other things, certain voting rights and drag-along rights. The Voting Agreement terminated upon the closing of our Initial Public Offering.

Warrants

Pursuant to the terms of the Securities Purchase Agreement for the Series A Preferred Stock Financing, we issued warrants to purchase 1,199,980 shares of common stock to Theseus Capital Partners LLC, 299,992 of which were subsequently transferred, resulting in warrants to purchase 899,988 shares of common stock held by Thesus Capital Partners LLC. The warrants have an exercise price of $3.3334, were immediately exercisable upon the closing of our Initial Public Offering and will expire at 5:00 p.m. Eastern Time on March 22, 2027. Philip Wagenheim, who serves as a member of our board of directors, is the managing partner of Theseus Capital Partners LLC.

Chief Strategic Advisor and Non-Executive Chairman Agreement with Erik Prince

On December 8, 2025, we entered into a Chief Strategic Advisor and Non-Executive Chairman Agreement (the “Prince Agreement”) with Erik Prince. The term of the Prince Agreement is for two years unless earlier terminated pursuant to the terms thereof and may be extended by mutual agreement of the parties thereto. Pursuant to the Prince Agreement, Mr. Prince was retained to serve as non-executive Chairman of our Board and Mr. Prince agreed to provide certain services to the company related to external representation of the Company, strategic function, business development and leadership support, communication and coordination, and external engagement and media communications as set forth in the Prince Agreement. As compensation for the services provided pursuant to the Prince Agreement, the Company granted Mr. Prince options to purchase up to an aggregate of 1,774,725 shares of common stock with an exercise price of $3.3334 per share of common stock, subject to adjustment therein (the Prince Options). The Prince Options vest as follows: (i) options to purchase up to 887,363 shares of common stock will vest on December 8, 2026; (ii) options to purchase up to 177,472 shares of common stock will vest in twelve equal monthly installments over the following twelve months with each installment vesting on the first day of every month following December 8, 2026; (iii) options to purchase up to 354,945 shares of common stock will vest upon the Company achieving $10.0 million in realized revenue directly attributable to customers introduced by Mr. Prince; and (iv) options to purchase up to 354,945 shares of common stock will vest upon the achievement either (A) the Company’s consummation of one or more equity financing transactions resulting in aggregate gross proceeds to the Company of at least $30,000,000, at a pre-money valuation of $300,000,000 or greater or (B) the Company achieving a market capitalization of $500,000,000 or greater for 20 of 30 consecutive Trading Days, as determined by the closing price of the Company’s common stock multiplied by the number of outstanding shares of common stock on each applicable Trading Day.

Indemnification Agreements

We have entered into agreements to indemnify our directors and certain executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies and Procedures for Related Party Transactions

We have adopted a written policy that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 31, 2026 for:

●	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our capital stock;
●	each of our directors;
●	each of our named executive officers; and
●	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 16,004,739 shares of common stock as of August 31, 2026, which includes 264,558 shares of unvested restricted stock, and the percentage of beneficial ownership after this offering in the table below is based on 18,350,407 shares of common stock. The percentage ownership information does not reflect any potential purchases of any shares of common stock in this offering by the beneficial owners identified in the table below.

		Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before	After
Name and Address of Beneficial Owner(1)	Owned	Offering	Offering
Greater than 5% Stockholders:
Theseus Capital Partners, LLC(2)	1,124,981	7.0%	6.1%
D3 Fund, LP(3)	940,569	5.9%	5.1%
RG.AI Technologies, Inc.(4)	1,309,331	8.2%	7.1%
Named Executive Officers and Directors:
Alexander Fink(5)	1,664,993	10.2%	8.9%
Erik Prince(6)	—	—	—
Philip Wagenheim(7)	1,127,492	7.0%	6.1%
Justin Zeefe(8)	502,438	3.1%	2.7%
Edward Antoian(9)	2,511	*	*
Amir Frenkel(10)	2,511	*	*
Serhii Kupriienko(11)	4,431,033	27.2%	23.8%
Derek Reisfield(12)	2,511	*	*
All current executive officers and directors as a group (10 persons)(13)	7,733,489	46.7%	40.9%
*	Indicates beneficial ownership of less than 1%.
(1)	Unless otherwise indicated, the address for each beneficial owner listed is c/o Swarmer, Inc, 4515 Seton Center Pkwy #330, Austin, TX 78759.
(2)

Consists of 1,124,981 shares of common stock held by Theseus Capital Partners. The number of shares beneficially owned does not reflect 899,988 shares of common stock issuable upon the exercise of warrants that are subject to a 4.99% beneficial ownership limitation and are not exercisable within 60 days of August 31, 2026. Philip Wagenheim, a member of our board of directors, is the managing partner of Theseus Capital Partners.

(3)

Consists of 940,569 shares of common stock Eveline Buchatskiy retains sole voting and dispositive power with regard to the shares of common stock held directly by D3 Fund, LP. The principal business address of D3 Fund, LP is Walkers Corporate Limited, 190 Elgin Ave, George Town, Grand Cayman KY1-9008, Cayman Islands.

(4)

Consists of 1,309,331 shares of common stock. Charles Eberly von Szecsey retains sole voting and dispositive power with regard to the shares of common stock held directly by RG.AI Technologies, Inc. The principal business address of RG.AI Technologies, Inc. is 5900 Balcones Drive, Suite 5654, Austin, TX 78731.

(5)

Consists of (i) 1,146,417 shares of common stock, (ii) 264,558 shares of issued but unvested restricted common stock, (iii) 41,666 shares of common stock underlying options that have vested and are exercisable as of August 31, 2026, (iv) 16,667 shares of common stock underlying options that will vest and become exercisable within 60 days after such date and (v) 195,685 shares of common stock underlying restricted stock units that will vest and settle within 60 days after such date, in each case held by Mr. Fink. The number of shares beneficially owned does not reflect (i) 1,146,155 shares of common stock underlying unvested restricted stock units and (ii) 341,667 shares of common stock underlying options held by Mr. Fink that will vest more than 60 days after such date.

(6)	Mr. Prince does not (i) hold any shares of common stock or (ii) hold any options that are vested and exercisable for shares of common stock as of August 31, 2026 or within 60 days of August 31, 2026.
(7)

Consists of (i) 1,124,981 shares of common stock held by Theseus Capital Partners, and (ii) 2,511 shares of common stock underlying options that have vested and are exercisable as of August 31, 2026 held by Mr. Wagenheim. The number of shares beneficially owned does not reflect 899,988 shares of common stock issuable upon the exercise of warrants that are subject to a 4.99% beneficial ownership limitation and are not exercisable within 60 days of August 31, 2026. Philip Wagenheim, a member of our board of directors, is the managing partner of Theseus Capital Partners.

(8)

Consists of (i) 499,927 shares of common stock held by Green Flag Fund I, L.P., and (ii) 2,511 shares of common stock underlying options that have vested and are exercisable as of August 31, 2026 held by Mr. Zeefe. Justin Zeefe, a member of our Board of Directors, is the Founder and General Partner of Green Flag Ventures, LLC. The principal business address of Green Flag Ventures, LLC is 4407 Dulcinea Ct Woodland Hills, CA 91364.

(9)	Consists of 2,511 shares of common stock underlying options that have vested and are exercisable as of August 31, 2026 held by Mr. Antoian.
(10)	Consists of 2,511 shares of common stock underlying options that have vested and are exercisable as of August 31, 2026 held by Mr. Frenkel.

(11) Consists of (i) 4,137,537 shares of common stock, (ii) 41,666 shares of common stock underlying options that have vested and are exercisable as of August 31, 2026 and (iii) 251,830 shares of common stock underlying options that will vest and become exercisable within 60 days after such date, in each case held by Mr. Kupriienko. The number of shares beneficially owned does not reflect 1,752,642 shares of common stock underlying options held by Mr. Kupriienko that will vest more than 60 days after such date. The restricted stock units held by Mr. Kupriienko that were unvested upon the termination of his employment with us on August 19, 2026 were forfeited.

(12)	Consists of 2,511 shares of common stock underlying options that have vested and are exercisable as of August 31, 2026 held by Mr. Reisfield.
(13)	See notes 5 through 12.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.00001 per share and 10,000,000 shares of preferred stock, par value $0.00001 per share, all of which are undesignated. As of August 31, 2026, there were 16,004,739 shares of our common stock issued and outstanding, which includes 264,558 shares of unvested restricted stock, zero shares of preferred stock issued and zero shares of our preferred stock outstanding. As of August 31, 2026, we had 39 holders of record of our common stock.

The following description of our capital stock and provisions of our Charter and Bylaws are summaries of material terms and provisions and are qualified by reference to our Charter and Bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect the content of the Charter and Bylaws.

Common Stock

We are authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under the “— Anti-Takeover Effects of Delaware Law, Our Charter and Our Bylaws” section below, a majority vote of the holders of common stock is generally required to take action under our Charter and Bylaws.

Preferred Stock

Our board of directors is authorized, without action by our stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also the “— Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” section of this prospectus.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following closing of this offering.

Stock Options

As of June 30, 2026, options to purchase an aggregate of 9,424,765 shares of our common stock at a weighted-average exercise price of $1.45 were outstanding.

Registration Rights

Under the Investors’ Rights Agreement, upon the closing of our Initial Public Offering, the holders of 7,937,604 shares of our common stock (assuming full exercise of our existing pre-funded warrants) became entitled to rights with respect to the registration of these securities under the Securities Act. These shares represent approximately 49.6% of our outstanding common stock (assuming full exercise of our existing pre-funded warrants). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Under the Investors’ Rights Agreement, holders of registrable shares can demand that we file a registration statement or request that their shares be included on a registration statement that we are otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including (i) the right, in certain circumstances, of the underwriter of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a registration upon demand of the holders of registrable shares within 30 days preceding our good faith estimate of the date of filing of, and (ii) 90 days following the effective date of any registration statement that we file covering a firm commitment underwritten public offering in which the holders of registrable shares were entitled to join and in which we effectively registered all registrable shares that were requested to be registered.

Demand Registration Rights

Following the date that is 180 days after the effective date of the prospectus related to our Initial Public Offering, the holders of a majority of our registrable securities then outstanding under the Investors’ Rights Agreement may require us to file a registration statement under the Securities Act on a Form S-1 at our expense, subject to certain exceptions, with respect to registrable securities then outstanding with an anticipated aggregate offering price, net of the offering expenses, of at least $10.0 million, in which case we will be required to effect the registration as soon as practicable, and in any event within 60 days. Any time after we are eligible to use a registration statement on Form S-3, the holders of our registrable securities then outstanding under the Investors’ Rights Agreement may require us to file a registration statement on Form S-3 at our expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price, net of the offering expenses, of at least $5.0 million, in which case we will be required to effect the registration as soon as practicable, and in any event within 45 days. If we determine that it would be detrimental to us and our stockholders to effect a requested registration, we may postpone each such registration for a period of up to 60 days; provided that we may not invoke this right more than once in any 12-month period.

The foregoing demand registration rights are subject to a number of additional exceptions and limitations.

Piggyback Registration Rights

If we propose to file a registration statement under the Securities Act for the purposes of a public offering of our securities, including, but not limited to, registration statements relating to a secondary offering of our securities but excluding (i) a registration statement relating to the sale or grant of securities to employees pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) with respect to any transaction under Rule 145 of the Securities Act; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of registrable securities are entitled to receive notice of such registration and to request that we include their registrable securities for resale in the registration statement. The underwriter of the offering will have the right to limit the number of shares to be included in such registration.

The foregoing piggyback registration rights are subject to a number of additional exceptions and limitations.

Expenses of Registration

In connection with the Investors’ Rights Agreement, we will pay all registration expenses along with reasonable fees and disbursements, not to exceed $100,000 of one counsel for the selling stockholders selected by the holders of a majority of the registrable securities to be registered, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights will terminate upon the earliest to occur of (i) the closing of certain liquidation events, (ii) such time after closing of the Initial Public offering as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such holders’ registrable securities without limitation, during a three-month period without registration and (iii) the third anniversary of the Initial Public Offering.

Anti-Takeover Effects of Delaware Law, Our Charter and Our Bylaws

Some provisions of Delaware law, our Charter and our Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Board Composition and Filling Vacancies

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes serving three-year terms, with one class being elected each year. Our Charter also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, is only able to be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

No Written Consent of Stockholders

Our Charter provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our Bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our Bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken.

Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our Bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to Bylaws and Certificate of Incorporation

As required by the Delaware General Corporation Law, any amendment of our Charter must first be approved by a majority of our board of directors and, if required by law or our Charter, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our Bylaws and Charter must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our Bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment.

Blank Check Preferred Stock

Our Charter provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or
●	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out of these provisions with an express provision in its original certificate of incorporation or an express provision in its Charter or Bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Exclusive Jurisdiction of Certain Actions

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (in each case, as they may be amended from time to time); (4) any action or proceeding to interpret, apply, enforce or determine the validity of our Charter or bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Exchange Act. Our Charter further provides that, unless we consent in writing to an alternative forum, the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our Charter provides that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to the company, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to the company and result in increased costs for investors to bring a claim. Alternatively, if a court were to find the choice of forum provisions contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Warrants

Pursuant to the terms of the Securities Purchase Agreement for the Series A Preferred Stock Financing, we issued warrants to purchase 2,999,950 shares of the Company’s common stock, of which warrants to purchase 1,199,980 shares of the Company’s common stock were issued to Theseus Capital Partners LLC. The warrants have an exercise price of $3.3334, were immediately exercisable upon the closing of our Initial Public Offering and will expire at 5:00 p.m. Eastern Time on March 22, 2027. The exercise price and the number of warrant shares purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations and reclassifications of our capital stock. The warrants also contain a “cashless exercise” provision. The warrants do not confer upon the holders thereof any voting, dividend or other rights as stockholders.

Nasdaq Listing

Our common stock is listed on Nasdaq under the trading symbol “SWMR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, NY 10004.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, existing and temporary Treasury Regulations promulgated thereunder, and current administrative rulings and judicial decisions, each as in effect as of the date hereof and all of which are subject to change or to differing interpretation, possibly with retroactive effect, that may result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary is limited to Non-U.S. Holders that purchase our common stock pursuant to this offering and that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the 3.8% Medicare tax on net investment income or any minimum tax consequences, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a Non-U.S. Holder’s particular circumstances or to a Non-U.S. Holder that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;
●	tax-exempt organizations, tax-qualified retirement plans, or government organizations;
●	brokers of or dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
●	persons that own, or are deemed to constructively own, more than 5% (by vote or value) of our capital stock, except to the extent specifically set forth below;
●	certain U.S. expatriates, former citizens, or former long-term residents of the U.S.;
●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;
●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code, generally, for investment purposes;
●	persons deemed to sell our common stock under the constructive sale provisions of the Code;
●	persons whose functional currency is not the U.S. dollar;
●	real estate investment trusts or regulated investment companies;
●	pension plans;
●	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies that are treated as a pass-through entity for U.S. federal income tax purposes, and investors therein;
●	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;
●	integral parts or controlled entities of foreign sovereigns;

●	“controlled foreign corporations”, including “specified foreign corporations”;
●	“passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; or
●	persons that acquire our common stock through the exercise options or otherwise as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a Non-U.S. Holder

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” and is not a partnership, or an entity disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As discussed under the “Dividend Policy” section of this prospectus, we do not anticipate paying any dividends on our common stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the “— Gain on Sale or Other Disposition of Common Stock” section of this prospectus. Any such distributions would be subject to the discussions below regarding back-up withholding and the Foreign Account Tax Compliance Act (“FATCA”).

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number, if applicable), IRS Form W-8BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business within the U.S., and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S., generally are exempt from the withholding tax described above. In order to obtain this exemption, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are Non-U.S. Holder that is a corporation, dividends you receive that are effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the you in the U.S., may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on such effectively connected dividends, as adjusted for certain items.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty or eligibility for a refund of excess amounts withheld, if any.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S., and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S., in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on its effectively connected earnings and profits, as adjusted for certain items;
●	the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs, as calculated pursuant to Section 7701(b) of the Code, and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the U.S.) (subject to applicable income tax or other treaties) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or
●	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and such Non-U.S. Holder does not, actually or constructively, hold more than 5% of our common stock at any time during the applicable period that is specified in the Code. If we are or were to become a USRPHC, such Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons unless the foregoing exception applies. In addition, if we are or become a USRPHC, a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock unless our common stock is regularly traded on an established securities market.

Backup Withholding and Information Reporting

Generally, we must file information returns annually with the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. A similar report will be sent to the Non-U.S. Holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.

Payments of distributions or of proceeds on the disposition of stock made to a Non-U.S. Holder may be subject to additional information reporting and backup withholding at a current rate of 24% unless such Non-U.S. Holder establishes an exemption, for example by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or another appropriate version of IRS Form W-8 (or a successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The FATCA imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. FATCA imposes a 30% withholding tax on certain payments made to a “foreign financial institution” or to certain “nonfinancial foreign entities”, each as defined in the Code, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners”, as defined in the Code or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or nonfinancial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the U.S. regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. FATCA currently applies to dividends paid on our common stock. On December 13, 2018, the U.S. Treasury Department released proposed Treasury Regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations which may be relied upon by taxpayers prior to finalization as stated in the preamble to such proposed Treasury Regulations, FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors are urged to consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

The shares of our common stock offered by this prospectus are being offered by the Selling Stockholder, Lucid Capital Markets, LLC. The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our common stock offered by this prospectus could be effected in one or more of the following methods.

●	ordinary brokers’ transactions;
●	transactions involving cross or block trades;
●	through brokers, dealers, or underwriters who may act solely as agents;
●	“at the market” into an existing market for our common stock;
●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
●	n privately negotiated transactions; or
●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Lucid is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Lucid informed us that it may engage one or more other registered broker-dealers to effectuate resales, if any, of such common stock that it may acquire from us. Such resales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Lucid has informed us that each such broker-dealer it engages to effectuate resales of our common stock on its behalf, may receive commissions from Lucid for executing such resales for Lucid and, if so, such commissions will not exceed customary brokerage commissions.

Lucid is a registered broker-dealer and FINRA member, and will act as an executing broker that will effectuate resales of our common stock that may be acquired by Lucid from us pursuant to the Purchase Agreement to the public in this offering. Because Lucid will receive all the net proceeds from such resales of our common stock made to the public through Lucid, Lucid is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Consequently, this offering will be conducted in compliance with the provisions of FINRA Rule 5121, which requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement that includes this prospectus and exercise the usual standards of “due diligence” with respect thereto. Accordingly, we have engaged, a registered broker-dealer and FINRA member, Seaport, to be the qualified independent underwriter in this offering and, in such capacity, participate in the preparation of the registration statement that includes this prospectus and exercise the usual standards of “due diligence” with respect thereto. We have agreed to pay directly to Seaport a cash fee of $50,000 as consideration for its services and to reimburse Seaport up to $5,000 for its expenses incurred in connection with acting as the qualified independent underwriter in this offering on or prior to the Commencement Date. Seaport will receive no other compensation for acting as the qualified independent underwriter in this offering. In accordance with FINRA Rule 5110, such cash fee to be paid to Seaport for acting as the qualified independent underwriter in this offering, is deemed to be underwriting compensation in connection with sales of our common stock by Lucid to the public. In accordance with FINRA Rule 5121, Lucid is not permitted to sell shares of our common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Except as set forth above, we know of no existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock offered by this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our common stock sold by the Selling Stockholder may be less than or in excess of customary commissions. Neither we nor the Selling Stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our common stock sold by the Selling Stockholder.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including with respect to any compensation paid or payable by the Selling Stockholder to any brokers, dealers, underwriters or agents that participate in the distribution of such shares by the Selling Stockholder, and any other related information required to be disclosed under the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our common stock covered by this prospectus by the Selling Stockholder.

We have agreed to reimburse Lucid for the reasonable legal fees and disbursements of Lucid’s legal counsel in an amount not to exceed (i) $50,000 upon the execution of the Purchase Agreement and Registration Rights Agreement and (ii) $7,500 per fiscal quarter, in each case in connection with the transactions contemplated by this Agreement and the Registration Rights Agreement. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed to be underwriting compensation in connection with sales of our common stock by Lucid to the public. Moreover, in accordance with FINRA Rule 5110, the 2.0% fixed discount to current market prices of our common stock reflected in the purchase prices payable by Lucid for our common stock that we may require it to purchase from us from time to time under the Purchase Agreement is deemed to be underwriting compensation in connection with sales of our common stock by Lucid to the public.

We also have agreed to indemnify Lucid and certain other persons against certain liabilities in connection with the offering of shares of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Lucid has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Lucid specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $150,000.

Lucid has represented to us that at no time prior to the date of the Purchase Agreement has Lucid, its sole member, any of their respective officers, or any entity managed or controlled by Lucid or its sole member, engaged in or effected, in any manner whatsoever, directly or indirectly, for its own account or for the account of any of its affiliates, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. Lucid has agreed that during the term of the Purchase Agreement, none of Lucid, its sole member, any of their respective officers, or any entity managed or controlled by Lucid or its sole member, will enter into or effect, directly or indirectly, any of the foregoing transactions for its own account or for the account of any other such person or entity.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our common stock offered by this prospectus have been sold by the Selling Stockholder.

Our common stock is currently listed on the Nasdaq Stock Market LLC under the symbol “SWMR”.

Lucid and/or one or more of its affiliates has provided, currently provides and/or from time to time in the future may provide various investment banking and other financial services for us and/or one or more of our affiliates that are unrelated to the transactions contemplated by the Purchase Agreement and the offering of shares for resale by Lucid to which this prospectus relates, for which investment banking and other financial services they have received and may continue to receive customary fees, commissions and other compensation from us, aside from any discounts, fees and other compensation that Lucid has received and may receive in connection with the transactions contemplated by the Purchase Agreement including (i) the 2.0% fixed discount to current market prices of our common stock reflected in the purchase prices payable by Lucid for our common stock that we may require it to purchase from us from time to time under the Purchase Agreement, and (ii) our reimbursement of up to an aggregate of $110,000 of Lucid’s legal fees ($50,000 upon execution of the Purchase Agreement and $7,500 per fiscal quarter for the maximum two year term of the Purchase Agreement) in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., New York, New York.

EXPERTS

The consolidated financial statements of Swarmer, Inc, as of December 31, 2025 and 2024, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of CBIZ CPAs P.C., independent registered public accounting firm (which report includes an explanatory paragraph as to the Company’s ability to continue as a going concern), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of LIMITED LIABILITY COMPANY “JK LAND VEHICLES” (d/b/a Ratel Robotics) as of December 31, 2025 and 2024 and for the years then ended have been included herein and in the registration statement in reliance upon the report of Sax LLP, independent auditors (which report includes an explanatory paragraph regarding substantial doubt about Ratel Robotics’ ability to continue as a going concern), appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Interests of Named Experts and Counsel

The validity of the issuance of the shares of Common Stock registered under this Registration Statement has been passed upon for the Registrant by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Certain members of that firm own an aggregate of approximately 20,000 shares of Common Stock of the Registrant.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, on the SEC’s website at www.sec.gov.

Our website address is https://www.swarmer.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Unaudited Condensed Consolidated Interim Financial Statements of Swarmer, Inc
Condensed Consolidated Balance Sheets at June 30, 2026 and December 31, 2025	F-25
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended June 30, 2026 and 2025	F-26
Condensed Consolidated Statements of Convertible Preferred Stock and Shareholders’ Equity (Deficit) for the three and six months ended June 30, 2026 and 2025	F-27
Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2026 and 2025	F-29
Notes to the Unaudited Condensed Consolidated Financial Statements	F-30

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Swarmer, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Swarmer, Inc (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring losses and negative cash flows from operations, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CBIZ CPAS P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2025.

New York, NY

February 2, 2026, except for Note 14 as to which the date is February 19, 2026

SWARMER, INC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$9,283,566	$2,081,086
Unbilled revenue	—	11,939
Prepaid expenses and other current assets	115,473	49,477
Total current assets	9,399,039	2,142,502
Property and equipment, net	227,908	5,401
Operating lease right-of-use asset	131,184	—
Deferred offering costs	471,719	—
Other assets	106,830	—
Total assets	$10,336,680	$2,147,903
Liabilities, convertible preferred stock and shareholders’ deficit
Current liabilities:
Accounts payable	$223,236	$974
Accrued expenses and other current liabilities	680,782	203,605
Grant advance	189,200	47,540
Deferred revenue	23,272	—
Operating lease liability – current	70,703	—
Total current liabilities	1,187,193	252,119
Operating lease liability – non-current	76,273	—
SAFE liability, fair value	—	3,965,000
Total liabilities	1,263,466	4,217,119
Convertible preferred stock, par value $0.00001 per share:
Series A preferred stock: 4,358,597 shares authorized; 3,661,083 shares issued and outstanding at December 31, 2025 (Liquidation value of $15.3 million at December 31, 2025)	19,013,673	—
Commitments and contingencies (Note 7)
Shareholders’ deficit
Common stock, par value $0.00001 per share; 25,000,000 shares authorized; 1,410,975 shares issued and 911,255 and 558,511 outstanding at December 31, 2025 and 2024, respectively	10	6
Additional paid-in capital	663,514	1,207
Accumulated other comprehensive loss	(4,900)	(609)
Accumulated deficit	(10,599,083)	(2,069,820)
Total shareholders’ deficit	(9,940,459)	(2,069,216)
Total liabilities, convertible preferred stock and shareholders’ deficit	$10,336,680	$2,147,903

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2025	2024
Revenue	$309,920	$329,410
Cost of revenue	182,163	187,848
Gross margin	127,757	141,562
Operating expenses:
Selling, general and administrative	2,665,004	368,795
Research and development	2,578,860	1,011,498
Total operating expenses	5,243,864	1,380,293
Loss from operations	(5,116,107)	(1,238,731)
Other income (expense):
Change in fair value of SAFE liability	(3,493,431)	(829,700)
Other income	80,275	524
Loss before income taxes	(8,529,263)	(2,067,907)
Income tax expense	—	(1,735)
Net loss	$(8,529,263)	$(2,069,642)
Net loss per share of common stock, basic and diluted	$(2.46)	$(2.68)
Weighted-average shares of common stock outstanding, basic and diluted	3,461,565	772,351
Comprehensive loss:
Foreign currency translation adjustments	(4,291)	(609)
Total comprehensive loss	$(8,533,554)	$(2,070,251)

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND

SHAREHOLDERS’ DEFICIT

						Accumulated
	Series A Convertible Preferred				Additional	Other
	Stock		Common Stock		Paid In	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Total
Balance at January 1, 2024	—	—	—	—	—	—	(178)	(178)
Contributions from owners					1,213			1,213
Issuance of common stock on vesting of restricted stock awards			558,511	6	(6)
Foreign currency translation adjustments						(609)		(609)
Net loss							(2,069,642)	(2,069,642)
Balance at December 31, 2024			558,511	6	1,207	(609)	(2,069,820)	(2,069,216)
Sale of Series A convertible preferred stock and common stock warrants, net of issuance costs	1,933,605	11,525,242			467,568			467,568
Conversion of SAFEs into Series A convertible preferred stock	1,727,478	7,488,431
Issuance of common stock on vesting of restricted stock awards			352,744	4	(4)
Share-based compensation					194,743			194,743
Foreign currency translation adjustments						(4,291)		(4,291)
Net loss							(8,529,263)	(8,529,263)
Balance at December 31, 2025	3,661,083	$19,013,673	911,255	$10	$663,514	$(4,900)	$(10,599,083)	$(9,940,459)

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024
Operating activities:
Net loss	$(8,529,263)	$(2,069,642)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	23,460	3,503
Amortization of ROU asset	15,566	—
Change in fair value of SAFE liability	3,493,431	829,700
Share-based compensation expense	194,743	—
Changes in operating assets and liabilities:
Unbilled revenue	12,342	(12,342)
Prepaid expenses and other current assets	(65,953)	(49,956)
Other assets	(106,935)	—
Accounts payable	222,258	983
Accrued expenses and other liabilities	(49,843)	203,628
Grant advance	144,000	48,000
Deferred revenue	23,617	—
Operating lease liability	226	—
Net cash used in operating activities	(4,622,351)	(1,046,126)
Investing activities:
Purchase of property and equipment	(246,993)	(8,956)
Cash used in investing activities	(246,993)	(8,956)
Financing activities:
Proceeds from issuance of SAFE liability	30,000	3,010,300
Proceeds from sale of convertible preferred stock and common stock warrants	12,125,830	—
Payment of financing costs	(77,739)	1,213
Cash provided by financing activities	12,078,091	3,011,513
Effect of exchange rates on cash and cash equivalents	(6,267)	(167)
Net increase in cash and cash equivalents	7,202,480	1,956,264
Cash and cash equivalents at the beginning of the period	2,081,086	124,822
Cash and cash equivalents at the end of the period	$9,283,566	$2,081,086
Supplemental non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$146,750	$—
Deferred offering costs in accounts payable and accrued expenses	$461,000	$—
Financing costs in accrued expenses	$66,000	$—
Issuance of preferred stock upon conversion of SAFEs	$7,488,431	$—

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations and Basis of Presentation

Swarmer, Inc a Delaware corporation, and its wholly owned subsidiaries (collectively the “Company”) is a provider of autonomous drone swarm software and artificial intelligence solutions, specializing in vendor- agnostic technologies that address critical operational challenges faced by modern military forces. The Company’s primary customer base consists of drone manufacturers who license Swarmer’s software for integration with their hardware platforms. Swarmer delivers software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. The Company’s primary mission areas include autonomous swarm coordination, multi-domain unmanned systems integration, AI-powered collaborative autonomy, and command and control software for distributed robotic operations.

On October 22, 2025, in contemplation of an initial public offering (“IPO”), Swarmer, Inc entered into a series of transactions with the Company’s Chief Executive Office (Global) who was the sole shareholder of Autonomous Robotics Systems LLC (“ARS”), a private Ukrainian company and Swarmer Estonia OÜ (“Estonia”), a private Estonian company whereby Swarmer, Inc acquired 100% of the outstanding equity interests of ARS and Estonia for nominal consideration (collectively the “Reorganization”). Prior to completing the Reorganization, Swarmer, Inc, ARS and Estonia were under common control and management of the Company’s Chief Executive Officer (Global) from inception to September 22, 2025 and under common management from September 22, 2025 to October 22, 2025.

On September 22, 2025, the Company issued Series A-1 preferred stock and all outstanding SAFEs converted into shares of Series A preferred stock. These preferred shares had voting rights. As a result, the Company’s Chief Executive Officer (Global) no longer had a controlling interest in Swarmer Inc. These transactions were done with the expectation of the Reorganization that took place the following month.

At the time of the Reorganization, Estonia was a dormant entity and ARS’s net assets were comprised of cash, prepaid and other assets, accounts payable, accrued liabilities, grant advance and other liabilities. Given the nature of these assets and liabilities there is no significant difference between the fair value and their carrying value. Additionally, there were no other acquired assets or assumed liabilities that would be recorded if Swarmer Inc. applied the acquisition method of accounting under ASC 805 Business Combinations. Accordingly, Swarmer, Inc continued to report these acquired assets and liabilities of ARS at their historical carrying value in the consolidated financial statements post Reorganization.

The accompanying consolidated financial statements of Swarmer, Inc represent the financial statement combination of Swarmer, Inc, ARS and Estonia under common control and/or common management of the Company’s Chief Executive Officer (Global) from inception through October 22, 2025 and the consolidated financial statements of Swarmer, Inc and its wholly owned subsidiaries, ARS and Estonia, from October 22, 2025 to December 31, 2025 due to the Reorganization. The Company believes that this financial statement presentation provides the most useful information for investors. The financial statements for all periods presented, including the historical periods prior to the Reorganization on October 22, 2025 are referred to as the “Consolidated Financial Statements.”

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and the Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”) and SEC.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Going Concern and Liquidity

In accordance with Accounting Standards Codification (“ASC”) 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Company has incurred recurring losses and negative cash flows from operations since inception, and, as of December 31, 2025, the Company had cash and cash equivalents of $9.3 million and an accumulated deficit of $10.6 million. In January 2026, the Company sold 558,116 shares of Series A-1 convertible preferred stock at a price of $6.27 per share for gross proceeds of $3.5 million.

Since its inception in May 2023, the Company has funded its operations through the sale of simple agreements for equity (“SAFEs”), the sale of Series A convertible preferred stock and product sales. The Company does not believe that its current capital resources, which consist of cash and cash equivalents, will be sufficient to fund operations through at least the next twelve months from the date the accompanying consolidated financial statements are issued based on its current operating plan. As the Company continues to pursue its business plan, it expects to finance its operations through equity offerings, debt financings, or other capital sources. However, there can be no assurance that any additional financing or strategic arrangements will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending.

Based on the factors above, the Company has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date that these financial statements were issued.

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Swarmer, Inc and its wholly owned subsidiaries, ARS and Estonia, as of December 31, 2025 and 2024. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Estimates and assumptions are periodically reviewed, and the effects of the revisions are reflected in the accompanying consolidated financial statements in the period they are determined to be necessary. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, revenue recognition, the fair value of share-based awards, the fair value of SAFEs, the fair value of warrants and the fair value of convertible preferred stock.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars, the reporting currency of the Company. The functional currency of ARS and Estonia is the Ukrainian Hryvnia and the Euro, respectively. Expenses have been translated into U.S. dollars at average exchange rates prevailing during the period.

Assets and liabilities have been translated at the rates of exchange on the balance sheets dates and equity accounts at their historic rates. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive income (loss).

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The Company uses the hierarchy prescribed in the accounting guidance for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

●	Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;
●	Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and
●	Level 3 — Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The carrying amounts of certain financial assets and liabilities, including prepaid and other current assets, accounts payable and accrued liabilities approximate fair value because of the short maturity and liquidity of those instruments. The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, which at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company holds cash at financial institutions that the Company believes are good credit, quality financial institutions and limits the amount of credit exposure with any one bank and conducts ongoing evaluations of the creditworthiness of the banks with which it does business.

At December 31, 2024, one customer accounted for approximately substantially all of the unbilled revenue balance.

For the years ended December 31, 2024 and 2025, one customer accounted for substantially all of the Company’s revenue.

Cash and Cash Equivalents

Cash and cash equivalents includes all highly liquid instruments with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in certificates of deposits with bank.

Property and Equipment

Property and equipment is recorded at cost. Significant additions or improvements are capitalized, and expenditures for repairs and maintenance are charged to expense as incurred. Gains and losses on disposal of assets are included in the consolidated statements of operations and comprehensive loss. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated. Impairment charges are recognized at the amount by which the carrying amount of an asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company has not recognized any impairment or disposition of long- lived assets.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Grant Advance

In August 2024, the Company entered into a grant agreement with a government entity in Ukraine to support payroll expenses and the acquisition of property and equipment. The agreement provides for reimbursement of eligible costs incurred. In August 2025, the agreement was amended under the same terms to increase available funding by $0.2 million.

The Company recognizes grant proceeds as other income in the consolidated statements of operations and comprehensive loss as the related services are performed and the corresponding costs are incurred. As of December 31, 2024, the full amount of the grant was unearned. For the year ended December 31, 2025, the Company recognized approximately $48,000 in other income as the related services were performed. The remaining unearned amount is recorded as a grant advance in the accompanying consolidated balance sheet as of December 31, 2025.

Simple Agreement for Future Equity

SAFEs represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFEs in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFEs include terms that would affect the conversion of the note into shares based on the next round of financing. The SAFE instruments issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, The SAFE was determined to be a liability and recorded at fair value.

This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s consolidated statements of operations and comprehensive loss.

The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFEs will convert into convertible preferred stock; (ii) a liquidity event where the SAFEs will convert into the greater of the cash-out amount or amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price and (iii) a dissolution event where the SAFEs holders will receive a portion of the cash payout.

There was no issuance cost incurred related to the SAFE issuances during years ended December 31, 2025 and 2024.

Leases

The Company determines if an arrangement is or contains a lease and the classification of that lease at contract inception. Specifically, the Company considers whether it controls the underlying asset and has the right to obtain substantially all the economic benefits or outputs from the asset. The Company entered into a lease agreement for its office facility and accounts for its lease obligations under ASU No. 2016-02, Leases (“Topic 842”). The Company’s operating lease asset is included in “operating lease right-of-use assets” (“ROU assets:) and the current portion of the operating lease liability is included in “operating lease liabilities” in the accompanying consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. Operating lease ROU assets are based on the corresponding lease liability adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not account for renewals or early terminations unless it is reasonably certain to exercise these options at commencement. Operating lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components as a single lease component for operating leases. The Company does not record leases with terms of 12 months or less on the consolidated balance sheet.

As the implicit rate for the operating lease was not determinable, the Company used an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The Company’s leases do

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

not provide an implicit interest rate and therefore the Company estimates its incremental borrowing rate to discount lease payments. The incremental borrowing rate reflects the estimated interest rate that the Company would have to pay to borrow on a collateralized basis, an amount equal to the lease payments in a similar economic environment over a similar term.

Convertible Preferred Stock

The Company accounts for its convertible preferred stock subject to possible conversion in accordance with ASC 480, Distinguishing Liabilities from Equity. Conditionally convertible preferred stock (including shares that feature conversion rights that are either within the control of the holder or subject to conversion upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity.

Warrants

Common stock warrants are accounted for in accordance with applicable accounting guidance provided in ASC 815, Derivatives and Hedging — Contracts in Entity’s Own Equity, as either derivative liabilities or as equity instruments depending on the specific terms of the warrant agreement. The warrants issued during the year ended December 31, 2025, do not fall under the liability criteria within ASC 480, Distinguishing Liabilities from Equity. The warrants do meet the definition of a derivative instrument under ASC 815 but are eligible for the scope exception as they are indexed to the Company’s own stock and would be classified in permanent equity if freestanding.

Revenue Recognition

The Company recognizes revenue pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”).

In accordance with Accounting Standards Codification (“ASC”) 606, the Company measures revenue based on consideration specified in a contract with the customer, which excludes taxes assessed by a governmental authority and collected by the Company from the customer. Such contracts are typically for an annual period and are billed upfront. The Company accounts for revenue contracts with customers through the following steps:

●	Identification of the contract, or contracts, with the customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenue arrangements typically include multiple promised goods and services related to its autonomous systems software platform. The Company identifies each promise at contract inception and determines which promises are distinct performance obligations. Under its contracts, the Company generally identifies three performance obligations: (1) a right-to-use software and firmware license, (2) a stand- ready series of video streaming and cloud storage services, and (3) a stand-ready series of updates and technical support.

The transaction price to which the Company expects to be entitled in exchange for transferring the goods or services is stated in each contract and consists of fixed consideration determined by multiplying the stated number of licenses by the contractual price per license. The Company did not include any variable consideration for estimated service level agreement penalties in the transaction price since the Company has not incurred penalties to date and does not expect to in the future.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company allocates the transaction price to performance obligations based on relative standalone selling prices. When standalone selling prices are not directly observable, the Company estimates them primarily using the adjusted market assessment approach, maximizing the use of observable inputs and observable list prices, as applicable. Discounts are allocated proportionately unless the criteria to allocate a discount to specific performance obligations are met. Variable consideration is allocated entirely to a specific performance obligation when it relates specifically to that obligation and such allocation is consistent with the allocation objective; otherwise, it is allocated proportionately.

Software and firmware licenses (right-to-use): The Company’s licenses provide customers with the right to use functional intellectual property as it exists at the point in time the license is granted. Control of each license transfers, and revenue is recognized, at the point in time the customer activates the license for a device. The Company does not recognize revenue prior to the period in which the customer can use and benefit from the license.

Video streaming and cloud storage services: The Company has a stand-ready obligation to provide a series of daily video streaming and cloud storage services over the term of the contract. Customers simultaneously receive and consume the benefits of access to these services as the Company performs.

Revenue allocated to these services is recognized over time on a straight-line basis over the service term, as this measure best reflects the pattern of transfer.

Updates and technical support: The Company also has a stand-ready obligation to provide a series of firmware updates and technical support over the contract term. Customers simultaneously receive and consume these services as the Company performs. Revenue allocated to these services is recognized over time on a straight-line basis over the service term. A time-based measure best reflects the pattern of transfer because the Company’s efforts to stand ready are provided consistently throughout the term and the customer benefits evenly from access to these services.

For contracts structured through a master services agreement and statements of work, the enforceable contract term reflects termination for convenience provisions; as a result, the contract term is generally limited to the applicable notice period. For license agreements without termination for convenience, the contract term extends through the stated termination date. Contract modifications are assessed under ASC 606 to determine whether they create a separate contract or should be accounted for prospectively as a termination of the existing contract and creation of a new contract.

Development Costs

Development costs of computer software to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility were not significant, and software development costs were expensed as incurred.

Research and Development

Research and development expenses are recognized as incurred and primarily include costs related to equipment, software, consulting services, and professional fees associated with engineering and product development activities.

Share-Based Compensation

The Company measures employee and nonemployee stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company accounts for forfeitures in the period in which they occur.

Estimating the fair value of stock-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock for restricted stock awards and stock options.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally, for stock options, the Company estimates the expected life of the options and stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in estimating the fair value of stock-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment.

●	The risk-free interest rate used is based on the published U.S. Department of Treasury interest rates in effect at the time of stock option grant for zero-coupon U.S. Treasury notes with maturities approximating each grant’s expected term;
●	The dividend yield is zero as the Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future;
●	The expected term for options granted is calculated using the simplified method and represents the average time that options are expected to be outstanding based on the midpoint between the vesting date and the end of the contractual term of the award;
●	Expected volatility is derived from the historical volatilities of a select group of comparable peer companies, for a look-back period commensurate with the expected term of the stock options, as the Company has no trading history of common stock.

As the Company’s common stock was not publicly traded through December 31, 2025, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes (“ASC 740”), from its inception. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company recognizes the tax benefits of uncertain tax positions only when the positions are “more likely than not” to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of laws and regulations of the jurisdiction. The application of laws and regulations is subject to legal and factual interpretation, judgement, and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management’s estimate. As of December 31, 2025, the Company does not have any unrecognized tax benefits.

Segment Information

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company identifies its operating segments according to how the Company’s business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

The key measures of segment profit or loss reviewed by the CODM are operating expenses. Operating costs are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which required a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it required a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”). The ASU did not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The ASU was effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. As such, the Company adopted this ASU and has disclosed the required information in Note 13, Segments.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): “Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to improve income tax disclosure requirements by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements as well. The guidance in ASU 2023-09 is effective for annual reporting periods in fiscal years beginning after December 15, 2024. As such, the Company adopted this ASU and has disclosed the required information in Note 12, Income Tax.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its consolidated financial statements and disclosures.

ASU 2025-03, “Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a special-purpose acquisition company (“SPAC”). ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 including interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2025-03 will have on its consolidated financial statements and disclosures.

Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. The weighted-average number of shares of common stock outstanding used in the basic net loss per share calculation does not include unvested restricted stock awards as these instruments are considered contingently issuable shares until they vest.

Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, common stock warrants, restricted stock awards and stock options, which would result in the issuance

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive. The Company’s preferred stock and unvested restricted stock entitles the holder to participate in dividends and earnings of the Company, and, if the Company were to recognize net income, it would have to use the two-class method to calculate earnings per share. The two-class method is not applicable during periods with a net loss, as the holders of the convertible preferred stock and unvested restricted stock have no obligation to fund losses.

4.	Fair Value Measurements

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis:

	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Liabilities:
SAFE Liabilities	$—	$—	$3,965,000	$3,965,000
Total liabilities	$—	$—	$3,965,000	$3,965,000

The following table provides a summary of changes in the estimate fair value of the SAFE liability:

SAFE
Liability
Balance at January 1, 2024	$125,000
Additions	3,010,300
Change in fair value	829,700
Balance at December 31, 2024	3,965,000
Additions	30,000
Change in fair value	3,493,431
Conversion into convertible preferred stock	(7,488,431)
Balance at December 31, 2025	$—

The fair value of the SAFEs was equal to the fair value of the underlying Series A-2 through Series A-6 convertible preferred stock that they converted into in September 2025 (see Note 6). The fair value of the underlying Series A-2 through Series A-6 convertible preferred stock was estimated using a Hybrid Method that combines a Probability-Weighted Expected Return Method (“PWERM”) and an Option-Pricing Model (“OPM”) using the following inputs:

Multiple scenarios expected term (in years)	2.80
Probability of initial public offering	40%
Probability of stay private	60%
Equity volatility	59%
Risk-free rate	3.5%

The fair value of the SAFEs was estimated using a PWERM using the following inputs at December 31, 2024:

Discount rate	14.1%
Multiple scenarios expected term (in years)	1.00
Probability of equity financing	65%
Probability of liquidity event	30%
Probability of event of default	50%

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of:

	December 31,
	2025	2024
Consulting and professional fees	$635,678	$184,252
Compensation	13,272	—
Research and development	—	11,981
Other	31,832	7,372
	$680,782	$203,605

6.	SAFEs

From November 2023 through December 2024, the Company issued Simple Agreements for Future Equity (“SAFEs”) with an aggregate purchase amount of $3.1 million. The SAFEs provide for automatic conversion upon an equity financing and specified rights upon a liquidity or dissolution event.

Upon the initial closing of the next equity financing prior to termination of the SAFEs, each SAFE was automatically converted into a number of shares of the Company’s convertible preferred stock. For each tranche, the conversion price was the lower of (a) the price per share paid by the new money investors in the equity financing, and (b) the SAFE price determined for that tranche in accordance with its terms, which was calculated based on the stated post-money valuation cap and the Company’s capitalization immediately prior to the financing and/or the applicable discount rate.

If a liquidity event (including a change of control, direct listing, or initial public offering) occurred prior to termination of the SAFEs, each investor would have been entitled, immediately prior to such event and subject to the liquidation priority described below, to receive the greater of: (1) a cash payment equal to the purchase amount (the “cash-out amount”), or (2) the consideration payable in respect of a number of shares of common stock equal to the purchase amount divided by the “liquidity price,” which would have been determined by reference to the applicable post-money valuation cap for the tranche and the liquidity capitalization at the time of the event. If a dissolution event occurred prior to termination, each investor would have been entitled, subject to the liquidation priority, to receive proceeds equal to the cash-out amount.

The SAFEs do not bear interest, have no stated maturity date, and do not provide dividend or participation rights prior to conversion. In a liquidity or dissolution event, the SAFEs are intended to operate like non-participating convertible preferred stock with the following priority: junior to all outstanding indebtedness and other creditor claims; on par with other SAFEs and the Company’s convertible preferred stock; and senior to the Company’s common stock and any other equity securities that are not SAFEs or convertible preferred stock.

Until their settlement and conversion into the Company’s Series A convertible preferred stock in September 2025, the SAFEs were classified as liabilities based on their contractual terms and recorded at fair value as a non-current liability in the consolidated balance sheets. Changes in fair value are recognized in earnings within other income (expense) in the accompanying consolidated statement of operations and comprehensive loss. The Company expensed issuance costs related to the SAFEs as incurred. Refer to Note 4 for additional information regarding the fair value measurement of the SAFEs.

7.	Commitments and Contingencies

In the ordinary course of the Swarmer’s business, the Company may be subject to certain other legal actions and claims, which may arise from time to time. The Company is not aware of any such pending legal or other proceedings that are reasonably likely to have a material impact on the Company. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include, monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows. Additionally, the Company

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

may in the future incur judgements or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations and/or cash flows.

Operating Leases

In October 2025, the Company entered into a 26-month operating lease agreement for office space (the “Operating Lease”) in Austin Texas. As of December 31, 2024, the Company maintains a security deposit in the amount of $21,000 within other assets in the accompanying consolidated balance sheets. Total lease expense for the Operating Lease in the consolidated statements of operations and comprehensive loss was approximately $29,000 for the year ended December 31, 2025.

The maturity of the Company’s operating lease liabilities as of December 31, 2025 were as follows:

2026	$75,594
2027	77,860
Total lease payments	153,454
Less: present value adjustment	6,478
Total lease liabilities	$146,976

At December 31, 2025, the weighted average remaining lease term was 2.0 years and the weighted average discount rate was 4.5%.

In November 2025, the Company entered into an agreement for office space in Poland, which may be terminated at any time with 90-day notice. Rent expense related to this agreement was de minimis for the year ended December 31, 2025.

8.	Revenue

The following table summarizes revenue recognized for each respective period, disaggregated by timing of recognition (point-in-time versus over-time) and by type of performance obligation:

	Years Ended December 31,
	2025	2024
Performance obligations satisfied at point in time	$176,230	$267,945
Performance obligations satisfied over time	133,690	61,465
Total	$309,920	$329,410

Substantially all of the Company’s revenue for the years ended December 31, 2025 and 2024 has been derived in Eastern Europe.

Amounts due to the Company for satisfying revenue recognition criteria which have not yet been invoiced are recorded as unbilled revenue in the Company’s consolidated balance sheets. Contract liabilities consist of amounts received prior to satisfying the revenue recognition criteria, which are recorded as deferred revenue in the Company’s consolidated balance sheets.

The following table summarizes the changes in deferred revenue:

	Years Ended December 31,
	2025	2024
Balance, beginning of year	$—	$—
Deferral of revenue	333,192	329,410
Recognition of unearned revenue	(309,920)	(329,410)
Balance, end of year	$23,272	$—

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

From September to December 2025, the Company issued and sold an aggregate of 1,933,605 shares of its Series A-1 convertible preferred stock (“Series A-1”) at $6.2711 per share in exchange for net proceeds of $12.0 million, after deducting $0.1 million of issuance costs. Investors were eligible to receive warrants to purchase shares of the Company’s common stock based on certain Series A-1 investment amounts. As a result, the Company issued 2,999,950 common stock warrants with an initial exercise price of $3.3334 per share that are exercisable upon the effectiveness of the registration statement for the Company’s Initial Public Offering, or immediately if the Company fails to use commercially reasonable efforts to cause such registration statement to become effective, and will expire on the earlier of five years after such effectiveness or 18 months after the initial closing of the Series A-1 convertible preferred stock financing (March 2027).

The Company determined the warrants were freestanding equity classified instruments to which the proceeds from the sales of Series A-1 were allocated based on the relative fair values of each instrument. The fair value of the warrants at the issuance date was determined using a Black-Scholes option pricing model, which includes the use of Level 3 inputs. The Company estimates its stock price volatility using the historical volatility of publicly traded peer companies. The term is equal to the contractual term of the warrant. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for the time period equal to the term of the warrants. The expected dividend yield is zero based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Assumptions used in calculating the fair value of the warrants at the issuance date include the following:

Stock price per share	$1.68
Term (years)	1.50
Volatility	59.0%
Dividend yield	0.0%
Risk-free interest rate	3.5%

Concurrent with the sales of Series A-1, all outstanding SAFEs were immediately converted into shares of Series A-2 through Series A-6 convertible preferred stock based on their contractual cap amounts or conversion price. No gain or loss was recognized upon conversion because the SAFEs were recorded at their fair value immediately prior to conversion.

The convertible preferred stock consisted of the following at December 31, 2025:

		Issued and
	Authorized	Outstanding	Liquidation	Carrying
	Shares	Shares	Value	Value
Series A-1	2,631,119	1,933,605	$12,125,830	$11,525,242
Series A-2	223,336	223,336	125,000	844,210
Series A-3	223,246	223,246	209,999	880,929
Series A-4	1,262,162	1,262,162	2,770,293	5,670,894
Series A-5	12,756	12,756	29,998	58,180
Series A-6	5,978	5,978	29,991	34,218
Total	4,358,597	3,661,083	$15,291,111	$19,013,673

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant rights and preferences of the Series A-1, Series A-2, Series A-3, Series A-4, Series A-5 and Series A-6 convertible preferred stock (collectively, the “convertible preferred stock”) are as follows:

Liquidation

On a liquidation or a deemed liquidation event, convertible preferred stock receives, before Common Stock, the original issue price per share plus any declared but unpaid dividends, sharing pari passu across all series. After that preference, any remaining consideration is shared pro rata with Common Stock on an as-converted basis (the total, the “Liquidation Amount”).

Conversion

Each share converts at the holder’s option into common stock at the Original Issue Price divided by the then current Conversion Price. The Conversion Price initially equals the Original Issue Price and adjusts for stock splits/dividends and weighted average anti-dilution; no fractional shares are issued. All convertible preferred stock automatically converts upon a qualified initial public offering or as approved by the requisite holders.

Voting

The convertible preferred stock votes with Common Stock on an as-converted basis. While a majority of Series A-1 remains outstanding, its holders elect one director. Certain actions also require approval of the Requisite Holders and/or the Board of Directors.

Dividends

The holders of Convertible preferred stock are entitled to receive, a non-cumulative dividend, if and when declared by the board of directors, and shall be payable upon the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or the redemption or repurchase of any convertible preferred stock.

Redemption Rights

The convertible preferred stock is subject to redemption under certain deemed liquidation events not solely within the control of the Company, as defined, and as such is considered contingently redeemable for accounting purposes and is classified as temporary equity in the Company’s balance sheets.

Series A-1 Future Tranche Rights

Pursuant to the 2025 sales of Series A-1 convertible preferred stock, the Series A-1 investors were required to purchase up to an aggregate of 717,577 additional shares of the Company’s Series A-1 at a fixed purchase price of $6.2711 per share (the “Series A-1 Future Tranche Rights”) upon the effectiveness of a registration statement with the SEC for an initial public offering.

The Company determined that the Series A-1 Future Tranche Rights did not meet the definition of a freestanding financial instrument as they were not legally detachable and separately exercisable. The Series A-1 Future Tranche Rights were also evaluated as potential embedded derivatives and the Company determined that they did not meet the definition of a derivative instrument for which bifurcation would be required.

Common Stock

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. In any liquidation, dissolution or winding up, after payment in full of the convertible preferred stock liquidation preference (including any declared but unpaid dividends), the remaining assets are distributed pro rata among the holders of convertible preferred stock and common stock on an as-converted basis.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Share-based Compensation

In 2023, the Company implemented the 2023 Stock Plan, followed by the adoption of the 2024 Stock Plan in 2024 and subsequent amendment of the 2024 Stock Plan in 2025. Under these plans, the Company’s employees, officers, directors, consultants, and advisors are eligible to receive stock options, restricted stock awards (“RSAs”), and other share-based awards. The 2023 Stock Plan allows for the issuance of up to 5,643,900 shares, while the 2024 Stock Plan permits up to 3,469,786 shares to be granted. As of December 31, 2025, a total of 40,712 shares remained available for issuance under the 2024 Stock Plan.

Stock Options

The Company has issued incentive stock options and non-statutory stock options that have a contractual life of 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of four years.

The following table summarizes stock option activity for the Plan:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
	Number of	Exercise	Term
	Shares	Price	(years)
Outstanding at January 1, 2024	5,643,900	$0.00
Granted	752,520	$0.00
Outstanding at December 31, 2024	6,396,420	$0.00
Granted	2,686,075	$3.09
Forfeited	(9,521)	$0.67
Outstanding at December 31, 2025	9,072,974	$0.91	9.05
Vested and Exercisable at December 31, 2025	3,831,951	$0.16	7.87

The weighted average grant date fair value of options granted during the year ended December 31, 2025, was $0.58. The weighted average grant date fair value of options granted during the year ended December 31, 2024, was approximated to be nominal par value. As of December 31, 2025, the total unrecognized compensation expense related to unvested stock option awards was $0.9 million.

The fair value of each option granted during the year ended December 31, 2025, was estimated on the date of grant using the weighted average assumptions in the table below:

Expected volatility	50.3%
Risk-free interest rate	3.7%
Expected term (in years)	5.9
Expected dividend yield	0.0%

During the year ended December 31, 2025, the Company recognized share-based compensation expenses totaling $0.1 million under selling, general and administrative expense and $0.1 million under research and development expense in the consolidated statement of operations and comprehensive loss.

Performance-based stock options

The table above includes 709,890 option awards granted to a non-employee in December 2025 where vesting is contingent upon meeting certain performance milestones. Compensation expense for performance-based stock options is only recognized when management determines it is probable that the awards will vest. During the year ended December 31, 2025, no expense was recognized because the performance conditions were not considered probable of achievement.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock

In May 2023, the Company issued 1,410,975 shares of restricted stock to a founder of the Company which were determined to have a de minimis value at the date of issuance. The shares vest over a 4-year period from the issuance date:

		Weighted Average Grant Date Fair Value
Unvested at January 1, 2024	1,410,975	$0.00
Vested	(558,511)	$0.00
Unvested at December 31, 2024	852,464	$0.00
Vested	(352,744)	$0.00
Unvested at December 31, 2025	499,720	$0.00

11.	Net Loss Per Share

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	December 31,
	2025	2024
Convertible preferred stock	6,887,620	—
Common stock warrants	2,999,950	—
Unvested restricted stock awards	499,720	852,464
Stock options	5,474,986	4,397,540
	15,862,276	5,250,004

Amounts in the above table reflect the common stock equivalents.

Included in basic weighted-average number of shares of common stock outstanding during the year ended December 31, 2025 and 2024 are the vested stock options to purchase 3,597,981 and 1,998,880 shares of common stock with an exercise price of $0.00001 per share, respectively.

12.	Income Tax

The Company is taxed as a corporation for income tax purposes and is subject to federal, state, and local, and foreign income taxes.

The components of pretax income / (loss) before income taxes are as follows:

	Years Ended December 31,
	2025	2024
United States	$(7,432,105)	$(2,096,105)
Ukraine	(298,812)	28,198
Estonia	(798,346)	—
	$(8,529,263)	$(2,067,907)

For the year ended December 31, 2025, the Company had no federal, state or foreign income tax expense. The effective tax rate was (0.0%) for the period ended December 31, 2025. No federal, state or foreign income taxes were paid during the year ended December 31, 2025.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows:

	Years Ended December 31,
	2025		2024
U.S. Statutory Tax Rate	(1,791,145)	21.0%	(434,260)	21.0%
State and Local Income Taxes, Net of Federal Income Tax Effect*	(259,769)	3.0%	(86,655)	4.2%
Foreign Tax Effects	—		—
Ukraine	—		—
Statutory tax rate difference between Ukraine and United States	8,964	(0.1)%	(289)	(0.1)%
Change in valuation allowance	53,786	(0.6)%	—	0.0%
Other	—	0.0%	—	0.0%
Estonia	—	0.0%	—	0.0%
Statutory tax rate difference between Estonia and United States	(7,983)	0.1%	—	0.0%
Change in valuation allowance	175,636	(2.1)%	—	0.0%
Other	—	0.0%	—	0.0%
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	—	0.0%	—	0.0%
Effect of Cross-Border Tax Laws	—	0.0%	—	0.0%
U.S. Federal R&D Tax Credits	(118,280)	1.4%	(6,606)	0.3%
Change in Valuation Allowances	1,171,755	(13.7)%	358,029	(17.1)%
Nontaxable or Nondeductible Items	33,416	(0.4)%	(2,721)	0.1%
Changes in Unrecognized Tax Benefits	—	0.0%	—	0.0%
Other Adjustments	—		—
Change in FV of SAFE Liability	733,620	(8.6)%	174,237	(8.4)%
Actual income tax benefit effective tax rate	—	0.0%	1,735	0.0%

*Swarmer, Inc currently only files a corporate income tax return in Delaware.

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets using enacted tax rates in effect for years in which differences are expected to reverse.

Significant components of the Company’s deferred tax assets for federal income taxes consisted of the following:

	Years Ended December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$1,355,370	$261,570
Accruals and other	246,023	64,374
Capitalized research and development expenditures	19,853	25,528
Research and development tax credits	124,886	6,606
Lease liabilities	40,967	—
Share-based compensation	11,706	—
Total deferred tax assets	1,798,804	358,078
Less: valuation allowance	(1,759,255)	(358,078)
Deferred tax asset, net of valuation allowance	$39,548	$—
Deferred tax liabilities:
Depreciation and amortization	(2,983)	—
Right-of-use assets	(36,565)	—
Total deferred tax liabilities	(39,548)	—
Net deferred tax assets	$—	$—

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of tax year ended December 31, 2025, the Company has net operating loss (NOL) carryforwards for federal and Delaware income tax purposes of $4.1 million, which are available to offset future federal and Delaware taxable income. Both federal and Delaware NOLs can be carried forward indefinitely. As of December 31, 2025, the Company has NOL carryforwards for Ukraine and Estonia income tax purposes of $0.3 million and $0.8 million, respectively. As of December 31, 2025, the Company has research and development tax credits of $0.1 million which will begin to expire in 2044. The Company’s tax returns since inception have been filed and shall be subject to examination by the taxing authorities.

In assessing the need for a valuation allowance, management must determine that there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more likely- than-not threshold for realizability. Accordingly, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of December 31, 2025. The valuation allowance increased by $1.4 million for the year ended December 31, 2025.

The Company will recognize interest and penalties related to uncertain tax positions as a component of income tax expense/(benefit). As of December 31, 2025, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated financial statements. As of December 31, 2025, tax returns filed for the year ended December 31, 2024, are subject to examination by the tax authorities.

13.	Segments

The Company has a single reportable segment and allocates resources based on cash resources and operating expense projections. The measure of segment assets is reported on the consolidated balance sheet as total assets. The table below summarizes the significant revenue and expense categories regularly reviewed by the CODM:

	Years Ended December 31,
	2025	2024
Revenue	$309,920	$329,410
Cost of revenue	182,163	187,848
Gross margin	127,757	141,562
Operating expenses:
Professional fees and consultants	4,237,050	1,097,942
Research and development	276,375	118,036
General and administrative	699,576	164,109
Sales and marketing	30,863	206
Total operating expenses	5,243,864	1,380,293
Change in fair value of SAFE liability	3,493,431	829,700
Other income	(80,275)	(524)
Loss before income taxes	(8,529,263)	(2,067,907)
Income tax expense	—	(1,735)
Segment net loss	$(8,529,263)	$(2,069,642)

14.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 19, 2026, the issuance date of these consolidated financial statements and has not identified any requiring disclosure except as noted below.

Series A convertible preferred stock

During January 2026, the Company sold 558,116 shares of Series A-1 convertible preferred stock at a price of $6.2711 per share for gross proceeds of $3.5 million.

SWARMER, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Forward Stock Split

On February 18, 2026, the Company’s board of directors approved an amendment to the Company’s certificate of incorporation providing a 1.8813-for-1 forward stock split of the Company’s issued and outstanding common stock. In connection with the amendment to the Company’s certificate of incorporation for the forward stock split, the Company increased the number of shares of common stock authorized to 25,000,000 shares of common stock. The forward stock split became effective on February 18, 2026. The accompanying consolidated financial statements and notes to the consolidated statements give retroactive effect to the forward stock split for all periods presented.

Following the forward stock split, each share of the Company’s preferred stock is convertible into common stock at the following conversion prices per share:

Series A-1:	3.3334
Series A-2:	0.2975
Series A-3:	0.5000
Series A-4:	1.1667
Series A-5:	1.2499
Series A-6:	2.6663

SWARMER, INC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SWARMER, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$25,289,260	$9,283,566
Accounts receivable	95,580	—
Receivable from sale of common stock	4,625,269	—
UAV deployment program advance payment	1,845,000	—
Prepaid expenses and other current assets	1,137,379	115,473
Total current assets	32,992,488	9,399,039
Property and equipment, net	470,586	227,908
Operating lease right-of-use asset	99,610	131,184
Intangible assets	97,668	—
Deferred offering costs	—	471,719
Other assets	275,333	106,830
Total assets	$33,935,685	$10,336,680
Liabilities, convertible preferred stock and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$204,803	$223,236
Accrued expenses and other current liabilities	1,329,493	680,782
Grant advance	178,381	189,200
Deferred revenue	107,121	23,272
Operating lease liability - current	73,453	70,703
Advances received under combined arrangement	793,092	—
Total current liabilities	2,686,343	1,187,193
Operating lease liability - non-current	38,757	76,273
Total liabilities	2,725,100	1,263,466
Convertible preferred stock, par value $0.00001 per share:
Series A preferred stock: no shares authorized, issued or outstanding as of June 30, 2026; 4,358,597 shares authorized and 3,661,083 shares issued and outstanding as of December 31, 2025	—	19,013,673
Commitments and contingencies (Note 10)
Shareholders’ equity (deficit)
Preferred stock, $0.00001 par value; 10,000,000 shares authorized and no shares issued and outstanding as of June 30, 2026; no shares authorized, issued or outstanding as of December 31, 2025	—	—
Common stock, $0.00001 par value; 200,000,000 and 25,000,000 shares authorized as of June 30, 2026 and December 31, 2025, respectively; 11,608,117 and 1,410,975 shares issued as of June 30, 2026 and December 31, 2025, respectively; and 11,284,769 and 911,255 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	113	10
Additional paid-in capital	53,397,926	663,514
Accumulated other comprehensive income (loss)	195,502	(4,900)
Accumulated deficit	(22,382,956)	(10,599,083)
Total shareholders’ equity (deficit)	31,210,585	(9,940,459)
Total liabilities, convertible preferred stock and shareholders’ equity (deficit)	$33,935,685	$10,336,680

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$216,413	$138,206	$236,738	$248,910
Cost of revenue	32,816	56,176	72,740	101,718
Gross margin	183,597	82,030	163,998	147,192
Operating expenses:
Selling, general and administrative	5,657,638	277,591	8,662,517	532,872
Research and development	1,805,532	577,256	3,291,614	1,099,454
Total operating expenses	7,463,170	854,847	11,954,131	1,632,326
Loss from operations	(7,279,573)	(772,817)	(11,790,133)	(1,485,134)
Other income (expense):
Change in fair value of Simple Agreement for Future Equity (“SAFE”) liability	—	(869,000)	—	(869,000)
Change in fair value of Equity Line of Credit (“ELOC”) derivative	(251,455)	—	(251,455)	—
Other income	205,990	14,635	257,715	32,975
Loss before income taxes	(7,325,038)	(1,627,182)	(11,783,873)	(2,321,159)
Income tax expense	—	—	—	—
Net loss	$(7,325,038)	$(1,627,182)	$(11,783,873)	$(2,321,159)
Net loss per share of common stock, basic and diluted	$(0.45)	$(0.51)	$(1.03)	$(0.78)
Weighted-average shares of common stock outstanding, basic and diluted	16,333,844	3,211,540	11,414,411	2,970,764
Comprehensive loss:
Foreign currency translation adjustments	223,943	14,478	200,402	14,744
Total comprehensive loss	$(7,101,095)	$(1,612,704)	$(11,583,471)	$(2,306,415)

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Three Months Ended June 30, 2026

				Accumulated
			Additional	Other
	Common Stock		Paid-in-	Comprehensive	Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance at March 31, 2026	10,798,722	$110	$38,606,840	$(28,441)	$(15,057,918)	$23,520,591
Issuance of common stock on vesting of restricted stock and restricted stock units	172,051	—	—	—	—	—
Share-based compensation	—	—	1,178,100	—	—	1,178,100
Issuance of shares under ELOC	313,996	3	13,778,097	—	—	13,778,100
Reclassification of deferred financing costs to additional paid-in capital upon consummation of public offering and sale of Series A convertible preferred stock	—	—	(165,111)	—	—	(165,111)
Foreign currency translation adjustments	—	—	—	223,943	—	223,943
Net loss	—	—	—	—	(7,325,038)	(7,325,038)
Balance at June 30, 2026	11,284,769	$113	$53,397,926	$195,502	$(22,382,956)	$31,210,585

For the Three Months Ended June 30, 2025

				Accumulated
			Additional	Other
	Common Stock		Paid-in-	Comprehensive	Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance at March 31, 2025	646,697	$7	$11,439	$(343)	$(2,763,797)	$(2,752,694)
Issuance of common stock on vesting of restricted stock	88,186	1	(1)	—	—	—
Share-based compensation	—	—	18,255	—	—	18,255
Foreign currency translation adjustments	—	—	—	14,478	—	14,478
Net loss	—	—	—	—	(1,627,182)	(1,627,182)
Balance at June 30, 2025	734,883	$8	$29,693	$14,135	$(4,390,979)	$(4,347,143)

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

For the Six Months Ended June 30, 2026

											Accumulated
											Other
		Series A Convertible								Additional	Comprehensive
		Preferred Stock				Common Stock				Paid-in-	Income	Accumulated
		Shares	Amount			Shares		Amount		Capital	(Loss)	Deficit	Total
Balance at December 31, 2025		3,661,083	$19,013,673			911,255			$10	$663,514	$(4,900)	$(10,599,083)	$(9,940,459)
Sale of Series A-1 convertible preferred stock		558,116	3,472,095			—			—	—	—	—	—
Issuance of common stock and pre-funded warrants for conversion of Series A convertible preferred stock		(4,219,199)	(22,485,768)			6,137,634			61	22,485,707	—	—	22,485,768
Issuance of common stock under initial public offering, net of underwriters discounts		—	—			3,450,000			35	16,014,965	—	—	16,015,000
Issuance of shares under ELOC		—	—			313,996			3	13,778,097	—	—	13,778,100
Reclassification of deferred financing costs to additional paid-in capital upon consummation of public offering and sale of Series A convertible preferred stock		—	—			—			—	(1,004,333)	—	—	(1,004,333)
Issuance of common stock upon exercise of stock options		—	—			211,647			2	(2)	—	—	—
Issuance of common stock on vesting of restricted stock and restricted stock units		—	—			260,237			2	(2)	—	—	—
Share-based compensation		—	—			—			—	1,459,980	—	—	1,459,980
Foreign currency translation adjustments		—	—			—			—	—	200,402	—	200,402
Net loss		—	—			—			—	—	—	(11,783,873)	(11,783,873)
Balance at June 30, 2026		—	$—			11,284,769			$113	$53,397,926	$195,502	$(22,382,956)	$31,210,585

For the Six Months Ended June 30, 2025

					Accumulated
				Additional	Other
		Common Stock		Paid-in-	Comprehensive	Accumulated
		Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance at December 31, 2024		558,511	$6	$1,207	$(609)	$(2,069,820)	$(2,069,216)
Issuance of common stock on vesting of restricted stock		176,372	2	(2)	—	—	—
Share-based compensation		—	—	28,488	—	—	28,488
Foreign currency translation adjustments		—	—	—	14,744	—	14,744
Net loss		—	—	—	—	(2,321,159)	(2,321,159)
Balance at June 30, 2025		734,883	$8	$29,693	$14,135	$(4,390,979)	$(4,347,143)

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2026	2025
Operating activities:
Net loss	$(11,783,873)	$(2,321,159)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	96,344	—
Amortization of ROU asset	31,574	—
Change in fair value of ELOC derivative	251,455	—
Change in fair value of SAFE liability	—	869,000
Share-based compensation expense	1,459,980	28,488
Changes in operating assets and liabilities:
Accounts receivable	(95,580)	—
Unbilled revenue	—	3,193
UAV deployment program advance payment	(1,845,000)	—
Prepaid expenses and other current assets	(557,503)	(9,147)
Other assets	(168,979)	(2,070)
Accounts payable	(18,019)	(421)
Accrued expenses and other liabilities	649,219	(3,237)
Deferred revenue	84,626	3,853
Advances received under combined arrangement	793,092	—
Operating lease liability	(34,766)	—
Net cash used in operating activities	(11,137,430)	(1,431,500)
Investing activities:
Purchase of property and equipment	(347,997)	—
Purchase of intangible assets	(97,668)	—
Cash used in investing activities	(445,665)	—
Financing activities:
Proceeds from initial public offering, net of underwriting discounts	16,015,000	—
Proceeds from ELOC	8,826,408	—
Proceeds from sale of Series A-1 convertible preferred stock	3,472,095	—
Payment of financing costs	(926,264)	—
Cash provided by financing activities	27,387,239	—
Effect of exchange rates on cash and cash equivalents	201,550	14,261
Net increase (decrease) in cash and cash equivalents	16,005,694	(1,417,239)
Cash and cash equivalents at the beginning of the period	9,283,566	2,081,086
Cash and cash equivalents at the end of the period	$25,289,260	$663,847
Supplemental non-cash investing and financing activities:
Conversion of Series A Preferred Stock into Common Stock	$22,485,768	$—
Common stock issued under ELOC in exchange for receivable from sale of common stock	$4,625,269	$—
Derivative asset recognized for draw priced but unsettled under the ELOC (Note 6)	$74,970	$—

The accompanying notes are an integral part of these consolidated financial statements.

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.Nature of Operations

Swarmer, Inc (“Swarmer,” the “Company,” “we,” “us,” and “our”), a Delaware corporation, together with its wholly owned subsidiaries, is a provider of autonomous drone swarm software and artificial intelligence solutions, specializing in vendor-agnostic technologies that address critical operational challenges faced by modern military forces. The Company’s primary customer base consists of drone manufacturers who license Swarmer’s software for integration with their hardware platforms. Swarmer delivers software platforms and AI systems that enable military organizations to deploy and coordinate large-scale unmanned systems operations without requiring proportional increases in trained operators. The Company’s primary mission areas include autonomous swarm coordination, multi-domain unmanned systems integration, AI-powered collaborative autonomy, and command and control software for distributed robotic operations.

During January 2026, the Company sold 558,116 shares of Series A-1 convertible preferred stock at a price of $6.2711 per share for gross proceeds of approximately $3.5 million.

On February 18, 2026, the Company’s board of directors approved a 1.8813-for-1 forward stock split of the Company’s issued and outstanding common stock. The forward stock split became effective on February 18, 2026. All common share amounts, per share amounts, exercise prices, conversion ratios and other share-related information presented in these condensed consolidated financial statements and accompanying notes have been retroactively adjusted to reflect the stock split for all periods presented.

On March 18, 2026, the Company completed its initial public offering (“IPO”) of 3,450,000 shares of common stock at a public offering price of $5.00 per share. Net proceeds to the Company, after deducting underwriting discounts, commissions and offering expenses, were approximately $15.0 million. In connection with the IPO, all outstanding shares of the Company’s Series A convertible preferred stock automatically converted into an aggregate of (i) 6,137,634 shares of common stock and (ii) pre-funded warrants to purchase up to 1,799,970 shares of common stock.

2.Going Concern and Liquidity

In accordance with Accounting Standards Codification (“ASC”) 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Company has incurred recurring losses and negative cash flows from operations since inception, and, as of June 30, 2026, the Company had cash and cash equivalents of $25.3 million and an accumulated deficit of $22.4 million. In January 2026, the Company sold 558,116 shares of Series A-1 convertible preferred stock at a price of $6.2711 per share for gross proceeds of approximately $3.5 million. On March 18, 2026, the Company completed its initial public offering, selling 3,450,000 shares of common stock at a price of $5.00 per share for gross proceeds of approximately $17.3 million. In June 2026, the Company sold 313,996 shares of common stock under its equity line of credit (“ELOC”) with Lucid Capital Markets, LLC (“Lucid”) for aggregate gross proceeds of approximately $13.5 million, of which $4.6 million was received in July 2026.

Since its inception in May 2023, the Company has funded its operations through the sale of simple agreements for equity (“SAFEs”), the sale of Series A convertible preferred stock and product sales, its initial public offering and the issuance of common stock under its ELOC. Based on the Company’s current operating plan, expected operating expenditures, and existing cash and cash equivalents, management has concluded that the Company’s current capital resources are sufficient to fund operations for at least twelve months from the date the accompanying condensed consolidated financial statements are issued.

As the Company continues to pursue its business plan, it may seek to finance its operations through additional equity offerings, debt financings, or other capital sources. However, there can be no assurance that any additional financing or strategic arrangements will be available to the Company on acceptable terms, if at all.

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of Swarmer, Inc and its wholly owned subsidiaries, Autonomous Robotics Systems LLC (“ARS”) and Swarmer Estonia OÜ (“Estonia”). All significant intercompany balances and transactions have been eliminated in consolidation. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC applicable to Quarterly Reports on Form 10-Q. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair statement of the interim periods presented. Interim results for the three and six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2026 or any future period.

The December 31, 2025 Condensed Consolidated Balance Sheet included herein was derived from the audited financial statements as of that date but does not include all disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) filed on March 17, 2026.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. Significant estimates include the fair value of the ELOC derivative and, for comparative periods, the SAFE liability; the standalone selling prices of performance obligations; share-based compensation; the valuation allowance recorded against deferred tax assets; and the useful lives of long-lived and intangible assets.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars, the reporting currency of the Company. The functional currency of ARS and Estonia is the Ukrainian Hryvnia and the Euro, respectively. Expenses have been translated into U.S. dollars at average exchange rates prevailing during the period.

Assets and liabilities have been translated at the rates of exchange on the balance sheet dates and equity accounts at their historic rates. The net effect of these translation adjustments is shown as a component of accumulated other comprehensive income (loss).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, which at times, may exceed the Federal Deposit Insurance Corporation (“FDIC”) coverage limit of $250,000. The Company holds cash at financial institutions that the Company believes are good credit quality financial institutions and limits the amount of credit exposure with any one bank and conducts ongoing evaluations of the creditworthiness of the banks with which it does business.

For the three and six months ended June 30, 2026, the SkyKnight counterparty group accounted for approximately 99% and 90%, respectively, of the Company’s revenue, and one other customer accounted for substantially all of the remainder. For the three and

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

six months ended June 30, 2025, one customer accounted for substantially all of the Company’s revenue. The Company operates as a single reportable segment, and all of the revenue described above is reported in that segment.

As of June 30, 2026, two customers accounted for approximately 71% and 29%, respectively, of the Company’s accounts receivable. The Company had no customer accounts receivable as of December 31, 2025.

The Company’s revenue is concentrated among a small number of customers. The loss of, or a significant reduction in orders from, any such customer could have a material adverse effect on the Company’s results of operations.

Intangible Assets

Intangible assets acquired individually are recorded at cost, including directly attributable acquisition costs. Intangible assets with indefinite useful lives are not amortized and are tested for impairment at least annually, and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Income Taxes

The Company computes its interim income tax provision by applying its estimated annual effective tax rate to year-to-date pre-tax loss, adjusted for discrete items arising in the period. The Company recorded no provision for income taxes for the three and six months ended June 30, 2026 or 2025, and its effective tax rate for each period was 0%. The effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to the full valuation allowances recorded against deferred tax assets generated in the United States, Estonia, Poland and Ukraine, as the Company has concluded, based on its history of operating losses, that it is more likely than not that these deferred tax assets will not be realized.

Business Combinations

In connection with the Participatory Interests Purchase Agreement described in Note 16, the Company has established the following policies. The Company accounts for business combinations using the acquisition method under ASC 805, Business Combinations. The consideration transferred is measured at fair value as of the acquisition date, and the identifiable assets acquired and liabilities assumed are recognized at their acquisition-date fair values, with any excess of the consideration transferred over the fair value of the net assets acquired recognized as goodwill. Acquisition- related costs are expensed as incurred. The fair values of the assets acquired and liabilities assumed, including identifiable intangible assets, are estimated using valuation techniques that require significant judgment, and the preliminary allocation may be adjusted during the measurement period, which does not exceed one year from the acquisition date, as information is obtained about facts and circumstances that existed as of the acquisition date. Amounts payable to the acquired business’s employees that are contingent on continued employment or otherwise represent compensation for post-combination services are recognized as compensation expense over the requisite service period rather than as consideration transferred.

Contingent Consideration

Contingent consideration is measured at its acquisition-date fair value and classified as a liability or as equity in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Contracts in Entity’s Own Equity. The earnout under the Participatory Interests Purchase Agreement will be classified as a liability: the cash component is settled in cash, and the share component is not considered indexed to the Company’s own stock under ASC 815-40 because the number of shares deliverable varies with the acquired business’s revenue and operating income relative to the earnout targets. Contingent consideration classified as a liability is remeasured at fair value at each reporting date after the closing, with changes in fair value recognized in the condensed consolidated statements of operations. The fair value of contingent consideration is estimated using valuation techniques that consider the probability of achieving the revenue and operating income targets in each earnout period, the acceleration and reallocation

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

provisions of the agreement, the time value of money and, for the share component, the price and expected volatility of the Company’s common stock.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its consolidated financial statements and disclosures.

In May 2025, the FASB issued ASU 2025-03, “Business Combination and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity” provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a special-purpose acquisition company (“SPAC”). ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026 including interim periods within those annual periods, with early adoption permitted. The Company has evaluated ASU 2025-03 and does not expect its adoption to have a material impact on its consolidated financial statements, as the Company does not currently have variable interest entity arrangements.

In July 2025, the Financial Accounting Standards Board issued ASU 2025-05, “Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326 and provides a practical expedient for entities when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The practical expedient permits an entity to assume that current conditions as of the balance sheet date do not change over the remaining life of such financial assets, thereby reducing the complexity associated with developing reasonable and supportable forecasts. The update also permits entities that are not public business entities to elect an accounting policy to consider subsequent collection activity when estimating expected credit losses; this provision is not applicable to the Company. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual reporting periods, with early adoption permitted. The Company adopted this ASU on January 1, 2026, prospectively and the impact was not material to the unaudited condensed consolidated financial statements.

4.Intangible Assets

During May 2026, the Company acquired the internet domain name swarmer.com for use as its primary corporate domain for total consideration of $97,668, consisting of a purchase price of $72,000 and directly attributable acquisition costs of $25,668, including escrow and broker fees. The acquisition was accounted for as an asset acquisition, and the domain name was recognized as a separately acquired intangible asset in accordance with ASC 350. The Company has determined that the domain name has an indefinite useful life, as domain registrations are renewable indefinitely at nominal cost within the Company’s control and no legal, regulatory, contractual, competitive, or economic factors limit the period over which the domain is expected to contribute to the Company’s cash flows. Accordingly, the domain name is not amortized and is tested for impairment at least annually, and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Periodic registration renewal fees are expensed as incurred. As of June 30, 2026, the carrying amount of the domain name was $0.1 million, and no impairment has been recognized.

5.Simple Agreement for Future Equity (SAFE)

SAFEs represent financing instruments with characteristics of both debt and equity. The Company accounts for its SAFEs in accordance with ASC 480, Distinguishing Liabilities from Equity. Through September 22, 2025, the Company had outstanding SAFEs that met the definition of a liability, as the instruments included terms that affected conversion based on the next round of financing and provided for potential cash settlement upon the occurrence of certain liquidity events. Accordingly, the SAFEs were recorded as liabilities at fair value.

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The SAFE liability was remeasured at each balance sheet date until the occurrence of a triggering event, including an equity financing, change in control, or dissolution, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss. The fair value estimate incorporated significant unobservable inputs and was classified as a Level 3 measurement within the fair value hierarchy. The valuation considered probability-weighted outcomes under various scenarios, including: (i) an equity financing in which the SAFEs would convert into convertible preferred stock; (ii) a liquidity event in which SAFE holders would receive the greater of the cash-out amount or the amount payable based on the number of shares of common stock equal to the purchase amount divided by the liquidity price; and (iii) a dissolution event in which SAFE holders would receive a portion of the remaining cash.

The Company recognized the change in fair value of the SAFE liability in earnings; for the three and six months ended June 30, 2025, this resulted in a net loss of approximately $0.9 million, presented within other income (expense) as change in fair value of SAFE liability. The fair value of the SAFEs was estimated using a Probability-Weighted Expected Return Method using the following inputs at June 30, 2025:

Multiple scenarios expected term (in years)	0.38 - 0.50
Volatility	60.0%
Discount rate	18.3%
Probability of equity financing	75.0%
Probability of liquidity event	20.0%
Probability of dissolution	5.0%

On September 22, 2025, in connection with the issuance of Series A-1 convertible preferred stock, all outstanding SAFEs automatically converted into shares of Series A preferred stock in accordance with their terms. No SAFEs were outstanding as of June 30, 2026.

The Company did not incur any issuance costs related to SAFEs during the three and six months ended June 30, 2026 or the year ended December 31, 2025.

6.Equity Line of Credit (ELOC)

As described in Note 12, on June 10, 2026 the Company entered into the Purchase Agreement with Lucid establishing the ELOC, under which the Company may, in its sole discretion, sell up to 3,000,000 newly issued shares of its common stock to Lucid from time to time over a 24-month period, subject to the conditions and limitations set forth in the Purchase Agreement. During the period from the facility’s commencement on June 15, 2026 through June 30, 2026, the Company issued 313,996 shares of common stock under the facility, recorded at their issuance-date fair value of approximately $13.8 million, for aggregate gross proceeds of approximately $13.5 million, of which approximately $8.8 million had been received at June 30, 2026 and approximately $4.6 million was recorded as a receivable from the sale of common stock and collected in July 2026. The terms of the facility and the related derivative accounting, including the fair value measurement of the ELOC derivative, are described in Note 12.

Fair Value of ELOC Derivative

The ELOC derivative is measured at fair value on a recurring basis and is classified within Level 3 of the fair value hierarchy, as its measurement reflects significant unobservable inputs, including the expected timing and volume of future sales under the facility. At June 30, 2026, the Company’s derivative asset of $0.1 million, representing one draw priced on June 30, 2026 and settled on July 1, 2026, was measured based on the fair value of the shares deliverable relative to the contractual purchase price for that draw, and is included in prepaid expenses and other current assets on the condensed consolidated balance sheet. No comparable instruments

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

were outstanding at December 31, 2025. The following table summarizes the changes in the fair value of the ELOC derivative for the six months ended June 30, 2026:

Balance at December 31, 2025	$—
Loss on change in fair value recognized through earnings	(251,455)
Amounts settled through the issuance of common stock	326,425
Balance at June 30, 2026	$74,970

7.Unmanned Aerial Vehicle (UAV) Deployment Program Advance Payment

During June 2026, the Company made an advance payment of $2.2 million under a Procurement and Deployment Service Agreement (“Procurement Agreement”) entered into in connection with the Ukraine UAV Deployment Program described in Note 10 below. Under the arrangement, an unaffiliated facilitator procures unmanned aerial vehicles and arranges for the integration of the Company’s proprietary software and the deployment of the vehicles for use by designated military units. The advance payment has been recorded as a UAV deployment program advance payment, consistent with the caption, presented separately on the unaudited Condensed Consolidated Balance Sheet and forms part of the combined arrangement described in Note 9. The advance is carried at the $1.8 million supported fair value of the vehicles to be procured, with the $0.4 million paid in excess of that fair value applied to reduce the contract liability, as described in Note 9. As of June 30, 2026, the balance related to this program was $1.8 million.

8.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of:

	June 30,	December 31,
	2026	2025
Liability under D&O insurance premium financing	$323,196	$—
Consulting and professional fees	309,432	635,678
Compensation	683,574	13,272
Other	13,291	31,832
	$1,329,493	$680,782

9.Advances Received Under Combined Arrangement

During the second quarter of 2026, the Company entered into a series of interrelated agreements associated with the SkyKnight drone program. The agreements were negotiated and executed contemporaneously with the same counterparty group and were economically linked and mutually dependent. Accordingly, the Company evaluated the agreements collectively and determined that they represent a single combined arrangement for accounting purposes. As part of the overall arrangement, the Company entered into two software licensing agreements: (i) a Master Supplier Agreement with Meta Bureau LLC, originally executed on May 11, 2026 and amended and restated on June 25, 2026, and (ii) a Master Supplier Agreement with Progress TRW S.R.O. Collectively, these agreements provide for licensing of the Company’s software for aggregate contractual consideration of $3.9 million. During June 2026, the Company invoiced $1.5 million under these agreements, of which $1.4 million had been collected as of June 30, 2026. The remaining $67,500 is recorded in accounts receivable. In connection with the same overall arrangement, the Company also entered into two purchase agreements with Progress TRW S.R.O., each dated June 25, 2026, pursuant to which the Company agreed to pay aggregate consideration of $4.9 million. This amount comprises (i) $2.5 million for the procurement and deployment of 82 unmanned aerial vehicles (“UAVs”) integrated with the Company’s software and (ii) $2.4 million for platform integration, operating system and market development, and marketing services. Of the $2.5 million attributable to the UAVs, $2.2 million was paid in June 2026 as an advance, with the remaining $0.3 million payable upon delivery. The UAV deployments are intended to facilitate field testing and evaluation of the Company’s software platform under operational conditions.

Because the software licensing agreements and purchase agreements were negotiated with the same counterparty group, in contemplation of one another, and in furtherance of a single commercial objective, the Company concluded that the agreements should be accounted for as a combined arrangement. Accordingly, the amounts payable under the purchase agreements were evaluated under

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

the guidance for consideration payable to a customer in ASC 606. The Company concluded that the UAVs represent distinct goods for which fair value could be reasonably estimated based on available market data. Based on its valuation analysis, the Company determined that the aggregate supported fair value of the UAVs was approximately $1.8 million. The Company was unable to substantiate the fair value of the platform integration, operating system and market development, and marketing services using observable market evidence or other sufficient support. In addition, the portion of the UAV advance payment in excess of the supported fair value of the UAVs was accounted for as consideration payable to a customer. Accordingly, amounts associated with such services, together with amounts paid in excess of the supported fair value of the UAVs, were accounted for as consideration payable to a customer and reduced revenue recognized under the combined arrangement.

During the three months ended June 30, 2026, the Company recognized revenue for software licenses delivered under the combined arrangement and recorded deferred revenue related to future support obligations. Amounts invoiced in excess of revenue recognized and deferred revenue recorded are presented as advances received under combined arrangement on the unaudited Condensed Consolidated Balance Sheet as of June 30, 2026.

The Company paid an aggregate advance of $2.2 million under the purchase agreements during June 2026. Of this amount, $1.8 million, representing the supported fair value of the UAVs, is presented as UAV deployment program advance payment on the unaudited Condensed Consolidated Balance Sheet as of June 30, 2026. The remaining $0.4 million was accounted for as consideration payable to a customer and recorded as a reduction of revenue under the combined arrangement. The $1.8 million advance payment attributable to the UAVs will be recognized as expense as the related UAVs are deployed. No UAVs had been deployed as of June 30, 2026; accordingly, no expense related to the UAV deployment program was recognized during the period.

10.Commitments and Contingencies

In the ordinary course of business, the Company may be subject to certain other legal actions and claims, which may arise from time to time. The Company is not aware of any such pending legal or other proceedings that are reasonably likely to have a material impact on the Company. Notwithstanding, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include, monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and/or cash flows. Additionally, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations and/or cash flows.

Ukraine UAV Deployment Program

On June 25, 2026, the Company entered into two agreements with an unaffiliated third-party facilitator organized in the Czech Republic, in connection with a program to procure, deploy, and integrate the Company’s proprietary software onto unmanned aerial vehicles for use by designated military units of the Armed Forces of Ukraine:

(1)	A Procurement Agreement, under which the facilitator agreed to procure 82 unmanned aerial vehicles, together with related ground stations and peripheral equipment, and to arrange their deployment to designated military units, for a total service fee of $2.5 million.
(2)	An Integration and Marketing Service Agreement (“Integration Agreement”), under which the facilitator agreed to procure integration of the Company’s proprietary software platform onto the 82 vehicles procured under the agreement described above, to facilitate integration of the Company’s separate proprietary operating system software onto no fewer than 100 additional vehicles, and to produce co-branded marketing materials, for a total service fee of $2.4 million.

The aggregate contractual commitment under the two agreements is $4.9 million. As of June 30, 2026, the Company had paid $2.2 million, representing the advance payment installment due under the Procurement Agreement. The remaining $0.3 million balance under the Procurement Agreement becomes payable upon the Company’s receipt of documentation evidencing deployment of the vehicles to the designated military units and delivery of the related co-branded marketing materials.

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Each agreement is subject to termination and pro-rata refund provisions if the underlying services are not completed by specified milestone dates, and disputes are subject to binding arbitration administered by the SCC Arbitration Institute, seated in Stockholm, Sweden, with the substantive law of England and Wales governing. The $2.4 million payable under the Integration Agreement had not been invoiced as of June 30, 2026. These agreements form part of the combined arrangement described in Note 9. Consistent with the accounting described in Note 9, the remaining payments under these agreements, when made, will be applied against the recorded contract liability.

Operating Lease

In October 2025, the Company entered into a 26-month operating lease agreement for office space (the “Operating Lease”) in Austin, Texas. As of June 30, 2026, the Company maintains a security deposit in the amount of $21,000 within other assets in the accompanying consolidated balance sheets. Total lease expense for the Operating Lease in the consolidated statements of operations and comprehensive loss was  $17,208  and $34,416, respectively, for the three and six months ended June 30, 2026.

The maturity of the Company’s operating lease liability as of June 30, 2026 was as follows:

Operating leases
2026	$37,985
2027	77,860
Total lease payments	115,845
Less: present value adjustment	(3,636)
Total lease liabilities	$112,209

At June 30, 2026, the remaining lease term was 1.50 years and the discount rate was 4.50%.

In November 2025, the Company entered into an agreement for office space in Poland, which may be terminated at any time with 90-day notice. Rent expense related to this agreement was de minimis for the three and six months ended June 30, 2026.

11.Revenue

The following table summarizes revenue recognized for each respective period, disaggregated by timing of recognition (point-in-time versus over-time) and by type of performance obligation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Performance obligations satisfied at point in time	$214,243	$98,130	$214,243	$176,379
Performance obligations satisfied over time	2,170	40,076	22,495	72,531
Total	$216,413	$138,206	$236,738	$248,910

Substantially all of the Company’s revenue for the three and six months ended June 30, 2026 and 2025 was derived in Europe.

Contract liabilities consist of amounts received prior to satisfying the revenue recognition criteria, which are recorded as deferred revenue in the Company’s consolidated balance sheets.

The following table summarizes the changes in deferred revenue:

	Six Months Ended June 30,
	2026	2025
Balance, beginning of period	$23,272	$—
Deferral of revenue	320,587	252,763
Recognition of unearned revenue	(236,738)	(248,910)
Balance, end of period	$107,121	$3,853

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.Stockholders’ Equity

Preferred Stock Financing and Conversion

From September through December 2025, the Company issued and sold an aggregate of 1,933,605 shares of its Series A-1 convertible preferred stock at a price of $6.2711 per share for net proceeds of approximately $12.0 million, after deducting issuance costs of approximately $0.1 million. In connection with these issuances, certain investors were eligible to receive warrants to purchase shares of the Company’s common stock based on their investment amounts.

During the six months ended June 30, 2026, the Company issued an additional 558,116 shares of Series A-1 convertible preferred stock at a purchase price of $6.2711 per share for gross proceeds of approximately $3.5 million pursuant to the same financing arrangements entered into in 2025.

Immediately prior to the closing of the Company’s IPO on March 18, 2026, all outstanding shares of Series A convertible preferred stock automatically converted into either shares of common stock or pre-funded warrants exercisable for shares of common stock in accordance with the terms of the Company’s then-existing amended and restated certificate of incorporation. A total of 4,219,199 shares of Series A convertible preferred stock were outstanding immediately prior to conversion, representing a carrying value of approximately $22.5 million.

Upon conversion, holders received an aggregate of 6,137,634 shares of common stock. In lieu of receiving common stock, one investor elected to receive a pre-funded warrant exercisable for 1,799,970 shares of common stock with a nominal exercise price.

Following the completion of the IPO, no shares of Series A convertible preferred stock remained issued or outstanding.

Initial Public Offering

On March 18, 2026, the Company completed its IPO of 3,450,000 shares of common stock, which included the full exercise of the underwriters’ over-allotment option, at a public offering price of $5.00 per share. The Company received gross proceeds of approximately $17.3 million and net proceeds of approximately $15.0 million after deducting underwriting discounts and commissions of approximately $1.0 million and other offering costs of approximately $1.2 million.

Equity Line of Credit

On June 10, 2026, the Company entered into the Purchase Agreement with Lucid, establishing an ELOC. Under the Purchase Agreement, the Company has the right, but not the obligation, in its sole discretion, to sell up to 3,000,000 newly issued shares of its common stock (representing up to approximately $181.0 million in aggregate gross proceeds based on the $60.32 closing price on June 9, 2026) to Lucid from time to time over a 24-month period, subject to the conditions and limitations set forth in the Purchase Agreement. The Company controls the timing and amount of any sales and is under no obligation to sell any shares. Shares sold are priced at 98% of the volume-weighted average price of the common stock determined as provided in the Purchase Agreement (a 2% discount). Sales are subject to a 4.99% beneficial ownership limitation and, absent stockholder approval, to the Exchange Cap, representing approximately 19.99% of the shares of common stock outstanding at the time of the execution of the Purchase Agreement. No commitment fee was paid and no commitment shares were issued. The Company agreed to reimburse certain of Lucid’s legal fees up to approximately $0.1 million. The resale of the shares issuable pursuant to the Purchase Agreement is registered under the Company’s registration statement on Form S-1 (File No. 333-296678).

The facility commenced on June 15, 2026 upon effectiveness of the related resale registration statement. During the period from commencement through June 30, 2026, the Company sold 313,996 shares of common stock under the facility, recorded at their issuance-date fair value, for aggregate gross proceeds of approximately $13.5 million, of which approximately $8.8 million had been received at June 30, 2026 and approximately $4.6 million was recorded as a receivable from the sale of common stock and collected in July of 2026. The Company evaluated the Purchase Agreement under ASC 815 and determined that the right to sell shares is a freestanding financial instrument that meets the definition of a derivative and does not qualify for the scope exception for contracts

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

indexed to, and classified in, the Company’s own equity, because the Exchange Cap may be removed by a vote of the Company’s stockholders. The facility is therefore accounted for as a derivative measured at fair value, with changes in fair value recognized in earnings. The Company recognizes the change in fair value of the derivative in earnings; for the period ended June 30, 2026 this resulted in a net loss of approximately $0.3 million, presented as a change in fair value of derivative. At June 30, 2026, the Company recognized a derivative asset of approximately $0.1 million for one draw priced on June 30, 2026 and settled in July of 2026. The Company will remeasure the derivative at each reporting date and recognize the change in its fair value in earnings.

Common Stock

As of June 30, 2026, the Company had 200,000,000 shares of common stock authorized, 11,608,117 shares issued, and 11,284,769 shares outstanding.

Pre-Funded Warrants

As of June 30, 2026, the Company had 1,799,970 pre-funded warrants outstanding. These warrants were issued in connection with the automatic conversion of Series A convertible preferred stock immediately prior to the Company’s initial public offering, whereby one investor elected to receive pre-funded warrants in lieu of shares of common stock otherwise issuable upon conversion.

Each pre-funded warrant is exercisable for one share of common stock at a nominal exercise price of $0.01 per share, with the remaining exercise price having been paid at issuance. The warrants are exercisable at any time and remain outstanding until exercised in full, subject to customary beneficial ownership limitations, which generally prohibit exercise to the extent the holder would beneficially own more than 4.99% of the Company’s outstanding common stock.

The Company evaluated the pre-funded warrants in accordance with ASC 815-40 and concluded that they meet the criteria for equity classification. Accordingly, the pre-funded warrants are recorded within stockholders’ equity.

Common Stock Purchase Warrants

As of June 30, 2026, the Company had 2,999,950 common stock purchase warrants outstanding, which were issued in connection with prior preferred stock financings. Each warrant is exercisable for one share of common stock at an exercise price of $3.3334 per share and became exercisable upon the effectiveness of the Company’s IPO registration statement.

The Company evaluated these warrants under ASC 815-40 and concluded that they meet the criteria for equity classification. Accordingly, these warrants are included within stockholders’ equity.

13.Share-based Compensation

In 2023, the Company adopted the 2023 Stock Plan, followed by the adoption of the 2024 Stock Plan in 2024. In connection with the Company’s IPO, the Company adopted the 2026 Equity Plan (the “2026 Plan”), which superseded the 2023 Stock Plan and the 2024 Stock Plan with respect to future equity award grants. Under the Company’s equity compensation plans, employees, officers, directors, consultants, and advisors are eligible to receive stock options, restricted stock awards (“RSAs”), and other share-based awards. No further grants will be made under the 2023 Stock Plan or the 2024 Stock Plan following adoption of the 2026 Plan, although awards previously granted under those plans remain outstanding in accordance with their terms. The 2026 Plan initially authorized the issuance of 5,400,000 shares of common stock. In addition, up to 2,044,355 shares underlying awards previously granted under the 2024 Stock Plan may become available for issuance under the 2026 Plan to the extent such awards are forfeited, cancelled, expire unexercised or otherwise terminate without the issuance of shares. As of June 30, 2026, 2,569,853 shares remained available for future issuance under the 2026 Plan.

Share-Based Compensation

The Company recorded total share-based compensation expense of $1.2 million and $1.5 million during the three and six months ended June 30, 2026, respectively, and $18,255 and $28,488 during the three and six months ended June 30, 2025, respectively, for

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

the service periods through such dates using the straight-line attribution method, net of actual forfeitures, based on the grant-date fair value of the share-based awards. The following table summarizes share-based compensation expense by function for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Share-based compensation expense:
Selling, general and administrative	$1,144,833	$1,901	$1,401,827	$3,118
Research and development	33,267	16,354	58,153	25,370
Total share-based compensation expense	$1,178,100	$18,255	$1,459,980	$28,488

Stock Options

The Company has issued incentive stock options and non-statutory stock options that have a contractual life of 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of four years.

The following table summarizes stock option activity for the Plan:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Shares	Price	Term (years)
Outstanding at December 31, 2025	9,072,974	$0.91	—
Granted	1,119,136	4.85	—
Exercised	(211,647)	—	—
Forfeited	(555,698)	—	—
Outstanding at June 30, 2026	9,424,765	$1.45	8.12
Vested and Exercisable at June 30, 2026	4,210,766	$0.20	7.37

The weighted average grant date fair value of options granted during the three and six months ended June 30, 2026, was $35.16 and $2.35, respectively. The weighted average grant date fair value of options granted during the three and six months ended June 30, 2025 was $0.82 and $0.81, respectively. As of June 30, 2026, total unrecognized compensation expense related to unvested stock option awards was approximately $3.1 million, which is expected to be recognized over a weighted-average remaining vesting period of approximately 3.2 years.

The fair value of each option granted during the three and six months ended June 30, 2026 and 2025, was estimated on the date of grant using the weighted average assumptions in the table below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Expected volatility	93.5%	49.7%	51.8%	49.3%
Risk-free interest rate	4.3%	4.2%	3.9%	4.1%
Expected term (in years)	6.0	6.1	6.0	6.1
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

Performance-based stock options

The table above includes 709,890 option awards granted to the Company’s non-executive chairman of the Board of Directors in December 2025, for which vesting is contingent upon the achievement of certain operational, financing, and market-based milestones, and 70,549 option awards granted to a member of executive management, for which vesting is contingent upon the achievement of operational performance milestones. Compensation expense associated with these awards is recognized only when management

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

determines it is probable that the applicable performance conditions will be achieved. During the three and six months ended June 30, 2026, the Company recognized $14,259 of stock-based compensation expense associated with these awards.

Restricted Stock

In May 2023, the Company issued 1,410,975 shares of restricted stock to a founder of the Company which were determined to have a de minimis value at the date of issuance. The shares vest over a 4-year period from the issuance date:

		Weighted
		Average
		Grant
		Date Fair
	Number of Shares	Value
Unvested at December 31, 2025	499,720	$0.00
Vested	(176,372)	—
Unvested at June 30, 2026	323,348	$0.00

Restricted Stock Units

In connection with the closing of the Company’s initial public offering on March 18, 2026, the Company granted an aggregate of 2,683,680 restricted stock units (“RSUs”) under the 2026 Plan to its named executive officers, consisting of 1,341,840 RSUs to Serhii Kupriienko, the Company’s Secretary and Chief Executive Officer (Global), and 1,341,840 RSUs to Alexander Fink, the Company’s President and Chief Executive Officer (U.S.). The grant date fair value of these awards was $5.00 per share, determined by reference to the initial public offering price, for an aggregate grant date fair value of $13.4 million.

The RSUs granted to Mr. Kupriienko vest in 48 substantially equal monthly installments commencing one month after the March 18, 2026 grant date, subject to his continued service through each vesting date. As originally granted, Mr. Fink’s RSU award was subject to the same vesting schedule. On April 15, 2026, the Compensation Committee of the Board of Directors modified the vesting schedule of Mr. Fink’s RSU award to align it with the expiration of his post-offering lock-up. As modified, 6/48ths of Mr. Fink’s RSUs vest on September 16, 2026, with the remaining 42/48ths vesting in 42 substantially equal monthly installments thereafter, subject in each case to Mr. Fink’s continued service through each vesting date. The total number of shares subject to the award, the grant date fair value, and the total service period were not changed by the modification. The Company evaluated the modification and concluded that no incremental compensation cost arose, as the modification did not change the probability of vesting; accordingly, the Company continues to recognize the original grant date fair value over the requisite service period. Both awards provide for full acceleration of vesting upon a change of control, as defined in the 2026 Plan and the applicable award agreements.

The Company recognizes stock-based compensation expense related to these awards on a straight-line basis over the four-year requisite service period, with cumulative expense at each reporting date no less than the grant date fair value of the vested portion of each award. Forfeitures are accounted for as they occur. During the three and six months ended June 30, 2026, the Company recognized $0.8 million and $1.0 million, respectively, of stock-based compensation expense related to these awards. As of June 30, 2026, total unrecognized stock-based compensation expense related to these awards was $12.5 million, expected to be recognized over a weighted-average period of approximately 3.7 years.

		Weighted Average
		Grant
	Number of Shares	Date Fair Value
Unvested at December 31, 2025	—	$0.00
Granted	2,683,680	5.00
Vested	(83,865)	5.00
Unvested at June 30, 2026	2,599,815	$5.00

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.Net Loss Per Share

Net loss per common share is calculated in accordance with ASC 260, Earnings Per Share. Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, including 1,799,970 shares underlying pre-funded warrants and 3,880,181 vested stock options that are exercisable for nominal consideration. Diluted net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding plus the dilutive effect of unvested restricted stock awards and outstanding warrants and options. The computation of diluted net loss per share does not include other potentially dilutive common stock equivalents in the weighted-average shares outstanding, as their effect would be anti-dilutive.

Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share for the three and six months ended June 30, 2026 and 2025, are as follows:

	Three and Six Months Ended June 30,
	2026	2025
Common stock warrants	2,999,950	—
Unvested restricted stock awards	323,348	676,092
Unvested restricted stock units	2,599,815	—
Unvested stock options exercisable for nominal consideration	1,763,719	3,597,988
Stock options	3,780,865	242,064
	11,467,697	4,516,144

15.Segment Reporting

The Company operates as a single reportable segment, which is the provision of autonomous drone swarm software and artificial intelligence solutions, specializing in vendor-agnostic technologies that address critical operational challenges faced by modern military forces. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (Global) (following the management realignment described in Note 16, its President and Chief Executive Officer (U.S.)), who reviews financial information presented on a consolidated basis to assess performance and allocate resources. The CODM uses consolidated net loss, as reported on the Condensed Consolidated Statements of Operations and Comprehensive Loss, as the measure of segment profit or loss.

Other segment items included in consolidated net loss consist primarily of the change in the fair value of the ELOC derivative of $0.3 million for both the three and six months ended June 30, 2026, and other income of $0.2 million and $0.3 million for the three and six months ended June 30, 2026, respectively. Other income consists primarily of foreign exchange gains and losses associated with the Company’s international operations, consulting services provided outside the normal course of operations, grant proceeds from a government entity, and interest earned on cash and cash equivalents held with financial institutions. For the three and six months ended June 30, 2025, other segment items also included a $0.9 million change in the fair value of the SAFE liability. The measure of segment assets reviewed by the CODM is consolidated total assets, as reported on the Condensed Consolidated Balance Sheets.

The following table presents segment revenue, the significant segment expense categories regularly provided to the CODM and other segment items for the periods presented, reconciled to consolidated net loss, which is the measure of segment profit or loss:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue	$216,413	$138,206	$236,738	$248,910
Cost of revenue	32,816	56,176	72,740	101,718
Selling, general and administrative	5,657,638	277,591	8,662,517	532,872
Research and development	1,805,532	577,256	3,291,614	1,099,454
Other segment items	45,465	854,365	(6,260)	836,025
Segment net loss	$(7,325,038)	$(1,627,182)	$(11,783,873)	$(2,321,159)

SWARMER, INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.Subsequent Events

The Company has evaluated subsequent events occurring after June 30, 2026 through the date these condensed consolidated financial statements were issued and, except as described below, identified no events requiring adjustment to or disclosure in these condensed consolidated financial statements.

On July 1, 2026, the Company issued the shares of common stock deliverable in respect of the draw under the ELOC facility priced on June 30, 2026, settling the derivative asset described in Note 6, and in July 2026 the Company collected the $4.6 million receivable from the sale of common stock outstanding at June 30, 2026. From its commencement on June 15, 2026 through August 10, 2026, the Company sold a total of 642,484 shares of common stock under the ELOC facility for aggregate gross proceeds of approximately $26.8 million.

On July 24, 2026, the Board of Directors of Swarmer, Inc approved a realignment of the Company’s senior management team and a reallocation of the duties and responsibilities among certain of its executives, each effective immediately. In connection with the realignment, Mr. Alexander Fink, the Company’s President and Chief Executive Officer (U.S.), assumed additional responsibilities, and became the Company’s principal executive officer reporting directly to the Board. Mr. Fink’s compensation was unchanged in connection with this leadership transition.

On July 26, 2026, Serhii Kupriienko resigned as the Company’s Chief Executive Officer (Global), and as Chief Executive Officer (Global) of ARS, effective immediately. Mr. Kupriienko continues to serve as a member of the Company’s Board of Directors. As noted above, Alexander Fink, the Company’s President and Chief Executive Officer (U.S.), now serves as the Company’s principal executive officer, and the Company does not intend to appoint a successor to the Chief Executive Officer (Global) role. Mr. Kupriienko is entitled to the compensation and benefits accrued through the effective date of his resignation in accordance with the terms of his employment agreement and the Company’s equity incentive plans.

On August 6, 2026, the Compensation Committee of the Board of Directors of Swarmer, Inc approved grants of 26,220 stock options to employees and an advisor with an exercise price equal to the fair market value of the Company’s common stock on the grant date ($34.60 per share).

On August 13, 2026, the Board of Directors of Swarmer, Inc approved option grants to each of the non-employee directors in two tranches, each tranche with a grant-date fair value of $80,000 per director, as applicable, the first granted effective August 13, 2026 and the second to be granted on October 1, 2026, in each case with an exercise price equal to the fair market value of the common stock on the applicable grant date.

The following events occurred after August 14, 2026, the date the condensed consolidated financial statements were originally issued in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and have been evaluated through September 15, 2026, the date these condensed consolidated financial statements were reissued:

On August 12, 2026, the Company issued 3,997,762 shares of common stock to Serhii Kupriienko upon the exercise of stock options granted under the 2023 Stock Plan at an exercise price of $0.00001 per share. From August 11, 2026 through August 31, 2026, the Company sold an additional 12,250 shares of common stock under the ELOC facility for aggregate gross proceeds of approximately $0.4 million, bringing cumulative sales from commencement through August 31, 2026 to 654,734 shares and approximately $27.2 million; no shares have been sold under the ELOC facility since August 31, 2026.

On September 9, 2026, the Company entered into a Participatory Interests Purchase Agreement (the “PIPA”) to acquire 100% of the participatory interests in Limited Liability Company “JK Land Vehicles” (d/b/a Ratel Robotics), a Ukrainian manufacturer of unmanned ground vehicles. At closing, the Company will pay $7.2 million in cash, subject to customary adjustments for cash, indebtedness, transaction expenses and net working capital, and issue 1,064,942 shares of common stock. The sellers may receive up to an additional $7.2 million in cash if revenue and operating income targets are achieved for the year ending December 31, 2026, and up to 4,422,125 additional shares of common stock if revenue and operating income targets are achieved for the years ending December 31, 2026, 2027 and 2028. In addition, the Company will pay $0.8 million in cash and grant 118,326 fully vested restricted stock units to Ratel Robotics employees at closing, with a further $0.8 million and up to 118,326 restricted stock units payable if the 2026 targets are achieved, which will be recognized as compensation expense. The closing is subject to approval by the Company’s stockholders of the issuance of the shares under Nasdaq rules and other customary conditions and is expected to occur in the fourth quarter of 2026. In connection with the PIPA, the Company has added accounting policies for business combinations and contingent consideration to Note 3.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

Independent Auditor’s Report

To the Members’

Limited Liability Company “JK Land Vehicles”

Opinion

We have audited the financial statements of Limited Liability Company “JK Land Vehicles” (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, the related statements of operations and comprehensive income (loss), statements of members’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 and Note 15 to the financial statements, the Company has debt obligations and geopolitical and economic risks and uncertainties arising from its operations in Ukraine that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Parsippany, New Jersey

September 11, 2026

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

BALANCE SHEETS

(Amounts in U.S. Dollars)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$549,213	$17,528
Restricted cash	3,712,450	427,813
Inventories	2,911,774	1,156,200
Prepaid expenses and other current assets	1,240,856	642,849
Related-party receivable	9,432	—
Total current assets	8,423,725	2,244,390
Property and equipment, net	335,472	129,966
Other assets:
Right-of-use assets, operating leases	136,755	218,805
Total other assets	136,755	218,805
Total assets	$8,895,952	$2,593,161
Liabilities and Members’ Equity (Deficit)
Current liabilities:
Accounts payable	$218,182	$177,271
Salaries, benefits and payroll taxes	100,817	11,587
Contract liabilities (deferred revenue)	4,690,029	896,061
Short-term debt	1,890,030	1,225,053
Other current liabilities	143,930	76,989
Related-party payables	—	278,277
Operating lease liabilities, current	188,091	89,397
Current maturities of finance lease liabilities	22,272	—
Total current liabilities	7,253,351	2,754,635
Long-term liabilities:
Finance lease liabilities, net of current portion	6,834	—
Operating lease liabilities, non-current	—	152,344
Total long-term liabilities	6,834	152,344
Total liabilities	7,260,185	2,906,979
Commitments and contingencies (Note 13)
Members’ equity (deficit):
Charter capital	2,735	2,735
Retained earnings (accumulated deficit)	1,646,013	(319,898)
Accumulated other comprehensive income (loss)	(12,981)	3,345
Total members’ equity (deficit)	1,635,767	(313,818)
Total liabilities and members’ equity	$8,895,952	$2,593,161

The accompanying notes are an integral part of these financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in U.S. Dollars)

	Year ended December 31,
	2025	2024
Net sales	$18,635,667	$1,507,324
Cost of sales	(15,159,359)	(1,543,065)
Gross profit (loss)	3,476,308	(35,741)
Operating expenses:
General and administrative expenses	(1,130,287)	(173,951)
Selling and distribution expenses	(116,823)	(11,813)
Research and development expenses	(32,463)	(3,057)
Other operating expenses	(281,881)	(79,503)
Gain on disposal of fixed assets	4,238	—
Other operating income	31	—
Total operating expenses	(1,557,185)	(268,324)
Operating income (loss)	1,919,123	(304,065)
Other income (expense), net:
Interest income	20,792	3,607
Interest expense	(114,409)	(6,132)
Foreign currency exchange loss, net	(8,231)	(3,308)
Government grant income	155,949	—
Total other income (expense), net	54,101	(5,833)
Income (loss) before income tax expense	1,973,224	(309,898)
Income tax expense	(7,313)	(435)
Net income (loss)	$1,965,911	$(310,333)
Other comprehensive income (loss):
Foreign currency translation adjustment	(16,326)	3,345
Other comprehensive income (loss)	(16,326)	3,345
Total comprehensive income (loss)	$1,949,585	$(306,988)

The accompanying notes are an integral part of these financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

(Amounts in U.S. Dollars)

			Accumulated	Retained
			Other	Earnings	Total
	Charter	Unpaid	Comprehensive	(Accumulated	Members’
	Capital	Capital	Income (Loss)	Deficit)	Equity (Deficit)
Balances at January 1, 2024	$2,735	$(1,641)	$—	$(9,565)	$(8,471)
Member contributions	—	1,641	—	—	1,641
Foreign currency translation adjustment	—	—	3,345	—	3,345
Net loss	—	—	—	(310,333)	(310,333)
Balances at December 31, 2024	$2,735	$—	$3,345	$(319,898)	$(313,818)
Foreign currency translation adjustment	—	—	(16,326)	—	(16,326)
Net income	—	—	—	1,965,911	1,965,911
Balances at December 31, 2025	$2,735	$—	$(12,981)	$1,646,013	$1,635,767

The accompanying notes are an integral part of these financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

STATEMENTS OF CASH FLOWS

(Amounts in U.S. Dollars)

	Year ended December 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$1,965,911	$(310,333)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	47,365	7,214
Gain on disposal of property and equipment, net	(4,238)	—
Finance costs	114,409	6,132
Foreign exchange loss, net	8,231	3,308
Operating lease adjustment	28,401	22,028
Government grant income	(155,949)	—
Changes in:
Inventories	(1,755,574)	(1,086,936)
Prepayments and other current assets	(602,769)	(597,101)
Accounts payable	(13,811)	183,713
Salaries, benefits and payroll taxes	89,230	9,158
Contract liabilities (deferred revenue)	3,793,968	864,467
Other current liabilities	62,735	45,333
Cash paid for interest	(77,655)	(3,409)
Proceeds from government grants	157,481	—
Net cash provided by (used in) operating activities	$3,657,735	$(856,426)
Cash flows from investing activities:
Purchases of property and equipment	(218,705)	(95,527)
Proceeds from disposals of property and equipment	19,050	—
Net cash used in investing activities	$(199,655)	$(95,527)
Cash flows from financing activities:
Proceeds from capital contributions from owners	—	1,641
Proceeds from bank borrowings	1,578,066	1,242,482
Proceeds from related-party financial assistance	544,298	2,942,514
Repayment of bank borrowings	(899,385)	—
Repayment of related-party financial assistance	(774,204)	(2,775,974)
Payment of financing limit fee (included in interest expense)	(30,970)	—
Repayment of finance lease liabilities	(23,884)	—
Net cash provided by financing activities	$393,921	$1,410,663
Net increase in cash, cash equivalents, and restricted cash	$3,852,001	$458,710
Cash, cash equivalents, and restricted cash, beginning of year	445,341	2,077
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(35,679)	(15,446)
Cash, cash equivalents, and restricted cash, end of year	$4,261,663	$445,341
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$77,655	$3,409
Cash paid during the year for income taxes	$22,199	$102
Supplemental disclosure of lease cash flow information:
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows – payments on operating leases	$100,929	$14,898
Operating cash outflows – payments on finance leases	$696	$—
Financing cash outflows – payments on finance leases	$23,884	$—
ROU assets obtained in exchange for new lease obligations:
Operating leases	$47,608	$220,300
Finance leases	$52,858	$—

The accompanying notes are an integral part of these financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

1.Nature of the Operations and Basis of Presentation

Limited Liability Company “JK Land Vehicles” (doing business as Ratel Robotics) (the “Company”), a limited liability company organized and existing under the laws of Ukraine, manufactures and distributes unmanned ground vehicles to government entities, private organizations, charitable foundations and individual customers. The Company sells primarily through government contracts, with additional sales through direct sales and national accounts throughout Ukraine. Government customers represented approximately 93% and 71% of net sales for the years ended December 31, 2025 and 2024, respectively.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and the Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.Going Concern

In accordance with Accounting Standards Codification (“ASC”) 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying financial statements are issued. The Company has historically funded its operations through member contributions, proceeds from debt facilities and government grants. As of December 31, 2025, the Company had cash and cash equivalents of $0.5 million and a debt balance $1.9 million due in 2026. Based on the Company’s current and future funding requirements and current cash flow projections, management determined that the Company did not have adequate financial resources to fund its forecasted operating costs for at least one year after the issuance date of these financial statements.

Based on the Company’s current and future funding requirements and its cash flow projections, management determined that the Company does not have adequate financial resources to fund its forecasted operating costs and to meet its obligations, including the debt maturities described above, for at least one year after the date these financial statements are available to be issued. In reaching this determination, management also considered that, as described in Note 15, the Company’s operations are conducted in Ukraine and continue to be significantly affected by the ongoing war and related geopolitical and economic conditions, which increase the uncertainty inherent in the Company’s cash flow projections and the Company’s ability to obtain additional debt or other financing on acceptable terms.

As the Company continues to pursue its business plan, it expects to finance its operations through product sales, debt financings, proceeds from government grants or other capital sources. There can be no assurance that any additional financing or strategic arrangements will be available to the Company on acceptable terms, if at all, and if the Company does not obtain additional funding, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending. In addition, as described in Note 16, on September 9, 2026 the holders of the Company’s participatory interests entered into the Purchase Agreement with Swarmer, under which the Company would become a wholly owned subsidiary of Swarmer upon closing, and management expects to seek financial support from Swarmer thereafter to fund operations and repay or refinance its borrowings. However, the closing is subject to conditions outside the Company’s control, including approval by Swarmer’s stockholders, and the Purchase Agreement does not obligate Swarmer to provide financing to the Company. Accordingly, the acquisition does not alleviate the substantial doubt described below.

Based on the factors above, the Company has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date that these financial statements were issued.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

3.Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. Estimates and assumptions are periodically reviewed, and the effects of any revisions are reflected in the financial statements in the period they are determined to be necessary. Actual results could differ significantly from those estimates.

Foreign Currency Translation

Functional and Reporting Currencies: The Company’s functional currency is the Ukrainian hryvnia (UAH), which represents the currency of the primary economic environment in which the Company operates and generates cash flows. The accompanying financial statements are presented and reported in U.S. dollars (USD), which is the Company’s reporting currency. Unless otherwise indicated, all financial statement amounts are rounded to the nearest U.S. dollar.

Translation of Foreign Currency Financial Statements: In accordance with ASC 830, Foreign Currency Matters, the financial statements of the Company are translated from the functional currency into the reporting currency using the current rate method as follows:

Assets and Liabilities: Translated at the prevailing exchange rate in effect at the balance sheet date.

Equity Accounts: Translated utilizing historical exchange rates.

Revenues, Expenses, Gains, and Losses: Translated at the weighted-average exchange rates in effect during the applicable reporting period.

The resulting foreign currency translation adjustments are excluded from net income and are recorded as a separate component of stockholders’ equity within Accumulated Other Comprehensive Income (Loss).

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The Company uses the hierarchy prescribed in the accounting guidance for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

●	Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;
●	Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and
●	Level 3 - Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

The carrying amounts of certain financial assets and liabilities, including prepaid and other current assets, accounts payable and accrued liabilities approximate fair value because of the short maturity and liquidity of those instruments. The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents and restricted cash. The Company maintains its cash balances with two financial institutions in Ukraine and on special accounts with the State Treasury of Ukraine. The Company believes the financial institutions with which it maintains its balances are creditworthy and conducts ongoing evaluations of their financial condition and creditworthiness. Cash balances held with these institutions are not insured or otherwise guaranteed by any deposit insurance program comparable to the U.S. Federal Deposit Insurance Corporation (FDIC), and accordingly may be exposed to loss in the event of a failure of these institutions.

The Company sells primarily through government contracts and represented approximately 93% and 71% of net revenues for the years ended December 31, 2025 and 2024, respectively.

Cash and Cash Equivalents

Cash and cash equivalents includes all highly liquid instruments with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in certificates of deposits.

Restricted Cash

Restricted cash consists of cash and cash equivalents that are restricted as to withdrawal or usage under various customer and grant and other contractual agreements until applicable conditions are satisfied and the cash and cash equivalents are no longer restricted. Restricted cash is expected to be used within 12 months and is classified as a current asset.

Accounts Receivable, net

Accounts receivable are stated at a gross invoice amount less an allowance for credit losses as well as net of any discounts or other forms of variable consideration. The Company estimates allowance for credit losses by evaluating specific accounts where information indicates customers may have an inability to meet financial obligations, such as customer payment history, credit worthiness, and receivable amounts outstanding for an extended period beyond contractual terms. The Company uses assumptions and judgments, based on the best available facts and circumstances, to record an allowance to reduce the receivable to the amount expected to be collected. These allowances are evaluated and adjusted as additional information is received.

The Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). Financial assets that potentially subject the Company to credit losses consist primarily of accounts receivable and contract assets. Expected credit losses are recorded through an allowance for credit losses that is deducted from the corresponding asset to present the net amount expected to be collected. The allowance is determined based on analysis of the relevant financial assets, historical loss experience, customer-specific information, and current and reasonably supportable forecasts of economic conditions.

Based on the analysis performed on open accounts receivable and customer-specific information, the Company did not record an allowance for credit losses as of December 31, 2025 and 2024. The impact of adoption was not material to the financial statements and primarily resulted in new or enhanced disclosures.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined utilizing the first-in, first-out (FIFO) method. The cost of finished goods and semi-finished products includes raw materials, direct labor, and an allocation of applicable manufacturing overhead based on normal operating capacity. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Management periodically evaluates inventory for excess, slow-moving, and obsolete items based on historical turnover and future demand forecasts. For items identified as obsolete or exceeding forecasted demand, inventory values are written down to net realizable value. These write-downs establish a new, permanent cost basis for the affected inventory and are recognized as a component of cost of sales in the statements of operations and comprehensive income (loss).

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of the asset.

Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments that materially extend the useful life or capacity of an asset are capitalized. Upon retirement or sale, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations and comprehensive income (loss).

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the excess of the carrying amount over the fair value of the asset. The Company did not recognize any impairment losses during the years ended December 31, 2025 and 2024.

Software Development Costs

Software development costs are accounted for in accordance with ASC 350-40, Internal-Use Software, and ASC 985-20, Costs of Software to be Sold, Leased, or Marketed. Under ASC 350-40, software development costs related to preliminary project activities and post-implementation and maintenance activities are expensed as incurred. Direct costs related to application development activities that are probable to result in additional functionality according to ASC 350-40 are capitalized. Capitalized software costs are amortized on a straight-line basis and tested for impairment in the event of changes in circumstances that could impact recoverability. Under ASC 985-20, costs incurred before technological feasibility are expensed as research and development. Costs incurred after technological feasibility and before the product is available for general release to customers are capitalized. Capitalized costs are amortized based on the current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution. For the years ended December 31, 2025 and 2024, the Company’s products were available for general release shortly after technological feasibility was established.

Leases

The Company adopted FASB ASC Topic 842 (“ASC 842”). ASC 842 requires lessees to recognize most leases on their balance sheets as a right-of-use (“ROU”) asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. ASC 842 also requires additional disclosure of key quantitative and qualitative information for leasing arrangements. ASC 842 retains a distinction between finance leases and operating leases, with classification affecting the pattern of expense recognition in the statement of operations and comprehensive income (loss).

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

The Company made an accounting policy election available under ASC 842 not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. The Company’s leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date, considering the lease term, economic environment, credit risk and collateralized nature of the borrowing, in determining the present value of lease payments.

Future lease payments may include fixed rent escalation clauses or payments that depend on an index (such as the consumer price index), which is initially measured using the index or rate at lease commencement. Subsequent changes of an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Residual value guarantees or payments for terminating the lease are included in the lease payments only when it is probable they will be incurred. The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component for its real estate, vehicle, and equipment asset classes. The non-lease components typically represent additional services transferred to the Company, such as common area maintenance for real estate, which are variable in nature and recorded in variable lease expense in the period incurred.

For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. For finance leases, lease expense includes amortization expense of the ROU asset recognized on a straight-line basis over the lease term and interest expense recognized on the finance lease liability. ROU assets are assessed for impairment in accordance with the Company’s long-lived asset policy. The Company reassesses lease classification and remeasures right-of-use assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment in accordance with ASC 842. Operating lease ROU assets are included in Right-of-use assets, operating leases, and finance lease ROU assets are included in property and equipment in the accompanying balance sheets. Current and non-current operating and finance lease liabilities are presented separately, as applicable, as of December 31, 2025 and 2024.

Deferred Revenues

Deferred revenues consist of advance payments, deposits, and billings in excess of revenue recognized and are classified as current or non-current based on the timing of the expected performance obligations and the Company’s operating cycle. Deferred revenues are reported on a contract-by-contract basis, net of revenue recognized, at the end of each reporting period. During the years ended December 31, 2025 and 2024, the Company recognized revenue of $0.9 million and $32,000, respectively, that was included in the deferred revenue balance at the beginning of each period presented.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Grants related to specific expenditures are recognized in the statements of operations and comprehensive income (loss) on a systematic basis over the periods in which the Company recognizes the related expenses. During the year ended December 31, 2025, the Company recognized government grant income of $0.2 million, which is presented within other income (expense) in the accompanying statements of operations and comprehensive income (loss). Cash proceeds from government grants received during 2025 amounted to $157,481. The difference between cash proceeds received and government grant income recognized during the year primarily reflects foreign currency translation effects. As of and for the year ended December 31, 2024, there were no grant liabilities or grant income recognized.

Revenue Recognition

For contracts that are within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company evaluates whether two or more contracts should be combined and accounted for as one single performance obligation and whether a single contract should be accounted for as more than one performance obligation. ASC 606 defines a performance obligation as a contractual promise to transfer a distinct good or service to a customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s evaluation requires significant judgment and the decision to combine a group of contracts or separate a contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. The majority of the Company’s contracts have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct. However, occasionally the Company has contracts with multiple performance obligations.

Product Revenues

Product revenues are generated from the sale of hardware and related products. For product sales, control generally transfers to the customer at a point in time. In determining when control transfers, the Company considers, among other indicators, whether it has a present right to payment, legal title has transferred, the customer has obtained the significant risks and rewards of ownership, and customer acceptance has occurred, where acceptance is not considered a formality. Generally, revenue is recognized when control transfers to the customer based on the contractual delivery terms and customer acceptance provisions. Shipping and handling activities are not assessed as separate performance obligations as they are considered fulfillment activities.

If a performance obligation related to a product sale remains unsatisfied after shipment, such as installation or customer acceptance, revenue attributable to that performance obligation is deferred until the obligation has been satisfied. The Company does not provide customer rebates, volume discounts or similar incentive programs. The Company did not experience any product returns or refunds during the years ended December 31, 2025 and 2024.

Contractual penalties payable to customers for delays in product delivery are accounted for as variable consideration and recognized as a reduction of the transaction price and revenue. The amount of variable consideration related to contractual penalties is determined based on the applicable contractual terms and circumstances existing at the reporting date. See Note 13 - Commitments and Contingencies for additional information regarding contractual penalties incurred during 2025.

The Company provides a standard warranty for its products for a period of 12 months from the date of customer acceptance. Under the warranty terms, the Company is required, at its own cost, to remedy identified defects within 30 calendar days from the date a formal warranty claim report is issued, unless otherwise agreed by the parties. The warranty terms do not provide for cash refunds. The Company did not incur warranty costs during the years ended December 31, 2025 and 2024 and had no warranty liability as of December 31, 2025 and 2024.

Revenue from long-term product-related contracts is recognized over time using a cost-to-cost input method when the criteria for over-time recognition under ASC 606 are met. Progress toward satisfaction of the related performance obligation is measured based on costs incurred relative to total estimated costs. Management exercises judgment in determining whether the criteria for over-time recognition are met and in estimating the total costs required to complete the related performance obligations. Estimates of total expected costs are reviewed and updated periodically as the contract progresses. Management has determined that the cost-to-cost method appropriately depicts the transfer of control of the related goods or services to the customer.

Service Revenues

Service revenues consist primarily of (i) routine support and maintenance services, (ii) product training, installation, and onsite deployment services, and (iii) engineering and professional services related to the development and customization of software and hardware applications. Support and maintenance services represent stand-ready obligations to provide ongoing technical support and

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

updates and are recognized ratably over the service period, as the customer simultaneously receives and consumes the benefits of the services. Training, installation, and onsite deployment services are generally distinct performance obligations that are recognized at a point in time, when the related services have been performed and control has transferred to the customer. Engineering and professional services are recognized over time, as the services create or enhance assets that the customer controls or have no alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. Revenue for these arrangements is recognized using a cost-to-cost input method, under which revenue is recognized based on the ratio of actual costs incurred to total estimated costs. Management has determined that this method provides the best measure of progress toward satisfaction of the related performance obligations.

For arrangements containing multiple service performance obligations, the transaction price is allocated to each performance obligation based on its relative standalone selling price, as stated in the Company’s contracts.

Development Revenues

Development revenues are derived from customer contracts that include research, development, and engineering services. These arrangements include substantive, contractually defined development milestones, each of which represents a measure of progress toward satisfaction of the related performance obligation. Revenue from development arrangements is recognized upon achievement of the applicable milestone, as milestone achievement corresponds with the transfer of control of the underlying services to the customer. The Company has determined that the use of milestone achievement as an output method provides a faithful depiction of performance in accordance with ASC 606.

Remaining Performance Obligations

The Company discloses remaining performance obligations for contracts with an original expected duration of greater than one year. The Company has elected the practical expedient in ASC 606-10-50-14 and therefore does not disclose information about remaining performance obligations for (i) contracts with an original expected duration of one year or less and (ii) performance obligations for which revenue is recognized in the amount to which the Company has the right to invoice.

As of December 31, 2025, the aggregate amount of transaction price allocated to remaining performance obligations for contracts not subject to the practical expedients described above was $4.7 million, recorded within deferred revenues in the accompanying balance sheets, and expected to be recognized during 2026.

Cost of Goods Sold

Cost of sales consists primarily of component material costs, direct labor, capitalized manufacturing overhead, and freight costs. The Company accounts for shipping and handling activities that occur after a customer obtains control of the goods as fulfillment costs rather than as a separate, distinct performance obligation.

Shipping and Handling

In accordance with ASC 606-10-25-18B, the Company has elected an accounting policy to treat all outbound shipping and handling costs as fulfillment activities. Consequently, all shipping and handling costs are expensed as incurred and are classified within cost of goods sold in the accompanying statements of operations and comprehensive income (loss).

Advertising and Promotional Costs

The Company expenses advertising and promotional costs as incurred. These costs are included in sales and marketing expenses within the accompanying statements of operations and comprehensive income (loss). Advertising and promotional expenses charged to expense were approximately $54,000 and $1,000 for the years ended December 31, 2025 and 2024, respectively.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

Income taxes reflected in the accompanying financial statements consist of current income taxes based on the Company’s final Ukrainian tax filings. Deferred tax assets and liabilities are not recognized in the Company’s local statutory accounting records, and no deferred tax balances are recorded in the local books.

The Company recognizes the tax benefits of uncertain tax positions only when the positions are “more likely than not” to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of laws and regulations of the jurisdiction. The application of laws and regulations is subject to legal and factual interpretation, judgement, and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management’s estimate. As of December 31, 2025 and 2024, the Company did not have any unrecognized tax benefits.

Recently Issued Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting model for capitalizing internal-use software costs by replacing the project-stage approach with a principles-based recognition threshold. The guidance is effective for annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect adoption of this ASU to have a material impact on its financial statements.

In December 2025, the Financial Accounting Standards Board issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes authoritative guidance for the recognition, measurement, presentation, and disclosure of government grants received by business entities. The amendments expand Topic 832 by introducing a comprehensive accounting framework, largely based on International Accounting Standard 20, and are effective for entities other than public business entities for annual reporting periods beginning after December 15, 2029. Early adoption is permitted. The Company is currently evaluating the impact of the amendments, including the transition method to be applied, on its financial statements and related disclosures.

4.Inventories

Inventories consist of the following:

	December 31,
	2025	2024
Raw materials	$2,893,121	$933,996
Work-in-process	16,528	63,071
Finished goods	2,125	159,133
	$2,911,774	$1,156,200

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

5.Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2025	2024
Advance payment to suppliers	$1,139,887	$612,471
VAT, prepaid income taxes and other taxes	93,452	30,378
Trade accounts receivable and other current assets	7,517	—
	$1,240,856	$642,849

6.Property and Equipment, net

Property and equipment, net consist of the following:

	December 31,
	2025	2024
Machinery and equipment	$136,908	$75,795
Vehicles, including finance lease right-of-use assets	236,465	57,932
Furniture, fixtures, and office equipment	7,430	3,309
	380,803	137,036
Less: accumulated depreciation and amortization	45,331	7,070
	$335,472	$129,966

Depreciation and amortization expense was $47,000 and $7,000 for the years ended December 31, 2025 and 2024, respectively. The movement in accumulated depreciation during 2025 reflects depreciation expense of $47,365, the derecognition of $4,893 of accumulated depreciation related to the vehicle disposed of during the year, and a foreign currency translation adjustment of $4,211, resulting in accumulated depreciation of $45,331 as of December 31, 2025. During the year ended December 31, 2025, the Company sold a vehicle to a related party for consideration of $23,813, excluding VAT. The vehicle’s net book value was $19,575 at the time of sale, resulting in a gain on disposal of $4,238, which is presented separately in the accompanying statements of operations and comprehensive income (loss). Cash proceeds received during 2025 amounted to $19,050, and $9,432 of the gross invoice amount, including VAT, remained receivable as of December 31, 2025 and is presented as a related-party receivable in the accompanying balance sheets. Estimated useful lives of property and equipment range from three to five years.

7.Debt

Revolving line of credit

The Company maintains a revolving line of credit with a Ukrainian bank, with a maximum contractual borrowing limit of UAH 150,000,000 (equivalent to approximately $3,538,754 and $3,568,115 as of December 31, 2025 and 2024, respectively), used to finance working capital needs. Borrowings are available in separate tranches subject to individually established sublimits, collateral requirements (including a minimum collateral coverage ratio of 1.05), other conditions specified in the credit agreement, and lender approval; the lender determines whether to advance individual tranches at its discretion, and its obligation to provide additional financing is revocable.

Outstanding borrowings were $896,485 and $1,225,053 as of December 31, 2025 and 2024, respectively. Borrowings bear interest at 6% per annum, and the outstanding principal is contractually due on November 19, 2026. The facility does not provide for a commitment fee on the unused portion, which was UAH 112,000,000 (approximately $2,642,270) as of December 31, 2025 based on the maximum contractual facility limit.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

Non-revolving line of credit

In 2025, the Company entered into a non-revolving credit facility with a Ukrainian bank under the “Affordable Loans 5-7-9%” state support program for enterprises in the defense industry, with a contractual credit limit of UAH 50,000,000 (equivalent to approximately $1,179,585 as of December 31, 2025), to finance working capital needs. The facility bears a variable base rate of three-month UIRD plus 5% per annum, subject to a maximum of 23%; while the Company remains eligible under the state support program, it pays a compensatory rate of 5% per annum, with the remaining interest compensated under the program. The facility is secured by guarantees and pledged assets of the Company and is partially supported by a state portfolio guarantee.

The facility is subject to a financing limit fee of 2.6% of the contractual credit limit in the first year and 1% in each subsequent year for which the facility remains supported by the state portfolio guarantee; no separate servicing fee applies. During 2025, the Company accrued and paid a first-year financing limit fee of UAH 1,300,000 (approximately $30,970). No comparable fee was incurred in 2024. The financing limit fee of $30,970 was recognized within interest expense in the accompanying statements of operations and comprehensive income (loss) and is presented separately within financing activities in the statements of cash flows.

Outstanding principal was $993,545 as of December 31, 2025; the Company had no borrowings under a comparable facility as of December 31, 2024. Although the contractual maturity date is October 1, 2028, under the contractual terms in effect as of December 31, 2025, the credit limit was scheduled to decrease to UAH 37,500,000 on May 1, 2026, UAH 25,000,000 on June 1, 2026, UAH 12,500,000 on July 1, 2026 and nil on August 1, 2026, unless financing is continued for a subsequent utilization period subject to lender approval. Accordingly, the entire outstanding principal was contractually due within twelve months following December 31, 2025. The nominal undrawn portion of the facility was UAH 7,885,804 (approximately $186,040) as of December 31, 2025.

Available borrowing capacity

Additional borrowings under both facilities are subject to satisfaction of the applicable contractual conditions and lender approval, and the lender’s obligations to provide additional financing are revocable; accordingly, the unused portions of the stated facility limits do not represent unconditional financing commitments available to the Company. In addition, the credit agreements provide that aggregate principal borrowings under these facilities and other credit agreements with the same lender may not exceed UAH 180.0 million. Based on aggregate outstanding principal of approximately UAH 80.1 million as of December 31, 2025, maximum additional borrowing capacity was approximately UAH 99.9 million (approximately $2.4 million), before consideration of applicable sub limits, collateral requirements, other borrowing conditions and lender approval.

Contractual principal maturities

The entire outstanding principal balance of $1,890,030 as of December 31, 2025 is contractually due in 2026; no principal payments are due in 2027 through 2030.

The weighted-average interest rate on outstanding short-term borrowings was approximately 5.5% and 6.0% as of December 31, 2025 and 2024, respectively.

The Company’s credit agreements contain certain financial, operational and other covenants, including requirements relating to the Company’s financial condition, business activities, use of proceeds, collateral and cash flows. As of December 31, 2025 and 2024, the Company was in compliance with the applicable covenants.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

8.Members’ Equity

The Company’s charter capital represents capital contributions committed by its members in accordance with the Company’s charter. As of December 31, 2025 and 2024, charter capital was $2,735 and was fully paid, with no unpaid capital. The Company has a single class of members’ interests, and members’ liability is limited to their contributions to charter capital.

The ownership interests in the Company’s charter capital were as follows as of December 31:

	December 31,
	2025	2024
VATAGA SOLUTIONS LLC	—	70%
IS Aerial Vehicles LLC	50%	—
Ostapchuk Taras Igorovich	50%	30%
	100%	100%

On August 7, 2025, VATAGA SOLUTIONS LLC transferred its 70% ownership interest, 50% to IS Aerial Vehicles LLC and 20% to Ostapchuk Taras Igorovich. No consideration was paid or received by any party, including the Company, in connection with the transfer.

As of December 31, 2025, the ultimate beneficial owners of the Company were Ostapchuk Taras Igorovich and Maksym Thorovych Melnyk. As of December 31, 2024, the ultimate beneficial owners were Ostapchuk Taras Igorovich and Ievhen Vadymovych Eremenko.

9.Leases

The Company leases warehouse, production and office space in Ukraine under operating lease, sublease and sub-sublease arrangements, and leases a vehicle under a finance lease with scheduled payments through October 2027. The operating lease arrangements require monthly rental payments, utility reimbursements and other service charges and expire on various dates through May 2026. The Company’s primary leased facilities include approximately 710 square meters of manufacturing, warehouse and office space, 143 square meters of warehouse space, and additional office, warehouse, production and open-area premises under a sublease; the Company also subleases office premises under a sub-sublease arrangement that initially covered 54 square meters and was subsequently amended to cover 241 square meters. The Company’s leases do not contain residual value guarantees or restrictive covenants. Utility reimbursements and other service charges are variable in nature and are recognized as variable lease cost in the period incurred. Certain of the Company’s leases include options to extend or terminate the lease; the measurement of right-of-use assets and lease liabilities excludes payments related to such options as the Company is not reasonably certain to exercise them.

Operating lease cost is recognized on a straight-line basis over the applicable lease term. Finance lease cost is recognized as amortization of the right-of-use asset and interest expense on the lease liability.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

The following table summarizes supplemental balance sheet information related to leases:

	December 31,
	2025	2024
Operating leases
Operating lease right-of-use assets	$136,755	$218,805
Operating lease liabilities, current	188,091	89,397
Operating lease liabilities, non-current	—	152,344
Total operating lease liabilities	$188,091	$241,741
Finance leases
Vehicles	$52,858	$—
Less: accumulated amortization	(4,208)	—
Finance lease right-of-use assets, net	48,650	—
Finance lease liabilities, current	$22,272	$—
Finance lease liabilities, non-current	6,834	—
Total finance lease liabilities	$29,106	$—

The components of lease cost were as follows:

	Year ended December 31,
	2025	2024
Operating lease cost	$139,059	$41,735
Finance lease cost:
Amortization of right-of-use assets	4,208	—
Interest on lease liabilities	696	—
Total lease cost	$143,963	$41,735

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$100,929	$14,898
Operating cash flows from finance leases	696	—
Financing cash flows from finance leases	23,884	—
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	$47,608	$220,300
Finance leases	52,858	—

Weighted-average remaining lease terms and discount rates were as follows:

	December 31,
	2025	2024
Weighted-average remaining lease term
Operating leases	1.00 years	1.93 years
Finance leases	1.84 years	n/a
Weighted-average discount rate
Operating leases	4.01%	4.08%
Finance leases	13.71%	n/a

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

Future undiscounted lease payments as of December 31, 2025 were as follows:

	Operating Leases	Finance Leases
2026	$191,963	$24,634
2027	—	7,152
Total lease payments	191,963	31,786
Less: imputed interest	(3,872)	(2,680)
Total present value of lease liabilities	$188,091	$29,106

10.Revenue

Contract Balances

The following table summarizes the Company’s contract balances:

	December 31,
	2025	2024
Trade accounts receivable	$1,315	$—
Contract liabilities (deferred revenues)	4,690,029	896,061

Trade accounts receivable represent the Company’s unconditional rights to consideration and are presented within other current assets in the accompanying balance sheets. The Company had no contract assets as of December 31, 2025 and 2024.

Contract liabilities primarily represent advance payments received from customers before the related performance obligations are satisfied and are presented as deferred revenues in the accompanying balance sheets. The Company’s customers, principally government customers, generally pay in advance of delivery, while revenue is recognized when control of the products transfers to the customer; this timing difference is the primary driver of the Company’s contract liability balances. The increase in contract liabilities during 2025 primarily resulted from advance payments received from customers in excess of revenue recognized upon satisfaction of the related performance obligations. During the years ended December 31, 2025 and 2024, the Company recognized $896,061 and $31,594, respectively, of revenue that was included in the contract liability balance at the beginning of each respective year.

Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of the transaction price allocated to unsatisfied or partially unsatisfied performance obligations was $4,690,029. The Company expects to recognize the entire amount as revenue during 2026.

Disaggregation of Revenue

Substantially all of the Company’s 2025 net sales and a majority of its 2024 net sales were generated from contracts with government customers. Product sales, principally unmanned ground vehicles, represented substantially all net sales in both periods; service and other revenue streams were immaterial.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

Revenue by product line was as follows for the years ended December 31:

	2025		2024
	Amount	% of Total	Amount	% of Total
Unmanned ground vehicles	$18,612,457	100%	$1,507,324	100%
Accessories for unmanned ground vehicles	23,129	—%	—	—%
Services	81	—%	—	—%
Total revenues, net	$18,635,667	100%	$1,507,324	100%

Revenue by customer type was as follows for the years ended December 31:

	2025		2024
	Amount	% of Total	Amount	% of Total
Government	$17,242,381	93%	$1,076,085	71%
Other customers	1,393,286	7%	431,239	29%
Total revenues, net	$18,635,667	100%	$1,507,324	100%

Concentrations

For the years ended December 31, 2025 and 2024, two customers and one customer, respectively, accounted for approximately 93% and 71% of net sales. The loss or reduction of business with any significant customer could have a material adverse effect on the Company’s operations.

11.Other Operating Expenses

Other operating expenses consisted of the following for the years ended December 31:

	2025	2024
Taxes and fees	$149,089	$75,993
Charitable contributions	124,413	2,750
Payroll and other operating expenses	8,379	760
Total other operating expenses	$281,881	$79,503

12.Income taxes

The Company is subject to taxation in Ukraine. For 2024 and through June 30, 2025, the Company was subject to the standard Ukrainian corporate income tax rate of 18%. Effective July 1, 2025, the Company became a Diia City resident and elected the special taxation regime applicable to Diia City residents, under which tax is imposed on certain qualifying transactions specified by Ukrainian tax legislation rather than on the Company’s accounting profit.

Income tax expense was $7,313 and $435 for the years ended December 31, 2025 and 2024, respectively, consisting entirely of current Ukrainian income tax expense based on the Company’s final Ukrainian tax filings. For 2025, current income tax expense comprised $2,013 of corporate income tax on income earned during the period from January 1 to June 30, 2025, prior to the Diia City transition, and $5,300 of tax arising under the Diia City special taxation regime. During 2025, the Company corrected its originally filed 2024 corporate income tax return; following the correction, taxable income for 2024 was approximately $2,400 and the related corporate income tax liability was approximately $435.

No deferred tax assets or liabilities were recognized as of December 31, 2025 and 2024. The Company evaluated temporary differences between the financial reporting and tax bases of its assets and liabilities and determined that no significant deferred tax

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

assets or liabilities arise, as tax under the Diia City special taxation regime is imposed on qualifying transactions rather than on a profits basis, and temporary differences attributable to the period prior to the transition were insignificant.

The following table reconciles income tax expense computed by applying the Ukrainian statutory corporate income tax rate of 18% to income before income taxes to reported income tax expense for the year ended December 31, 2025:

	Amount	Percent
Income tax at Ukrainian statutory rate (18%)	$355,180	18.0%
Income not subject to tax on profits under the Diia City regime	(353,167)	(17.9)%
Tax on qualifying transactions under Diia City regime	5,300	0.3%
Total income tax expense	$7,313	0.4%

As of December 31, 2025, prepaid income taxes were $14,074; as of December 31, 2024, income taxes payable were $429. Income taxes paid, net of refunds received, all of which were paid to Ukraine, were $22,199 and $102 for the years ended December 31, 2025 and 2024, respectively. Differences between income tax expense and cash taxes paid relate primarily to the timing of tax payments, settlement of tax liabilities, changes in prepaid income taxes and foreign currency translation.

The Company had no unrecognized tax benefits as of December 31, 2025 and 2024, and recognized no interest or penalties related to income taxes for either year. The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company’s tax returns remain subject to examination by the Ukrainian tax authorities in accordance with applicable statutory limitation periods; tax years 2023 through 2025 remain open to examination.

13.Commitments and Contingencies

From time to time, the Company may be involved in legal proceedings and claims arising in the ordinary course of business, including matters related to employment, product warranty and commercial disputes.

During the year ended December 31, 2025, the Company incurred contractual penalties of $180,636 related to delays in the delivery of products under government customer contracts. The penalties were accounted for as a reduction of revenue and were settled as of December 31, 2025, with no amounts remaining accrued. No comparable contractual penalties were incurred during the year ended December 31, 2024.

The Company manufactures products primarily pursuant to executed customer contracts and expects to fulfill its contractual production and delivery obligations in the ordinary course of business.

As of December 31, 2025, the Company was not involved in any material tax disputes, and management was not aware of any pending legal proceedings, claims, commitments or contingencies that were reasonably likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

14.Related-Party Transactions

The Company enters into transactions with its Members and other related parties. The related-party relationships and transactions described below include transactions with current and former Members and with VATAGA TRADE LLC.

On August 7, 2025, VATAGA SOLUTIONS LLC transferred its 70% ownership interest in the Company, with a 50% interest transferred to IS Aerial Vehicles LLC and a 20% interest transferred to Ostapchuk Taras Igorovich. No consideration was paid or received by any party, including the Company, in connection with the transfer. See Note 8 - Members’ Equity for additional information.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

Members of the Company

For the years ended December 31, 2025 and 2024, the Company incurred total expenses of $158,829 and $15,238, respectively, related to Ostapchuk Taras Igorovich, a Member of the Company who also performs management functions. For 2025, these amounts consisted of payroll and related personnel costs of $144,135; advertising, market research, exhibition and customer-training costs of $13,809; and other business expenses, including travel, communication and transportation costs, of $885. For 2024, the total amount consisted primarily of payroll and related personnel costs, with minor customer-training and advertising-related costs. The payroll-related amounts represent personnel costs attributable to Mr. Ostapchuk, while the remaining amounts were incurred through advance reports in connection with activities performed on behalf of the Company.

In 2025, the Company sold a vehicle to IS Aerial Vehicles LLC, a Member of the Company, for consideration of $23,813, excluding VAT, and recognized a gain on disposal of $4,238. As of December 31, 2025, $9,432 of the gross invoice amount, including VAT, remained receivable and is presented as related-party receivable in the accompanying balance sheets. See Note 6 - Property and Equipment for additional information. No comparable vehicle sale to a related party occurred during 2024.

The Company received and repaid interest-free repayable financial assistance of $16,859 from IS Aerial Vehicles LLC in 2025 and $777,809 from VATAGA SOLUTIONS LLC in 2024. The related agreements did not provide for a repayment schedule; amounts were required to be repaid by the respective contractual maturity dates. No amounts remained outstanding under these arrangements as of December 31, 2025 and 2024.

VATAGA TRADE LLC

VATAGA TRADE LLC is a related party because VATAGA SOLUTIONS LLC, a former Member of the Company, holds a 50% ownership interest in VATAGA TRADE LLC.

For the years ended December 31, 2025 and 2024, the Company incurred rent and utility expenses from VATAGA TRADE LLC of $11,626 and $10,919, respectively, and purchased inventories totaling $1,065 and $28,569, respectively.

During 2024, the Company received interest-free repayable financial assistance of $2,164,705 from VATAGA TRADE LLC, of which $228,359 remained outstanding as of December 31, 2024. During 2025, the Company received additional interest-free repayable financial assistance of $527,439 and repaid $757,345, including the balance outstanding at the beginning of the year. The related agreements did not provide for a repayment schedule; amounts were required to be repaid by the respective contractual maturity dates. No amount remained outstanding as of December 31, 2025.

Related-Party Balances

Related-party receivables and payables are presented separately in the accompanying balance sheets and consisted of the following:

	December 31,
	2025	2024
Related-party receivable (vehicle sale)	$9,432	$—
Related-party payables:
Repayable financial assistance	$—	$228,359
Inventory purchases	—	47,513
Rent and utilities	—	2,405
Total related-party payables	$—	$278,277

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

15.Risks and Uncertainties

Supplier Concentration

The Company purchases components, materials and other supplies from domestic and foreign suppliers. For the years ended December 31, 2025 and 2024, suppliers that individually accounted for more than 10% of the Company’s total purchases were as follows:

Supplier	2025	2024
ETS-Kyiv LLC	20.3%	—%
Hrin avto Ukraina LLC	16.6%	—%
VEST IST KOMPANI LLC	13.0%	—%
Sinotec Europe Kft, Hungary	11.8%	—%
Shenzhen Zhixiang Model Technology Co., Ltd.	—%	28.0%
Total	61.7%	28.0%

The Company’s operations depend on the availability of certain components and materials from third-party suppliers. Disruptions in the availability of these supplies, including those resulting from geopolitical conditions, transportation constraints or other supply chain disruptions, could adversely affect the Company’s production and operations.

Geopolitical and Economic Conditions

The Company’s operations are conducted in Ukraine, and its business activities are significantly affected by the ongoing war in the country. The Company manufactures unmanned ground vehicles, and demand for the Company’s products is influenced by the ongoing military and geopolitical conditions in Ukraine.

The ongoing war and related geopolitical and economic conditions may affect the Company’s operations through changes in customer demand, government and regulatory requirements, availability and cost of raw materials and components, supply chain disruptions, availability of utilities and personnel, foreign currency exchange rates, inflation, and restrictions on international payments and trade.

While the current geopolitical environment has contributed to demand for the Company’s products, the duration and future impact of the military conflict and related economic conditions remain uncertain. Changes in the military, political, regulatory, or economic environment could have a material effect on the Company’s future operations, financial position, results of operations, and cash flows.

16.Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through September 11, 2026, the date the financial statements were available to be issued, and has not identified any events requiring recognition or disclosure except as noted below.

Transfer of Ownership Interest

On July 2, 2026, IS Aerial Vehicles LLC transferred its 50% ownership interest in the Company to Limited Liability Company Vluchnotech (“Vluchnotech”). No consideration was paid or received by the Company in connection with the transfer. Following the transfer, Vluchnotech and Ostapchuk Taras Igorovich each held a 50% ownership interest in the Company. The transfer did not affect the Company’s charter capital or its financial position, results of operations or cash flows.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

(Amounts in U.S. Dollars)

Acquisition Agreement with Swarmer, Inc

On September 9, 2026, Swarmer, Inc, a Delaware corporation (“Swarmer”), entered into a Participatory Interests Purchase Agreement (the “Purchase Agreement”) with the holders of the Company’s participatory interests (the “Sellers”), pursuant to which Swarmer will acquire 100% of the Company’s charter capital. At closing, Swarmer will pay a cash purchase price of $7.2 million, adjusted for the Company’s cash, indebtedness, unpaid transaction expenses and net working capital, and will issue 1,064,942 shares of Swarmer common stock. The Sellers will also be entitled to up to $7.2 million in cash if the Company achieves revenue and operating income targets for the fiscal year ending December 31, 2026, and up to 4,422,125 additional shares of Swarmer common stock if such targets are achieved for the fiscal years ending December 31, 2026, 2027 and 2028 (the “Earnout”).

Closing is subject to customary conditions, including approval by Swarmer’s stockholders of the share issuances under Nasdaq listing rules, for which Swarmer has agreed to file a proxy statement and hold a stockholder meeting, and the execution of an employment agreement between the Company and its chief executive officer. Either party may terminate the Purchase Agreement if closing has not occurred within 120 days after signing. Shares issued under the Purchase Agreement are subject to a six-month lock-up, and Swarmer has agreed to register their resale.

In connection with the closing, Swarmer will pay $0.8 million in cash and grant 118,326 fully vested restricted stock units to employees of the Company designated by the Sellers, with a further $0.8 million and up to 118,326 units payable if the fiscal year 2026 Earnout is earned, and will grant 137,600 restricted stock units to certain employees under a retention plan vesting over four years. These arrangements are separate from the purchase consideration and will be recognized as compensation expense after closing.

Unaudited Condensed Interim Financial Statements

Independent Accountant’s Review Report

To the Board of Directors and Management

JK Land Vehicles LLC

Results of Review of Interim Financial Information

We have reviewed the accompanying balance sheet of JK Land Vehicles LLC (the Company) as of June 30, 2026, and the related statements of income, changes in equity, and cash flows for the six-month periods ended June 30, 2026, and June 30, 2025, and the related notes (collectively referred to as the interim financial information). The interim financial information for the six-month period ended June 30, 2025, is presented for comparative purposes and was also reviewed by us.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial information as of June 30, 2026, and for the six-month periods ended June 30, 2026, and June 30, 2025, for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our review in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information (AU-C section 930, Interim Financial Information). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion on the interim financial information.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

Report on the Balance Sheet as of December 31, 2025

The accompanying balance sheet of the Company as of December 31, 2025, which is presented for comparative purposes, was audited by us and was not subjected to the review procedures described above. We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of the Company as of December 31, 2025, and the related statements of income, changes in equity, and cash flows for the year then ended (not presented herein), and in our report dated September 11, 2026, we expressed an unmodified opinion on those audited financial statements. We have not performed any auditing or review procedures on December 31, 2025, balance sheet since the date of that report, and the review conclusion expressed above does not extend to it. Accordingly, we express no assurance on the balance sheet as of December 31, 2025, beyond the opinion expressed in our previously issued audit report.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 and Note 15 to the financial statements, the Company has debt obligations and geopolitical and economic risks and uncertainties arising from its operations in Ukraine that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SAX Advisory Group

Parsippany, New Jersey

September 11, 2026

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

CONDENSED BALANCE SHEETS

(Unaudited)

(Amounts in U.S. Dollars)

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$2,318,902	$549,213
Restricted cash	22,626,057	3,712,450
Inventories	16,708,264	2,911,774
Prepaid expenses and other current assets	57,818,469	1,240,856
Related-party receivable	—	9,432
Total current assets	99,471,692	8,423,725
Property and equipment, net	450,022	335,472
Right-of-use assets, operating leases	65,570	136,755
Total assets	$99,987,284	$8,895,952
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$1,973,940	$218,182
Salaries, benefits and payroll taxes	250,677	100,817
Contract liabilities (deferred revenue)	86,632,403	4,690,029
Short-term debt	1,962,192	1,890,030
VAT and other current liabilities	6,839,369	143,930
Operating lease liabilities, current	103,553	188,091
Current maturities of finance lease and vehicle financing liabilities	51,796	22,272
Total current liabilities	97,813,930	7,253,351
Finance lease liabilities, net of current portion	1,433	6,834
Total liabilities	97,815,363	7,260,185
Commitments and contingencies (Note 13)
Members’ equity:
Charter capital	2,735	2,735
Retained earnings	2,286,793	1,646,013
Accumulated other comprehensive income (loss)	(117,607)	(12,981)
Total members’ equity	2,171,921	1,635,767
Total liabilities and members’ equity	$99,987,284	$8,895,952

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

(Amounts in U.S. Dollars)

	Six months ended June 30,
	2026	2025
Net sales	$9,602,328	$4,199,667
Cost of sales	(7,820,911)	(4,393,515)
Gross profit (loss)	1,781,417	(193,848)
Operating expenses:
General and administrative expenses	(591,678)	(530,483)
Selling and distribution expenses	(149,893)	(51,633)
Research and development expenses	(14,605)	(17,413)
Other operating expenses	(267,868)	(65,397)
Other operating income	2,039	—
Total operating expenses	(1,022,005)	(664,926)
Operating income (loss)	759,412	(858,774)
Other income (expense), net:
Interest income	8,293	8,154
Interest expense	(43,193)	(40,156)
Foreign currency exchange loss, net	(83,732)	(296)
Total other income (expense), net	(118,632)	(32,298)
Income (loss) before income tax expense	640,780	(891,072)
Income tax expense	—	(1,928)
Net income (loss)	$640,780	$(893,000)
Other comprehensive income (loss):
Foreign currency translation adjustment	(104,626)	(1,421)
Other comprehensive income (loss)	(104,626)	(1,421)
Total comprehensive income (loss)	$536,154	$(894,421)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

CONDENSED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

(Unaudited)

(Amounts in U.S. Dollars)

			Accumulated	Retained
			Other	Earnings
			Comprehensive	(Accumulated	Total Members’
	Charter Capital	Unpaid Capital	Income (Loss)	Deficit)	Equity (Deficit)
Balances at December 31, 2024	$2,735	$—	$3,345	$(319,898)	$(313,818)
Foreign currency translation adjustment	—	—	(1,421)	—	(1,421)
Net loss	—	—	—	(893,000)	(893,000)
Balances at June 30, 2025	$2,735	$—	$1,924	$(1,212,898)	$(1,208,239)

Balances at December 31, 2025	$2,735	$—	$(12,981)	$1,646,013	$1,635,767
Foreign currency translation adjustment	—	—	(104,626)	—	(104,626)
Net income	—	—	—	640,780	640,780
Balances at June 30, 2026	$2,735	$—	$(117,607)	$2,286,793	$2,171,921

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in U.S. Dollars)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$640,780	$(893,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	55,326	17,226
Finance costs	43,193	40,156
Foreign exchange loss, net	83,732	296
Operating lease adjustment	(13,354)	18,801
Changes in operating assets and liabilities:
Inventories	(13,796,490)	(2,101,023)
Prepaid expenses and other current assets	(56,567,742)	(1,185,907)
Accounts payable	1,697,090	330,010
Salaries, benefits and payroll taxes	149,860	86,361
Contract liabilities (deferred revenue)	81,942,374	7,028,243
VAT and other current liabilities	6,649,462	145,135
Net cash provided by operating activities	$20,884,231	$3,486,298
Cash flows from investing activities:
Purchases of property and equipment	(133,207)	(42,005)
Proceeds from disposals of property and equipment	9,233	—
Net cash used in investing activities	$(123,974)	$(42,005)
Cash flows from financing activities:
Proceeds from bank borrowings	$182,103	$574,764
Proceeds from related-party financial assistance	—	527,439
Repayment of related-party financial assistance	—	(757,345)
Reimbursement of finance lease asset cost	2,784	—
Repayment of finance lease and vehicle financing liabilities	(31,378)	—
Net cash provided by financing activities	$153,509	$344,858
Net increase in cash, cash equivalents, and restricted cash	$20,913,766	$3,789,151
Cash, cash equivalents, and restricted cash, beginning of period	4,261,663	445,341
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(230,470)	10,803
Cash, cash equivalents, and restricted cash, end of period	$24,944,959	$4,245,295
Supplemental disclosures of cash flow information:
Interest paid	$52,380	$40,153
Income taxes paid	$5,220	$22,199
Supplemental noncash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$48,462
Vehicles acquired under financing arrangements	$48,959	$—

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

1. Nature of the Operations and Basis of Presentation

Limited Liability Company “JK Land Vehicles” (doing business as Ratel Robotics) (the “Company”), a limited liability company organized and existing under the laws of Ukraine, manufactures and distributes unmanned ground vehicles to government entities, private organizations, charitable foundations and individual customers. The Company sells primarily through government contracts, with additional sales through direct sales and national accounts throughout Ukraine. Government customers represented approximately 86% and 99% of net sales for the six months ended June 30, 2026 and 2025, respectively.

The accompanying unaudited condensed interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and the Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”), consistent with the accounting principles used in the Company’s audited financial statements for the year ended December 31, 2025. Accordingly, the unaudited condensed interim financial statements do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2025 and 2024. In the opinion of management, the accompanying unaudited condensed interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the interim periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the full year.

The Company’s functional currency is the Ukrainian hryvnia (“UAH”), which is the currency of the primary economic environment in which the Company operates. The accompanying unaudited condensed interim financial statements are presented in U.S. dollars. Unless otherwise indicated, amounts presented in these unaudited condensed interim financial statements are rounded to the nearest U.S. dollar.

2. Going Concern

In accordance with ASC 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying unaudited condensed interim financial statements are issued. The Company has historically funded its operations through member contributions, proceeds from debt facilities and government grants. As of June 30, 2026, the Company had cash and cash equivalents of $2.3 million and outstanding debt of $2.0 million due within twelve months of the reporting date.

Based on the Company’s current and future funding requirements and its cash flow projections, management determined that the Company does not have adequate financial resources to fund its forecasted operating costs and to meet its obligations, including the debt maturities described above, for at least one year after the date these unaudited condensed interim financial statements are available to be issued. In reaching this determination, management also considered that, as described in Note 15, the Company’s operations are conducted in Ukraine and continue to be significantly affected by the ongoing war and related geopolitical and economic conditions, which increase the uncertainty inherent in the Company’s cash flow projections and the Company’s ability to obtain additional debt or other financing on acceptable terms.

As the Company continues to pursue its business plan, it expects to finance its operations through product sales, debt financings, proceeds from government grants or other capital sources. There can be no assurance that any additional financing or strategic arrangements will be available to the Company on acceptable terms, if at all, and if the Company does not obtain additional funding, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending. In addition, as described in Note 16, on September 9, 2026 the holders of the Company’s participatory interests entered into the Purchase Agreement with Swarmer, under which the Company would become a wholly owned subsidiary of Swarmer upon closing, and management expects to seek financial support from Swarmer thereafter to fund operations and repay or refinance its borrowings. However, the closing is subject to conditions outside the Company’s control, including approval by Swarmer’s stockholders, and the Purchase Agreement

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

does not obligate Swarmer to provide financing to the Company. Accordingly, the acquisition does not alleviate the substantial doubt described below

As the Company continues to pursue its business plan, it expects to finance its operations through product sales, debt financings, proceeds from government grants or other capital sources. However, there can be no assurance that any additional financing or strategic arrangements will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending.

Based on the factors above, the Company has concluded that substantial doubt exists with respect to its ability to continue as a going concern within one year after the date that these unaudited condensed interim financial statements were issued.

3. Summary of Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies from those described in Note 3 to the audited financial statements as of and for the years ended December 31, 2025 and 2024.

Use of Estimates

The preparation of the unaudited condensed interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the transaction price and the estimation of variable consideration and total contract costs under ASC 606, and the estimation of write-downs required to reduce inventory to net realizable value. As of June 30, 2026, raw materials were $16,037,209 and the Company had no reserve for excess and obsolete inventory; changes in future demand, turnover or expected usage of inventory could result in changes to estimated net realizable value and could require write-downs in the near term. Actual results could differ significantly from those estimates.

Foreign Currency Translation

Functional and Reporting Currencies: The Company’s functional currency is the Ukrainian hryvnia (UAH), which represents the currency of the primary economic environment in which the Company operates and generates cash flows. The accompanying financial statements are presented and reported in U.S. dollars (USD), which is the Company’s reporting currency. Unless otherwise indicated, all financial statement amounts are rounded to the nearest U.S. dollar.

Translation of Foreign Currency Financial Statements: In accordance with ASC 830, Foreign Currency Matters, the financial statements of the Company are translated from the functional currency into the reporting currency using the current rate method as follows:

Assets and Liabilities: Translated at the prevailing exchange rate in effect at the balance sheet date.

Equity Accounts: Translated utilizing historical exchange rates.

Revenues, Expenses, Gains, and Losses: Translated at the weighted-average exchange rates in effect during the applicable reporting period.

The resulting foreign currency translation adjustments are excluded from net income and are recorded as a separate component of stockholders’ equity within accumulated other comprehensive income (loss).

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents and restricted cash, held with two financial institutions in Ukraine and on special accounts with the State Treasury of Ukraine. As of June 30, 2026, cash held with the Company’s two Ukrainian financial institutions totaled $2,318,902, comprising approximately $2,314,059 with PJSC “PUMB” and $4,843 with JSC “BANK KREDIT DNIPRO,” and restricted cash held on State Treasury and other contractually restricted accounts totaled $22,626,057. These balances may not be fully covered by deposit insurance or similar protection, and the maximum exposure to credit risk associated with these balances is represented by their carrying amounts. Government contracts represented approximately 86% and 99% of net sales for the six months ended June 30, 2026 and 2025, respectively.

As of June 30, 2026, restricted cash consisted primarily of funds held in State Treasury accounts related to government customer contracts. Under the terms of the respective government contracts, these funds may be used only for expenditures directly related to the manufacture of products under the contracts for which the funds were provided. An immaterial portion of restricted cash related to a government grant.

Recently Issued Accounting Pronouncements

There have been no changes to the recently issued accounting pronouncements described in Note 3 to the audited annual financial statements, and no new pronouncements issued during the six months ended June 30, 2026 are expected to have a material impact on the unaudited condensed interim financial statements. The Company has not early adopted ASU 2025-06 or ASU 2025-10.

4. Inventories

Inventories consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Raw materials	$16,037,209	$2,893,121
Semi-finished products and components	511,304	—
Work in progress	22,301	16,528
Finished goods	115,329	2,125
Other inventories	22,121	—
Less: reserve for excess and obsolete inventory	—	—
Total inventories	$16,708,264	$2,911,774

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Advances to suppliers	$43,952,259	$1,139,887
VAT and other tax receivables	13,639,467	93,452
Other prepaid expenses and current assets	226,743	7,517
Total prepaid expenses and other current assets	$57,818,469	$1,240,856

Advances to suppliers primarily represent prepayments for components used in the Company’s production process. Certain suppliers require full or partial prepayment prior to delivery.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

As of June 30, 2026, advances to VEST IST KOMPANI LLC, Hrin avto Ukraina LLC and ETS-Kyiv LLC individually exceeded 10% of total advances to suppliers and represented approximately 49%, 16% and 13%, respectively, of the outstanding balance.

6. Property and Equipment, net

Property and equipment, net consisted of the following:

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Machinery and equipment	$219,332	$136,908
Vehicles, including finance lease right-of-use assets	308,346	236,465
Furniture, fixtures, and office equipment	19,141	7,430
Total property and equipment, at cost	546,819	380,803
Less: accumulated depreciation and amortization	96,797	45,331
Property and equipment, net	$450,022	$335,472

During the six months ended June 30, 2026, additions to property and equipment at cost were approximately $182,166, consisting of $133,207 of cash purchases and $48,959 of vehicles acquired under financing arrangements. Foreign currency translation effects reduced the U.S. dollar-translated property and equipment cost balance by approximately $16,150 during the period.

Depreciation and amortization expense related to property and equipment was approximately $55,326 and $17,226 for the six months ended June 30, 2026 and 2025, respectively. During the six months ended June 30, 2026, accumulated depreciation and amortization increased from $45,331 to $96,797. The movement reflects depreciation and amortization expense of $55,326, partially offset by foreign currency translation effects of approximately $3,860. Estimated useful lives of property and equipment range from three to five years.

7. Debt

The Company’s debt consists of borrowings under a revolving line of credit and a non-revolving credit facility under the “Affordable Loans 5-7-9%” state support program, each with a Ukrainian bank. The terms of these facilities, including interest rates, collateral, fees, borrowing conditions and the aggregate borrowing limit with the lender, are described in Note 7 to the audited annual financial statements. There have been no changes to the contractual terms of the facilities since December 31, 2025.

Outstanding borrowings under the revolving line of credit were $847,310 and $896,485 as of June 30, 2026 and December 31, 2025, respectively. The tranche outstanding as of June 30, 2026 bore interest at 6% per annum and is contractually due on November 19, 2026.

Outstanding principal under the non-revolving credit facility was $1,114,882 and $993,545 as of June 30, 2026 and December 31, 2025, respectively, with the facility fully drawn as of June 30, 2026. The contractual final maturity of the facility is October 1, 2028; however, under the contractual terms applicable to the amounts outstanding as of June 30, 2026, the outstanding principal is payable within twelve months of the reporting date and is therefore classified as short-term debt. Accordingly, the entire outstanding principal balance of $1,962,192 as of June 30, 2026 is classified as current.

During the six months ended June 30, 2026, the Company recognized approximately $82,558 of interest compensation under the “Affordable Loans 5-7-9%” state support program, which is presented as a reduction of interest expense in the accompanying condensed statements of operations and comprehensive income (loss). Interest expense, net of such compensation, was $43,193 for the six months ended June 30, 2026. Cash interest payments made by the Company during the period amounted to $52,380. The difference between interest expense recognized and cash interest paid reflects the effect of the state support compensation, changes in accrued interest balances and foreign currency translation effects.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

Additional borrowings remain subject to the contractual conditions and lender approval described in the annual financial statements, and the unused portions of the stated facility limits do not represent unconditional financing commitments. Based on aggregate outstanding principal of UAH 88,000,000 (approximately $1,962,192) as of June 30, 2026, maximum additional borrowing capacity under the UAH 180,000,000 aggregate limit with the lender was UAH 92,000,000 (approximately $2,051,383), before consideration of applicable sublimits, collateral requirements, other borrowing conditions and lender approval. As of June 30, 2026 and December 31, 2025, the Company was in compliance with the applicable covenants.

8. Members’ Equity

As of June 30, 2026 and December 31, 2025, the Company’s charter capital was $2,735 and was fully paid, with no unpaid capital, and IS Aerial Vehicles LLC and Ostapchuk Taras Igorovich each held a 50% ownership interest in the Company. There were no changes in the Company’s charter capital, ownership interests or ultimate beneficial owners during the six months ended June 30, 2026. The Company’s members’ interests, including the single class of interests and the limitation of members’ liability, and the August 2025 change in ownership are described in Note 8 to the audited annual financial statements.

9. Leases

The Company’s operating lease, sublease and sub-sublease arrangements for warehouse, production and office space in Ukraine, and its vehicle finance lease, are described in Note 9 to the audited annual financial statements. During the six months ended June 30, 2026, the Company entered into two additional vehicle financing arrangements under which ownership of the vehicles transfers to the Company upon completion of all contractual payments. As of June 30, 2026, the remaining contractual payments under these arrangements were due within twelve months of the reporting date. Obligations under these arrangements were $38,065, which together with finance lease liabilities of $15,164 comprised total lease and vehicle financing obligations of $53,229 presented on the condensed balance sheet ($51,796 current and $1,433 non-current).

Cash payments related to the two vehicle financing arrangements amounted to $18,721 during the six months ended June 30, 2026 and are included within repayments of finance lease and vehicle financing liabilities in the accompanying condensed statements of cash flows.

The following table summarizes supplemental balance sheet information related to the leases included in the Company’s supplemental lease calculations:

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Operating leases
Operating lease right-of-use assets	$65,570	$136,755
Operating lease liabilities, current	103,553	188,091
Operating lease liabilities, non-current	—	—
Total operating lease liabilities	$103,553	$188,091
Finance leases
Vehicles	$49,958	$52,858
Less: accumulated amortization	(17,013)	(4,208)
Finance lease right-of-use assets, net	32,945	48,650
Finance lease liabilities, current	$13,731	$22,272
Finance lease liabilities, non-current	1,433	6,834
Total finance lease liabilities	$15,164	$29,106

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

The components of lease cost were as follows:

	Six months ended June 30,
	2026	2025
Operating lease cost	$68,133	$63,024
Finance lease cost:
Amortization of right-of-use assets	12,805	—
Interest on lease liabilities	1,512	—
Total lease cost	$82,450	$63,024

Supplemental cash flow information related to leases was as follows:

	Six months ended June 30,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$76,093	$39,776
Operating cash flows from finance leases	1,512	—
Financing cash flows from finance leases	12,657	—
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	$—	$48,462
Finance leases	—	—

Weighted-average remaining lease terms and discount rates were as follows:

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Weighted-average remaining lease term
Operating leases	0.50 years	1.00 years
Finance leases	1.35 years	1.84 years
Weighted-average discount rate
Operating leases	4.01%	4.01%
Finance leases	13.71%	13.71%

Future undiscounted lease payments for the leases included in the Company’s supplemental lease calculations as of June 30, 2026 were as follows:

	Operating Leases	Finance Leases
2026	$104,439	$9,462
2027	—	6,759
Total lease payments	104,439	16,221
Less: imputed interest	(886)	(1,057)
Total present value of lease liabilities	$103,553	$15,164

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

10. Revenue

Contract Balances

The following table summarizes the Company’s contract balances:

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Trade accounts receivable	$—	$1,315
Contract liabilities (deferred revenues)	86,632,403	4,690,029

Trade accounts receivable represent the Company’s unconditional rights to consideration and are presented within prepaid expenses and other current assets in the accompanying condensed balance sheets. The Company had no contract assets as of June 30, 2026 and December 31, 2025.

Contract liabilities primarily represent advance payments received from customers before the related performance obligations are satisfied and are presented as contract liabilities (deferred revenue) in the accompanying condensed balance sheets. The Company’s customers, principally government customers, generally pay in advance of delivery, while revenue is recognized when control of the products transfers to the customer; this timing difference is the primary driver of the Company’s contract liability balances. Contract liabilities increased by $81,942,374 and $7,028,243 during the six months ended June 30, 2026 and 2025, respectively, primarily as a result of advance payments received from customers in excess of revenue recognized upon satisfaction of the related performance obligations. During the six months ended June 30, 2026 and 2025, the Company recognized $4,690,029 and $896,061, respectively, of revenue that was included in the contract liability balance at the beginning of each respective period; in each period, the entire beginning contract liability balance was recognized as the related performance obligations were satisfied.

Remaining Performance Obligations

As of June 30, 2026, the aggregate amount of the transaction price allocated to unsatisfied or partially unsatisfied performance obligations was $86,632,403. Such amounts will be recognized as revenue as the related performance obligations are satisfied. The Company applies the practical expedients described in Note 3 - Summary of Significant Accounting Policies in determining the disclosures related to remaining performance obligations.

Disaggregation of Revenue

Government customers represented approximately 86% and 99% of net sales for the six months ended June 30, 2026 and 2025, respectively. Product sales, principally unmanned ground vehicles, represented substantially all net sales in both periods; accessories, services and other revenue streams were immaterial.

Revenue by product line was as follows for the six months ended June 30:

		% of		% of
	2026	Total	2025	Total
Unmanned ground vehicles	$9,542,661	99%	$4,199,018	100%
Accessories for unmanned ground vehicles	32,397	<1%	649	<1%
Services	27,270	<1%	—	—
Total revenues, net	$9,602,328	100%	$4,199,667	100%

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

Revenue by customer type was as follows for the six months ended June 30:

		% of		% of
	2026	Total	2025	Total
Government	$8,305,657	86%	$4,139,178	99%
Other customers	1,296,671	14%	60,489	1%
Total revenues, net	$9,602,328	100%	$4,199,667	100%

Concentrations

For the six months ended June 30, 2026 and 2025, two customers accounted for approximately 86% and 99%, respectively, of net sales. The loss or reduction of business with any significant customer could have a material adverse effect on the Company’s operations.

11. Other Operating Expenses

Other operating expenses consisted of the following for the six months ended June 30:

	2026	2025
Taxes and fees	$156,405	$61,298
Charitable contributions	100,813	3,018
Payroll expenses and related charges	568	1,080
Fines and penalties	371	—
Other	9,711	1
Total other operating expenses	$267,868	$65,397

Other operating income of $2,039 for the six months ended June 30, 2026 is presented separately within operating expenses in the accompanying condensed statements of operations and comprehensive income (loss). No other operating income was recognized during the six months ended June 30, 2025.

Fines and penalties presented above exclude contractual penalties payable to customers, which are accounted for as a reduction of revenue as described in Note 13 - Commitments and Contingencies.

12. Income Taxes

The Company is subject to taxation in Ukraine. The Company’s transition to the Diia City special taxation regime effective July 1, 2025, and the taxation of the Company before and after that transition, are described in Note 12 to the audited annual financial statements. Under the Diia City regime, tax is imposed on certain qualifying transactions rather than on the Company’s accounting profit, and the Company has an annual tax reporting period; accordingly, no interim corporate income tax return was filed for the six months ended June 30, 2026.

Income tax expense was nil and $1,928 for the six months ended June 30, 2026 and 2025, respectively, consisting entirely of current Ukrainian income tax expense. No deferred income tax expense or benefit was recognized for either period, and no deferred tax assets or liabilities were recognized as of June 30, 2026 and December 31, 2025. As of June 30, 2026 and December 31, 2025, prepaid income taxes were $18,342 and $14,074, respectively, and were included in prepaid expenses and other current assets in the accompanying condensed balance sheets. Income taxes paid, all of which were paid to Ukraine, were $5,220 and $22,199 for the six months ended June 30, 2026 and 2025, respectively; differences between income tax expense and cash taxes paid relate primarily to the timing of tax payments, changes in prepaid income taxes and foreign currency translation.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

The Company had no unrecognized tax benefits as of June 30, 2026 and December 31, 2025, and recognized no interest or penalties related to income taxes for either period. The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company’s tax returns remain subject to examination by the Ukrainian tax authorities in accordance with applicable statutory limitation periods.

13. Commitments and Contingencies

From time to time, the Company may be involved in legal proceedings and claims arising in the ordinary course of business, including matters related to employment, product warranty and commercial disputes. During the six months ended June 30, 2026 and 2025, the Company incurred contractual penalties of $295 and $176,696, respectively, related to delays in the delivery of products under government customer contracts; the penalties were accounted for as a reduction of revenue, and no accrued liability for such penalties was recorded as of June 30, 2026 or December 31, 2025. As of June 30, 2026, the Company was not involved in any material tax disputes, and management was not aware of any pending legal proceedings, claims, commitments or contingencies that were reasonably likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

14. Related-Party Transactions

The Company enters into transactions with its Members, former Members and other related parties. The related-party relationships, including the basis on which VATAGA TRADE LLC is a related party, and the August 2025 change in ownership are described in Notes 8 and 14 to the audited annual financial statements.

For the six months ended June 30, 2026 and 2025, the Company incurred total expenses of $107,210 and $51,477, respectively, related to Ostapchuk Taras Igorovich, a Member of the Company who also performs management functions, consisting of compensation and employer-related payroll costs and business expenses incurred on behalf of the Company and settled through the Company’s expense and advance-report process.

The related-party receivable of $9,432 outstanding as of December 31, 2025, arising from the 2025 sale of a vehicle to IS Aerial Vehicles LLC, was collected during the six months ended June 30, 2026. Cash proceeds received during the period amounted to $9,233 and are classified within proceeds from disposals of property and equipment in investing activities. The difference between the December 31, 2025 carrying amount of the receivable and the cash proceeds recognized in 2026 reflects foreign currency exchange effects between the reporting date and the date of collection. No related-party receivables or payables were outstanding as of June 30, 2026.

For the six months ended June 30, 2025, the Company incurred rent and utility expenses from VATAGA TRADE LLC of $11,626, purchased inventories totaling $1,065, received interest-free repayable financial assistance of $527,439 and, together with the balance outstanding at December 31, 2024, repaid $757,345. There were no transactions with VATAGA TRADE LLC during the six months ended June 30, 2026.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

15. Risks and Uncertainties

Supplier Concentration

The Company purchases components, materials and other supplies from domestic and foreign suppliers. For the six months ended June 30, 2026 and 2025, suppliers that individually accounted for approximately 10% or more of the Company’s total purchases were as follows:

Supplier	2026	2025
VEST IST KOMPANI LLC	15.1%	10.7%
ARAX Spedition-, Handel- und Beratungs-Agentur GmbH	10.8%	—%
Sinotec Europe Kft, Hungary	10.0%	—%
ETS-Kyiv LLC	—%	26.6%
Total	35.9%	37.3%

The Company’s operations depend on the availability of certain components and materials from third-party suppliers. Disruptions in the availability of these supplies, including those resulting from geopolitical conditions, transportation constraints or other supply chain disruptions, could adversely affect the Company’s production and operations.

Geopolitical and Economic Conditions

The Company’s operations are conducted in Ukraine and continue to be significantly affected by the ongoing war and related geopolitical and economic conditions, as described in Note 15 to the audited annual financial statements. There have been no material changes to these risks and uncertainties, or to the ways in which they may affect the Company’s operations, from those described in the annual financial statements.

LIMITED LIABILITY COMPANY “JK LAND VEHICLES”

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amounts in U.S. Dollars)

16. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through September 11, 2026, the date these unaudited condensed interim financial statements were available to be issued, and has not identified any events requiring recognition or disclosure except as noted below.

Transfer of Ownership Interest

On July 2, 2026, IS Aerial Vehicles LLC transferred its 50% ownership interest in the Company to Limited Liability Company Vluchnotech (“Vluchnotech”). No consideration was paid or received by the Company in connection with the transfer. Following the transfer, Vluchnotech and Ostapchuk Taras Igorovich each held a 50% ownership interest in the Company. The transfer did not affect the Company’s charter capital or its financial position, results of operations or cash flows.

Acquisition Agreement with Swarmer, Inc

On September 9, 2026, Swarmer, Inc, a Delaware corporation (“Swarmer”), entered into a Participatory Interests Purchase Agreement (the “Purchase Agreement”) with the holders of the Company’s participatory interests (the “Sellers”), pursuant to which Swarmer will acquire 100% of the Company’s charter capital. At closing, Swarmer will pay a cash purchase price of $7.2 million, adjusted for the Company’s cash, indebtedness, unpaid transaction expenses and net working capital, and will issue 1,064,942 shares of Swarmer common stock. The Sellers will also be entitled to up to $7.2 million in cash if the Company achieves revenue and operating income targets for the fiscal year ending December 31, 2026, and up to 4,422,125 additional shares of Swarmer common stock if such targets are achieved for the fiscal years ending December 31, 2026, 2027 and 2028 (the “Earnout”).

Closing is subject to customary conditions, including approval by Swarmer’s stockholders of the share issuances under Nasdaq listing rules, for which Swarmer has agreed to file a proxy statement and hold a stockholder meeting, and the execution of an employment agreement between the Company and its chief executive officer. Either party may terminate the Purchase Agreement if closing has not occurred within 120 days after signing. Shares issued under the Purchase Agreement are subject to a six-month lock-up, and Swarmer has agreed to register their resale.

In connection with the closing, Swarmer will pay $0.8 million in cash and grant 118,326 fully vested restricted stock units to employees of the Company designated by the Sellers, with a further $0.8 million and up to 118,326 units payable if the fiscal year 2026 Earnout is earned, and will grant 137,600 restricted stock units to certain employees under a retention plan vesting over four years. These arrangements are separate from the purchase consideration and will be recognized as compensation expense after closing.

3,000,000 Shares

Swarmer, Inc

Common Stock

Sole Bookrunner

Lucid Capital Markets

, 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

Amount
SEC registration fee	$24,105.44
FINRA filing fee	$33,264.50
Legal fees and expenses	$75,000.00
Accounting fees and expenses	$15,000.00
Miscellaneous expenses	$2,630.06
Total	$150,000.00

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our Charter provides that no director or officer of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except for liability (1) for any breach of the director’s or officer’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) with respect to a director, under Section 174 of the Delaware General Corporation Law, and with respect to an officer, from any action by or in the right of the Registrant, or (4) from any transaction from which a director or an officer derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors of officers, then the liability of a director or officer of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Charter provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our Bylaws provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article VII, Section 2 of the Bylaws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, Article 5, Section VII of the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article VII, Section 1 of the Bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and Bylaws.

We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since our May 15, 2023 inception, we have issued the following securities that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options, and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Preferred Stock Issuances

In multiple closings from September to January 2026, we issued and sold an aggregate of 2,491,721 shares of Series A-1 convertible preferred stock at a purchase price of $3.3334 per share for an aggregate purchase price of approximately $15.6 million.

On September 22, 2025, we issued an aggregate of 223,336 shares of Series A-2 convertible preferred stock at a conversion price of $0.2975 per share.

On September 22, 2025, we issued an aggregate of 223,246 shares of Series A-3 convertible preferred stock at a conversion price of $0.5000 per share.

On September 22, 2025, we issued an aggregate of 1,262,162 shares of Series A-4 convertible preferred stock at a conversion price of $1.1667 per share.

On September 22, 2025, we issued an aggregate of 12,756 shares of Series A-5 convertible preferred stock at a conversion price of $1.2499 per share.

On September 22, 2025, we issued an aggregate of 5,978 shares of Series A-6 convertible preferred stock at a conversion price of $2.6663 per share.

On September 22, 2025 and December 19, 2025, after giving effect to the Stock Split, we issued an aggregate of (i) 1,199,980 warrants to purchase shares of common stock and (ii) 1,799,970 warrants to purchase shares of common stock, respectively. The warrants have an exercise price of $3.3334 per share, and became immediately exercisable upon the closing of our Initial Public Offering and will expire at 5:00 p.m. Eastern Time on March 22, 2027.

(b)	Equity Awards

From May 2023 (inception) through August 31, 2026, we granted options to purchase an aggregate of 10,240,406 shares of our common stock (after giving effect to the Stock Split) to our employees, directors and consultants at exercise prices ranging from $0.00001 to $45.14 per share: 5,643,900 shares under the 2023 Stock Plan, 3,749,011 shares under the 2024 Stock Plan and 847,495 shares under the 2026 Plan, including 12,555 shares under options granted to our non-employee directors on August 13, 2026. Over the same period we granted restricted stock units covering 2,683,680 shares of our common stock under the 2026 Plan.

During the same period, we issued 3,997,762 and 214,261 shares of common stock upon the exercise of options granted under the 2023 Stock Plan and 2024 Stock Plan, respectively. In addition, 139,775 shares of common stock were issued upon the settlement of restricted stock units granted under the 2026 Plan. No options granted under the 2026 Plan have been exercised.

No underwriters were used in the foregoing transactions, and no discounts or commissions were paid. All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Purchase Agreement

On June 10, 2026, we entered into the Purchase Agreement with Lucid pursuant to which Lucid has agreed to purchase from us up to an aggregate of 3,000,000 shares of our common stock from time to time over the term of the Purchase Agreement (subject to certain limitations).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

Exhibit Number	Description of Exhibits

2.1*˄

Participatory Interests Purchase Agreement, dated September 9, 2026, by and among Swarmer, Inc, Taras Ihorovych Ostapchuk, Mykola Oleksandrovych Paliienko, Taras Ivanovych Murashko, Denys Volodymyrovych Gorovyi and the Direct Sellers party thereto from time to time (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 10, 2026).

3.1**	Third Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 18, 2026).

3.2**	Amended and Restated Bylaws (incorporated by reference from Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 18, 2026).

4.1**	Specimen Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 19, 2026).

4.2˄**	Investors’ Rights Agreement, dated as of September 22, 2025 (incorporated by reference from Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

4.3**	Form of Common Warrant (incorporated by reference from Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

4.4**	Form of Pre-Funded Warrant (incorporated by reference from Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 18, 2026).

5.1**	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1**	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.1 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 19, 2026).

10.2+**

Employment Agreement, dated as of September 22, 2025 by and between Swarmer, Inc and Serhii Kupriienko (incorporated by reference from Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.3+**

Employment Agreement, dated as of September 22, 2025, by and between Swarmer, Inc and Alexander Fink (incorporated by reference from Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.4+**	Swarmer, Inc 2023 Stock Plan (incorporated by reference from Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.5+**	Swarmer, Inc 2024 Stock Plan (incorporated by reference from Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.6+**	Swarmer, Inc 2026 Equity Incentive Plan (incorporated by reference from Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.7+**

Swarmer, Inc 2026 Equity Incentive Plan Form of RSU Agreement (incorporated by reference from Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.8+**

Swarmer, Inc 2026 Equity Incentive Plan Form of Option Agreement (incorporated by reference from Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

Exhibit Number	Description of Exhibits

10.9#**

License Agreement, dated June 5, 2024, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.10#**

License Agreement, dated August 15, 2024, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.11#**

License Agreement, dated October 16, 2024, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.12#**

License Agreement, dated February 3, 2025, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.13#**

Addendum No. 1 to License Agreement, dated February 21, 2025, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.14#**

Addendum No. 2 to License Agreement, dated April 16, 2025, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.15#**

Addendum No. 3 to License Agreement, dated May 29, 2025, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.16#**

Addendum No. 4 to License Agreement, dated July 18, 2025, by and between Autonomous Robotic Systems LLC and SMS (incorporated by reference from Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.17#**

Chief Strategic Advisor and Non-Executive Chairman Agreement with Erik Prince, dated as of December 8, 2025, by and between Swarmer, Inc and Erik Dean Prince (incorporated by reference from Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.18**

Lease Agreement, dated October 20, 2025, by and between Swarmer, Inc and Velocity Real Estate Holdings, LLC (incorporated by reference from Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on February 2, 2026).

10.19#**

Amendment to Employment Agreement, dated February 18, 2026, by and between Swarmer, Inc and Serhii Kupriienko (incorporated by reference from Exhibit 10.19 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 19, 2026).

10.20#**

Amendment to Employment Agreement, dated February 18, 2026, by and between Swarmer, Inc and Alexander Fink (incorporated by reference from Exhibit 10.20 to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 19, 2026).

10.21**

Common Stock Purchase Agreement, dated as of June 10, 2026, by and between Swarmer, Inc and Lucid Capital Markets, LLC (incorporated by reference from Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on June 10, 2026).

10.22**

Registration Rights Agreement, dated as of June 10, 2026, by and between Swarmer, Inc and Lucid Capital Markets, LLC (incorporated by reference from Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on June 10, 2026).

Exhibit Number	Description of Exhibits
10.23#**

Master Supplier Agreement, dated May 11, 2026, by and between Swarmer Estonia OÜ and Meta Bureau, LLC (incorporated by reference from Exhibit 10.25 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2026).

10.24+**	Non-Employee Director Compensation Policy (incorporated by reference from Exhibit 10.26 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2026).

10.25*

Amended and Restated Master Supplier Agreement, dated June 25, 2026, by and between Swarmer Estonia OÜ and Meta Bureau LLC (incorporated by reference from Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026).

10.26*

Master Supplier Agreement, dated June 25, 2026, by and between Swarmer Estonia OÜ and Progress TRW S.R.O. (incorporated by reference from Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026).

15.1*	Awareness Letter of Sax LLP, Independent Auditors.

21.1**	Subsidiaries of Registrant (incorporated by reference from Exhibit 21.1 to the Registrant’s Amendment No.1 to the Registration Statement on Form S-1 filed with the SEC on February 19, 2026).

23.1*	Consent of CBIZ CPAs P.C., Independent Registered Public Accounting Firm.

23.2*	Consent of Sax LLP, Independent Auditors.

23.3**	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

107**	Filing fee table
*	Filed herewith.
**	Previously filed.
#

Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ([***]) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

+	Denotes management compensation plan or contract.
˄

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

ITEM 17. UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this post-effective amendment to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on the 16th of September, 2026.

SWARMER, INC

/s/ Alexander Fink
Alexander Fink
Chief Executive Officer (U.S.) and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alexander Fink	Chief Executive Officer (U.S.), President and Director	September 16, 2026
Alexander Fink	(Principal Executive Officer)

/s/ Brooks Ensign	Chief Financial Officer and Treasurer	September 16, 2026
Brooks Ensign	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman	September 16, 2026
Erik Prince

*	Director	September 16, 2026
Edward Antoian

*	Director	September 16, 2026
Amir Frenkel

*	Director	September 16, 2026
Serhii Kupriienko

*	Director	September 16, 2026
Derek Reisfield

*	Director	September 16, 2026
Philip Wagenheim

*	Director	September 16, 2026
Justin Zeefe

*By:	/s/ Alexander Fink
Name: Alexander Fink
Title: Attorney-in-fact